


SEC MAIL
PROCESSING
RECEIVED
NOV 01 2006
WASH. D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 September 2006
From	Bill Hundy	Pages	187
Subject	ANNUAL ACCOUNTS		

SUPPL

We attach the audited accounts of Origin Energy Limited and controlled entities for the financial year ended 30 June 2006 comprising:

1. the Financial Statements
2. the Concise Annual Report including Directors' Report
3. Notice of Annual General Meeting and Proxy Appointment Form

These documents are being sent to shareholders today.

We confirm that the Company will be treated as having lodged the reports with the Australian Securities and Investments Commission by reason of having given them to you.

Regards

06018089

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


RECEIVED
2006 NOV -3 P 12:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Strategy

Performance

Growth

Investing for growth

Financial Statements 2006


Origin
energy


RECEIVED
2006 NOV -3 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Origin Energy Limited
ABN 30 000 051 696

Performance
Our integrated business model has delivered increased earnings and growing cash flows which have funded our development projects and allowed the payment of increasing dividends.


Performance
Strategy
Growth

Strategy
By positioning our business across the competitive segments of the energy industry we have been able to take advantage of opportunities to grow our exploration, production, generation and retail segments through organic development projects and acquisitions.

Growth

Origin Energy is adding long-term value to the company and delivering increasing returns for shareholders by identifying new opportunities and investing for growth.

Contents

Income Statements 2
Statements of Recognised Income and Expense 3
Balance Sheets 4
Statements of Cash Flows 5
Notes to the Financial Statements
1. Statement of significant accounting policies 6
2. Segments 15
3. Profit 18
4. Income tax expense/(benefit) 20
5. Dividends 21
6. Trade and other receivables 21
7. Inventories 22
8. Other assets 22
9. Investments accounted for using the equity method 22
10. Other financial assets 22
11. Property, plant and equipment 23
12. Exploration, evaluation and development expenditure 25
13. Intangible assets 25
14. Deferred tax assets 26
15. Trade and other payables 28
16. Interest-bearing liabilities and lease liabilities 28
17. Other financial liabilities 29
18. Tax liabilities 29
19. Provisions 31
20. Defined benefit superannuation plan 32
21. Issued capital 35
22. Reserves 35
23. Equity reconciliations 36
24. Notes to the Statements of Cash Flows 38
25. Auditors' remuneration 40
26. Contingent liabilities and assets 41
27. Commitments 41
28. Details of credit facilities available to the consolidated entity 42
29. Financial instruments 44
30. Acquisition of controlled entities 53
31. Controlled entities 53
32. Investments accounted for using the equity method 56
33. Interest in joint venture operations 58
34. Share based payments 59
35. Related party disclosures 62
36. Key management personnel 63
37. Deed of cross guarantee 63
38. Earnings per share 65
39. Impact of adopting Australian equivalents to International Financial Reporting Standards 66
40. Events subsequent to reporting date 73
Directors' Declaration 74
Independent Audit Report 75
Share and Shareholder Information 76
Directory .... Back Cover

These are the financial statements referred to in the Annual Report.

Income Statements

for year ended 30 June

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Sales revenue		**5,879,756**	4,869,969	**–**	–
Other income		**70,665**	32,416	**7,133**	12,855
Total sales revenue and other income	3(a)	**5,950,421**	4,902,385	**7,133**	12,855
Raw materials and consumables used, and changes in finished goods and work in progress		**3,974,299**	3,224,590	**–**	–
Advertising expense		**26,996**	24,143	**105**	22
Bad debts expense		**14,768**	16,017	**–**	–
Consultancy expense		**36,368**	13,319	**9,449**	406
Contracting expense		**131,623**	110,797	**624**	393
Depreciation and amortisation expense	3(c)	**296,638**	262,198	**1,099**	1,107
Employee benefits expense	3(c)	**309,395**	266,156	**21,721**	12,992
Exploration expense		**45,223**	31,405	**–**	–
Oil and gas production expense		**59,254**	44,355	**–**	–
Net loss on financial instruments		**20,163**	19,034	**–**	–
Motor vehicle expense		**17,592**	19,246	**467**	443
Occupancy expense		**33,031**	33,294	**691**	1,253
Repairs and maintenance expense		**44,496**	35,078	**11**	34
Royalties expense		**31,719**	30,355	**–**	–
Foreign exchange loss relating to the funding of foreign operations		**–**	–	**35,280**	1,110
Administration and other expenses		**138,628**	132,561	**11,228**	7,377
Total expenses, excluding financing costs		**5,180,193**	4,262,548	**80,675**	25,137
Net financing costs/(income)	3(b)	**167,391**	147,661	**(68,548)**	(82,345)
Share of net profits of associates and joint venture entities accounted for using the equity method	32	**20,391**	16,398	**–**	–
Profit before income tax		**623,228**	508,574	**(4,994)**	70,063
Income tax expense	4	**169,148**	137,171	**(27,168)**	9,519
Profit for the year		**454,080**	371,403	**22,174**	60,544
Profit attributable to minority interest	23	**122,171**	70,170	**–**	–
Profit attributable to members of the parent entity	23	**331,909**	301,233	**22,174**	60,544
Basic earnings per share	38	**41.9 cents**	42.1 cents		
Diluted earnings per share	38	**41.7 cents**	41.8 cents		
Normalised earnings per share – basic	38	**41.9 cents**	39.5 cents		
Normalised earnings per share – diluted	38	**41.7 cents**	39.2 cents		

The Income Statements should be read in conjunction with the accompanying notes set out on pages 6 to 73.

Statements of Recognised Income and Expense

for year ended 30 June

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Available for sale assets:					
Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139, net of tax		**27,614**	–	**27,026**	–
Losses transferred to income statement		**(1,646)**	–	**–**	–
Valuation loss taken to equity for the year ended 30 June 2006		**(1,602)**	–	**(2,660)**	–
Cash flow hedges:					
Loss taken to equity on initial adoption of AASB 132 and AASB 139, net of tax		**(11,010)**	–	**(5,658)**	–
Gains transferred to income statement		**40,504**	–	**5,095**	–
Transferred to carrying amount of assets		**(977)**		**–**	
Foreign currency translation gain		**855**	–	**–**	–
Valuation loss taken to equity for the year ended 30 June 2006		**(23,361)**	–	**(9,028)**	–
Share of increase in hedging reserves attributable to equity accounted entities for the year ended 30 June 2006		**3,827**	–	**–**	–
Net gain on hedge of net investment in foreign subsidiary:					
Gain taken to equity for the year ended 30 June 2006		**45,162**	8,177	**–**	–
Translation of foreign operations:					
Exchange differences taken to equity		**(256,009)**	(28,830)	**–**	–
Translation of cash flow hedge reserve		**(855)**	–	**–**	–
Actuarial gain/(loss) on defined benefit superannuation plan, net of tax		**6,373**	(6,693)	**6,373**	(6,693)
Net income/(expense) recognised directly in equity		**(171,125)**	(27,346)	**21,148**	(6,693)
Profit for the year		**454,080**	371,403	**22,174**	60,544
Total recognised income and expense for the year		**282,955**	344,057	**43,322**	53,851
Total recognised income and expense for the year attributable to minority interests		**13,075**	59,306	**–**	–
Total recognised income and expense for the year attributable to members of the parent entity		**269,880**	284,751	**43,322**	53,851

The Statements of Recognised Income and Expense should be read in conjunction with the accompanying notes set out on pages 6 to 73.

The above amounts and other movements in equity arising from transactions with owners as owners are set out in note 23.

Balance Sheets

as at 30 June

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Current assets					
Cash and cash equivalents		**309,229**	87,793	**6,278**	5,729
Trade and other receivables	6	**875,459**	830,009	**5,613,521**	4,521,101
Inventories	7	**101,884**	95,594	**–**	–
Other financial assets	10	**219,881**	–	**13,523**	–
Other	8	**42,998**	59,555	**3,462**	4,323
Total current assets		**1,549,451**	1,072,951	**5,636,784**	4,531,153
Non-current assets					
Receivables	6	**3,638**	5,503	**100,025**	100,025
Investments accounted for using the equity method	9	**78,448**	114,636	**–**	–
Other financial assets	10	**216,710**	174,092	**1,642,017**	1,609,574
Property, plant and equipment	11	**5,244,933**	5,165,113	**6,870**	8,463
Exploration and evaluation expenditure	12	**186,064**	211,504	**–**	–
Development expenditure	12	**128,910**	90,958	**–**	–
Intangible assets	13	**1,227,860**	1,263,426	**–**	–
Deferred tax assets	14	**5,133**	5,471	**7,501**	–
Other	8	**23,780**	19,313	**7,320**	–
Total non-current assets		**7,115,476**	7,050,016	**1,763,733**	1,718,062
Total assets		**8,664,927**	8,122,967	**7,400,517**	6,249,215
Current liabilities					
Trade and other payables	15	**796,243**	688,478	**3,362,755**	2,393,551
Interest-bearing liabilities	16	**511,916**	239,566	**238,572**	216,335
Other financial liabilities	17	**148,108**	–	**13,523**	–
Tax liabilities	18	**26,179**	9,102	**22,857**	7,084
Provisions	19	**95,297**	92,017	**10,922**	19,458
Total current liabilities		**1,577,743**	1,029,163	**3,648,629**	2,636,428
Non-current liabilities					
Trade and other payables	15	**6,460**	6,698	**–**	–
Interest-bearing liabilities	16	**2,207,896**	2,590,745	**1,492,008**	1,379,248
Other financial liabilities	17	**271,008**	–	**113,632**	–
Tax liabilities	18	**778,658**	797,733	**–**	21,425
Provisions	19	**177,477**	180,035	**4,877**	10,623
Total non-current liabilities		**3,441,499**	3,575,211	**1,610,517**	1,411,296
Total liabilities		**5,019,242**	4,604,374	**5,259,146**	4,047,724
Net assets		**3,645,685**	3,518,593	**2,141,371**	2,201,491
Equity					
Issued capital	21	**1,158,959**	1,133,890	**1,158,959**	1,133,890
Reserves	22	**(38,008)**	(2,887)	**43,030**	6,691
Retained earnings	23	**1,569,728**	1,393,238	**939,382**	1,060,910
Total parent entity interest		**2,690,679**	2,524,241	**2,141,371**	2,201,491
Minority interests	23	**955,006**	994,352	**–**	–
Total equity	23	**3,645,685**	3,518,593	**2,141,371**	2,201,491

The Balance Sheets should be read in conjunction with the accompanying notes set out on pages 6 to 73.

Statements of Cash Flows

for year ended 30 June

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Cash flows from operating activities					
Cash receipts from customers		**6,216,021**	5,211,994	**13,782**	24,629
Cash paid to suppliers		**(5,131,806)**	(4,345,052)	**(40,204)**	(28,745)
Cash generated from operations		**1,084,215**	866,942	**(26,422)**	(4,116)
Dividends/distributions received from associates/ joint venture entities		**20,316**	18,867	**–**	–
Other dividends received		**836**	1,141	**–**	–
Income taxes refunded/(paid)		**(118,788)**	(181,213)	**(35,361)**	12,448
Net cash from/(used in) operating activities	24(d)	**986,579**	705,737	**(61,783)**	8,332
Cash flows from investing activities					
Payments for property, plant and equipment		**(480,276)**	(337,673)	**(156)**	(6,327)
Payments for exploration and producing areas of interest		**(199,896)**	(129,488)	**–**	–
Acquisition of controlled entities (net of cash acquired)	24(e)	**(31,174)**	(942,504)	**–**	(620,000)
Acquisition of other investments		**(940)**	(2,321)	**(940)**	(2,321)
Acquisition of businesses and other assets (net of cash acquired)		**(148,838)**	(22,753)	**–**	–
Loans to equity accounted entities		**–**	(2,514)	**–**	–
Repayment of loans by equity accounted entities		**59,026**	1,165	**–**	–
Interest received		**20,317**	8,553	**268,913**	241,781
Net proceeds from disposal of investments		**66,848**	1,659	**–**	–
Net proceeds from sale of non-current assets		**27,872**	20,593	**4**	–
Net cash from/(used in) investing activities		**(687,061)**	(1,405,283)	**267,821**	(386,867)
Cash flows from financing activities					
Proceeds from borrowings		**2,808,342**	3,684,256	**2,808,342**	3,607,773
Repayment of borrowings		**(2,515,922)**	(3,293,814)	**(2,771,085)**	(2,890,691)
Interest paid		**(205,506)**	(158,812)	**(187,728)**	(153,320)
Dividends paid by parent entity		**(110,657)**	(64,887)	**(110,657)**	(64,887)
Dividends paid to minority interests		**(52,421)**	(43,563)	**–**	–
Proceeds from issue of share capital	21	**4,006**	7,808	**4,006**	7,808
Proceeds from Rights Issue		**–**	630,504	**–**	630,504
Proceeds from issue of convertible undated preference shares (net of transaction costs)		**–**	592,885	**–**	–
Redemption of convertible undated preference shares		**–**	(619,848)	**–**	–
Loans to controlled entities		**–**	–	**(7,971,709)**	(8,888,804)
Repayment of loans by controlled entities		**–**	–	**8,023,342**	8,141,237
Net cash provided by/(used in) financing activities		**(72,158)**	734,529	**(205,489)**	389,620
Net increase in cash and cash equivalents		**227,360**	34,983	**549**	11,085
Cash and cash equivalents at the beginning of the year		**79,030**	44,318	**5,729**	(5,356)
Effect of exchange rate changes on cash		**(3,756)**	(271)	**–**	–
Cash and cash equivalents at the end of the year	24(a)	**302,634**	79,030	**6,278**	5,729

The Statements of Cash Flows should be read in conjunction with the accompanying notes set out on pages 6 to 73.

1. Statement of significant accounting policies

Origin Energy Limited (the 'company') is a company domiciled in Australia. The consolidated financial report of the company for the year ended 30 June 2006 comprise the company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates and jointly controlled entities. The financial report was authorised for issue by the directors on 30 August 2006.

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRS') form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ('A-IFRS').

This is the company's and consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being A-IFRS and AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied. An explanation of how the transition to A-IFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the company is provided in note 39.

Basis of preparation

The financial report is presented in Australian dollars.

The entity has elected to early adopt the following accounting standards and amendments:

- AASB 7 *Financial Instruments: Disclosures*;
- AASB 119 *Employee Benefits* (December 2004);
- AASB 2004-3 *Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 101 *Presentation of Financial Statements*, AASB 124 *Related Party Disclosures;*
- AASB 2005-1 *Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;*
- AASB 2005-3 *Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);*
- AASB 2005-4 *Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 1023 *General Insurance Contracts*, AASB 1038 *Life Insurance Contracts*;
- AASB 2005-5 *Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, and AASB 139 *Financial Instruments: Recognition and Measurement*;
- AASB 2005-6 *Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations*;
- AASB 2005-10 *Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts, arising from the release of AASB 7;*
- AASB 2006-1 *Amendments to Australian Accounting Standards (January 2006) amending AASB 121 The Effects of Changes in Foreign Exchange Rates (July 2004);*
- UIG 4 *Determining whether an Arrangement contains a Lease*;
- UIG 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*; and
- UIG 9 *Reassessment of Embedded Derivatives*

The entity has elected not to early adopt the following standards and amendments:

- UIG 8 *Scope of AASB 2*; and
- AASB 2005-9 *Amendments to Australian Accounting Standards (September 2005) amending AASB 4 Insurance Contracts*, AASB 1023 *General Insurance Contracts*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Presentation.*

The adoption of these standards could have an effect on the financial results of the Company and consolidated entity, however, the impact is not known or reasonably estimable in the current year as the Company is in the process of assessing their impact.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivatives financial instruments and financial assets classified as available-for-sale.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of a financial report requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Except for the change in accounting policy relating to financial instruments, the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening A-IFRS balance sheet at 1 July 2004 for the purposes of the transition to A-IFRS. The accounting policies have been applied consistently by all entities in the consolidated entity.

1. Statement of significant accounting policies (continued)

Change in accounting policy: Adoption of AASB 132 and AASB 139

In the current financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement*. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available for sale investments and derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedging reserve and available for sale reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out in note 39 as an adjustment to the opening balance sheet at 1 July 2005.

Principles of consolidation

Subsidiaries

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Minority interests in the equity and profit of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the profit or loss are included only from the date control commenced or up to the date control ceased.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence, but not control, over the financial and operating policies and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. The consolidated financial statements includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint venture entities

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the jointly controlled entity's profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in the consolidated reserves.

Joint venture operations

The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Segment reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Receivables

Trade and other receivables are recorded at amortised cost less accumulated impairment losses.

Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined predominantly on the first-in-first-out basis of valuation.

Deferred expenses

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Impairment

The carrying amounts of assets, other than inventories, derivatives and deferred tax assets, are reviewed at each reporting date to determine if there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated, as discussed below.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

1. Statement of significant accounting policies (continued)

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the cash-generating unit on a pro rata basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

An impairment loss is reversed if there has been an indication that the impairment loss no longer exists and there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

Calculation of recoverable amount
The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of some assets is their fair value less costs to sell.

Intangibles

Goodwill

Business combinations prior to 31 March 1999
Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 31 March 1999 have not been reconsidered in preparing the consolidated entity's opening A-IFRS balance sheet at 1 July 2004 (see note 39).

Business combinations since 31 March 1999
All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets and contingent liabilities acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted entities, the carrying amount of goodwill is included in the carrying amount of the investment in the equity accounted entity. Negative goodwill arising on an acquisition is recognised directly in the income statement.

Other intangible assets
Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the income statement as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Exploration and evaluation expenditure
Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach. All exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.

1. Statement of significant accounting policies (continued)

Exploration and evaluation expenditure is partially or fully capitalised where either (i) the expenditures is expected to be recouped through successful development and exploitation of the area of interest (or alternatively, by its sale) or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing, or where both conditions are met.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to development assets.

Development assets

The costs of oil and gas assets in the development phase are separately accounted for and include costs transferred from exploration and evaluation costs once technical feasibility and commercial viability of an area of interest are demonstrable, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences the accumulated costs are transferred to producing areas of interest.

Investments in debt and equity securities

Current period

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Other financial assets held by the consolidated entity are classified as being available for sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of financial assets classified as available for sale is their quoted bid price at the balance sheet date.

Financial assets classified as available for sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to/by the consolidated entity.

Comparative period

Interests in listed and unlisted companies which are not controlled entities, associated entities or joint venture entities are treated as investments and are carried at cost. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts.

Property, plant and equipment

Items of property, plant and equipment are recorded at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Producing areas of interest

The costs of oil and gas assets in production are separately accounted for and include costs transferred from exploration and evaluation costs, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

Leased plant and equipment

Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

Self-constructed assets

These assets are carried at cost and tested for impairment. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Depreciation and amortisation

With the exception of producing areas of interest and land, depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. The average depreciation rate in the current and comparative periods are disclosed in note 11. Land is not depreciated.

Finance leases

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

Operating leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the income statement as the integral part of total lease expense spread over the lease term.

Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at amortised cost.

1. Statement of significant accounting policies (continued)

Interest-bearing liabilities

Current period

Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis. Interest expense is recognised in the income statements as net financing costs.

Comparative period

Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate in 'trade creditors and accruals'. Borrowings are recognised at their face value. Any premium or discount is booked as prepaid interest and is amortised over the period to maturity.

Defined benefit superannuation plan

The consolidated entity's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value, and the fair value of the plan assets is deducted. The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur and are presented in the statement of recognised income and expense.

Defined contribution superannuation funds

The consolidated entity makes contributions to a defined contribution superannuation fund. All contributions made by the company are recognised as an expense in the income statements as incurred.

Long-term service benefits

The company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the company's obligations.

Wages, salaries, annual leave, sick leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the company expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

Provisions

A provision is recognised in the balance sheet when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. Provisions are determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being the rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the income statement, the expense recognised in respect of a provision is presented net of the recovery. The unwinding of the discount on the provision is recognised in the income statements as interest expense.

In the balance sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restoration, rehabilitation and dismantling

Provisions for the estimated present value of costs relating to future restoration, removal and rehabilitation activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste, dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

1. Statement of significant accounting policies (continued)

Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Revenue recognition

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the company to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice the above revenue recognition approach is applied to the company's business segments as follows:

- Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- Revenue from electricity and gas supplied by the Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the consolidated entity will comply with the conditions attaching to them. Grants that compensate the consolidated entity for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the consolidated entity for the cost of an asset are recognised in the income statement as other income on a systematic basis over the useful life of the asset.

Dividends

Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates and other investments are recognised when dividends are declared. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Interest revenue

Interest revenue is recognised as it accrues using the effective interest method.

Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, and gains and losses on interest rate swaps and cross currency interest rate swaps that are recognised in the income statement. Borrowing costs are expensed as incurred and included in net financing costs.

Financing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the balance sheet. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

1. Statement of significant accounting policies (continued)

Income tax
Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation
The company and its wholly-owned Australian resident entities formed a tax consolidated group with effect from 1 July 2003. The head entity within the tax consolidated group is Origin Energy Limited.

Under A-IFRS, the consolidated entity has adopted UIG 1052 *Tax Consolidation Accounting* which requires the subsidiaries to initially recognise both current and deferred taxes before recognising the head entity's assumption of the current tax liability (asset) and deferred tax assets from tax losses. Under A-IFRS the subsidiaries are required to recognise deferred tax assets relating to temporary differences, other than for tax losses.

Upon adoption of UIG 1052 under A-IFRS, all tax funding arrangements amounts are recognised as inter-entity amounts, giving rise to a contribution by or distribution to equity participants to the extent they differ from the amounts assumed by the head entity from subsidiaries. The entities in the Australian tax-consolidated group have revised the tax funding arrangement to address only current tax amounts and deferred tax assets from tax losses/credits so that no net contributions or distributions to equity participants are expected to arise in the future.

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal. In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to A-IFRS, are presented as a separate component of equity.

1. Statement of significant accounting policies (continued)

Derivative financial instruments

Current accounting period

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and commodity price risks arising from operational, financing and investment activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations. Refer to note 29 for further details.

Comparative period

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create. Derivative financial instruments are not held for speculative purposes. Where derivative financial instruments are designated as a hedge of an anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred. When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the income statement. Option premiums are recorded as prepayments when paid and amortised over the term of the option.

Hedging

Current period

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than described above, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in the income statement, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Comparative period

For foreign currency hedges of specific purchases or sales, the costs (or gains) of entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the balance sheet from the inception of the hedge contract. The gains or losses on the foreign currency hedges are included in the measurement of the hedged transaction, when the transaction has occurred.

1. Statement of significant accounting policies (continued)

Equity-based compensation
Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

- **Senior Executive Option Plan:** The fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.
- **Employee Share Plan and the Executive Share Plan:** Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the balance sheet until paid and included in employee expenses in the income statement.

Accounting estimates and judgements
The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included earlier in this note.

Litigation
Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

Impairment of assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset-specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

Exploration and Evaluation expenditure
The consolidated entity's accounting policy for exploration and evaluation is set out earlier in this note. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy, Origin Energy concludes that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

Depreciation of producing areas of interest
The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

Fair value of financial instruments
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Refer to note 29 for further details.

Defined benefit superannuation plan obligations
Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations. These assumptions are discussed in note 20.

	Australia*		New Zealand**		Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
2. Segments						
(a) Primary reporting – geographical segments						
Sales revenue and other income						
External sales revenue	**3,720,772**	3,575,343	**2,158,984**	1,294,626	**5,879,756**	4,869,969
Other income	**35,252**	27,859	**35,413**	4,557	**70,665**	32,416
Total segment revenue and other income	**3,756,024**	3,603,202	**2,194,397**	1,299,183	**5,950,421**	4,902,385
Result						
Segment result	**356,921**	369,436	**413,307**	270,401	**770,228**	639,837
Share of net profits of associates and joint venture entities	**18,409**	15,188	**1,982**	1,210	**20,391**	16,398
Earnings before interest and tax (EBIT)	**375,330**	384,624	**415,289**	271,611	**790,619**	656,235
Net financing costs					**(167,391)**	(147,661)
Profit before income tax					**623,228**	508,574
Income tax expense					**(169,148)**	(137,171)
Profit for the year					**454,080**	371,403
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**546,987**	553,650	**540,270**	364,783	**1,087,257**	918,433
Depreciation and amortisation	**171,657**	169,026	**124,981**	93,172	**296,638**	262,198
Significant other non-cash expenses	**13,160**	34,193	**10,805**	4,448	**23,965**	38,641
Acquisitions of non-current assets (includes capital expenditure)	**736,850**	445,847	**159,742**	1,028,605	**896,592**	1,474,452
Assets						
Segment assets	**4,313,243**	3,465,830	**3,958,874**	4,449,237	**8,272,117**	7,915,067
Equity accounted investments	**73,867**	111,242	**4,581**	3,394	**78,448**	114,636
Total segment assets	**4,387,110**	3,577,072	**3,963,455**	4,452,631	**8,350,565**	8,029,703
Cash and tax assets					**314,362**	93,264
Total assets					**8,664,927**	8,122,967
Liabilities						
Segment liabilities	**1,075,026**	676,792	**419,567**	290,436	**1,494,593**	967,228
Interest-bearing liabilities and tax liabilities					**3,524,649**	3,637,146
Total liabilities					**5,019,242**	4,604,374

* The Australian geographic segment includes operations in Australia and the Pacific.

** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities. The June 2005 comparative period includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

	Exploration and Production		Retail	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
2. Segments (continued)				
(b) Secondary reporting – business segments				
Sales revenue and other income				
Total sales	**434,943**	414,445	**3,214,106**	3,068,235
Intersegment sales elimination*	**(90,977)**	(64,606)	**-**	–
External sales revenue	**343,966**	349,839	**3,214,106**	3,068,235
Other income	**20,019**	11,053	**7,451**	6,081
Total segment revenue and other income	**363,985**	360,892	**3,221,557**	3,074,316
Result				
Segment result	**98,975**	131,702	**226,681**	206,461
Share of net profits of associates and joint venture entities	**-**	–	**91**	67
Earnings before interest and tax (EBIT)	**98,975**	131,702	**226,772**	206,528
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**205,403**	229,621	**273,254**	256,711
Depreciation and amortisation	**106,428**	97,919	**46,482**	50,183
Significant other non-cash expenses	**4,700**	7,523	**12,526**	22,242
Acquisitions of non-current assets (includes capital expenditure)	**662,453**	384,030	**97,291**	75,623
Assets				
Segment assets	**1,985,838**	1,466,185	**1,932,680**	1,585,307
Equity accounted investments	**-**	–	**148**	154
Total segment assets	**1,985,838**	1,466,185	**1,932,828**	1,585,461
Cash and tax assets				
Total assets				
Liabilities				
Segment liabilities	**317,602**	222,509	**704,184**	425,035
Interest-bearing liabilities and tax liabilities				
Total liabilities				

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** The Contact Energy segment in the June 2005 year includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.

Business segments:	**Products and services:**
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact Energy	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Seasonality of operations

The consolidated entity's Retail segment is subject to seasonal fluctuations as a result of weather conditions. The entity attempts to minimise the seasonal impact through hedging activities. Historically, the profit for the first half of the financial year is marginally higher than the second half of the financial year.

	Generation 2006 $'000	Generation 2005 $'000	Networks 2006 $'000	Networks 2005 $'000	Contact Energy** 2006 $'000	Contact Energy** 2005 $'000	Consolidated 2006 $'000	Consolidated 2005 $'000
	104,179	125,223	**171,745**	158,742	**2,074,755**	1,215,846	**5,999,728**	4,982,491
	(28,995)	(47,916)	**–**	–	**–**	–	**(119,972)**	(112,522)
	75,184	77,307	**171,745**	158,742	**2,074,755**	1,215,846	**5,879,756**	4,869,969
	4,088	406	**8,254**	13,939	**30,853**	937	**70,665**	32,416
	79,272	77,713	**179,999**	172,681	**2,105,608**	1,216,783	**5,950,421**	4,902,385
	23,947	19,398	**22,071**	26,177	**398,554**	256,099	**770,228**	639,837
	11,666	8,288	**6,743**	6,900	**1,891**	1,143	**20,391**	16,398
	35,613	27,686	**28,814**	33,077	**400,445**	257,242	**790,619**	656,235
	59,574	52,097	**29,594**	34,357	**519,432**	345,647	**1,087,257**	918,433
	23,961	24,411	**780**	1,280	**118,987**	88,405	**296,638**	262,198
	1,199	3,857	**1,064**	821	**4,476**	4,198	**23,965**	38,641
	17,431	7,561	**–**	1,037	**119,417**	1,006,201	**896,592**	1,474,452
	311,445	308,505	**219,533**	228,712	**3,822,621**	4,326,358	**8,272,117**	7,915,067
	56,498	59,162	**17,369**	52,080	**4,433**	3,240	**78,448**	114,636
	367,943	367,667	**236,902**	280,792	**3,827,054**	4,329,598	**8,350,565**	8,029,703
							314,362	93,264
							8,664,927	8,122,967
	20,730	21,352	**67,613**	54,947	**384,464**	243,385	**1,494,593**	967,228
							3,524,649	3,637,146
							5,019,242	4,604,374

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
3. Profit				
(a) Sales revenue and other income				
Sales revenue				
Revenue from sale of goods	**5,707,309**	4,711,260	**–**	–
Revenue from rendering of services	**172,447**	158,709	**–**	–
Total sales revenue	**5,879,756**	4,869,969	**–**	–
Other income				
Dividends received from other parties	**836**	1,141	**–**	–
Other distributions received	**7,129**	12,821	**7,129**	12,821
Net gain on sale of Valley Power asset	**30,942**	–	**–**	–
Net gain on sale of other assets	**13,386**	12,074	**4**	–
Net foreign exchange gain	**1,055**	–	**–**	–
Government grants/subsidies	**1,178**	402	**–**	–
Other	**16,139**	5,978	**–**	34
Total other income	**70,665**	32,416	**7,133**	12,855
Total sales revenue and other income	**5,950,421**	4,902,385	**7,133**	12,855
(b) Net financing costs				
Interest income:				
Wholly owned controlled entities	**–**	–	**268,674**	239,900
Associated entities	**602**	2,832	**–**	–
Other parties	**17,030**	8,286	**240**	1,881
	17,632	11,118	**268,914**	241,781
Net interest income on derivative instruments	**7,431**	–	**197**	–
Interest expense:				
Wholly owned controlled entities	**–**	–	**195,395**	154,427
Other parties	**179,718**	144,324	**–**	–
On unwinding of discount on provisions	**12,122**	12,561	**5,168**	5,009
Finance charges on capitalised leases	**614**	1,894	**–**	–
	192,454	158,779	**200,563**	159,436
Total net financing costs/(income)	**167,391**	147,661	**(68,548)**	(82,345)
Financing costs capitalised	**27,189**	20,007	**–**	–

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
3. Profit (continued)				
(c) Other expenses/income				
Cost of goods sold	**3,934,834**	3,201,664	**–**	–
Depreciation and amortisation:				
Generation property, plant and equipment	**124,485**	96,747	**–**	–
Other buildings	**1,984**	2,309	**–**	70
Other plant and equipment	**108,287**	95,049	**1,099**	1,037
Leased assets capitalised	**53**	96	**–**	–
Producing areas of interest	**58,459**	56,088	**–**	–
Commodity hedging contracts	**–**	7,401	**–**	–
Customer related and other intangibles	**1,409**	78	**–**	–
Other	**1,961**	4,430	**–**	–
	296,638	262,198	**1,099**	1,107
Write-down of inventories to net realisable value	**169**	137	**–**	–
Government royalties expense	**26,397**	24,537	**–**	–
Operating lease rental charges	**19,483**	24,048	**736**	1,273
Employee benefits expense:				
Wages and salaries	**264,884**	230,297	**14,053**	7,675
Annual leave expense	**16,273**	14,222	**1,087**	935
Long service leave expense	**5,113**	3,857	**426**	509
Employee share plan	**2,125**	2,264	**2,125**	2,264
Share based payments expense	**6,268**	4,287	**6,268**	4,287
Defined benefit superannuation funds	**(3,636)**	(3,688)	**(3,636)**	(3,688)
Contributions to defined contribution superannuation funds	**18,368**	14,917	**1,398**	1,010
	309,395	266,156	**21,721**	12,992

(d) Proposed dual-listed-company costs

In February 2006 Origin Energy Ltd and Contact Energy Ltd announced their intention to merge the two companies by way of a dual-listed-company structure, subject to obtaining all necessary legal, regulatory and other approvals, and subject to a positive vote by shareholders of both companies. The companies entered into a merger implementation agreement and commenced the work required to obtain these approvals. However by June 2006 it became clear that the merger proposal was unlikely to be supported by shareholders of Contact Energy and the merger implementation agreement was terminated with each party bearing its own costs.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Total costs before tax	**16,917**	–	**9,200**	–
Income tax benefit	**2,760**	–	**2,760**	–
Total costs after tax	**14,157**	–	**6,440**	–
Minority interest	**3,754**	–	**–**	–
Total costs after tax and minority interest	**10,403**	–	**6,440**	–

4. Income tax expense/(benefit)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Current tax expense	**211,456**	169,236	**63,617**	(21,982)
Deferred tax expense/(benefit)	**(35,016)**	(20,882)	**(90,422)**	36,360
Over provided in prior years	**(7,292)**	(11,183)	**(363)**	(4,859)
Total income tax expense/(benefit) in income statements	**169,148**	137,171	**(27,168)**	9,519
Reconciliation between tax expense and pre-tax net profit				
Profit/(loss) before income tax	**623,228**	508,574	**(4,994)**	70,063
Income tax using the domestic corporation tax rate of 30% (2005:30%)				
Prima facie income tax expense on pre-tax accounting profit:				
– at Australian tax rate of 30%	**186,968**	152,572	**(1,498)**	21,019
– adjustment for difference between Australian and overseas tax rates	**9,987**	5,844	**–**	–
Income tax expense on pre-tax accounting profit at standard rates	**196,955**	158,416	**(1,498)**	21,019
Increase in income tax expense due to:				
Share based remuneration expense	**1,880**	1,286	**636**	465
Non-deductible redeemable preference share expense	**4,436**	3,152	**–**	–
Decrease in income tax expense due to:				
Share of net profits of associates	**(1,932)**	(369)	**–**	–
Gain on disposal of Valley Power	**(9,828)**	–	**–**	–
Net unrealised foreign exchange gain	**–**	–	**(12,130)**	–
Recognition of change in net tax loss position	**(12,496)**	(10,610)	**(12,496)**	(3,055)
Other	**(2,575)**	(3,521)	**(1,317)**	(4,051)
	(20,515)	(10,062)	**(25,307)**	(6,641)
Over provided in prior years – current and deferred	**(7,292)**	(11,183)	**(363)**	(4,859)
Income tax expense/(benefit) on pre-tax net profit	**169,148**	137,171	**(27,168)**	9,519
Deferred tax movements recognised directly in equity				
Fair value of associates (including foreign currency translation)	**(674)**	(30)	**–**	–
Fair value of available for sale financial assets	**10,442**	2,462	**10,442**	2,462
Financial instruments at fair value (including foreign currency translation)	**(474)**	–	**15,053**	–
Property, plant and equipment (including foreign currency translation)	**(66,013)**	3,097	**–**	–
Inventory (including foreign currency translation)	**205**	(9)	**–**	–
Provisions (including foreign currency translation)	**554**	–	**–**	–
Other terms (net of foreign currency translation)	**7,095**	(6,530)	**5,790**	(4,806)
Relating to opening adjustments on application of new accounting policies at 1 July	**3,322**	(53,526)	**(19,163)**	13,341
	(45,543)	(54,536)	**12,122**	10,997

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
5. Dividends					
(a) Dividend reconciliation					
Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005 (2005: Final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004)		**63,334**	46,974	**63,334**	46,974
Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006 (2005: 7 cents per share, fully franked at 30%, paid 23 March 2005)		**71,445**	47,355	**71,445**	47,355
	23	**134,779**	94,329	**134,779**	94,329
(b) Subsequent event					
Since the end of the financial year, the Directors have declared a final dividend of 9 cents per share, fully franked at 30%, payable 29 September 2006		**71,490**		**71,490**	
The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.					
(c) Dividends per share					
Dividends paid or provided for during the reporting period					
Current year interim franked dividends per share		**9.0 cents**	7.0 cents	**9.0 cents**	7.0 cents
Previous final year franked dividends per share		**8.0 cents**	7.0 cents	**8.0 cents**	7.0 cents
Dividends proposed and not recognised as a liability					
Franked dividends per share		**9.0 cents**		**9.0 cents**	

(d) Dividend franking account

30% franking credits available to shareholders of Origin Energy Limited for subsequent financial years amount to $33,250,000 (2005: $20,222,000).

The above available amount is based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of current income tax liabilities;

(b) franking debits that will arise from the payment of dividends provided at year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
6. Trade and other receivables				
Current				
Trade and accrued receivables[1]	**759,271**	706,623	**2,116**	–
Receivables due from equity accounted entities and related parties	**21,862**	21,283	**–**	–
	781,133	727,906	**2,116**	–
Receivables due from wholly owned controlled entities	**–**	–	**5,611,105**	4,520,732
Other debtors (including joint venture debtors)[1]	**94,326**	102,103	**300**	369
	875,459	830,009	**5,613,521**	4,521,101
Non-current				
Receivables due from wholly owned controlled entities	**–**	–	**100,000**	100,000
Receivables from equity accounted entities[1]	**3**	24	**–**	–
Other debtors	**3,635**	5,479	**25**	25
	3,638	5,503	**100,025**	100,025

[1] Impairment losses recognised included in these receivable amounts are $14,346,000 for June 2006 and $17,468,000 for June 2005.

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
7. Inventories					
Raw materials and stores at cost		**62,796**	67,828	**–**	–
Finished goods at cost		**38,707**	27,338	**–**	–
Work in progress at cost		**381**	428	**–**	–
		101,884	95,594	**–**	–
8. Other assets					
Current					
Prepayments		**39,718**	56,304	**3,462**	4,323
Deposits		**2,395**	2,187	**–**	–
Deferred expenses		**885**	1,057	**–**	–
Other		**–**	7	**–**	–
		42,998	59,555	**3,462**	4,323
Non-current					
Deferred expenses		**15,127**	17,618	**–**	–
Defined benefit superannuation surplus	20	**7,320**	–	**7,320**	–
Prepayments		**1,333**	1,695	**–**	–
		23,780	19,313	**7,320**	–
9. Investments accounted for using the equity method					
Associates	32(a)	**27,940**	28,395	**–**	–
Joint venture entities	32(b)	**50,508**	86,241	**–**	–
		78,448	114,636	**–**	–
10. Other financial assets					
Current					
Derivative financial instruments at fair value	29	**210,869**	–	**13,523**	–
Financial assets at fair value through profit and loss		**6,093**	–	**–**	–
Other available for sale financial assets	29	**2,919**	–	**–**	–
		219,881	–	**13,523**	–
Non-current					
Derivative financial instruments at fair value	29	**45,894**	–	**2,388**	–
Investments in controlled entities at cost		**–**	–	**1,472,199**	1,472,202
Available for sale financial assets:					
Listed shares at fair value		**11,559**	17,362	**11,559**	10,358
Listed stapled securities at fair value*		**155,871**	127,014	**155,871**	127,014
Other corporations at fair value		**3,386**	3,897	**–**	–
	29	**170,816**	148,273	**167,430**	137,372
Commodity hedging contracts at fair value		**–**	93,094	**–**	–
Less: Accumulated amortisation		**–**	67,275	**–**	–
		–	25,819	**–**	–
		216,710	174,092	**1,642,017**	1,609,574

* Investment in listed stapled securities at fair value is comprised of an investment of 16.57% (2005: 17.53%) in Envestra Limited. The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
11. Property, plant and equipment				
Generation property, plant and equipment:				
At cost	**3,476,708**	3,747,735	**–**	–
Less: Accumulated depreciation	**270,064**	170,133	**–**	–
	3,206,644	3,577,602	**–**	–
Other land and buildings:				
At cost	**106,394**	100,717	**–**	–
Less: Accumulated depreciation and amortisation	**14,319**	10,949	**–**	–
	92,075	89,768	**–**	–
Other plant and equipment:				
At cost	**2,393,638**	1,957,958	**9,050**	10,140
Less: Accumulated depreciation	**868,259**	787,395	**2,180**	1,677
	1,525,379	1,170,563	**6,870**	8,463
Leased plant and equipment capitalised	**–**	71,659	**–**	–
Less: Accumulated amortisation	**–**	7,828	**–**	–
	–	63,831	**–**	–
	1,525,379	1,234,394	**6,870**	8,463
Producing areas of interest:				
At cost	**841,568**	643,801	**–**	–
Less: Accumulated amortisation	**420,733**	380,452	**–**	–
	420,835	263,349	**–**	–
	5,244,933	5,165,113	**6,870**	8,463

Class of asset	Average depreciation/ amortisation rate	
Generation property, plant and equipment	**3.4%**	4.8%
Other buildings	**1.9%**	2.3%
Other plant and equipment	**4.9%**	5.5%
Producing areas of interest	**7.9%**	7.6%

11. Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment are set out below.

2006 $'000	Generation property, plant and equipment	Other land and buildings	Other plant and equipment	Producing areas of interest	Total
Consolidated					
Carrying amount at the beginning of the financial year	3,577,602	89,768	1,234,394	263,349	5,165,113
Acquisitions	104,133	7,175	456,051	120,359	687,718
Disposals	(46)	(974)	(64,958)	(6,978)	(72,956)
Additions through acquisition of entities/operations	–	184	17,835	38,325	56,344
Depreciation/amortisation expense	(124,485)	(1,984)	(108,340)	(58,459)	(293,268)
Exploration costs written off	–	–	–	(40,704)	(40,704)
Transfer from exploration and development expenditure	–	–	–	104,943	104,943
Foreign currency exchange differences	(350,560)	(2,094)	(9,603)	–	(362,257)
Carrying amount at the end of the financial year	3,206,644	92,075	1,525,379	420,835	5,244,933
Origin Energy Limited					
Carrying amount at the beginning of the financial year	–	–	8,463	–	8,463
Acquisitions	–	–	586	–	586
Disposals	–	–	(1,080)	–	(1,080)
Depreciation/amortisation expense	–	–	(1,099)	–	(1,099)
Carrying amount at the end of the financial year	–	–	6,870	–	6,870

2005 $'000	Generation property, plant and equipment	Other land and buildings	Other plant and equipment	Producing areas of interest	Total
Consolidated					
Carrying amount at the beginning of the financial year	234,232	65,762	817,468	264,470	1,381,932
Acquisitions	27,988	25,291	327,323	67,442	448,044
Disposals	(219)	(411)	(79,669)	(1,882)	(82,181)
Additions through acquisition of entities/operations	3,396,570	–	249,694	17,003	3,663,267
Depreciation/amortisation expense	(96,747)	(2,309)	(95,145)	(56,088)	(250,289)
Exploration costs written off	–	–	–	(27,596)	(27,596)
Foreign currency exchange differences	15,778	1,435	14,723	–	31,936
Carrying amount at the end of the financial year	3,577,602	89,768	1,234,394	263,349	5,165,113
Origin Energy Limited					
Carrying amount at the beginning of the financial year	–	94	2,476	187	2,757
Acquisitions	–	–	7,130	–	7,130
Disposals	–	(24)	(106)	–	(130)
Depreciation/amortisation expense	–	(70)	(1,037)	–	(1,107)
Transfers to a controlled entity	–	–	–	(187)	(187)
Carrying amount at the end of the financial year	–	–	8,463	–	8,463

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
12. Exploration, evaluation and development expenditure				
Exploration and evaluation expenditure				
Net costs carried forward in respect of areas of interest in the exploration and evaluation phase	**186,064**	211,504	–	–
Development expenditure				
Net costs carried forward in respect of areas of interest in the development phase	**128,910**	90,958	–	–
13. Intangible assets				
Goodwill at cost	**1,207,158**	1,258,011	–	–
Customer related and other intangibles at cost	**22,155**	5,493	–	–
Less: Accumulated amortisation	**1,453**	78	–	–
	20,702	5,415	–	–
	1,227,860	1,263,426	–	–

Class of asset	Average amortisation rate	
Customer related and other intangibles at cost	**11.1%**	6.0%

Reconciliations

Reconciliations of the carrying amounts of each class of intangibles are set out below.

	2006 $'000 Goodwill	2006 $'000 Customer related and other intangibles	2006 $'000 Total	2005 $'000 Goodwill	2005 $'000 Customer related and other intangibles	2005 $'000 Total
Consolidated						
Carrying amount at the beginning of the financial year	**1,258,011**	**5,415**	**1,263,426**	758,266	4,370	762,636
Acquisitions through business combinations	**2,172**	**16,779**	**18,951**	503,701	1,129	504,830
Amortisation for the year	**–**	**(1,409)**	**(1,409)**	–	(78)	(78)
Effect of movements in foreign exchange rates	**(53,025)**	**(83)**	**(53,108)**	(3,956)	(6)	(3,962)
Carrying amount at the end of the financial year	**1,207,158**	**20,702**	**1,227,860**	1,258,011	5,415	1,263,426

	Consolidated 2006 $'000	Consolidated 2005 $'000
13. Intangible assets (continued)		
(a) Impairment tests for cash generating units containing goodwill		
The following cash generating units have significant carrying amounts of goodwill:		
Retail[i]	**729,698**	727,883
Contact[ii]	**444,847**	497,345
Multiple units without significant goodwill	**32,613**	32,783
	1,207,158	1,258,011

[i] **Retail cash generating unit**

The impairment test for the Retail unit's goodwill is based on value in use methodology. The value in use calculations apply a discounted cash flow methodology. Cash flow projections are based on Origin's five year business plan for the underlying Retail businesses and cash flows for a further 35 year period are extrapolated using an average growth rate of approximately 2%.
The projected growth rate is considered appropriate as Origin's electricity and gas businesses are considered long-term businesses and allow for the risk of increased competition for customers and long term customer churn. The cash flow projections are discounted using a pre-tax discount rate of 11.7%.

Key assumptions in the value in use calculation for the Retail cash generating unit and the approach to determining their value in the current and previous period are:

Assumptions	Method of determination
Customer numbers and customer churn	Review of actual customer numbers and historical data regarding movements in customer numbers. The historical analysis is considered against expected market trends and competition for customers.
Gross margin per customer	Review of actual gross margins per customer and consideration of expected market movements and impacts.
Other operating costs per customer	Review of actual operating costs per customer and consideration of expected market movements and impacts.

[ii] **Contact:**

The Contact goodwill relates to Origin's 51.36% ownership interest in Contact Energy Limited. The impairment test for the Contact goodwill is based on a fair value less costs to sell methodology. Contact Energy is listed on the New Zealand Stock Exchange (NZX) and Origin uses the NZX share price of Contact Energy shares to determine the recoverable amount of its investment in Contact Energy and the Contact goodwill.

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
14. Deferred tax assets					
Recognised deferred tax assets					
Deferred tax assets are attributable to the following:					
Accrued expenses not incurred for tax		**3,916**	4,540	**865**	1,049
Unrealised foreign exchange gain		**–**	2,740	**27,614**	2,740
Employee benefits		**21,954**	18,886	**2,777**	794
Provisions		**49,741**	54,033	**407**	4,951
Inventories		**9,406**	9,437	**–**	–
Other items		**8,760**	11,655	**3,041**	3,749
Tax value of carry-forward tax losses recognised		**81,693**	15,005	**81,693**	15,005
Tax assets		**175,470**	116,296	**116,397**	28,288
Set-off of tax	18	**(170,337)**	(110,825)	**(108,896)**	(28,288)
Net tax assets		**5,133**	5,471	**7,501**	–
Unrecognised deferred tax assets					
Deferred tax assets have not been recognised in respect of the following items:					
Revenue losses		**4,393**	69,611	**4,393**	69,611
Capital losses		**82,523**	85,191	**82,523**	85,191
		86,916	154,802	**86,916**	154,802

Deferred tax assets have not been recognised because it is not probable that future taxable profit will be available against which the consolidated entity can utilise the benefits.

14. Deferred tax assets (continued)

Movement in temporary differences during the year

2006 $'000

	Consolidated						Origin Energy Limited				
	Opening balance	Change on adoption of AASB 132 and AASB 139	Recognised in income	Recognised in equity	Acquisition of controlled entities	Closing balance	Opening balance	Change on adoption of AASB 132 and AASB 139	Recognised in income	Recognised in equity	Closing balance
Accrued expenses not incurred for tax	4,540	–	(624)	–	–	3,916	1,049	–	(184)	–	865
Unrealised foreign exchange gain	2,740	–	(2,740)	–	–	–	2,740	–	24,874	–	27,614
Employee benefits	18,886	–	3,068	–	–	21,954	794	–	1,983	–	2,777
Provisions	54,033	–	(3,738)	(554)	–	49,741	4,951	–	(4,544)	–	407
Inventories	9,437	–	174	(205)	–	9,406	–	–	–	–	–
Other items	11,655	–	164	(3,059)	–	8,760	3,749	–	2,351	(3,059)	3,041
Tax value of carry-forward tax losses recognised	15,005	–	66,688	–	–	81,693	15,005	–	66,688	–	81,693
	116,296	–	62,992	(3,818)	–	175,470	28,288	–	91,168	(3,059)	116,397
Set-off of tax	(110,825)				–	(170,337)	(28,288)				(108,896)
Net tax assets	5,471				–	5,133	–				7,501

2005 $'000

	Consolidated						Origin Energy Limited				
	Opening balance	Change on adoption of new accounting policies	Recognised in income	Recognised in equity	Acquisition of controlled entities	Closing balance	Opening balance	Change on adoption of new accounting policies	Recognised in income	Recognised in equity	Closing balance
Accrued expenses not incurred for tax	8,369	–	(3,829)	–	–	4,540	2,200	–	(1,151)	–	1,049
Unrealised foreign exchange gain	116	–	2,624	–	–	2,740	–	–	2,740	–	2,740
Employee benefits	16,973	–	1,913	–	–	18,886	4,112	–	(3,318)	–	794
Provisions	19,023	18,538	16,472	–	–	54,033	713	–	4,238	–	4,951
Inventories	(5,289)	–	13,110	9	1,607	9,437	–	–	–	–	–
Other items	16,251	2,756	(12,164)	4,812	–	11,655	757	–	(1,814)	4,806	3,749
Tax value of carry-forward tax losses recognised	35,948	–	(20,943)	–	–	15,005	35,948	–	(20,943)	–	15,005
	91,391	21,294	(2,817)	4,821	1,607	116,296	43,730	–	(20,248)	4,806	28,288
Set-off of tax						(110,825)					(28,288)
Net tax assets						5,471					–

Notes to the Financial Statements (continued)

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
15. Trade and other payables					
Current					
Trade payables and accrued expenses		**796,243**	688,478	**18,053**	17,667
Loans from controlled entities		**–**	–	**3,344,702**	2,375,884
		796,243	688,478	**3,362,755**	2,393,551
Non-current					
Other payables		**6,460**	6,643	**–**	–
Deferred foreign currency hedge exchange gains		**–**	55	**–**	–
		6,460	6,698	**–**	–
16. Interest-bearing liabilities and lease liabilities					
Interest-bearing liabilities					
Current					
Bank loans – unsecured		**108,969**	216,335	**58,572**	216,335
Bank overdrafts – unsecured		**6,595**	8,763	**–**	–
Capital market borrowings – unsecured		**180,000**	–	**180,000**	–
Other loans – unsecured		**10,506**	9,861	**–**	–
Redeemable preference shares*		**205,711**	–	**–**	–
Lease liabilities – secured**		**135**	4,607	**–**	–
	28,29	**511,916**	239,566	**238,572**	216,335
Non-current					
Capital market borrowings – unsecured		**1,774,100**	2,146,192	**1,058,702**	1,204,248
Bank loans – unsecured		**433,472**	186,024	**433,306**	175,000
Redeemable preference shares*		**–**	229,674	**–**	–
Lease liabilities – secured**		**324**	28,855	**–**	–
	28,29	**2,207,896**	2,590,745	**1,492,008**	1,379,248

* Origin Energy Contact Finance Limited, a wholly owned subsidiary of Origin Energy Limited, issued redeemable preference shares to investors in the New Zealand retail market which were redeemable on 15 July 2006.

Interest rates applicable to:

Borrowings including interest rate swap contracts: 4.43% to 8.00% per annum at a weighted average of 6.90% per annum (2005: 2.20% to 8.24% per annum at a weighted average of 7.24% per annum).

Lease liabilities: 7.3% to 7.5% per annum at a weighted average of 7.4% per annum (2005: 7.30% to 7.52% per annum at a weighted average of 7.30% per annum) are secured by the assets under the lease.

Refer to note 29(d) for a summary of interest rate risks and note 28 for details of credit facilities available.

**** Lease liabilities**

		Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Finance leases:					
Lease commitments in respect of finance leases of plant and equipment are payable as follows:					
not later than one year		**135**	4,607	**–**	–
later than one year but not later than five years		**324**	26,465	**–**	–
later than five years		**–**	2,390	**–**	–
		459	33,462	**–**	–

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
16. Interest-bearing liabilities and lease liabilities (continued)					
Operating leases:					
Lease commitments in respect of operating leases are payable as follows:					
not later than one year		**23,873**	22,647	**–**	–
later than one year but not later than five years		**55,479**	43,261	**–**	–
later than five years		**11,373**	17,064	**–**	–
		90,725	82,972	**–**	–
The consolidated entity leases property, plant and equipment under operating leases with terms of one to six years.					
17. Other financial liabilities					
Current					
Derivative financial instruments at fair value	29	**148,108**	–	**13,523**	–
Non-current					
Derivative financial instruments at fair value	29	**271,008**	–	**113,632**	–
18. Tax liabilities					
Current					
Provision for income tax		**26,179**	9,102	**22,857**	7,084
Non-current					
Recognised deferred tax liabilities					
Deferred tax liabilities are attributable to the following:					
Property, plant and equipment		**552,123**	598,968	**345**	264
Exploration and evaluation expenditure		**188,274**	186,676	**–**	–
Intangible assets		**4,795**	–	**–**	–
Financial instruments at fair value		**14,249**	–	**(4,051)**	–
Available for sale financial assets		**27,016**	15,796	**27,016**	15,796
Investments in associates		**15,231**	12,630	**–**	–
Unbilled receivables		**69,100**	60,248	**–**	–
Other items		**27,885**	34,240	**35,264**	33,653
Tax liabilities		**898,673**	908,558	**58,574**	49,713
Set-off of tax	14	**(170,337)**	(110,825)	**(108,896)**	(28,288)
Net deferred tax liabilities		**728,336**	797,733	**(50,322)**	21,425
Provision for tax		**50,322**	–	**50,322**	–
Net tax liabilities		**778,658**	797,733	**–**	21,425

18. Tax liabilities (continued)

Movement in temporary differences during the year

2006 $'000

	Consolidated						Origin Energy Limited				
	Opening balance	Change on adoption of AASB 132 and AASB 139	Recognised in income	Recognised in equity	Acquisition of controlled entities	Closing balance	Opening balance	Change on adoption of AASB 132 and AASB 139	Recognised in income	Recognised in equity	Closing balance
Property, plant and equipment	598,968	–	19,168	(66,013)	–	552,123	264	–	81	–	345
Exploration and evaluation expenditure	186,676	–	1,598	–	–	188,274	–	–	–	–	–
Intangible assets	–	–	(137)	–	4,932	4,795	–	–	–	–	–
Financial instruments at fair value	–	15,041	(318)	(474)	–	14,249	–	(19,163)	59	15,053	(4,051)
Available for sale financial assets	15,796	–	778	10,442	–	27,016	15,796	–	778	10,442	27,016
Investments in associates	12,630	–	3,275	(674)	–	15,231	–	–	–	–	–
Unbilled receivables	60,248	–	8,852	–	–	69,100	–	–	–	–	–
Other items	34,240	(11,719)	1,328	4,036	–	27,885	33,653	–	(1,121)	2,732	35,264
	908,558	3,322	34,544	(52,683)	4,932	898,673	49,713	(19,163)	(203)	28,227	58,574
Set-off of tax	(110,825)					(170,337)	(28,288)				(108,896)
Net tax liabilities	797,733					728,336	21,425				(50,322)

2005 $'000

	Consolidated						Origin Energy Limited				
	Opening balance	Change on adoption of new accounting policies	Recognised in income	Recognised in equity	Acquisition of controlled entities	Closing balance	Opening balance	Change on adoption of new accounting policies	Recognised in income	Recognised in equity	Closing balance
Property, plant and equipment	22,651	(44,428)	(104,343)	3,097	721,991	598,968	118	–	146	–	264
Exploration and evaluation expenditure	144,127	(11,105)	53,654	–	–	186,676	–	–	–	–	–
Available for sale financial assets	–	13,334	–	2,462	–	15,796	–	13,334	–	2,462	15,796
Investments in associates	–	8,743	3,480	(30)	437	12,630	–	–	–	–	–
Unbilled receivables	64,838	–	(4,590)	–	–	60,248	–	–	–	–	–
Other items	22,880	1,223	25,631	(119)	(15,375)	34,240	18,882	6	14,765	–	33,653
	254,496	(32,233)	(26,168)	5,410	707,053	908,558	19,000	13,340	14,911	2,462	49,713
Set-off of tax						(110,825)					(28,288)
Net tax liabilities						797,733					21,425

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
19. Provisions					
Current					
Employee benefits		**76,171**	62,263	**8,941**	14,977
Restoration, rehabilitation and dismantling		**5,440**	4,856	**–**	–
Onerous contracts acquired		**5,904**	6,361	**–**	–
Commodity hedge losses acquired		**–**	1,781	**–**	–
Other		**7,782**	16,756	**1,981**	4,481
		95,297	92,017	**10,922**	19,458
Non-current					
Employee benefits		**6,166**	5,157	**313**	327
Restoration and environmental rehabilitation		**155,781**	150,440	**–**	–
Onerous contracts acquired		**7,840**	11,971	**–**	–
Defined benefit superannuation plan deficit	20	**–**	5,096	**–**	5,096
Other		**7,690**	7,371	**4,564**	5,200
		177,477	180,035	**4,877**	10,623

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except employee benefits and defined benefit superannuation plan deficit, are set out below.

	Onerous contracts acquired	Commodity hedge losses acquired	Restoration, rehabilitation and dismantling	Other
Consolidated				
Current				
Carrying amount at beginning of year	**6,361**	**1,781**	**4,856**	**16,756**
Provisions recognised during the year	**–**	**–**	**2,819**	**196**
Write-backs during the year	**–**	**–**	**(915)**	**–**
Payments/utilisation during the year	**(457)**	**–**	**(1,248)**	**(8,875)**
Transfer to derivative financial instruments on change in accounting policy for financial instruments at 1 July 2005	**–**	**(1,781)**	**–**	**–**
Transfer from/(to) non-current	**–**	**–**	**–**	**636**
Foreign currency exchange differences	**–**	**–**	**(72)**	**(931)**
Carrying amount at end of year	**5,904**	**–**	**5,440**	**7,782**
Non-current				
Carrying amount at beginning of year	**11,971**	**–**	**150,440**	**7,371**
Provisions recognised during the year	**–**	**–**	**38,212**	**1,121**
Write-backs during the year due to asset disposals	**–**	**–**	**(25,648)**	**–**
Payments/utilisation during the year	**(4,131)**	**–**	**(4,006)**	**–**
Transfer from/(to) current	**–**	**–**	**–**	**(636)**
Foreign currency exchange differences	**–**	**–**	**(3,217)**	**(166)**
Carrying amount at end of year	**7,840**	**–**	**155,781**	**7,690**
Origin Energy Limited				
Current				
Carrying amount at beginning of year	**–**	**–**	**–**	**4,481**
Provisions recognised during the year	**–**	**–**	**–**	**109**
Payments/utilisation during the year	**–**	**–**	**–**	**(3,245)**
Transfer from non-current	**–**	**–**	**–**	**636**
Carrying amount at end of year	**–**	**–**	**–**	**1,981**
Non-current				
Carrying amount at beginning of year	**–**	**–**	**–**	**5,200**
Transfer to current	**–**	**–**	**–**	**(636)**
Carrying amount at end of year	**–**	**–**	**–**	**4,564**

20. Defined benefit superannuation plan

(a) Employee superannuation funds

At 30 June 2006, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees in Australia and overseas. The major plans are managed through **equipsuper**.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary.

Defined benefit members receive lump sum benefits on retirement, death, disablement and withdrawal. Some defined benefit members are also eligible for pension benefits in some circumstances. The defined benefit section of the Plan is closed to new members. All new members receive accumulation benefits only.

The following sets out details in respect of the defined benefit section only.

(b) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Present value of the defined benefit obligation	**128,229**	124,434	**128,229**	124,434
Fair value of the plan assets	**135,549**	119,338	**135,549**	119,338
Deficit/(surplus)	**(7,320)**	5,096	**(7,320)**	5,096
Net liability/(asset) in the balance sheet	**(7,320)**	5,096	**(7,320)**	5,096
(c) Reconciliations				
Reconciliation of the present value of the defined benefit obligation, which is partly funded:				
Balance at the beginning of the year	**124,434**	105,856	**124,434**	105,856
Current service cost	**4,398**	3,569	**4,398**	3,569
Interest cost	**5,168**	5,009	**5,168**	5,009
Contributions by plan participants	**1,110**	1,214	**1,110**	1,214
Actuarial gains and losses	**530**	18,454	**530**	18,454
Benefits paid	**(6,288)**	(8,011)	**(6,288)**	(8,011)
Taxes, premiums and expenses paid	**(1,123)**	(1,657)	**(1,123)**	(1,657)
Balance at the end of the year	**128,229**	124,434	**128,229**	124,434
Reconciliation of the fair value of plan assets:				
Balance at the beginning of the year	**119,338**	107,481	**119,338**	107,481
Expected return on plan assets	**8,034**	7,257	**8,034**	7,257
Actuarial gains and losses	**9,635**	7,268	**9,635**	7,268
Contributions by Origin companies	**4,843**	5,786	**4,843**	5,786
Contributions by plan participants	**1,110**	1,214	**1,110**	1,214
Benefits paid	**(6,288)**	(8,011)	**(6,288)**	(8,011)
Taxes, premiums and expenses paid	**(1,123)**	(1,657)	**(1,123)**	(1,657)
Balance at the end of the year	**135,549**	119,338	**135,549**	119,338

20. Defined benefit superannuation plan (continued)

(d) Categories of plan assets

The percentage invested in each class of asset at the balance sheet date are as follows:

	Consolidated 2006 %	Consolidated 2005 %	Origin Energy Limited 2006 %	Origin Energy Limited 2005 %
Australian equities	**39**	42	**39**	42
Overseas equities	**24**	23	**24**	23
Fixed income	**19**	20	**19**	20
Property	**11**	9	**11**	9
Cash	**7**	6	**7**	6
	100	100	**100**	100

(e) Recognising actuarial gains and losses

There is immediate recognition of gains and losses through retained earnings.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
(f) Amounts recognised in income statement				
The amounts recognised in the income statement are as follows:				
Current service cost	**4,398**	3,569	**4,398**	3,569
Interest cost	**5,168**	5,009	**5,168**	5,009
Expected return on plan assets	**(8,034)**	(7,257)	**(8,034)**	(7,257)
Total included in employee benefits expense	**1,532**	1,321	**1,532**	1,321

(g) Expected rate of return on plan assets

The expected return on assets assumption is determined by weighing the expected long-term return for each asset class by the target allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns used for each class are net of investment tax and investment fees. An allowance for administration expenses has been deducted from the expected return.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
(h) Actual return on plan assets	**17,669**	14,525	**17,669**	14,525
(i) Expected contributions				
Expected employer contributions, assuming company contributions are nil with effect from 1 October 2006.	**1,199**		**1,199**	

(j) Funding arrangements for employer contributions

(i) Surplus/deficit

The following is a summary of the most recent financial position of **equip**super calculated in accordance with AAS25 *Financial Reporting by Superannuation Plans:*

	Last reporting date	$'000
Accrued benefits	30 June 2005	110,888
Net market value of plan assets	30 June 2005	119,749
Net surplus/(deficit)	30 June 2005	8,861

20. Defined benefit superannuation plan (continued)

(j) Funding arrangements for employer contributions (continued)

(iii) Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities within 5 years.

(k) Principal actuarial assumptions

	Consolidated 2006 % pa	Consolidated 2005 % pa	Origin Energy Limited 2006 % pa	Origin Energy Limited 2005 % pa
Discount rate (active members)	**4.9**	4.4	**4.9**	4.4
Discount rate (pensioners)	**5.8**	5.1	**5.8**	5.1
Expected salary increase rate	**4.5**	4.5	**4.5**	4.5
Expected pension increase rate	**3.0**	3.0	**3.0**	3.0
Expected rate of return on assets:				
– supporting lump sum liabilities[1]	**7.0**	7.0	**7.0**	7.0
– supporting pension liabilities[2]	**7.5**	7.5	**7.5**	7.5

[1] Net of investment tax, investment expenses and standard administration expenses

[2] Net of investment expenses and standard administration expenses

(l) Net financial position of plan

Origin Energy has recognised an asset in the balance sheet in respect of its defined benefit superannuation agreements. In the prior year a liability was recognised. **equipsuper** does not impose a legal liability on Origin to cover any deficit that exists in the Plan.

If the Plan were wound up, there would be no legal obligation on Origin to make good any shortfall. The Trust Deed of the Plan states that if the Plan winds up, the remaining assets are to be distributed by the Trustee of the Plan in an equitable manner as it sees fit.

Origin may at any time by notice to the Trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

(m) Historical information

	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Present value of defined benefit obligation	**128,229**	124,434	**128,229**	124,434
Fair value of plan assets	**135,549**	119,338	**135,549**	119,338
(Surplus)/deficit in plan	**(7,320)**	5,096	**(7,320)**	5,096
Experience adjustments – plan liabilities	**6,129**	7,179	**6,129**	7,179
Experience adjustments – plan assets	**(9,635)**	(7,268)	**(9,635)**	(7,268)

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
21. Issued capital					
Issued and paid-up capital					
794,337,258 (2005: 789,716,669) ordinary shares, fully paid		**1,158,959**	1,133,890	**1,158,959**	1,133,890
Ordinary share capital at the beginning of the financial year		**1,133,890**	463,208	**1,133,890**	463,208
Shares issued:					
– 1,195,000 (2005: 3,804,700) shares in accordance with the Senior Executive Option Plan		**4,006**	7,808	**4,006**	7,808
– 3,425,589 (2005: 4,692,486) shares in accordance with the Dividend Reinvestment Plan		**24,122**	29,442	**24,122**	29,442
– Nil (2005: 112,531,123) shares in accordance with the Rights Issue, pursuant to a prospectus, including tax impacts		**(3,059)**	633,432	**(3,059)**	633,432
Total movements in ordinary share capital	23	**25,069**	670,682	**25,069**	670,682
Ordinary share capital at the end of the financial year		**1,158,959**	1,133,890	**1,158,959**	1,133,890

Terms and conditions
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of the winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

Rights Issue
During the year ended 30 June 2005, the company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the company issued 112,531,123 shares at a price of $5.70 per share, raising $630,373,000, net of costs.

22. Reserves

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
Share based payments		**12,959**	6,691	**12,959**	6,691
Foreign currency translation		**(114,343)**	(9,578)	**–**	–
Hedging		**26,787**	–	**(6,518)**	–
Available for sale		**36,589**	–	**36,589**	–
	23	**(38,008)**	(2,887)	**43,030**	6,691

Nature and purpose of reserves:

Share based payments reserve
The share based payments reserve is used to recognise the fair value of outstanding options recognised over the vesting period.

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations, and the translation of transactions that hedge the company's net investments in foreign operations.

Hedging reserve
The hedging reserve is used to record the effective portion of the gains or losses on hedging instruments in cash flow hedges that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transactions affects profit and loss or cost of asset if non-monetary.

Available for sale reserve
Changes in fair value and exchange differences arising on translation of investments and settlement residue agreements are taken to the available for sale reserve. Amounts are recognised in profit and loss when the associated investments/settlement residue agreements are sold/settled or impaired.

	Consolidated							
	Issued capital $'000	Share based payments reserve $'000	Foreign currency translation reserve $'000	Hedging reserve $'000	Available for sale reserve $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
23. Equity reconciliations								
Balance at 30 June 2005	**1,133,890**	**6,691**	**(9,578)**	**–**	**–**	**1,393,238**	**994,352**	**3,518,593**
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax	**–**	**–**	**–**	**11,864**	**39,837**	**(27,013)**	**(8,084)**	**16,604**
Opening balance as at 1 July 2005	**1,133,890**	**6,691**	**(9,578)**	**11,864**	**39,837**	**1,366,225**	**986,268**	**3,535,197**
Profit after tax expense for the year						**331,909**	**122,171**	**454,080**
Less: Available for sale financial assets – transfer to net profit						**(1,646)**		**(1,646)**
Less: Cash flow hedges – transfer to net profit						**26,977**		**26,977**
Movement in share capital (note 21)	**25,069**							**25,069**
Movement in share based payments		**6,268**						**6,268**
Net loss on translation of assets and liabilities of overseas controlled entities			**(149,072)**				**(106,937)**	**(256,009)**
Net gain on translation of long-term borrowings and foreign currency forward contracts net of tax			**45,162**					**45,162**
Available for sale financial assets – fair value movement					**(1,602)**			**(1,602)**
Available for sale financial assets – amount removed from equity and transferred to profit					**(1,646)**	**1,646**		**–**
Cash flow hedges – effective component recognised in equity				**(14,504)**			**(8,857)**	**(23,361)**
Cash flow hedges – amount removed from equity and transferred to profit				**26,977**		**(26,977)**	**13,527**	**13,527**
Cash flow hedges – amount transferred to the initial cost of assets				**(1,816)**			**839**	**(977)**
Cash flow hedges – foreign currency translation gain			**(855)**	**439**			**416**	**–**
Share of increase in reserves attributable to equity accounted entities				**3,827**				**3,827**
Actuarial gain on defined benefit superannuation plan, net of tax						**6,373**		**6,373**
Dividends paid						**(134,779)**	**(52,421)**	**(187,200)**
Balance at 30 June 2006	**1,158,959**	**12,959**	**(114,343)**	**26,787**	**36,589**	**1,569,728**	**955,006**	**3,645,685**
Balance at 1 July 2004	463,208	2,404	–	–	–	1,218,797	7,084	1,691,493
Profit after tax expense for the year						301,233	70,170	371,403
Movement in share capital (note 21)	670,682							670,682
Movement in share based payments		4,287						4,287
Net loss on translation of assets and liabilities of overseas controlled entities			(17,966)				(10,864)	(28,830)
Net gain on translation of long-term borrowings and foreign currency forward contracts net of tax			8,177					8,177
Actuarial loss on defined benefit superannuation plan, net of tax						(6,693)		(6,693)
Dividend paid						(94,329)	(43,563)	(137,892)
Transfers from reserves to retained earnings			211			(935)		(724)
Minority interest in Contact Energy Limited on acquisition							971,525	971,525
Dividends paid on redemption of convertible undated preference shares						(24,835)	–	(24,835)
Balance at 30 June 2005	1,133,890	6,691	(9,578)	–	–	1,393,238	994,352	3,518,593

23. Equity reconciliations (continued)

	Origin Energy Limited					
	Issued capital $'000	Share based payments reserve $'000	Hedging reserve $'000	Available for sale reserve $'000	Retained earnings $'000	Total equity $'000
Balance at 30 June 2005	**1,133,890**	**6,691**	**–**	**–**	**1,060,910**	**2,201,491**
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax	**–**	**–**	**(2,585)**	**39,249**	**(15,296)**	**21,368**
Opening balance as at 1 July 2005	**1,133,890**	**6,691**	**(2,585)**	**39,249**	**1,045,614**	**2,222,859**
Profit after tax expense for the year					**22,174**	**22,174**
Movement in share capital (note 21)	**25,069**					**25,069**
Movement in share based payments		**6,268**				**6,268**
Available for sale financial assets – fair value movement				**(2,660)**		**(2,660)**
Cash flow hedges – effective component recognised in equity			**(9,028)**			**(9,028)**
Cash flow hedges – amount removed from equity and transferred to profit			**5,095**			**5,095**
Actuarial gain on defined benefit superannuation plan, net of tax					**6,373**	**6,373**
Dividends paid					**(134,779)**	**(134,779)**
Balance at 30 June 2006	**1,158,959**	**12,959**	**(6,518)**	**36,589**	**939,382**	**2,141,371**
Balance at 1 July 2004	463,208	2,404	–	–	1,102,363	1,567,975
Profit after tax expense for the year					60,544	60,544
Movement in share capital (note 21)	670,682					670,682
Movement in share based payments		4,287				4,287
Actuarial loss on defined benefit superannuation plan, net of tax					(6,693)	(6,693)
Dividend paid					(94,329)	(94,329)
Transfers from reserves to retained earnings					(975)	(975)
Balance at 30 June 2005	1,133,890	6,691	–	–	1,060,910	2,201,491

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000	Origin Energy Limited 2006 $'000	Origin Energy Limited 2005 $'000
24. Notes to the Statements of Cash Flows					
(a) Reconciliation of cash and cash equivalents					
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts.					
Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:					
Cash and cash equivalents		**309,229**	87,793	**6,278**	5,729
Bank overdrafts	16	**(6,595)**	(8,763)	**–**	–
		302,634	79,030	**6,278**	5,729
(b) The following non-cash financing and investing activities have not been included in the Statements of Cash Flows:					
Issue of shares in respect of the Dividend Reinvestment Plan		**24,122**	29,442	**24,122**	29,442
Sale and purchase of listed company shares via share exchange		**9,845**	–	**9,845**	–
(c) Details of credit standby arrangements and loan facilities are included in note 28.					
(d) Reconciliation of profit to net cash provided by operating activities:					
Profit		**454,080**	371,403	**22,174**	60,544
Adjustments to reconcile profit to net cash provided by operating activities					
Depreciation and amortisation		**296,638**	262,198	**1,099**	1,107
Equity settled share based payment expense		**6,268**	4,287	**6,268**	4,287
Bad debts expense		**14,768**	16,017	**–**	–
Exploration expenditure written off		**45,223**	31,405	**–**	–
Fair value adjustments on financial instruments		**20,164**	–	**–**	–
Net interest		**167,391**	147,661	**(68,548)**	(82,345)
Increase/(decrease) in deferred taxes		**25,481**	(9,905)	**(28,928)**	21,637
(Gain)/loss on sale of assets		**(44,328)**	(12,074)	**(4)**	130
Non-cash share of net profits of equity accounted entities		**(75)**	2,469	**–**	–
Changes in assets and liabilities, net of effects from acquisitions/disposals:					
– Receivables		**(86,630)**	(97,407)	**(2,241)**	3,870
– Inventories		**(6,461)**	(10,370)	**–**	–
– Payables		**108,708**	56,695	**391**	(67)
– Provisions		**7,377**	(61,800)	**415**	(1,106)
– Other		**(22,025)**	5,158	**7,591**	275
Total adjustments		**532,499**	334,334	**(83,957)**	(52,212)
Net cash provided by operating activities		**986,579**	705,737	**(61,783)**	8,332

24. Notes to the Statements of Cash Flows (continued)

(e) Net assets acquired

During the year ended 30 June 2006, the consolidated entity acquired entities for a total consideration of $31,553,000. (Refer note 30)

During the year ended 30 June 2005, the consolidated entity acquired a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy (refer note 30) and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer for a total consideration of $1,023,864,000.

Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Consolidated Book value 2006 $'000	Consolidated Book value 2005 $'000	Consolidated Fair value 2006 $'000	Consolidated Fair value 2005 $'000
Current assets				
Cash and cash equivalents	**379**	82,345	**379**	82,345
Trade and other receivables	**1,540**	148,168	**1,540**	148,415
Inventories	**56**	29,688	**56**	29,688
Other financial assets	**–**	–	**–**	11,206
Total current assets	**1,975**	260,201	**1,975**	271,654
Non-current assets				
Investments accounted for using the equity method	**–**	2,256	**–**	2,256
Property, plant and equipment	**12,449**	3,646,602	**18,121**	3,646,602
Intangible assets	**–**	166,320	**16,438**	–
Deferred tax assets	**–**	–	**–**	1,320
Other	**–**	8,311	**–**	4,281
Total non-current assets	**12,449**	3,823,489	**34,559**	3,654,459
Total assets	**14,424**	4,083,690	**36,534**	3,926,113
Current liabilities				
Trade and other payables	**580**	152,642	**580**	152,642
Interest-bearing liabilities	**1,000**	50,623	**1,000**	50,623
Bank overdraft	**–**	5,253	**–**	5,253
Current tax liabilities	**91**	70,743	**91**	75,186
Provisions	**121**	12,516	**121**	18,058
Total current liabilities	**1,792**	291,777	**1,792**	301,762
Non-current liabilities				
Interest-bearing liabilities	**–**	1,487,249	**–**	1,487,249
Deferred tax liabilities	**5**	672,410	**4,937**	623,164
Provisions	**–**	22,250	**–**	22,250
Total non-current liabilities	**5**	2,181,909	**4,937**	2,132,663
Total liabilities	**1,797**	2,473,686	**6,729**	2,434,425
Net assets	**12,627**	1,610,004	**29,805**	1,491,688
Minority interests			**–**	(971,525)
Goodwill on acquisition			**1,748**	503,701
Fair value of net assets acquired	**12,627**	1,610,004	**31,553**	1,023,864
Cashflow reconciliation:				
Total consideration			**31,553**	1,023,864
Cash acquired net of bank overdraft			**(379)**	(77,092)
Other amount payable			**–**	(4,268)
Consideration (net of cash acquired, deferred settlement and other amount payable)			**31,174**	942,504

The acquired entities/businesses contributed revenues of $5,771,000 and net profit of $462,000 to the consolidated entity for the period from 28 February 2006 to 30 June 2006 for Speed-E-Gas (NSW) Pty Ltd and from 31 December 2005 to 30 June 2006 for Origin Energy Leasing Ltd. If the acquisitions had occurred on 1 July 2005, consolidated revenue and consolidated profit for the year ended 30 June 2006 would have been $14,774,000 and $2,916,000 respectively.

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
25. Auditors' remuneration				
Audit services by:				
Auditors of the Company (KPMG)				
Australia				
– Audit and review of the financial reports	**1,565**	1,077	**496**	570
– Other regulatory audit services	**22**	65	**22**	20
Overseas				
– Audit and review of the financial reports	**584**	735	**20**	–
	2,171	1,877	**538**	590
Other auditors (PWC)*	**39**	32	**–**	–
Other services by:				
Auditors of The Company (KPMG)				
Australia				
– Acquisition audit and accounting advice	**312**	49	**291**	14
– Taxation services	**107**	229	**75**	75
– Other assurance services	**39**	90	**39**	7
Overseas				
– Acquisition audit and accounting advice	**124**	9	**–**	–
– Taxation services	**260**	253	**72**	–
– Other	**9**	40	**–**	–
	851	670	**477**	96
Other auditors (PWC)**	**2,135**	2,367	**1,420**	1,423
	5,196	4,946	**2,435**	2,109

* PriceWaterhouseCoopers(PWC) audit financial reports of certain controlled entities located in various Pacific Island countries.

** Includes amounts for internal audit, taxation, information technology and accounting advice.

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
26. Contingent liabilities and assets				
Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.				
Bank guarantees – unsecured	**266,884**	205,323	**16,379**	18,437
Letters of credit – unsecured*	**8,771**	–	–	–
	275,655	205,323	**16,379**	18,437

* The Origin Energy group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin Energy group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programs to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

The company, as a venturer in certain joint ventures, is severally liable for 100% of all liabilities incurred by these joint ventures (refer note 33).

Deed of cross guarantee

Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated Income Statement and a consolidated Balance Sheet, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2006 are set out in note 37.

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
27. Commitments				
Capital expenditure commitments*:				
Contracted but not provided for and payable:				
not later than one year	**157,673**	174,752	–	–
later than one year but not later than five years	**103,118**	85,315	–	–
later than five years	**9,878**	20,446	–	–
	270,669	280,513	–	–
Joint venture commitments:				
Share of exploration, development and capital expenditure commitments not provided for and payable:				
not later than one year	**292,027**	165,640	–	–
later than one year but not later than five years	**256,509**	17,366	–	–
	548,536	183,006	–	–

* The capital expenditure commitments are in regard to the purchase of plant and equipment and exclude joint venture commitments. Refer to note 16 for lease commitments.

28. Details of credit facilities available to the consolidated entity

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Financing facilities				
Bank loans – unsecured	**995,778**	715,485	**730,000**	418,746
Bank overdrafts – unsecured	**6,595**	8,763	**-**	-
Other loans – unsecured	**10,506**	9,861	**-**	-
Redeemable preference shares	**205,711**	229,674	**-**	-
Capital market borrowings – unsecured[1]	**1,958,597**	2,323,367	**1,243,199**	1,306,371
Lease liabilities – secured	**459**	33,462	**-**	-
	3,177,645	3,320,611	**1,973,199**	1,725,117

[1] Capital market borrowings are net of fair value adjustments required under AASB 139 for borrowings in fair value hedge relationships.

(a) Bank loans – unsecured

Uncommitted Money Market Borrowing Facility – A$30,000,000 (2005: A$30,000,000) a non-underwritten facility provided jointly by three international banks. The borrower under this facility is Origin Energy Limited. The facility is provided at call. As at 30 June 2006, A$19,000,000 was utilised.

Working Capital Facility Agreement – A$200,000,000 (2005: A$100,000,000) fully underwritten revolving facility provided by an international bank. The borrower under this facility is Origin Energy Limited and the facility has a fixed maturity of May 2007. As at 30 June 2006, A$172,878,000 was utilised.

Bridge Facility Agreement – A$ Nil (2005: A$113,293,000) fully underwritten New Zealand dollar cash advance facility jointly provided by two international banks. The borrowers under this facility were Origin Energy Limited and Origin Energy New Zealand Limited. The facility matured in September 2005 and was not renewed.

Bridge Facility Agreement – A$ Nil (2005: A$175,453,000) fully underwritten New Zealand dollar cash advance facility jointly provided by two international banks. The borrowers under this facility were Origin Energy Limited and Origin Energy New Zealand Limited. The facility matured in September 2005 and was not renewed.

Multi Option Facility – NZ$23,000,000 (A$18,925,000 equivalent) (2005: NZ$23,000,000, A$21,130,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by an international bank. The borrower under this facility is Rockgas Ltd and the facility has a fixed maturity date of January 2007. As at 30 June 2006 the facility was un-drawn.

Standby Facility Agreement – A$250,000,000 (2005: A$250,000,000) fully underwritten and provided by a syndicate of international banks with a fixed maturity of May 2009. The borrower under this facility is Origin Energy Limited and this facility is utilised as a standby facility for the Electronic Promissory Note Programme. At 30 June 2006, this facility was un-drawn.

Revolving Cash Advance Loan Facility – A$75,000,000 (2005: A$75,000,000) fully underwritten revolving facility provided by an international bank with a fixed maturity of August 2007. The borrower under this facility is Origin Energy Finance Limited and this facility is utilised as a standby facility for the Electronic Promissory Note Programme. At 30 June 2006, this facility was un-drawn.

Working Capital Facility Agreement – A$200,000,000 (2005: A$100,000,000) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited, Origin Energy New Zealand Limited and Origin Energy Resources NZ Limited. A$150,000,000 of this facility has a fixed maturity of December 2007 and A$50,000,000 has a fixed maturity of May 2009. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2006, A$50,194,000 was utilised as borrowings and A$16,500,000 of bank guarantees were issued by Origin Energy Limited.

Evergreen Credit Facility Agreement – NZ$300,000,000 (A$246,853,000 equivalent) (2005: NZ$300,000,000, A$275,609,000 equivalent) fully underwritten New Zealand dollar denominated facility provided by international banks. The borrower under this facility is Contact Energy Limited and the facility has a fixed maturity date of May 2008. As at 30 June 2006, this facility was un-drawn.

Bilateral Facility Agreement – A$300,000,000 (2005: Nil) fully underwritten, multi-currency revolving facility provided jointly by two international banks. The borrower under this facility is Origin Energy Limited. The facility has a maturity date of September 2006, with the option to extend the facility for a further four years at Origin's discretion. The facility was used to refinance the NZ$ Bridge Facility. As at 30 June 2006 the facility was fully utilised.

(b) Other loans - unsecured

Insurance Premium Funding Agreement – NZ$7,800,000 (A$6,418,000 equivalent) (2005: NZ$7,410,000, A$6,808,000 equivalent) New Zealand dollar denominated facility provided to Contact Energy Limited with an effective interest rate of 2.2%. As at 30 June 2006, NZ$7,800,000 (A$6,418,000 equivalent) was utilised.

Related Party Loan – NZ$4,969,000 (A$4,089,000 equivalent) (2005: NZ$3,323,000, A$3,053,000 equivalent) loan borrowed by Contact Energy Limited from its related party Oakey Power Holdings Pty Ltd. Contact Energy has a 25% interest in Oakey Power Holdings Pty Ltd and this loan is interest free. This loan is repayable on demand.

28. Details of credit facilities available to the consolidated entity (continued)

(c) Redeemable preference shares – secured

Redeemable Preference Shares – NZ$250,000,000 (A$205,711,000 equivalent) (2005: NZ$250,000,000, A$229,634,000 equivalent). A non-underwritten facility whereby Origin Energy Contact Finance Limited issued to investors in the New Zealand retail market. The issue has a fixed maturity of July 2006, and as at 30 June 2006, there were NZ$250,000,000 (A$205,711,000 equivalent) redeemable preference shares on issue.

(d) Capital market borrowings – unsecured

Medium Term Note Programme – A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This programme was implemented in January 2002 and as at 30 June 2006 there was one issue outstanding of A$180,000,000 with a maturity of April 2007.

Electronic Promissory Note Programme (EPN) – A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of A$325,000,000 (2005: A$250,000,000) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in January 2002 and as at 30 June 2006, the facility was fully utilised.

Electronic Promissory Note Programme (EPN) – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes to the value of NZ$250,000,000 (A$205,711,000 equivalent) (2005: NZ$250,000,000, A$229,674,000 equivalent) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in August 2000 and as at 30 June 2006, the programme was un-drawn.

US Private Placement – US$250,000,000 (A$423,012,000 equivalent) (2005: US$250,000,000, A$423,012,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of July 2010, March 2015 and March 2018. As at 30 June 2006 there was a total of US$250,000,000 (A$423,012,000 equivalent) (2005: US$250,000,000, A$423,012,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

US Private Placement – US$50,000,000 (A$65,833,000 equivalent) (2005: US$50,000,000, A$65,833,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have a maturity of June 2012. As at 30 June 2006 there was a total of US$50,000,000 (A$65,833,000 equivalent) (2005: US$50,000,000, A$65,833,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

US Private Placement – US$100,000,000 (A$146,324,000 equivalent) (2005: US$100,000,000, A$163,370,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series of USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in February 1998 and have maturities of February 2013 and April 2018. As at 30 June 2006 there was a total of US$100,000,000 (A$146,324,000 equivalent) (2005: US$100,000,000, A$163,370,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

US Private Placement – US$320,000,000 (A$468,772,000 equivalent) (2005: US$320,000,000, A$523,380,000 equivalent). A non-underwritten facility where Contact Energy Limited issued a series USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and have maturities of March 2010, March 2014, March 2015 and March 2018. As at 30 June 2006 there was a total of US$320,000,000 (A$468,772,000 equivalent) (2005:US$320,000,000, A$523,380,000 equivalent) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

NZ Floating Rate Notes – NZ$421,822,000 (A$347,099,000 equivalent) (2005: NZ$421,822,000, A$387,526,000 equivalent). A non-underwritten facility where Origin Energy Limited issued a series of NZD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and have maturities of June 2014, June 2017 and June 2020. As at 30 June 2006 there was a total of NZ$421,822,000 (A$347,099,000 equivalent) (2005: NZ$421,822,000, A$387,526,000 equivalent) on issue.

Medium Term Note Programme – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2006 there was one issue outstanding of A$120,000,000 with a maturity of September 2007. All AUD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$158,730,000 (A$130,610,000 equivalent) (2005: NZ$158,730,000, A$145,825,000 equivalent).

Floating Rate Transferable Loan Certificate – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2006 there was one issue outstanding of US$50,000,000 with a maturity of September 2007. All USD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$119,048,000 (A$97,957,000 equivalent) (2005: NZ$119,048,000, A$109,369,000 equivalent).

(e) Bank guarantee facilities – unsecured

Bank Guarantee Facility Agreements – A$250,000,000 (2005: A$200,000,000). Two fully underwritten revolving facilities provided by two international banks, the facilities have a fixed maturity of May 2007 (for A$100,000,000) and May 2009 (for A$150,000,000). The issuer under the facilities is Origin Energy Limited and as at 30 June 2006, A$245,341,000 was utilised.

29. Financial instruments

Financial assets

The consolidated entity classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired or executed. Management determines the classification of its financial assets at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'receivables' in the balance sheet (note 6).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

(d) Recognition

Regular purchases and sales of investments are recognised on trade-date – the date on which the consolidated entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the consolidated entity has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within 'Net gain/loss on financial instruments' in the period in which they arise. Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary securities denominated in the functional currency classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'Net gain/loss on financial instruments'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the consolidated entity's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The consolidated entity assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 1.

29. Financial instruments (continued)

Derivative financial instruments and hedging activities

The consolidated entity uses a range of derivative financial instruments to hedge the risk exposures arising from its operational, financing and investment activities.

Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

(1) hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);

(2) hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or

(3) hedges of a net investment in a foreign operation (net investment hedge).

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 10 and note 17. Movements of the hedging reserve in shareholders' equity are shown in note 23. The fair value of hedging derivatives is classified as a non-current asset or non-current liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or current liability if the remaining maturity of the hedged item is less than 12 months. Derivatives which are valid economic hedges, but which do not qualify for hedge accounting are classified as a current asset or liability.

(a) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the cross currency interest rate swaps hedging fixed rate foreign currency borrowings is recognised in the income statement within 'net financing costs'. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised in the income statement within 'net financing costs'.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within 'Net gain/loss on financial instruments'.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'net financing costs'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast purchases is recognised in the income statement within 'cost of sales'. The gain or loss relating to the effective portion of commodity derivatives hedging floating price forecast sales is recognised in the income statement within 'sales revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognised in the income statement within 'sales revenue'. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging purchases of non-financial assets (such as capital equipment) is recognised in the initial carrying value of the non-financial asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed.

(d) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within 'Net gain/loss on financial instruments.'

29. Financial instruments (continued)

Financial risk management

Financial risk factors

The consolidated entity's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the consolidated entity's financial performance. The consolidated entity uses a range of derivative financial instruments to hedge these risk exposures.

Risk management is carried out by Group Treasury for interest rate and foreign exchange exposures. Risk management activities in respect of the commodity exposures are undertaken by the Energy Risk Management Group (ERM). Both Group Treasury and ERM operate under policies approved by the Board of Directors. Group Treasury and ERM identify, evaluate and hedge the financial risks in close co-operation with the consolidated entity's operating units. The consolidated entity has written policies covering specific areas, such as foreign exchange risk, interest rate risk, electricity price risk, oil price risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the New Zealand dollar and US dollar. Foreign exchange risk arises from future commercial transactions (including interest payments on long-term borrowings, the sale of oil, the sale and purchase of LPG and the purchase of capital equipment), recognised assets and liabilities (including foreign receivables and borrowings) and net investments in foreign operations.

To manage the foreign exchange risk arising from future commercial transactions the consolidated entity uses forward foreign exchange contracts transacted by Group Treasury. To manage the foreign exchange risk arising from the future principal and interest payments required on foreign currency denominated long-term borrowings, the consolidated entity uses cross currency interest rate swaps (both fixed to fixed and fixed to floating) which convert the foreign currency denominated future principal and interest payments into the functional currency for the relevant entity for the full term of the underlying borrowings.

For segment reporting purposes, each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External derivative contracts are designated at consolidated entity level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

The consolidated entity has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the consolidated entity's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

The consolidated entity's risk management policy is to manage foreign currency exposures using Profit at Risk and Value at Risk methodologies on 95% confidence levels. Exposure limits are set to ensure that the consolidated entity is not exposed to excess risk from foreign exchange exposures.

At 30 June 2006, if the Australian dollar had weakened/strengthened by the 95th percentile worst expected outcome against the NZ dollar (14.6% decrease/increase) with all other variables held constant, post-tax profit of the consolidated entity for the year would have been unchanged (Company: $32,083,000 lower/higher), arising mainly from foreign exchange losses/gains on translation of NZ dollar-denominated borrowings designated as a hedge of the net investment in New Zealand operations. Other components of consolidated equity would have been $81,750,000 higher/lower (Company: $32,083,000 lower/higher), arising mainly as a result of foreign exchange gains/losses on translation of NZ dollar-denominated net assets.

At 30 June 2006, if the Australian dollar had weakened/strengthened by the 95th percentile worst expected outcome against the US dollar (18.1% decrease/increase) with all other variables held constant, post-tax profit of the consolidated entity for the year would have been $1,943,000 higher/lower (Company: $1,458,000 higher/lower), mainly as a result of foreign exchange gains/losses on the ineffective portion of fair value and cash flow hedge transactions. Other components of consolidated equity would have been $6,222,000 lower/higher (Company: $584,000 higher/lower), arising from foreign exchange gains/losses on translation of US dollar-denominated borrowings, cross currency interest rate swaps and oil swaps in cash flow hedging relationships.

29. Financial instruments (continued)

Financial risk management (continued)

Financial risk factors (continued)

(ii) Price risk

The consolidated entity is exposed to commodity price risk from a number of commodities, including electricity, oil and related commodities associated with the purchase and/or sale of these commodities. The consolidated entity is also exposed to equity securities price risk because of investments held by the consolidated entity and classified on the consolidated balance sheet as available-for-sale and fair value through profit or loss. To manage its commodity price risks in respect to electricity and oil, the consolidated entity utilises a range of derivative instruments including fixed priced swaps, options and futures. The consolidated entity's equity investments subject to price risk are all publicly traded.

The consolidated entity's risk management policy for commodity price risk is to hedge forecast future transactions for up to 5 years into the future. ERM has a risk management policy framework that manages the exposure arising from its commodity based activities. The policy permits the active hedging of price and volume exposure arising from the retailing, generation and portfolio management activities, within prescribed risk capacity limits. The policy prescribes the maximum risk exposure permissible over any two-day period for the full commodity portfolio, under defined worse case scenarios. The full portfolio is tested daily against this limit, and reported monthly to management.

The following table summarises the impact of increases/decreases of the relevant forward prices (for commodities) and equity prices (for equity investments) on the consolidated entity's post-tax profit for the year and on other components of equity. The sensitivity analysis is based on reasonably possible changes, over a financial year, in the relevant risk variables applicable to each financial instrument determined using the observed range of actual historical price data for the previous 12 months. All variables other than the relevant primary risk variable identified are held constant in the analysis.

	Impact on post-tax profit		Impact on other equity	
	Consolidated 2006 +/- ($'000)	Origin Energy Limited 2006 +/- ($'000)	Consolidated 2006 +/- ($'000)	Origin Energy Limited 2006 +/- ($'000)
Electricity forward price	8,403	–	13,305	–
Oil forward prices	104	–	35,150	–
Equity securities quoted price	4,566	–	26,781	26,781

Post-tax profit for the year would increase/decrease as a result of the consolidated entity's risk management policy requiring hedging of less than 100% of forecast future sales of commodities and some derivative instruments which are valid economic hedges of these commodity price risks which do not qualify for cash flow hedge accounting under AASB 139 requirements. In addition, equity investments classified as fair value through profit or loss would result in an increase/decrease in post-tax profit. Other components of equity would increase/decrease as a result of the hedging instruments which do qualify for cash flow hedge accounting under AASB 139 and gains on equity securities classified as available-for-sale.

(b) Credit risk

The consolidated entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial and competitive strength of the counterparty. Publically available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivatives instruments. Derivative counterparties are limited to high-credit-quality financial institutions and other organisations in the relevant industry. The consolidated entity has Board approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The consolidated entity also utilises ISDA agreements with all derivative counterparties in order to limit exposure to credit risk through the netting of amounts receivable from and amounts payable to individual counterparties. At balance date, the only significant concentration of credit risk with any single counterparty is to the NSW Government in relation to electricity derivatives undertaken in accordance with the consolidated entity's hedging and risk management activities.

The carrying amounts of financial assets recognised in the balance sheet, and disclosed in more detail in note 10 best represents the consolidated entity's maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the consolidated entity holds no significant collateral as security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes in the credit quality. There are no significant financial assets that have had renegotiated terms that would otherwise, without that renegotiation, have been past due or impaired.

29. Financial instruments (continued)

Financial risk management (continued)

Financial risk factors (continued)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available. Refer to notes 16 and 28 for further details.

The following summarises the contractual timing of cash flows of the borrowings and related derivative instruments at 30 June 2006:

	Less than 1 month $'000	1-3 months $'000	3-12 months $'000	1-5 years $'000
Consolidated	234,716	37,911	441,744	1,740,149
Origin Energy Limited	22,005	21,680	323,220	1,261,609

The less than 1 month category above for the consolidated entity includes NZ$250,000,000 (A$205,000,000 equivalent) of Redeemable Preference Shares. The redemption on 17 July 2006 was financed by a NZ$250,000,000 committed bridge facility provided by an international bank. NZ$100,000,000 of the facility matures in October 2006 and the balance matures in July 2007.

(d) Interest rate risk (cash flow and fair value)

The consolidated entity's income and operating cash flows are substantially independent of changes in market interest rates. The consolidated entity's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the consolidated entity to cash flow interest rate risk. Borrowings issued at fixed rates expose the consolidated entity to fair value interest rate risk. The consolidated entity's risk management policy is to manage interest rate exposures using Profit at Risk and Value at Risk methodologies on 95% confidence levels. Exposure limits are set to ensure that the consolidated entity is not exposed to excess risk from interest rate volatility. The consolidated entity manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.

At 30 June 2006, if interest rates at that date had been higher/lower by the 95th percentile worst expected outcome (Australia: 96 basis point increase/decrease and US: 171 basis point increase/decrease) with all other variables held constant, post-tax profit of the consolidated entity for the year would have been $9,014,000 lower/higher (Company: $104,000 higher/lower), mainly as a result of the ineffective portion of cash flow and fair value hedge transactions and the fair value change in interest rate swaps which are valid economic hedges but which do not qualify for hedge accounting. Other components of consolidated equity would have been $704,000 higher/lower (Company: $1,413,000 higher/lower), mainly as a result of an increase/decrease in the fair value of interest rate swaps which qualify for cash flow hedge accounting.

Capital risk management

The consolidated entity's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the consolidated entity monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the consolidated balance sheet plus net debt.

During 2006, the consolidated entity's strategy was to maintain the gearing ratio within 40% to 45%, in order to secure access to finance at a reasonable cost by maintaining a minimum long term credit rating of BBB+. The gearing ratios at 30 June 2006 were as follows:

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Total borrowings	**2,719,353**	**1,730,580**
Remove AASB 139 fair value adjustment on borrowings in fair value hedge relationships	**226,005**	**97,740**
Less: cash and cash equivalents	**(309,229)**	**(6,278)**
Net debt	**2,636,129**	**1,822,042**
Total equity	**3,645,491**	**2,141,371**
Total capital	**6,281,620**	**3,963,413**
Gearing ratio	**42%**	**46%**

29. Financial instruments (continued)

Fair value estimation

The fair values of financial instruments traded in active markets (such as available-for-sale securities) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the consolidated entity are the current bid prices for the assets.

The fair values of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. The consolidated entity uses valuation techniques consistent with the established valuation methodology applicable to each instrument/market. Quoted market prices or dealer quotes for similar instruments are used for long-term debt.

The fair values of interest rate swaps and cross currency interest rate swaps are calculated using the present value of the estimated future cash flows of these instruments.

The fair values of forward foreign exchange contracts are determined using quoted forward exchange rates at the balance sheet date.

The fair values of commodity swaps and futures are calculated using the present value of the estimated future cash flows using available market forward prices.

The fair values of commodity option contracts which are regularly traded are determined based on the most recent available transaction prices for the same instruments.

The fair values of commodity option contracts which are not regularly traded are calculated using the present value of the estimated future cash flows of these instruments. Certain commodity options utilised by the consolidated entity contain variability in key terms such as volumes, maturities, exercise periods and strike prices. The fair values of such derivatives are estimated using discounted cash flow techniques to estimate the present value of expected future net premium cash flows. Such techniques require the use of variables and assumptions in respect to expected volumes, maturities, exercise periods and strike prices, in addition to the observable forward market pricing data. Maximum use is made of all relevant observable forward market pricing data, and actual historical data when selecting variables and developing assumptions for valuation techniques.

Each instrument is discounted at the market interest rate appropriate to the instrument.

Where the fair value of a derivative is calculated as the present value of the estimated future cash flows of the instrument, there are two key variables used:

- forward price curve (for the relevant underlying interest rates, foreign exchange rates or commodity prices)
- discount rates

For all derivative instruments, both of these variables are taken from observed market pricing data at the valuation date and therefore these variables represent those which would be used by market participants to execute and value the instruments.

The consolidated entity executes all instruments at fair value and therefore has no significant day one gains or losses on any financial instruments.

The nominal value of trade receivables (less impairment allowance) and payables approximate their fair values.

Interest-bearing liabilities

	Note	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Bank loans – unsecured		549,036	491,878
Capital markets borrowings – unsecured		1,954,100	1,238,702
Redeemable preference shares (RPS)		205,711	–
Other loans – unsecured		10,506	–
	16	2,719,353	1,730,580

Total borrowings include secured liabilities of $205,711,000. The retail RPS are secured by the shares the Group holds in Contact Energy Limited.

29. Financial instruments (continued)

Interest-bearing liabilities (continued)

The exposure of the consolidated entity's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
6 months or less	1,432,683	1,159,475
6-12 months	180,000	180,000
1-5 years	–	100,956
Over 5 years	1,106,670	290,149
	2,719,353	1,730,580
The remaining contractual maturity of non-current borrowings is as follows:		
1-2 years	382,204	153,809
2-5 years	788,999	700,956
Over 5 years	1,036,369	637,243
	2,207,572	1,492,008

The carrying amounts and fair values of the non-current interest-bearing liabilities are as follows:

	Carrying value		Fair value	
	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Bank loans – unsecured	433,472	433,306	433,472	433,306
Capital markets borrowings – unsecured	1,774,100	1,058,702	1,743,162	1,027,764
	2,207,572	1,492,008	2,176,634	1,461,070

The carrying amounts of the consolidated entity's borrowings are denominated in the following currencies:

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Australian dollar	1,110,113	979,504
New Zealand dollar	633,013	359,971
US dollar	976,227	391,105
	2,719,353	1,730,580
The consolidated entity has the following committed un-drawn borrowing facilities:		
Floating rate:		
– expiring within one year	160,428	160,428
– expiring beyond one year	251,350	4,497
	411,778	164,925

The facilities expiring within one year are annual facilities subject to review at various dates during 2006/2007.

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000

29. Financial instruments (continued)

Hedge Accounting

(a) Fair value hedges

The changes in the fair values of the hedged items and hedging instruments recognised in the income statement for the year to 30 June 2006 are disclosed in the following table:

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Gain/(loss) on the hedging instruments	(66,533)	(14,444)
Gain/(loss) on the hedged item attributable to the hedge risk	66,567	14,549
	34	105

(b) Cash flow hedges

	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
The effective portion of the gains/(losses) on cash flow hedges recognised in the cash flow hedge reserve	(14,504)	9,028
The (gains)/losses transferred from the cash flow hedge reserve to sales	43,498	–
The (gains)/losses transferred from the cash flow hedge reserve to cost of sales	(22,955)	–
The (gains)/losses transferred from the cash flow hedge reserve to finance cost	10,260	5,095
The (gains)/losses transferred from the cash flow hedge reserve to the initial carrying value of non-financial assets	(1,816)	–
	28,987	5,095
The ineffectiveness gains/(losses) recognised in the income statement from cash flow hedges	(320)	65

(c) Net investment hedges

The effective portion of the gains/(losses) on net investment hedges recognised in the foreign currency translation reserve for the year to 30 June 2006 totalled $45,162,000.

The ineffectiveness recognised in the income statement from net investment hedges for the year to 30 June 2006 totalled $Nil.

(d) Derivatives that do not qualify for hedge accounting

The net change in fair value of derivatives which do not qualify for hedge accounting (and are therefore required to be classified as held for trading), which has been recognised in the income statement for the year to 30 June 2006 totalled $8,378,000 (loss).

Derivative financial instruments

		Assets		Liabilities	
	Note	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000	Consolidated 2006 $'000	Origin Energy Limited 2006 $'000
Current:					
Interest rate swaps		3,663	–	–	–
Forward foreign exchange contracts		4,133	2,737	1,092	2,737
Electricity derivatives		200,682	–	118,260	–
Oil derivatives		–	10,786	28,756	10,786
Other commodity derivatives		2,391	–	–	–
	10, 17	210,869	13,523	148,108	13,523
Non Current:					
Interest rate swaps		2,208	2,208	–	–
Cross currency interest rate swaps		–	–	243,662	113,452
Forward foreign exchange contracts		199	–	–	–
Electricity derivatives		43,487	–	9,461	–
Oil derivatives		–	180	17,885	180
	10, 17	45,894	2,388	271,008	113,632
Total		256,763	15,911	419,116	127,155

29. Financial instruments (continued)

Derivative financial instruments (continued)

(a) Interest rate swaps

The aggregate notional principal amounts of the outstanding interest rate swap contracts at 30 June 2006 were $1,336,794,000. At 30 June 2006, the fixed interest rates vary from 4.88% to 8.00% and the main floating rates are BBSW and BKBM. Interest rate swaps are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 12 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on interest rate swap contracts as of 30 June 2006 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

(b) Cross currency interest rate swaps

The aggregate notional principal amounts of the outstanding cross currency interest rate swap contracts at 30 June 2006 were $1,332,664,000. At 30 June 2006, the fixed interest rates vary from 4.50% to 7.10% and the main floating rates are BBSW and BKBM. Cross currency interest rate swaps are designated in either cash flow hedge relationships or fair value hedge relationships.

The hedged anticipated interest payment transactions are expected to occur at various dates between one month to 12 years from the balance sheet date as a result of the maturities of the underlying borrowings. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on cross currency interest rate swap contracts as of 30 June 2006 will be continuously released to the income statement in each period in which interest payments are recognised in the income statement until the maturities of the underlying borrowings (note 16). During the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

(c) Forward foreign exchange contracts

The aggregate notional principal amounts of the outstanding forward foreign exchange contracts at 30 June 2006 were $60,929,000. Forward foreign exchange contracts are designated in cash flow hedge relationships.

The hedged anticipated transactions denominated in foreign currency are expected to occur at various dates between one month to 2.5 years from the balance sheet date. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on forward foreign exchange contracts as of 30 June 2006 will be released to the income statement when the underlying anticipated transactions affect the income statement. During the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

(d) Electricity derivatives

The aggregate notional volumes of the outstanding electricity derivatives at 30 June 2006 were 47.4 million MWhs. Electricity derivatives are either designated in cash flow hedge relationships or remain non-designated.

The hedged anticipated electricity purchase and sale transactions are expected to occur continuously for each half hour period throughout the next 5 years from the balance sheet date consistent with the forecast demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on electricity derivatives as of 30 June 2006 will be continuously released to the income statement in each period in which the underlying purchase or sale transactions are recognised in the income statement. A reduction in the underlying forecast purchases for certain half hours in the hedged period has led to the de-designation of hedging instruments with an aggregate fair value at the date of de-designation of $1,770,000 which was previously recognised in the cash flow hedge reserve. This amount has been recognised directly in the income statement during the year to 30 June 2006 as certain half hours within the underlying transaction are no longer expected to occur as originally forecast.

The inherent variability in the volume of electricity purchased by customers in any half hour period means that the actual purchase requirements can vary from the forecasts. The forecasts are updated for significant changes in underlying conditions and where this leads to a reduction in the forecast below the aggregate notional volume of hedging instruments in the relevant half hour periods impacted, the affected hedging instruments are de-designated and the accumulated gain or loss which had been recognised in the cash flow hedge reserve is recognised directly in the income statement as the underlying forecast purchase transactions for those half hours are no longer expected to occur.

(e) Oil derivatives

The aggregate notional volumes of the outstanding oil and related derivatives at 30 June 2006 were 2.31 Mbbl. Oil derivatives are designated in cash flow hedge relationships.

The hedged anticipated oil sale and purchase transactions are expected to occur continuously throughout the next 5 years from the balance sheet date consistent with the forecast production and demand from customers over this period. Gains and losses recognised in the cash flow hedge reserve in equity (note 23) on oil derivatives as of 30 June 2006 will be continuously released to the income statement in each period in which the underlying sale or purchase transactions are recognised in the income statement. During the year to 30 June 2006, no hedges were de-designated and all underlying forecast transactions remain highly probable to occur as originally forecast.

30. Acquisition of controlled entities

The following entities were acquired during the financial year:

	2006				
Name	**Date acquired**	**Percentage interest acquired**	**Carrying amount $'000**	**Consideration $'000**	**Beneficial ownership**
Origin Energy American Samoa Inc	**21 October 2005**	**0.01%**	**8**	**8**	**100%**
Origin Energy Leasing Ltd	**31 December 2005**	**100.00%**	**13,309**	**13,309**	**100%**
Speed-E-Gas (NSW) Pty Limited	**28 February 2006**	**100.00%**	**18,236**	**18,236**	**100%**

Refer to note 24(e) for details of net assets acquired.

	2005				
Name	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Beneficial ownership
The following entities were acquired during the previous financial year:					
Mission Energy Universal Holdings	1 October 2004	100%			100%
Mission Energy Five Star Holdings	1 October 2004	100%			100%
Mission Contact Finance Limited	1 October 2004	100%	1,023,864	1,023,864	100%
Mission Energy Pacific Holdings	1 October 2004	100%			100%
Contact Energy Limited and its controlled entities	1 October 2004	51.36%			51.36%
The following controlled entities were incorporated during the previous financial year:					
Origin Energy Capital Ltd					100%
Origin Energy New Zealand Ltd					100%
Origin Energy Asset Management Services Pty Ltd					100%
Origin Energy Asset Management Services (Queensland) Pty Ltd					100%
Origin Energy Pipelines (SESA) Pty Ltd					100%

31. Controlled entities

Name changes during the financial period:

Origin Energy Bairnsdale Pty Ltd	to	Origin Energy Kenya Pty Ltd

Name changes during the previous financial period:

Mission Energy Universal Holdings	to	Origin Energy Universal Holdings
Mission Energy Five Star Holdings	to	Origin Energy Five Star Holdings
Mission Contact Finance Limited	to	Origin Energy Contact Finance Ltd
Mission Energy Pacific Holdings	to	Origin Energy Pacific Holdings
Origin Energy Asset Management Services Pty Ltd	to	Origin Energy Asset Management Holdings Pty Ltd

31. Controlled entities (continued)

	Incorporated in	Consolidated 2006 Ownership Interest %	Origin Energy Limited 2006 Ownership Interest %	Consolidated 2005 Ownership Interest %	Origin Energy Limited 2005 Ownership Interest %
Origin Energy Limited	NSW				
Huddart Parker Ltd*<	Vic	**100**	**100**	100	100
Raenniks Ltd (in voluntary liquidation)	Vic	**100**	**100**	100	100
Origin Energy NZ Share Plan Ltd	NZ	**100**	**100**	100	100
FRL Pty Ltd*<	WA	**100**	**100**	100	100
BTS Pty Ltd*<	WA	**100**		100	
Origin Energy Power Ltd*<	SA	**100**	**100**	100	100
Origin Energy Solar Pty Ltd <	NSW	**100**		100	
Origin Energy SWC Ltd <	WA	**100**		100	
BESP Pty Ltd*	Vic	**100**		100	
Origin Energy Pinjar Security Pty Ltd*	Vic	**100**		100	
Origin Energy Pinjar Holdings No. 1 Pty Ltd*	Vic	**100**		100	
Origin Energy Pinjar No. 1 Pty Ltd*	Vic	**100**		100	
Origin Energy Pinjar Holdings No. 2 Pty Ltd*	Vic	**100**		100	
Origin Energy Pinjar No. 2 Pty Ltd*	Vic	**100**		100	
Origin Energy Holdings Ltd*<	Vic	**100**	**95.8**	100	95.8
Origin Energy Retail Ltd*<	SA	**100**		100	
Origin Energy (Vic) Pty Ltd *<	Vic	**100**		100	
Gasmart (Vic) Pty Ltd <	Vic	**100**		100	
Origin Energy (TM) Pty Ltd*	Vic	**100**		100	
Origin Energy Electricity Ltd*<	Vic	**100**		100	
Origin Energy PNG Ltd	PNG	**66.7**		66.7	
Origin Energy Tasmania Ltd*<	Tas	**100**		100	
The Fiji Gas Co Ltd	Fiji	**51**		51	
Tonga Gas Ltd	Tonga	**51**		51	
Origin Energy Contracting Ltd*<	Qld	**100**		100	
Origin Energy LPG Ltd*<	NSW	**100**		100	
Origin (LGC) (Aust) Pty Ltd*<	NSW	**100**		100	
Origin Energy SA Pty Ltd*<	SA	**100**		100	
Hylemit Pty Ltd*	Vic	**100**		100	
Speed-E-Gas (NSW) Pty Limited*	NSW	**100**		–	
Origin Energy Industries Ltd	NZ	**100**		100	
Rockgas Ltd	NZ	**100**		100	
Origin Energy WA Pty Ltd*<	WA	**100**		100	
Origin Energy Services Ltd*<	SA	**100**		100	
Origin Energy NSW Pty Ltd*<	NSW	**100**		100	
Origin Energy Water Management Holdings Pty Ltd*	Vic	**100**		100	
Origin Energy Water Management Pty Ltd*	NSW	**100**		100	
Origin Energy Asset Management Holdings Pty Ltd*	Vic	**100**		100	
Origin Energy Asset Management Services Pty Ltd*	Vic	**100**		100	
Origin Energy Asset Management Services (Queensland) Pty Ltd*	Vic	**100**		100	
Origin Energy Asset Management Ltd*<	SA	**100**		100	
Origin Energy Pipelines Pty Ltd*<	NT	**100**		100	
Origin Energy Pipelines (SESA) Pty Ltd*	Vic	**100**		100	
Origin Energy Pipelines (Vic) Holdings Pty Ltd*<	Vic	**100**		100	
Origin Energy Pipelines (Vic) Pty Ltd*<	Vic	**100**		100	
Origin Energy Solomons Ltd	Solomon Islands	**80**		80	
Origin Energy Cook Islands Ltd	Cook Islands	**100**		100	
Origin Energy Vanuatu Ltd	Vanuatu	**100**		100	
Origin Energy Leasing Ltd	Vanuatu	**100**		–	
Origin Energy Samoa Ltd	Western Samoa	**100**		100	
Origin Energy American Samoa Inc	American Samoa	**100**		99.9	

31. Controlled entities (continued)

	Incorporated in	Consolidated 2006 Ownership interest %	Origin Energy Limited 2006 Ownership interest %	Consolidated 2005 Ownership interest %	Origin Energy Limited 2005 Ownership interest %
Origin Energy Resources Ltd*<	SA	100	100	100	100
Origin Energy Kenya Pty Ltd*	Vic	100		100	
Origin Energy Bonaparte Pty Ltd*<	SA	100		100	
Origin Energy Developments Pty Ltd*<	ACT	100		100	
Origin Energy Zoca 91-08 Pty Ltd*<	SA	100		100	
Origin Energy Petroleum Pty Ltd*<	Qld	100		100	
Origin Energy Northwest Ltd	UK	100		100	
Sagasco Southeast Inc	Panama	100		100	
Origin Energy Resources NZ Ltd	NZ	100		100	
Kupe Development Ltd	NZ	100		100	
Kupe Mining (No.1) Ltd	NZ	100		100	
Origin Energy Resources (Kupe) Ltd	NZ	100		100	
Sagasco NT Pty Ltd*<	SA	100		100	
Sagasco Amadeus Pty Ltd*<	SA	100		100	
Origin Energy Amadeus NL*<	Qld	100		100	
Amadeus United States Pty Ltd*<	Qld	100		100	
Origin Energy CSG Ltd *<	NSW	100	100	100	100
OCA (CSG) Pty Ltd *<	Qld	100		100	
Angari Pty Ltd *<	SA	100		100	
Oil Investments Ltd *<	SA	100		100	
Origin Energy CSG Marketing Pty Ltd *<	WA	100		100	
OCA Holdings Pty Ltd *	Qld	100		100	
Origin Energy CSG Processing Pty Ltd *<	Vic	100		100	
Oil Company of Australia (Moura) Pty Ltd *<	Qld	100		100	
Oil Company of Australia (Moura) Transmissions Pty Ltd *<	WA	100		100	
Origin Energy VIC Holdings Pty Ltd<	Vic	100	100	100	100
Origin Energy New Zealand Ltd	NZ	100		100	
Origin Energy Universal Holdings	NZ	100		100	
Origin Energy Five Star Holdings	NZ	100		100	
Origin Energy Contact Finance Ltd	NZ	100		100	
Origin Energy Pacific Holdings	NZ	100		100	
Contact Energy Ltd	NZ	51.4		51.4	
Contact Australia Pty Ltd	Vic	51.4		51.4	
Contact Operations Australia Pty Ltd	Vic	51.4		51.4	
Contact Peaker Australia Pty Ltd	Vic	51.4		51.4	
Contact Finance Pty Ltd	Vic	51.4		51.4	
Empower Ltd	NZ	51.4		51.4	
Contact Peaker (NZ) Ltd	NZ	51.4		51.4	
Stratford Power Ltd	NZ	51.4		51.4	
Contact Avalanche Holdings Ltd	NZ	51.4		51.4	
Energy Gas Contracts Ltd	NZ	51.4		51.4	
Origin Energy Capital Ltd<	NZ	100	100	100	100
Origin Energy Finance Company Pty Ltd <	Vic	100	100	100	100
OE JV Co Pty Ltd <	Vic	100	100	100	100
OE SEA Gas Holdings Pty Ltd*	Vic	100		100	
OE SEA Gas SPV2 Pty Ltd*	Vic	100		100	
OE SEA Gas SPV3 Pty Ltd*	Vic	100		100	
Origin Energy Australia Holding BV	Netherlands	100	100	100	100
Origin Energy Mt Stuart BV	Netherlands	100		100	
Parbond Pty Ltd*	NSW	100	100	100	100

< Entered into a cross guarantee with Origin Energy Limited (refer note 26).

* Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.

Vic Gas Distribution Pty Ltd (Vic Gas) and its controlled entity Albury Gas Company Ltd (AGC) are owned 100% (2005: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd (EnVic) (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.

32. Investments accounted for using the equity method

Details of investments in associates and joint venture entities are as follows:

Name	Principal activity	Place of incorporation	Reporting date	Ownership interest 2006 %	Share of net profit Consolidated 2006 $'000	Equity accounted investment carrying amount 2006 $'000
BIEP Pty Ltd	Cogeneration	Vic	30 June	50	–	–
BIEP Security Pty Ltd	Cogeneration	Vic	30 June	50	–	–
CUBE Pty Ltd*	Cogeneration	SA	30 June	50	6,114	22,472
Gas Industry Superannuation Pty Ltd	Superannuation Trustee	SA	30 June	50	–	–
Oakey Power Holdings Pty Ltd	Electricity generation	NZ	30 June	25	1,891	4,433
Rockgas Timaru Ltd	LPG distributor	NZ	31 Mar	50	91	148
Vitalgas Pty Ltd	Autogas distributor	NSW	31 Dec	50	–	–
Campaspe Asset Management Services Pty Ltd	Water infrastructure asset management	SA	30 June	50	327	887
					8,423	27,940
Joint venture entities:						
Bulwer Island Energy Partnership	Cogeneration	Qld	30 June	50	5,552	34,026
SEA Gas Partnership	Pipeline construction	SA	30 June	33.3	6,416	16,482
					11,968	50,508
Total					20,391	78,448

Name	Principal activity	Place of incorporation	Reporting date	Ownership interest 2005 %	Share of net profit Consolidated 2005 $'000	Equity accounted investment carrying amount 2005 $'000
Associates:						
BIEP Pty Ltd	Cogeneration	Vic	30 June	50	–	–
BIEP Security Pty Ltd	Cogeneration	Vic	30 June	50	–	–
CUBE Pty Ltd*	Cogeneration	SA	30 June	50	3,495	24,288
Gas Industry Superannuation Pty Ltd	Superannuation Trustee	SA	30 June	50	–	–
Oakey Power Holdings Pty Ltd	Electricity generation	NZ	30 June	25	1,143	3,240
Rockgas Timaru Ltd	LPG distributor	NZ	31 Mar	50	67	154
Vitalgas Pty Ltd	Autogas distributor	NSW	31 Dec	50	–	–
Campaspe Asset Management Services Pty Ltd	Water infrastructure asset management	SA	30 June	50	261	713
					4,966	28,395
Joint venture entities:						
Bulwer Island Energy Partnership	Cogeneration	Qld	30 June	50	4,793	34,874
SEA Gas Partnership	Pipeline construction	SA	30 June	33.3	6,639	51,367
					11,432	86,241
Total					16,398	114,636

* Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

32. Investments accounted for using the equity method (continued)

(a) Investments in associates

	Consolidated 2006 $'000	Consolidated 2005 $'000
Results of associates:		
Share of associates' profit before income tax	**14,003**	9,260
Income tax	**(5,580)**	(4,294)
Share of associates' net profit	**8,423**	4,966
100% of associates' revenues	**127,441**	123,504
100% of associates' net profit	**20,604**	12,263
Summary of balance sheet of associates:		
The consolidated entity's share of aggregate assets and liabilities of associates are as follows:		
Current assets	**14,413**	10,470
Non-current assets	**70,433**	78,099
Total assets	**84,846**	88,569
Current liabilities	**13,092**	11,359
Non-current liabilities	**43,814**	48,815
Total liabilities	**56,906**	60,174
Net assets	**27,940**	28,395
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	**41**	160
Share of associates' operating lease commitments payable:		
Not later than one year	**70**	69
Later than one year but not later than five years	**275**	273
Later than five years	**327**	382
	672	724

(b) Investments in joint venture entities (continued)

	Consolidated 2006 $'000	Consolidated 2005 $'000
Results of joint venture entities:		
Share of joint venture entities' net profit after tax	**11,968**	11,432
100% of joint venture entities' revenues	**94,610**	88,693
100% of joint venture entities' net profit	**30,609**	29,844
Summary of balance sheet of joint venture entities:		
The consolidated entity's share of aggregate assets and liabilities of joint venture entities are as follows:		
Current assets	**8,695**	8,321
Non-current assets	**191,002**	193,735
Total assets	**199,697**	202,056
Current liabilities	**2,178**	1,528
Non-current liabilities	**147,011**	114,287
Total liabilities	**149,189**	115,815
Net assets	**50,508**	86,241
Share of joint venture entities' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	**742**	742
Later than one year but not later than five years	**–**	–
	742	742

	Consolidated 2006 $'000	2005 $'000
33. Interest in joint venture operations		
The consolidated entity holds interests in a number of unincorporated joint ventures.		
Other joint venture information		
Sales value of products directly received	**411,516**	388,618
Joint venture profit before tax	**93,335**	139,401
Contingent liabilities (included in note 26)	**3,555**	3,550
Capital commitments (included in note 27)	**149,281**	183,006

	Interest range 2006 %	2005 %
Major areas of interest		
Cooper Basin	**10.5/27**	10.5/27
Bowen Basin	**50.0**	50.0
T/RL1 Bass Basin	**42.5**	37.5
Kupe	**56.2**	56.2
Spring Gully	**94.5**	94.5
Offshore Otway Development	**30.8**	29.8
Victorian Peaking Power Plant	**40.0**	40.0
Worsley Power Plant	**50.0**	50.0

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production, and power generation.

The assets and liabilities of the consolidated entity include the following items which represent the consolidated entity's interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

	Consolidated 2006 $'000	2005 $'000
Current assets		
Cash and cash equivalents	**41,886**	23,566
Trade and other receivables	**4,087**	3,656
Inventories	**21,731**	17,622
Other	**5,617**	3,230
Total current assets	**73,321**	48,074
Non-current assets		
Producing areas of interest	**345,321**	335,602
Property, plant and equipment	**959,348**	704,697
Exploration and evaluation expenditure	**260,228**	285,155
Other	**1,073**	1,403
Total non-current assets	**1,565,970**	1,326,857
Total assets	**1,639,291**	1,374,931
Current liabilities		
Trade and other payables	**106,805**	71,100
Interest-bearing liabilities	**-**	4,130
Provisions	**-**	13
Total current liabilities	**106,805**	75,243
Non-current liabilities		
Payables	**2,483**	-
Interest-bearing liabilities	**-**	26,341
Provisions	**65,616**	15,374
Total non-current liabilities	**68,099**	41,715
Total liabilities	**174,904**	116,958
Net investment in joint venture operations	**1,464,387**	1,257,973

34. Share based payments

(a) Senior Executive Option Plan

The company's Senior Executive Option Plan was approved at the annual general meeting on 13 November 1995. Staff eligible to participate in the plan are those senior executives invited by the Board, with the invitation based on performance and the role the individual plays in guiding the future success of the company. Options granted under the plan entitle the holder to subscribe for one fully paid ordinary share per option. The exercise price of the options is based on the weighted average price of the company's shares during a five day period determined by the Board to be representative of the company's position at the time. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant performance hurdles are met. The performance hurdles that must be met prior to an option becoming exercisable vary by option tranche and are discussed in the footnotes to the Senior Executive Options table in this note. Options granted under the plan do not carry any dividend or voting rights.

During the year, the company issued 3,390,000 options at an exercise price of $7.21. The fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. The company has recognised $6,268,000 (2005: $4,287,000) as an expense during the year.

The amount recognised in issued capital in the financial statements of the company for the financial year represents the proceeds received from exercise of options and is as follows:

		Consolidated		Origin Energy Limited	
	Note	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Issued ordinary share capital	21	**4,006**	7,808	**4,006**	7,808

Details of options outstanding at the beginning and the end of the financial year and movements during the year are provided in the Senior Executives Options table in this note.

(b) Employee Share Plan

The Origin Board of Directors approved the Origin Energy Employee Share Plan (Origin ESP) on 20 March 2001. All Origin full-time and permanent part-time employees based in Australia with at least one year of service qualify for participation in the Origin ESP. Under the Origin ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the Origin ESP is in effect, for no consideration. Shares are awarded under the terms of the Origin ESP in recognition of the contribution employees make to the overall success of Origin, based on performance hurdles established each year. The Origin ESP has been established as a qualifying plan under the Income Tax Assessment Act. Origin Energy Limited shares awarded under the Origin ESP to Australian-based employees are registered as restricted shares which can not be sold for three years from the date of award. The shares awarded in the name of the qualifying employee, are not subject to forfeiture and vest at the date of award to the employee. Shares awarded under the Origin ESP rank equally with other fully paid ordinary shares on issue and carry full voting and dividend rights.

To enable Origin employees based in New Zealand to receive benefits similar to those of Australian-based employees, the Board of Directors has approved the Origin Energy New Zealand Employee Share Plan (New Zealand ESP). The terms and benefits awarded under the New Zealand ESP are similar to those of the Origin ESP and all full-time and permanent part-time employees with at least one year of service qualify for participation in the plan. Under the New Zealand ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the New Zealand ESP is in effect, for no consideration. Shares awarded under the New Zealand ESP are restricted shares which cannot be sold for three years from the date of award and employees may elect to either receive the shares in their name at the time of award or have the shares placed into trust. Shares received by employees in their name at the date of award are not subject to forfeiture and vest at the date of award. Shares held in trust are subject to a three year vesting period before being allocated to employees and may be forfeited if employees do not remain employees of Origin for the full three year vesting period.

Separate plans and procedures, adapting for local laws, have also been implemented to enable employees not based in Australia or New Zealand to receive benefits similar to those awarded under the Origin Energy ESP and the New Zealand ESP.

The following table details the shares awarded under employee share plans and the fair value of those shares:

Date shares granted	Number of shares granted	2006 Cost per share[2]	Total cost $'000
7 September 2005	**299,821**	**$7.21**	**2,161,709**
1 December 2005[1]	**12,261**	**$7.28**	**89,260**
	312,082		**2,250,969**

Date shares granted	Number of shares granted	2005 Cost per share[2]	Total cost $'000
17 September 2004	344,729	$6.00	2,069
1 December 2004[1]	13,375	$6.90	92
	358,104		2,161

[1] Shares awarded to New Zealand based employees.

[2] The cost per share represents the weighted average on-market purchase price of the company's shares.

Under the New Zealand ESP, employees may elect to either receive the shares awarded to them in their name or have the shares placed in trust at the date of award. Shares placed in trust have a three year vesting period. During the year ended 30 June 2006, 8,211 (2005: 8,392) shares were vested to the trust under the New Zealand ESP. During the year ended 30 June 2006, 10,044 (2005: 18,373) shares held in trust vested to employees, with a vesting date of 30 June 2006 and a fair value at this date of $7.36 per share. The number of shares held in trust under the New Zealand ESP as at 30 June 2006 is 25,544 (2005: 28,483).

34. Share based payments (continued)

(d) Summary of senior executive options

Grant date	First exercise date	Expiry date	Exercise price per option[4]	Hurdle price per share	2006 Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
31 Aug 2001	31 Aug 2004	31 Aug 2006	$2.58	[3]	110,000	–	–	–	110,000	110,000
16 Dec 2001	16 Dec 2004	16 Dec 2006	$3.04	[3]	2,280,000	–	275,000	–	2,005,000	2,005,000
19 Dec 2002	19 Dec 2005	19 Dec 2007	$3.40	[3]	2,585,000	–	920,000	–	1,665,000	1,665,000
19 Dec 2003	19 Dec 2006	19 Dec 2008	$4.15	[3]	3,890,000	–	–	–	3,890,000	–
6 Aug 2004	6 Aug 2007	6 Aug 2009	$5.98	[3]	775,000	–	–	–	775,000	–
26 Nov 2004	26 Nov 2007	26 Nov 2009	$5.72	[3]	2,596,000	–	–	–	2,596,000	–
20 May 2005	20 May 2008	20 May 2010	$6.75	[3]	200,000	–	–	–	200,000	–
7 Sep 2005	7 Sep 2008	7 Sep 2010	$7.21	[3]		3,390,000	–	–	3,390,000	–
					12,436,000	3,390,000	1,195,000	–	14,631,000	3,780,000
	Key management personnel				4,645,000	969,000	130,000	–	5,484,000	1,700,000
	Non key management personnel				7,791,000	2,421,000	1,065,000	–	9,147,000	2,080,000
					12,436,000	3,390,000	1,195,000	–	14,631,000	3,780,000

Grant date	First exercise date	Expiry date	Exercise price per option	Hurdle price per share	2005 Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.76	[1]	353,150	–	329,700	23,450	–	–
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.78	[1]	55,500	–	–	55,500	–	–
1 Mar 2000	1 Mar 2003	1 Mar 2005	$1.27	[2]	1,890,000	–	1,890,000	–	–	–
31 Aug 2001	31 Aug 2004	31 Aug 2006	$2.58	[3]	495,000	–	385,000	–	110,000	110,000
16 Dec 2001	16 Dec 2004	16 Dec 2006	$3.04	[3]	3,495,000	–	1,170,000	45,000	2,280,000	2,280,000
14 Jan 2002	14 Jan 2005	14 Jan 2007	$3.04	[3]	30,000	–	30,000	–	–	–
19 Dec 2002	19 Dec 2005	19 Dec 2007	$3.40	[3]	2,630,000	–	–	45,000	2,585,000	–
19 Dec 2003	19 Dec 2006	19 Dec 2008	$4.15	[3]	3,910,000	–	–	20,000	3,890,000	–
6 Aug 2004	6 Aug 2007	6 Aug 2009	$5.98	[3]	–	775,000	–	–	775,000	–
26 Nov 2004	26 Nov 2007	26 Nov 2009	$5.72	[3]	–	2,596,000	–	–	2,596,000	–
20 May 2005	20 May 2008	20 May 2010	$6.75	[3]	–	200,000	–	–	200,000	–
					12,858,650	3,571,000	3,804,700	188,950	12,436,000	2,390,000
	Key management personnel				5,164,100	1,350,000	1,869,100	–	4,645,000	1,300,000
	Non key management personnel				7,694,550	2,221,000	1,935,600	188,950	7,791,000	1,090,000
					12,858,650	3,571,000	3,804,700	188,950	12,436,000	2,390,000

During the year ended 30 June 2006 1,195,000 (2005: 3,804,700) options were exercised and the details of these options are included in the Summary of Senior Executive Options exercised table in this note.

[1] The performance hurdle for these options is based on an improvement in the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. The TSR must increase from the issue date by a specified percentage during a period of 20 consecutive trading days beginning 2 1/2 years from the date of issue. These options were issued prior to the Boral Limited Demerger in February 2000.

[2] The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies. The percentage of options that may be exercised is nil% if the TSR fails to reach the 25th percentile of the reference group of companies, 25% if the TSR reaches the 25th percentile, 50% if it reaches the 50th percentile and 100% if it reaches the 75th percentile.

[3] The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies. If the Origin TSR exceeds the 50th percentile, 50% of the options may be exercised and if it reaches the 75th percentile, 100% of the options may be exercised. The reference group of companies is available to shareholders and may be accessed via the company's website.

[4] Exercise prices have been adjusted to reflect the impact of the Rights Issue.

34. Share based payments (continued)

(e) Summary of senior executive options exercised

The following table details the options exercised during the financial year and number of shares issued to employees on the exercise of options.

		2006	
Exercise date	Exercise price	Number of shares	Fair value at date of exercise*
7 Sep 2005	**$3.04**	**15,000**	**$7.16**
12 Sep 2005	**$3.04**	**15,000**	**$7.02**
4 Nov 2005	**$3.04**	**10,000**	**$6.80**
6 Dec 2005	**$3.04**	**30,000**	**$7.14**
21 Dec 2005	**$3.40**	**70,000**	**$7.48**
22 Dec 2005	**$3.40**	**90,000**	**$7.45**
23 Dec 2005	**$3.40**	**50,000**	**$7.46**
29 Dec 2005	**$3.40**	**65,000**	**$7.54**
18 Jan 2006	**$3.40**	**15,000**	**$7.23**
25 Jan 2006	**$3.40**	**20,000**	**$7.30**
23 Feb 2006	**$3.04**	**180,000**	**$6.98**
23 Feb 2006	**$3.40**	**165,000**	**$6.98**
28 Feb 2006	**$3.40**	**150,000**	**$6.90**
1 Mar 2006	**$3.40**	**15,000**	**$6.82**
22 Mar 2006	**$3.40**	**90,000**	**$7.10**
28 Mar 2006	**$3.40**	**25,000**	**$7.32**
31 Mar 2006	**$3.40**	**40,000**	**$7.32**
3 Apr 2006	**$3.40**	**25,000**	**$7.40**
11 Apr 2006	**$3.04**	**15,000**	**$7.16**
27 Apr 2006	**$3.40**	**20,000**	**$7.13**
1 May 2006	**$3.40**	**40,000**	**$7.07**
23 May 2006	**$3.04**	**10,000**	**$7.09**
23 May 2006	**$3.40**	**20,000**	**$7.09**
14 Jun 2006	**$3.40**	**20,000**	**$6.67**
		1,195,000	

		2005	
Exercise date	Exercise price	Number of shares	Fair value at date of exercise*
19 Aug 2004	$1.76	25,250	$5.82
19 Aug 2004	$1.27	150,000	$5.82
19 Aug 2005	$1.27	110,000	$5.82
26 Aug 2005	$1.27	400,000	$5.65
7 Sep 2004	$1.27	150,000	$5.91
8 Sep 2004	$2.74	55,000	$5.85
8 Sep 2004	$2.74	55,000	$5.85
8 Sep 2004	$1.27	750,000	$5.85
15 Sep 2004	$2.74	55,000	$5.77
20 Sep 2004	$1.76	31,800	$5.80
29 Sep 2004	$2.74	55,000	$5.84
19 Oct 2004	$1.27	190,000	$6.25
1 Nov 2004	$1.76	35,050	$6.33

		2005 (continued)	
Exercise date	Exercise price	Number of shares	Fair value at date of exercise*
2 Nov 2004	$1.76	17,350	$6.47
8 Nov 2004	$1.76	25,700	$6.75
8 Nov 2004	$2.74	55,000	$6.75
16 Nov 2004	$1.76	15,550	$6.57
24 Nov 2004	$1.76	27,750	$6.84
24 Nov 2004	$1.76	20,550	$6.84
1 Dec 2004	$1.76	17,100	$6.70
1 Dec 2004	$1.76	23,000	$6.70
3 Dec 2004	$1.76	19,100	$6.60
3 Dec 2004	$1.27	140,000	$6.60
6 Dec 2004	$1.76	71,500	$6.75
17 Dec 2004	$3.20	50,000	$6.68
17 Dec 2004	$3.20	15,000	$6.68
21 Dec 2004	$3.20	30,000	$6.74
21 Dec 2004	$3.20	10,000	$6.74
21 Dec 2004	$3.20	30,000	$6.74
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	15,000	$6.70
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	10,000	$6.70
24 Dec 2004	$3.20	15,000	$6.70
24 Dec 2004	$3.20	45,000	$6.70
30 Dec 2004	$2.74	110,000	$6.70
30 Dec 2004	$3.20	100,000	$6.70
31 Dec 2004	$3.20	15,000	$6.69
31 Dec 2004	$3.20	40,000	$6.69
18 Jan 2005	$3.20	10,000	$6.65
18 Jan 2005	$3.20	35,000	$6.65
31 Jan 2005	$3.20	15,000	$6.77
9 Feb 2005	$3.20	15,000	$6.68
22 Feb 2005	$3.20	15,000	$7.01
25 Feb 2005	$3.20	15,000	$6.69
28 Feb 2005	$3.20	190,000	$6.92
28 Feb 2005	$3.20	140,000	$6.92
1 Mar 2005	$3.20	120,000	$6.80
1 Mar 2005	$3.20	35,000	$6.80
1 Mar 2005	$3.20	30,000	$6.80
4 Mar 2005	$3.04	10,000	$7.06
4 Mar 2005	$3.04	15,000	$7.06
7 Mar 2005	$3.04	40,000	$7.05
9 Mar 2005	$3.04	2,000	$7.20
17 Mar 2005	$3.04	8,000	$7.59
21 Mar 2005	$3.04	8,000	$7.46
4 Apr 2005	$3.04	15,000	$7.04
18 May 2005	$3.04	2,000	$6.82
29 Jun 2005	$3.04	15,000	$7.44
		3,804,700	

* The fair value of the shares issued as a result of exercising options is the weighted average market share price of the shares of the Company on the Australian Stock Exchange on the date the options were exercised.

	Consolidated		Origin Energy Limited	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
34. Share based payments (continued)				
(f) Expenses arising from share based payment transactions				
Total expenses arising from share based payment transactions recognised during the period as part of employee benefit expense were as follows:				
Options issued under senior executive option plan	**6,268**	4,287	**6,268**	4,287
Shares issued under employee share plan	**2,125**	2,264	**2,125**	2,264
	8,393	6,551	**8,393**	6,551

35. Related party disclosures

Controlled entities and partly owned controlled entities

Interests held in controlled entities and partly owned controlled entities are set out in note 31.

During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal arm's-length terms and conditions. Interest is charged on intercompany loan amounts at commercially comparable rates.

Associated entities

Interests held in associated entities are set out in notes 9 and 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal arm's-length commercial terms and conditions.

Origin Energy Limited and/or controlled entities have entered into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $80,882,000 (2005: $78,569,000) from Envestra for managing the networks, received $91,295,000 (2005: $82,609,000) from Envestra for management of capital expenditure on the networks, paid $199,513,000 (2005: $212,043,000) to Envestra for transporting gas through the networks, and received $8,108,000 (2005: $7,679,000) from Envestra for system use gas.

All transactions were conducted on the basis of normal arm's-length commercial terms and conditions.

Refer to note 36 for Key Management Personnel disclosures.

36. Key management personnel

(a) Key management personnel compensation tables

Refer to the Remuneration Report in the Directors' Report.

(b) Equity instruments

Refer to the Remuneration Report in the Directors' Report for details of the following:

(i) Options

(ii) Exercise of options granted as compensation

(iii) Options over equity instruments granted as compensation

(iv) Equity holdings and transactions

(c) Loans and other transactions with key management personnel

(i) Loans

Refer to the Remuneration Report in the Directors' Report.

(ii) Other transactions with the company or its controlled entities

Transactions entered into during the year with key management personnel are within normal employee, customer or supplier relationships on terms and conditions no more favourable than dealings in the same circumstances on an arm's-length basis include:

- the receipt of dividends from Origin Energy Limited;
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan;
- terms and conditions of employment;
- reimbursement of expenses; and
- purchases of goods and services.

Certain directors of Origin Energy Limited are also directors of other companies which supply Origin Energy Limited with goods and services or acquire goods or services from Origin Energy Limited. Those transactions are made in the ordinary course of business and are approved by management within delegated limits of authority and the directors do not participate in the decisions to enter into such transactions. If the decision to enter into those transactions should require approval of the Board the director concerned will not vote upon that decision nor take part in the consideration of it.

37. Deed of cross guarantee

	Consolidated	
for year ended 30 June	2006 $'000	2005 $'000
The following consolidated Income Statement comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer notes 26 and 31), after eliminating all transactions between parties to the Deed.		
Summarised Income Statement and retained profits		
Profit before income tax expense	**279,202**	313,737
Income tax expense	**39,154**	61,021
Profit	**240,048**	252,716
Retained earnings at the beginning of the financial year	**1,312,466**	1,179,632
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax	**(27,175)**	–
Retained profits at the beginning of the financial year under A-IFRS	**1,285,291**	1,179,632
Dividends paid on redemption of convertible undated preference shares	**–**	(24,835)
Dividends recognised during the year	**(134,779)**	(94,329)
Aggregate of amounts transferred from reserves	**6,373**	(718)
Retained earnings at the end of the financial year	**1,396,933**	1,312,466

as at 30 June	Consolidated 2006 $'000	2005 $'000
37. Deed of cross guarantee (continued)		
Balance Sheet		
Current assets		
Cash and cash equivalents	**60,507**	35,844
Trade and other receivables	**662,314**	581,179
Inventories	**62,686**	57,538
Other financial assets	**6,093**	–
Other and other financial assets	**241,764**	50,822
Total current assets	**1,033,364**	725,383
Non-current assets		
Trade and other receivables	**216,080**	225,876
Investments accounted for using the equity method	**22,473**	24,288
Other financial assets	**1,223,513**	1,218,751
Property, plant and equipment	**1,896,507**	1,410,567
Exploration and evaluation expenditure	**237,618**	240,563
Intangibles	**758,127**	757,669
Deferred tax assets	**4,470**	640
Other	**66,235**	7,207
Total non-current assets	**4,425,023**	3,885,561
Total assets	**5,458,387**	4,610,944
Current liabilities		
Trade and other payables	**503,313**	122,501
Interest-bearing liabilities	**238,572**	216,335
Current tax liabilities	**22,857**	8,172
Provisions	**78,546**	72,684
Total current liabilities	**843,288**	419,692
Non-current liabilities		
Payables	**141,945**	6,105
Interest-bearing liabilities	**1,474,729**	1,361,280
Deferred tax liabilities	**184,290**	158,120
Provisions	**140,781**	133,519
Total non-current liabilities	**1,941,745**	1,659,024
Total liabilities	**2,785,033**	2,078,716
Net assets	**2,673,354**	2,532,228
Equity		
Issued capital	**1,158,959**	1,133,890
Reserves	**117,462**	85,872
Retained earnings	**1,396,933**	1,312,466
Total equity	**2,673,354**	2,532,228

	Consolidated	
	2006 $'000	2005 $'000

38. Earnings per share

	2006	2005
Basic earnings per share	**41.9 cents**	42.1 cents
Diluted earnings per share	**41.7 cents**	41.8 cents
Normalised earnings per share*		
Basic earnings per share	**41.9 cents**	39.5 cents
Diluted earnings per share	**41.7 cents**	39.2 cents
Weighted average number of shares used as the denominator:		
Number of ordinary shares for basic earnings per share calculation	**791,873,326**	715,970,440
Effect of executive share options on issue	**4,756,339**	5,290,084
Number of ordinary shares for diluted earnings per share calculation	**796,629,665**	721,260,524
Normalised weighted average number of shares*		
Ordinary shares	**791,873,326**	715,970,440
Adjustment due to Rights Issue in April 2005	**–**	46,528,918
Number of ordinary shares for basic earnings per share calculation	**791,873,326**	762,499,358
Effect of executive share options on issue	**4,756,339**	5,290,084
Number of ordinary shares for diluted earnings per share calculation	**796,629,665**	767,789,442

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. In the year ended 30 June 2005, the weighted average number of shares was notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and diluted earnings per share remain unchanged.

	2006	2005
Reconciliation of earnings used in calculating basic and diluted earnings per share:		
Net profit	**454,080**	371,403
Less: Profit attributable to minority interests	**(122,171)**	(70,170)
Earnings used in calculating earnings per share	**331,909**	301,233

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Information about basic and diluted EPS

During the year 1,195,000 (2005: 3,993,650) options were exercised, forfeited or lapsed. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 408,941 (2005: 868,013).

Full details of these options are set out in note 34.

There were nil (2005: nil) shares issued as a result of the exercise of options between the reporting date and the completion of the financial report.

39. Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Australian entities reporting under the Corporations Act 2001 must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin is required to prepare its annual financial report for the year ended 30 June 2006 under A-IFRS for the first time. This financial report therefore represents Origin's first financial report prepared in accordance with A-IFRS.

Origin Energy has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin Energy must also restate its comparative balances applying A-IFRS, except for financial instruments (including derivatives and hedging arrangements, where comparative information is not required to be restated – refer to Item 14 below for details of the application of A-IFRS financial instruments requirements). The application of A-IFRS to comparative balances requires a restatement of the opening balances as at 1 July 2004 incorporating initial A-IFRS transitional adjustments, as well as a restatement of the closing balances at 30 June 2005. Net profit during these periods is also restated. Adjustments required to restate the balance sheet as at 1 July 2004 are made directly to opening retained earnings. The adjustments required to restate the balance sheet as at 1 July 2005, for the adoption of A-IFRS for financial instruments, are recognised in opening retained earnings or equity reserves as appropriate.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The accounting policies that have been adopted by the consolidated entity under A-IFRS are disclosed in Note 1.

Table 1 – Impact on Origin's Balance Sheets of initial transition to A-IFRS at 1 July 2004

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Consolidated			
Total reported under Australian GAAP at 30 June 2004	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments (net of tax where appropriate):			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	–
3. Dismantling, removal & restoration provisions	(34,459)	72,017	106,476
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(48,024)	2,762	50,786
6. Investments in equity accounted entities	(277)	(216)	61
15. Successful efforts change in accounting policy	(86,836)	(124,062)	(37,226)
Total A-IFRS adjustments	**(247,962)**	**(128,434)**	**119,528**
Total restated under A-IFRS at 1 July 2004	**1,691,493**	**3,578,912**	**1,887,419**

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Origin Energy Limited			
Total reported under Australian GAAP at 30 June 2004	**1,573,379**	**4,953,136**	**3,379,757**
A-IFRS adjustments (net of tax where appropriate):			
5. Deferred tax	(5,404)	(220,861)	(215,457)
Total A-IFRS adjustments	**(5,404)**	**(220,861)**	**(215,457)**
Total restated under A-IFRS at 1 July 2004	**1,567,975**	**4,732,275**	**3,164,300**

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Table 2 – Impact on Origin's Equity Balances on Initial Transition to A-IFRS at 1 July 2004

	Issued capital $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Consolidated					
Total reported under Australian GAAP at 30 June 2004	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	(6,579)	–	(6,579)
2. Acquisition of minority interests	–	–	(28,225)	–	(28,225)
3. Dismantling, removal & restoration provisions	–	–	(34,459)	–	(34,459)
4. Business combinations restatement	–	–	(43,562)	–	(43,562)
5. Deferred tax	–	–	(48,024)	–	(48,024)
6. Investments in equity accounted entities	–	–	(277)	–	(277)
8. Share based payments	–	2,404	(2,404)	–	–
10. Property, plant and equipment	–	(103,676)	103,676	–	–
11. Foreign currency translation reserve	–	(8,565)	8,565	–	–
15. Successful efforts change in accounting policy	–	–	(86,836)	–	(86,836)
Total A-IFRS adjustments	–	**(109,837)**	**(138,125)**	–	**(247,962)**
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,218,797**	**7,084**	**1,691,493**

	Contributed equity $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Origin Energy Limited					
Total reported under Australian GAAP at 30 June 2004	**463,208**	**5,723**	**1,104,448**	–	**1,573,379**
A-IFRS adjustments (net of tax where appropriate):					
5. Deferred tax	–	–	(5,404)	–	(5,404)
8. Share based payments	–	2,404	(2,404)	–	–
10. Property, plant and equipment	–	(5,723)	5,723	–	–
Total A-IFRS adjustments	–	**(3,319)**	**(2,085)**	–	**(5,404)**
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,102,363**	–	**1,567,975**

Table 3 – Impact of A-IFRS on Origin's Balance Sheets as at 30 June 2005 and profit for the year ended 30 June 2005

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000	EBIT $'000	Net profit after tax & minority interests $'000
Consolidated					
Total reported under Australian GAAP at 30 June 2005	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	–	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	–	1,247	1,247
3. Dismantling, removal & restoration provisions	(39,707)	68,677	108,384	(459)	(5,250)
4. Business combinations restatement	(43,562)	(41,311)	2,251	–	–
5. Deferred tax	(299,305)	205,934	505,239	947	4,835
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	38,892	38,892	–	38,892	38,892
8. Share based payments	–	–	–	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
15. Successful efforts change in accounting policy	(96,707)	(138,162)	(41,455)	(14,101)	(9,871)
Total A-IFRS adjustments	**(471,269)**	**108,304**	**579,573**	**41,046**	**35,213**
Total restated under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**	**656,235**	**301,233**

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Table 3 – Impact of A-IFRS on Origin's Balance Sheets as at 30 June 2005 and profit for the year ended 30 June 2005 (continued)

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000	EBIT $'000	Net profit after tax & minority interests $'000
Origin Energy Limited					
Total reported under Australian GAAP at 30 June 2005	**2,211,491**	**7,062,513**	**4,851,022**	**(20,207)**	**61,759**
A-IFRS adjustments (net of tax where appropriate):					
5. Deferred tax	(6,433)	(814,827)	(808,394)	–	(2,792)
8. Share based payments	–	–	–	(1,549)	(1,549)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
Total A-IFRS adjustments	**(10,000)**	**(813,298)**	**(803,298)**	**7,925**	**(1,215)**
Total restated under A-IFRS at 30 June 2005	**2,201,491**	**6,249,215**	**4,047,724**	**(12,282)**	**60,544**

Table 4 – Impact on Origin's Balance Sheets of initial transition to A-IFRS financial instruments at 1 July 2005

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Consolidated			
Total reported under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**
A-IFRS financial instruments adjustments (net of tax where appropriate):			
14. Derivative financial instruments	(172,506)	294,618	467,124
14. Interest-bearing liabilities	161,496	–	(161,496)
14. Available for sale financial assets	27,614	39,448	11,834
Total A-IFRS financial instruments adjustments	**16,604**	**334,066**	**317,462**
Total restated under A-IFRS at 1 July 2005	**3,535,197**	**8,457,033**	**4,921,836**

	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Origin Energy Limited			
Total reported under A-IFRS at 30 June 2005	**2,201,491**	**6,249,215**	**4,047,724**
A-IFRS financial instruments adjustments (net of tax where appropriate):			
14. Derivative financial instruments	(95,135)	192	95,327
14. Interest-bearing liabilities	89,477	–	(89,477)
14. Available for sale financial assets	27,026	38,608	11,582
Total A-IFRS financial instruments adjustments	**21,368**	**38,800**	**17,432**
Total restated under A-IFRS at 1 July 2005	**2,222,859**	**6,288,015**	**4,065,156**

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Table 5 – Impact on Origin's Equity Balances on initial transition to A-IFRS financial instruments at 1 July 2005

	Issued capital $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Consolidated					
Total reported under A-IFRS at 30 June 2005	**1,133,890**	**(2,887)**	**1,393,238**	**994,352**	**3,518,593**
A-IFRS financial instruments adjustments (net of tax where appropriate):					
14. Derivative financial instruments	–	11,864	(112,156)	(72,214)	(172,506)
14. Interest-bearing liabilities	–	–	97,366	64,130	161,496
14. Available for sale financial assets	–	39,837	(12,223)	–	27,614
Total A-IFRS financial instruments adjustments	**–**	**51,701**	**(27,013)**	**(8,084)**	**16,604**
Total restated under A-IFRS at 1 July 2005	**1,133,890**	**48,814**	**1,366,225**	**986,268**	**3,535,197**

	Issued capital $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Origin Energy Limited					
Total reported under A-IFRS at 30 June 2005	**1,133,890**	**6,691**	**1,060,910**	**–**	**2,201,491**
A-IFRS financial instruments adjustments (net of tax where appropriate):					
14. Derivative financial instruments	–	(2,585)	(92,550)	–	(95,135)
14. Interest-bearing liabilities	–	–	89,477	–	89,477
14. Available for sale financial assets	–	39,249	(12,223)	–	27,026
Total A-IFRS financial instruments adjustments	**–**	**36,664**	**(15,296)**	**–**	**21,368**
Total restated under A-IFRS at 1 July 2005	**1,133,890**	**43,355**	**1,045,614**	**–**	**2,222,859**

Table 6 – Impact of A-IFRS on Origin's Statements of Cash Flows for the year ended 30 June 2005

	Net cash provided by operating activities $'000	Net cash used in investing activities $'000	Net cash provided by financing activities $'000
Consolidated			
Total reported under Australian GAAP at 30 June 2005	**555,478**	**(1,413,836)**	**893,341**
A-IFRS adjustments:			
16. Reclassification of financing costs paid	158,812	–	(158,812)
16. Reclassification of interest received	(8,553)	8,553	–
Total A-IFRS adjustments	**150,259**	**8,553**	**(158,812)**
Total restated under A-IFRS at 30 June 2005	**705,737**	**(1,405,283)**	**734,529**

	Net cash provided by operating activities $'000	Net cash used in investing activities $'000	Net cash provided by financing activities $'000
Origin Energy Limited			
Total reported under Australian GAAP at 30 June 2005	**96,793**	**(628,648)**	**542,940**
A-IFRS adjustments:			
16. Reclassification of financing costs paid	153,320	–	(153,320)
16. Reclassification of interest received	(241,781)	241,781	–
Total A-IFRS adjustments	**(88,461)**	**241,781**	**(153,320)**
Total restated under A-IFRS at 30 June 2005	**8,332**	**(386,867)**	**389,620**

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

1. Contingent asset

The recognition threshold for recognising contingent assets on the balance sheet increased from a 'more probable than not' test under Australian GAAP to a 'virtual certainty' test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable recorded at 1 July 2004 and the related tax adjustment are derecognised through opening retained earnings at that date under A-IFRS.

As full indemnity was received by 31 December 2004 the net profit amount, including tax, is recognised in A-IFRS profit for the year ended 30 June 2005.

2. Acquisition of minority interests in previously controlled entity

On 30 September 2003 Origin acquired the remaining 14.77% minority interest in Oil Company of Australia Limited (OCA). Under Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill decrease with a corresponding adjustment to retained earnings. The depreciation and amortisation expense in the year ended 30 June 2005 decrease as a result of the lower carrying values.

3. Dismantling, removal and restoration provisions

Under Australian GAAP, provisions were made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions were determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP have been adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of assets have been recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation has been recalculated as at transition date. The net adjustment in the consolidated entity at 1 July 2004 resulted in:

- an increase in dismantling, removal and restoration provisions;
- an increase in property, plant and equipment at cost;
- an increase in accumulated depreciation;
- an increase in deferred tax assets;
- an increase in deferred tax liabilities; and
- a net decrease in retained earnings.

The change impacts the consolidated profit for the year ended 30 June 2005 with increases in interest expense and depreciation expense, and decreases in restoration expense and tax expense, resulting in an overall reduction in profit after tax for the consolidated entity as outlined in the tables above.

4. Business combinations restatement

AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin has elected to apply this election and has restated all business combinations which occurred after March 1999. All business combinations that occurred on or after 1 July 2004 have also been restated to comply with A-IFRS, as described in Item 13 below.

The adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

The International Accounting Standards Board (IASB) has released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting has been adopted, rather than the liability method applied previously under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it is recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets and deferred tax liabilities and a decrease in retained earnings.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense for the consolidated entity. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact Energy Limited, as outlined in Item 13 below.

6. Investments in equity accounted entities

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. The impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings, a decrease of investments in equity accounted entities, an increase in deferred tax assets and increase in deferred tax liabilities. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

For the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities both decrease.

7. Goodwill and licence amortisation

Under Australian GAAP goodwill was amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the financial year ended 30 June 2005, goodwill and licence amortisation expense decreases.

8. Share based payments

Under Australian GAAP no expense was recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value is measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment has been made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 have been recognised in the opening balance sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves increase with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the financial year ended 30 June 2005, employee benefits expense and reserves are increased, representing the options expense for the period. There is no overall impact on total equity.

9. Defined benefit superannuation plan

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is then deducted. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings.

The Australian GAAP accounting policy was only to recognise deficits where there was a present obligation to make good that deficit, and to release the provision as and when additional contributions were made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 Employee Benefits election to recognise full actuarial gains and losses through retained earnings has been adopted. At 1 July 2004 the plan had a surplus, however as the consolidated entity was not entitled to reduced contributions in respect of this surplus at that time (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is recognised at transition.

At 30 June 2005, the plan had a deficit under the measurement principles of AASB 119. AASB 119 prescribes the use of 'market yields on government bonds' to discount post employment benefit obligations, whereas Australian GAAP required the use of 'current market-determined, risk-adjusted discount rate appropriate to the plan'. The difference in discount rates is the primary cause of the

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

For the financial year to 30 June 2005, the superannuation expense decreases while interest expense and tax expense increase.

10.Property, plant and equipment and asset revaluation reserve

Property, plant and equipment is measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment have been recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations has been derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 the asset revaluation reserve has been transferred to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve

Under A-IFRS each entity in the consolidated entity is required to determine its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no changes in functional currency for any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition has been reset to nil and the previous Australian GAAP balance at that date transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

12. Impairment

Under Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, were reviewed at each reporting date to determine whether they were in excess of their recoverable amount. Origin used discounted cash flows to determine recoverable amounts under Australian GAAP.

Origin has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date or 30 June 2005.

13. Business combination – Contact Energy Limited

The acquisition of a controlling stake in Contact Energy Limited on 1 October 2004 is a business combination post transition to A-IFRS. Accordingly, the acquisition has been restated to A-IFRS in the financial year ended 30 June 2005 with the only significant adjustment being an increase in net deferred tax liabilities recognised on acquisition, thereby increasing goodwill on acquisition and reducing minority interests.

The impact on the A-IFRS result for the financial year ended 30 June 2005 is a reduction in tax expense (and hence an increase in profit after tax) due to the removal of the permanent difference associated with the non-deductible depreciation (included in Item 5 above).

There is no impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 7 above).

14. Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 *'Financial Instruments: Disclosure and Presentation'* and AASB 139 *'Financial Instruments: Recognition and Measurement'*, as permitted on the first-time adoption of A-IFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 are shown in Table 5 and Table 6 above.

The main adjustments necessary to make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the consolidated entity to a position consistent with the accounting policies specified in Note 1:

(i) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy

(ii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy

(iii) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value

(iv) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments

(v) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities

(vi) the deferral in equity of the effective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges

(vii) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges

(viii) the recognition in profit or loss of the movement in fair value of derivatives accounted for as fair value hedges and the underlying hedged items

39. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(ix) the adjustment to the carrying amount of items that would qualify as fair value hedges under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedged risk and the cumulative change in fair value of the hedging instrument

(x) the recognition of any current or deferred taxes in relation to the adjustments described above

The following transitional provisions have an effect on future periods:

(i) the effectiveness of hedging relationships are assessed from 1 July 2005; no adjustment is made in relation to hedges under the superseded policies which were not highly effective before 1 July 2005.

15. Successful efforts change in accounting policy

The consolidated entity has implemented a change in accounting policy for its exploration and evaluation expenditure. The new partial capitalisation ('successful efforts') policy has been adopted effective from 1 July 2005. In accordance with the requirements of AASB 108: Accounting Policies, Changes in Accounting Estimates and Errors, comparative information for all periods presented in the interim financial report has been restated in accordance with the new accounting policy, and the balance of opening retained earnings at 1 July 2004 has been adjusted for the cumulative impact of applying the policy retrospectively to all periods prior to this date.

The new partial capitalisation policy leads to an increase in the exploration and evaluation expenditure and a decrease in the amortisation expense in each comparative period in the interim financial report as outlined in Table 3 and Table 4 above.

16. Reclassification of finance costs paid and interest received in the Statements of Cash Flows

Finance costs paid have been reclassified from operating activities to financing activities in the Statements of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows directly attributable to obtaining financial resources.

Interest received has been reclassified from operating activities to investing activities in the Statements of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows provided by the return on investments.

40. Events subsequent to reporting date

Refer note 5 for dividends declared subsequent to 30 June 2006.

The financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

Directors' Declaration

1 In the opinion of the Directors of Origin Energy Limited ('the Company'):

   (a) the financial statements and the accompanying notes and the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2, 3.3.2.4, 4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the Remuneration Report in the Directors' report are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and Consolidated Entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2, 3.3.2.4, 4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the Remuneration Report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*.

   (c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2 There are reasonable grounds to believe that the Company and the controlled entities identified in Note 31 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3 The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2006.

Signed in accordance with a resolution of the Directors:

Kevin McCann, Chairman
Director

Sydney, 30 August 2006

Independent Audit Report

to members of Origin Energy Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 and 40 to the financial statements and the directors' declaration for both Origin Energy Limited (the 'Company') and Origin Energy Limited and its controlled entities (the 'consolidated entity'), for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that year.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading 'Remuneration Report', in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2, 3.3.2.4, 4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the directors' report and not in the financial report.

The Remuneration Report also contains information in sections 1,2.3, 3.3.2.1, 3.3.2.3, 5, 7.3.1 and 7.3.6 not required by Australian Accounting Standard AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standard AASB 1 *First-time Adoption of Australian equivalents to International Financial Reporting Standards*. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and that the remuneration disclosures comply with AASB 124. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures, which included: examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion:

(1) the financial report of Origin Energy Limited is in accordance with:

- a) the Corporations Act 2001, including:
  - i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and;
  - ii) complying with Australian Accounting Standards and the Corporations Regulations 200 1; and
- b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2., 3.3.2.4,4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the Remuneration Report in the directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

KPMG

KPMG
Sydney
30 August 2006

Duncan McLennan, Partner

Share and Shareholder Information

Information set out below was applicable as at 21 August 2006.

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1-1,000	38,465	2.60
1,001-5,000	55,259	16.41
5,001-10,000	10,436	9.16
10,001-100,000	5,358	13.32
100,001 and above	177	58.50

2,619 shareholders hold less than a marketable parcel.

Substantial shareholders

By notice dated 2 December 2005, Perennial Investment Partners Limited advised that it had an interest in 39,614,031 ordinary shares.

By notice dated 2 March 2006, UBS Nominees Pty Ltd advised that it had an interest in 53,518,347 ordinary shares.

By notice dated 26 April 2006, Commonwealth Bank Group advised that it had an interest in 49,865,685 ordinary shares.

These are the only notifications current as at 21 August 2006.

20 largest shareholders	Number of shares	% of issued shares
National Nominees Limited	114,192,443	14.37
J P Morgan Nominees Australia Limited	80,770,532	10.17
Westpac Custodian Nominees Limited	76,905,524	9.68
Citicorp Nominees Pty Limited	65,501,413	8.25
Cogent Nominees Pty Limited	19,009,171	2.39
ANZ Nominees Limited	17,450,103	2.20
RBC Dexia Services Australia Nominees Pty Limited	13,038,938	1.64
AMP Life Limited	9,107,033	1.15
Australian Reward Investment Alliance	9,073,418	1.14
Invia Custodian Pty Limited	5,944,276	0.75
Queensland Investment Corporation	5,551,423	0.70
Bond Street Custodians Limited	5,038,455	0.63
Australian Foundation Investment Company Limited	4,280,846	0.54
ARGO Investments Limited	4,230,000	0.53
HSBC Custody Nominees (Australia) Limited	3,440,543	0.43
Perpetual Trustee Co Limited	3,093,325	0.39
Westpac Financial Services Limited	2,959,946	0.37
UBS Wealth Management Australia Nominees Pty Limited	2,054,085	0.26
Sandhurst Trustees Limited	1,845,253	0.23
Merrill Lynch (Australia) Nominees Pty Limited	1,556,332	0.20
	445,043,059	56.02

Share and Shareholder Information

Shareholder enquiries
Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin Energy's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on the holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at www.originenergy.com.au/investor.

Dividends
Origin Energy will pay a final dividend for the 2005/2006 year of 9 cents per share (fully franked) on 29 September 2006.

Origin Energy offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend alternatives
As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin shares. If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number
For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual Report mailing lists
Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of address
Shareholders who are issuer sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your security holder reference number. Broker sponsored holders should advise their sponsoring broker of any change.

Information on Origin Energy
The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Origin Energy's website www.originenergy.com.au is another source of information for shareholders.

Stock exchange listing
Origin Energy shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin Energy shares are traded is 'ORG'.

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At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

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Printed on paper from sustainable forests and totally chlorine free.

Directory
Origin Energy Limited

Registered Office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

Share register
Link Market Services Limited

Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Telephone: 1300 664 446
Facsimile: (02) 9287 0309
ASX Code: ORG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

Secretary
William Hundy

Auditors
KPMG

Bankers
National Australia Bank
Westpac Banking Corporation


Origin
energy

Strategy

Performance

Growth

Investing for growth

Annual Report 2006


Origin
energy

Financial calendar 2006/07

4/9/06	Ex dividend trading commences
8/9/06	Record date for final dividend
26/9/06	Final dividend paid
25/10/06	Annual General Meeting
31/12/06	Half-year end
28/2/07	Half-year profit announcement
30/6/07	Financial year end

Origin Energy Limited
ABN 30 000 051 696



Performance
Our integrated business model has delivered increased earnings and growing cash flows which have funded our development projects and allowed the payment of increasing dividends.
Performance
Strategy
Strategy
By positioning our business across the competitive segments of the energy industry we have been able to take advantage of opportunities to grow our Exploration and Production, Retail and Generation businesses through major development projects and acquisitions.
Growth
Growth
Origin Energy is adding long-term value to the company and delivering increasing returns for shareholders by identifying new opportunities and investing for growth.

Contents

P.1 Performance summary
P.2 Chairman's Message
P.4 Managing Director's Review
P.8 Understanding the energy market
P.10 Understanding Origin Energy
P.12 Operations Review – Exploration and Production
P.16 – Retail
P.20 – Generation
P.22 – Networks
P.24 – Contact Energy
P.26 – Sustainability
P.29 – Corporate
P.30 The Board
P.32 Senior management team
P.33 Corporate governance
P.39 Directors' Report
P.41 Remuneration Report
P.56 Financial Statements
P.89 Share and shareholder information
P.91 Exploration and Production maps and data
IBC Glossary of terms


Revenue 2006
↑ 21%
to $5,950 million
$m
6,000
5,000
4,000
3,000
02 03 04 05 06
» Revenue up 21 percent reflecting consolidation of a full 12-month contribution from Contact Energy and higher margins from the Retail business.
EBITDA 2006
↑ 18%
to $1,087 million
$m
1,200
1,000
800
600
02 03 04 05 06
» EBITDA of $1,087 million primarily reflects an increased contribution from Contact Energy.
Net profit after tax 2006
↑ 10%
to $332 million
$m
350
300
250
200
150
02 03 04 05 06
» Record of growth continued with 10 percent increase in net profit after tax.
Basic earnings per share 2006
↓ 0.4%
41.9 cents
Cents per share
50
40
30
02 03 04 05 06
» Basic earnings per share remained flat mainly due to an equity raising to fund the Contact Energy acquisition, increasing the weighted average shares on issue by six percent.
Capital expenditure* 2006
↑ 41%
$716 million
$m
800
700
600
500
400
300
02 03 04 05 06
» We continue to invest in the growth of our business.
Net debt/debt-plus-equity 2006
42%
improved from 44%
Percent
50
40
30
02 03 04 05 06
» Net debt to debt-plus-equity improved due to strong cash flows.

*Capital expenditure excludes acquisitions.

2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standards (A-IFRS).
Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

Chairman's Message

During 2005/06, we have made significant investments through acquisition and organic development to provide a platform to grow the company's earnings over the coming years.

Investment in growth

This has been a year of major investment for Origin Energy. Capital expenditure on growth and stay-in-business activities was $716 million, up from $507 million during 2004/05. This includes NZ$140 million invested by Contact Energy.

In June 2006, we approved the development of the Kupe Gas Project, which will provide a significant increase to New Zealand's energy supply from mid-2009. Subsequently, we have signed a development alliance agreement with Technip who will undertake major construction works for this project.

Capital expenditure on acquisitions was $181 million. We added to our coal seam gas reserves by acquiring additional interests in the prospective Walloons region of Queensland which included a 40 percent interest in the Argyle field.

Our Board approved the purchase of an additional five percent interest in the BassGas Project for $55 million, and further expenditure of $127 million for exploration and development in the Bass Basin. After significant delays on this project it was pleasing to see gas sales commence in May 2006.

We expect the Otway Gas Project to be completed and contribute to our earnings during the second half of 2006/07. The additional holding we acquired in this project takes our interest to 30.75 percent.

During the year, we announced a proposal to merge Origin Energy and our 51.4 percent New Zealand subsidiary Contact Energy through a dual-listed-company structure. This, we believed, would have created significant value for shareholders of both companies. It became clear, however, that the proposal would not receive the support of Contact Energy institutional shareholders under the terms offered. The Board determined that it was not in the interests of Origin Energy shareholders to improve the terms of the merger in favour of Contact Energy shareholders and it was agreed to terminate the proposal.

The investment in Contact Energy remains a rewarding one for Origin Energy shareholders, and we will continue to seek ways to enhance the value of our 51.4 percent holding.

Results

This year, Origin Energy earned a net profit after tax of $332 million – a 10 percent increase over 2004/05. Our recurring A-IFRS adjusted profit is 15 percent higher than the $288 million last year. Free cash flow is up 30 percent on last year, to $583 million.

We have increased our annual dividend to 18 cents per share, fully franked. This represented 43 percent of our earnings for the year and is a 20 percent increase on the dividends paid last year.

Financial position

At 30 June 2006, our net debt was $2,411 million, interest cover (EBIT to interest expense) was 4.2 times. Our gearing or net debt to debt-plus-equity ratio of 42 percent at 30 June 2006 improved from 44 percent in the previous year. This is in line with our expectations given the significant investments we have made over the past two years. We have maintained our investment grade, Standard & Poor's rating of BBB+/stable and our Balance Sheet remains robust. We remain well placed to fund further growth opportunities that may arise.

Safety

After several years of continued improvement, our safety performance deteriorated in 2006, with the lost time injury and moderate medical injury frequency rate increasing from 5.0 to 5.5 injuries per million hours worked. This is unacceptable and the Board and management are committed to an improvement in the 2006/07 year. There was, however, improvement in the number of employee hours lost from injuries which fell by 21 percent. Nevertheless, we are determined to improve our record this year and to help achieve this, the Board has decided to make safety improvement the sole target for the award of shares under the Employee Share Plan.

People development

As Origin Energy has grown rapidly in recent years by acquisition and organically by the development of large projects, the Board has recognised the need to develop the skills of our people and, in particular, to recruit additional executives to work on the major project activity which we have underway.

The last year has seen increasing focus on retaining and recruiting the outstanding executives the company needs in the future.

We regard people development and succession planning as a key Board priority for the current year.

Climate change

As a major investor in the energy sector, climate change is a significant business risk for Origin Energy. As public awareness of the impact of climate change in the Australian community increases, we believe that it will be an issue of increasing community concern. We have approached all of our investment decisions anticipating a carbon constrained future, while recognising the rules to manage greenhouse gas emissions on a national basis have yet to be determined by the Australian and state

governments. The lack of a long-term framework for applying a carbon cost is a major impediment to investment in the energy sector.

Origin Energy has undertaken several initiatives to ensure it contributes to early action to limit climate change impacts. We are constantly reducing the greenhouse gas intensity of our energy production and distribution through investments across the gas supply chain. We are seeking planning approval for two large gas-fired power stations (Mortlake in Victoria and Spring Gully in Queensland), which are capable of operating at less-than-half of the existing electricity pool greenhouse intensity. Commercial commitment will be contingent on Federal and state government policies that recognise the long-term value of cleaner forms of power generation.

We are also reducing the greenhouse gas intensity of our customers' energy consumption, through green energy sales to more than 90,000 customers. We are a major investor in SLIVER solar technology and Geodynamics, which is proving-up a hot-dry-rocks geothermal project in the Cooper Basin with the potential to provide base-load renewable electricity.

We believe that if a supporting policy framework on carbon cost emerges, Australia can play its part in an effective international response to climate change through reduced greenhouse emissions.

The Board and management

I would like to thank our Managing Director Grant King and his management team and my fellow directors for their dedication and support in what has been a demanding year. Directors contributed a great deal of additional time in unscheduled meetings to consider the merger proposal with Contact Energy and other growth and development proposals. They visited operations in Australia and New Zealand, and met management on site – including at the BassGas plant at Lang Lang in Victoria – where they observed first-hand the safety and operating practices of this new and critical operation. They also met with major customers, suppliers, regulators and government.

A similar program is planned for the Board during 2006/07, with particular emphasis on managing risk and safety throughout the company.

Our stakeholders

I wish to thank our employees for their hard work in a challenging year.

I also thank our many customers who have given us the opportunity to serve them in the energy market.

We recognise that our operations throughout Australia and New Zealand must ultimately meet community expectations if they are to be sustainable over the long term. Accordingly, we manage our businesses in a way that balances our environmental, social and economic impacts.

Finally, thanks to our shareholders to whom the directors and employees owe their primary duty. We remain aware of our obligation to ensure that our actions are always aligned with their interests.

The year ahead

This year will be one of intense activity on major projects. We will commence operation of the BassGas and Otway Gas projects, and continue ramping up of the Spring Gully Project. Developing the Kupe Gas Project in New Zealand, planning and approval of major power generation projects in Queensland and Victoria, and ongoing development of our solar business will enhance our longer-term growth. Australia's energy industry will require significant levels of capital investment to meet the continued growth in demand. Given the significant role of governments in this industry – as policy makers, regulators, and owners of substantial assets – it is important that they provide the necessary regulatory framework to provide the incentive for the private sector to provide this investment. In particular, the provision of a national policy framework for applying a carbon cost is an essential pre-requisite.

Kevin McCann
Chairman



Managing Director's Review

Our commitments to stakeholders

Origin Energy's commitments define the outcomes that we strive to achieve for key stakeholders.

We are committed to:

Delivering market leading performance for shareholders by identifying, developing and operating value creating businesses across the energy supply chain.

Delivering value to customers by developing and procuring competitive sources of energy and related products and services that better meet customers' energy needs.

Creating a rewarding workplace for employees by encouraging personal development, recognising good performance, valuing teamwork and fostering equality of opportunity.

Respecting the rights and interests of the communities in which we operate by working safely and being mindful of and attentive to the environmental and social impact of the resources, products and services we use or provide to others.



Overall, we achieved our expected growth in profit, with a strong contribution from our investment in Contact Energy offsetting a fall from our upstream business.

Managing Director



February 2006
Origin Energy acquires two petroleum exploration permits in the offshore Northland Basin, New Zealand, becoming the largest holder of exploration permits in New Zealand.

February 2006
Origin Energy is awarded Employer of Choice accreditation by the Equal Opportunity for Women in the Workplace Agency.

December 2005
Origin Energy's SLIVER solar technology is awarded $5 million in grant funding from AusIndustry's Renewable Energy Development Initiative program.





Origin Energy has consistently invested in growth. Since listing we have made some 19 acquisitions and approved nine major development projects with capital expenditure of more than $50 million each.

Our total capital expenditure including acquisitions of $4.5 billion has enabled us to grow our annual revenue from $1.4 billion in 2000 to $5.9 billion in 2006; our earnings before interest, tax, depreciation and amortisation (EBITDA) from $271 million in 2000 to $1.1 billion in 2006; and earnings per share from 13.3 cents per share in 2000 to 41.9 cents per share in 2006.

Our net profit after tax is 10 percent higher than our reported A-IFRS adjusted 2004/05 earnings of $301 million and is 15 percent higher than our recurring A-IFRS adjusted profit of $288 million for 2004/05. However, our earnings per share did not grow, as we have more shares on issue following our equity raising in March 2005, to help fund our acquisition of a controlling interest in Contact Energy.

We expected our growth for 2005/06 to be driven by sales from the BassGas Project and a full-year contribution from Contact Energy. As a result of delays in the BassGas Project no contribution to profit from that project was made during the year. Despite challenges in completing the project, which increased costs significantly, I am pleased to report that gas sales began in May and the project is in final commissioning. Declining production from our Perth Basin oil fields, which are very profitable with high oil prices, also affected our returns.

The full-year contribution from Contact Energy assisted our profit growth. Its integrated strategy ensured it benefited from challenging market conditions. Dry conditions in New Zealand resulted in increased levels of thermal generation and higher electricity prices, boosting Contact Energy's profits significantly and providing us with a much stronger than expected profit contribution.

Our Retail business performed well, particularly in the second half of the year, increasing its year-on-year contribution to profit as expected. Our Generation and Networks businesses made strong contributions, again in line with our expectations.

Overall, we achieved our expected growth in profit, with a strong contribution from our investment in Contact Energy offsetting a fall from our upstream business.

We continued to invest in growth during the year. In addition to $209 million spent on stay-in-business activities, we invested $688 million in acquisitions and growth projects. These included: developing the BassGas and offshore Otway Gas projects; acquiring additional interests in these projects and the Speed-E-Gas LPG business; acquiring and expanding coal seam gas projects in Queensland; continued exploration and, through Contact Energy, expanding geothermal generation.

Other than raising equity for major acquisitions, we have funded our growth from cash flow. We are pleased to report that free cash flow increased by 30 percent to $583 million. At 30 June 2006, our gearing was 42 percent.

Strategic focus

Our continuing strategy is to maintain good returns on funds invested and deliver earnings growth from our businesses in the contestable segments of the energy industry in Australia and New Zealand.

An integrated position across fuel, generation and retail remains, in our opinion, the most effective way to manage risk and identify growth opportunities.

We have been successful in the past making acquisitions that have generated significant growth and created shareholder value. During the year we pursued two major acquisition and merger opportunities.

The sale of Southern Hydro presented an excellent opportunity to deepen our integration and grow our Australian business. The proposed merger with Contact Energy offered opportunities for both companies to benefit by strengthening their strategic and competitive positions.

Regrettably, we were unsuccessful in pursuing these opportunities. Other bidders saw more value in Southern Hydro, while Contact Energy shareholders sought improved terms that would have made the merger unacceptably dilutive for Origin Energy shareholders.



April 2006
Origin Energy announces an additional $114 million investment in the Spring Gully Coal Seam Gas Plant near Roma, Queensland. The additional investment will double production capacity to around 85 TJ/day.



May 2006
First gas sales are achieved from the BassGas Project in Victoria. The BassGas Project is expected to have a capacity of around 20 PJ of sales gas per annum, together with around one million barrels of condensate and 70,000 tonnes of LPG per annum. All gas produced is to supply markets in south-eastern Australia.

June 2006
The joint-venture parties in the Kupe Gas Project in New Zealand announce that the project will proceed to construction following a final investment commitment. The final development is expected to produce around 20 PJ per annum of sales gas – approximately 15 percent of New Zealand's current annual demand.

In light of these and other acquisition opportunities we reviewed, we believe prices being paid for energy-industry assets are currently very high and such acquisitions or mergers would not create value for our shareholders. However, we are fortunate in continuing to identify growth opportunities in major development projects.

By year end, our Board had approved the expansion of our Spring Gully Coal Seam Gas Project in Queensland, the Kupe gas and liquids project in New Zealand and issuing of tenders for developing a large gas-fired power station at Spring Gully in central Queensland. We continue to develop new solar photovoltaic technologies and are hopeful that this will also provide further longer-term growth.

These developments are in addition to the BassGas and offshore Otway Gas projects that will make their first contributions to earnings during 2006/07. These projects have taken nearly five years to plan, be approved and developed, and are typical of the long lead times required for major projects in the energy industry.

Sustainability

At Origin Energy, our aim is to achieve a sustainable performance in economic, social and environmental terms. For the past four years we have published an annual sustainability report in which we have documented significant progress in our sustainability performance. However, many of our achievements were easy gains when compared to the challenges ahead. We are reviewing our company's sustainability objectives, strategies and actions to ensure that we continue to create value in a sustainable way.

As an energy producer, a clear challenge is climate change. This year, I joined with the chief executive officers of BP Australia, Insurance Australia Group, Swiss Re, Visy Industries and Westpac and the Executive Director of the Australian Conservation Foundation to form the Australian Business Roundtable on Climate Change.

CSIRO research, commissioned by the Roundtable, concluded that Australia is highly vulnerable to climate change, with significant impacts on two leading export earners – agriculture and tourism.

The Roundtable also commissioned the Allen Consulting Group to analyse the cost to Australia to substantially reduce greenhouse gas emissions as part of an international response. This research demonstrated that Australia can deliver significant reductions at an affordable cost. The research also showed that the longer we delay, the more expensive it becomes for business and the Australian economy.

The Roundtable has called for a carbon price signal and a clear policy framework to encourage innovation and investment in emerging and breakthrough technologies.

I believe such policies would accelerate several projects that can mitigate the growth of Australia's greenhouse gas emissions.

Our people

We very much appreciated the efforts of our 3,400 employees in delivering this year's result, and their work on our growth projects. This year, employee numbers increased by eight percent to support our development projects and entry into new retail markets. We continue to concentrate on attracting and retaining the best people in a highly competitive environment, particularly for oil and gas industry professionals.

Our principles

Origin Energy's principles provide guidance and direction for decision making.

- We conduct ourselves and our business with due care and in accordance with relevant laws and regulations. We have an overriding duty to ensure the health and safety of our employees, and to minimise the health, safety and environmental impacts on our customers and the communities in which we operate.
- We will add value to the resources that come under our control.
- The value we create will be distributed to stakeholders recognising the need to ensure the sustainability of our business and its impact on the environment and the communities in which we operate.
- When faced with choices, we make decisions knowing they will be subject to scrutiny. We should be able to demonstrate the soundness of our decisions to all stakeholders.
- We encourage diversity and expression of ideas and opinions but require alignment with the company's commitments, principles and values and the policies established to implement them.

Disappointingly for the first time since listing, our lost time injury and moderate medical injury frequency rate increased from 5.0 at 30 June 2005 to 5.5 at 30 June 2006. Our total reportable case frequency rate, which includes medical treatment and lost time injuries, also rose from 20.9 to 24.1.

We are continuing to review our Health, Safety and Environment Management System, and the extensive health and safety training we undertake at each site, to ensure that each of our people is active in creating a safe working environment.

Total employees



3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000 2001 2002 2003 2004 2005 2006

Lost time injury and moderate medical injury frequency rate



5.5
4.4
3.3
2.2
1.1
0.0
2004 2005 2006

Outlook

During 2006/07, we expect our Australian operations to deliver significant growth in EBITDA from continuing development of coal seam gas assets and initial contributions from the BassGas and Otway Gas projects. This will be partially offset by the decline in production from the Perth Basin oilfields. Nonetheless, we expect EBITDA from Australian operations to grow by around 15 percent.

> **Looking ahead, we continue to make progress in developing opportunities that will increase our earnings significantly.**

In New Zealand, Contact Energy is expected to face a more challenging environment. Hydro inflows, and consequently electricity prices, are likely to return to average levels and may result in lower EBITDA from Contact Energy during 2006/07. As we forecast when we acquired our interest, Contact Energy faces a significant escalation in gas costs over the next few years. As this increase is absorbed it will tend to reduce earnings.

Our continued capital expenditure to grow our Australian business, and interest charges associated with our recently completed development projects are expected to result in higher interest expense during 2006/07.

Looking ahead, we continue to make progress in developing opportunities that will increase our earnings significantly. The BassGas and Otway Gas projects will contribute for only part of 2006/07 and will deliver year-on-year growth into 2007/08. We will continue to ramp-up our coal seam gas developments during the next two financial years. The Kupe Gas Project, approved in June 2006, will contribute to earnings from mid-2009. We will also continue to pursue the Spring Gully and Mortlake power station developments, and commercialisation of our SLIVER photovoltaic technology along with other renewable energy development opportunities.

Contact Energy also continues to explore ways to grow its business. It is pursuing expansion opportunities in hydro and geothermal generation and looking to establish a position in wind generation. As a priority, Contact Energy is pursuing purchasing strategies to fuel its existing gas-fired power stations and to allow it to develop the Otahuhu C Power Station.

Opportunities for industry consolidation, such as introducing full retail contestability in Queensland and the opportunity to buy Queensland's energy retailing businesses, also provide good growth opportunities. We believe that, over the longer term, an average annual growth target for earnings per share of 10 to 15 percent remains feasible.

Grant King
Managing Director

Our values

Origin Energy's values describe behaviours that the company expects employees to demonstrate in their actions and the decisions they make in pursuing the outcomes we are committed to achieving.

Caring We care about our impact on customers, colleagues, the community, environment and shareholders.

Listening We listen to the needs of others, knowing that an unfulfilled need creates the best opportunities.

Learning We constantly learn and implement new and better ways, sharing information and ideas effectively.

Delivering We deliver on the commitments made in all areas of performance.

Understanding the energy market

There are a number of key issues that underpin the energy industry as an important growth sector. Origin Energy, through its integrated strategy, is well positioned to capture the growth opportunities in the energy market.

Demand for energy is growing

In Australia, growth in energy demand has continued even through times of recession. Demand for electricity has grown at around four percent per annum, on a compound basis, over the last 10 years while gas demand has grown at around three percent per year. Looking forward the Australian Bureau of Agricultural and Resource Economics estimates that these markets will continue to grow at over two percent and around four percent respectively over the coming decade.

It's a big market

End-use sales of electricity, gas and related products and services in Australia and New Zealand is around $40 billion per annum and is growing steadily with energy usage. Origin Energy and Contact Energy hold around 12 percent of the combined market. There is still significant opportunity for growth within the energy sector for both companies by leveraging our integrated positions and knowledge of domestic energy markets in Australia and New Zealand.

There is room for Origin Energy to grow in the energy market

Consolidation of the energy market has been a feature of the energy industry for the past decade through government privatisation and corporate activity. It is expected that a market the size of Australia will consolidate around three or four major players with potentially 25 to 35 percent market share. There is significant room for Origin Energy to grow in the existing market. By participating in fuel supply, generation and retail sales Origin Energy is able to create additional value while effectively managing its risk exposure.

Australian end-use energy sales and growth in GDP



Energy sales (PJe)
GDP (%)
1,500
1,000
500
0
6%
4%
2%
0%
1981
1987
1993
1999
2004
Financial year ending June 30
Electricity
Natural gas
LPG
GDP (YOY % change)

Source: ABS and ABARE

Current and forecast growth

4%↑

Growth in domestic demand for natural gas, LPG and electricity has averaged around four percent per annum in Australia since the 1980s even through times of recession.

End-use sales of electricity, gas and related products and services in Australia and New Zealand is around A$40 billion per annum and growing steadily with energy usage.

$40 billion per annum »

Origin Energy and Contact Energy hold about 12 percent of the combined market.

Source: Origin Energy and Contact Energy financial reports, ABS and Ministry of Economic Development, New Zealand

Cumulative asset sales in the Australian energy sector since 1995



$m
80,000
60,000
40,000
20,000
0
'95
'97
'99
'01
'03
'05
Around $80 billion

Source: Origin Energy compilation from company announcements and industry sources

Eastern Australian market Share of customers: 1998

Eastern Australian market Share of customers: 2005



Origin Energy 4%
Origin Energy 15%
Origin Energy
Non-government companies
NSW Government
Qld Government
Vic Government
Other

Source: 1998 – Various public sources, Origin Energy estimates

Source: 2005 – UBS Australian Utilities Structure 2006

Asset sales and corporate activity have resulted in transactions totalling around $80 billion in the energy utility and infrastructure sector since 1995. During that time, Origin Energy has grown from a four percent share of energy customers in eastern Australia to a 15 percent share. Governments remain major owners of assets, and the potential for privatisation of these assets provides opportunities for growth.

Understanding Origin Energy

Origin Energy is integrated across the competitive segments of the energy supply chain where there is greater potential for growth and higher returns.



Find

We explore for gas and oil mostly close to domestic energy markets in Australia and New Zealand. Exploration in these areas provides new opportunities for Origin Energy to supply retail and wholesale markets.

Our exploration areas
Australia
Onshore Cooper/Eromanga
Onshore Otway
Offshore Otway
Offshore Bass
Onshore Surat
Onshore Bowen
Onshore Perth
Offshore Perth
Offshore Bonaparte

New Zealand
Origin Energy
Onshore Taranaki
Offshore Taranaki
Offshore Northland
Offshore Canterbury

Contact Energy
Offshore Taranaki

Develop

The growth of the company tomorrow is being planned today through the identification, planning, approval and construction of major development projects. Highly capital intensive and taking five or more years to develop, these projects will help drive Origin Energy's continued growth.

Development projects*
Origin Energy
BassGas Project
Otway Gas Project
Spring Gully coal seam gas (CSG) expansion
Walloons CSG
Walloons CSG (Argyle field)
Mortlake Power Station Project
Spring Gully Power Station Project
Kupe Gas Project
SLIVER solar cell technology

Contact Energy
Otahuhu C Power Station Project
Geothermal projects
Wind farm projects

* Under consideration, planned or approved.

Produce

Origin Energy and Contact Energy are major producers of energy in their respective markets. Origin Energy generated 1.6 terawatt-hours of electricity in 2005/06 and produced 78 petajoules equivalent of natural gas, condensate, LPG and crude oil. In New Zealand Contact Energy has more than a quarter of that country's installed electricity generation capacity, and in 2005/06 generated 11.5 terawatt-hours of electricity.

A diversified range of growth projects

Project status	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Origin Energy projects										
BassGas Project										
Otway Gas Project										
Spring Gully CSG expansion										
Walloons CSG*										
Walloons CSG (Argyle field)										
Mortlake Power Station*										
Spring Gully Power Station*										
Kupe Gas Project										
SLIVER solar cell pilot plant										
Contact Energy projects										
Otahuhu C Power Station*										
Geothermal										
Wind farms*										

* Subject to final investment decision.

Key: Identification, Planning, Construction, Operation

Gas and oil exploration and producing assets are close to retail markets

1. Cooper Basin
2. Perth Basin
3. Surat and Bowen Basins
4. Coal seam gas (CSG)
5. Onshore Otway Basin
6. Offshore Otway Basin
7. Bass Basin
8. Taranaki/Northland Basin
9. Canterbury Basin



Darwin
Cairns
Townsville
Gladstone
Brisbane
Perth
Adelaide
Sydney
Auckland
Melbourne
Wellington
Hobart

Gas and oil producing assets	Region
Origin Energy	
Cooper Basin	SA/Qld
Denison Trough	Qld
Surat and Bowen Basins	Qld
Moura (CSG)	Qld
Peat (CSG)	Qld
Fairview (CSG)	Qld
Spring Gully (CSG)	Qld
Otway Basin	SA/Vic
Bass Basin	Vic/Tas
Perth Basin	WA

Power stations	Region
Origin Energy	
Osborne	SA
Worsley	WA
Bulwer Island	Qld
Mt Stuart	Qld
Quarantine	SA
Ladbroke Grove	SA
Roma	Qld
Contact Energy	
Otahuhu A	NZ
Otahuhu B	NZ
Taranaki	NZ
New Plymouth	NZ
Te Rapa	NZ
Poihipi Road	NZ
Ohaaki	NZ
Wairakei	NZ
Clyde Hydro	NZ
Roxburgh Hydro	NZ
Oakey	Qld

Buy



In Australia, we buy electricity on the spot market or the National Electricity Market (NEM). Prices are set on a half hourly basis through balancing market supply and demand. We have a large portfolio of hedge contracts which help protect the company and our customers from the volatility of the spot market. We also buy gas from producers other than Origin Energy to help meet the needs of our gas customers. In New Zealand a similar market operates, where Contact Energy is the country's largest gas buyer to meet the needs of its customers and gas-fired power stations.

Sell



Origin Energy sells electricity, natural gas and LPG to more than two million customers in Australia, New Zealand and the Pacific. In New Zealand, Contact Energy has more than 594,000 customers.

Retail energy sales		Origin Energy	Contact Energy	Total PJe
Natural gas	PJ	127	7	134
LPG	PJe	26	–	26
Electricity	PJe	56	27	83
Total	**PJe**	**209**	**34**	**243**

Project facts and figures

- The BassGas Project consists of an offshore platform and onshore processing facility capable of producing almost 10% of Victoria's gas requirements.
- The Otway Gas Project will produce enough gas to supply 10% of south-eastern Australian gas markets.
- Commissioned in June 2005, this project is being expanded to double Spring Gully's production capacity to around 85 terajoules per day.
- Located in central Queensland, the Walloon coals offer significant exploration and development opportunities for coal seam gas.
- A proposed 1,000 MW power station in western Victoria, near the township of Mortlake.
- A proposed 1,000 MW power station at Spring Gully, 80 km north of Roma in central Queensland.
- Located in the Taranaki Basin, the Kupe Gas Project is expected to produce approximately 15% of New Zealand's annual gas demand.
- An innovative, world-class technology which reduces the amount of silicon used in solar panels by up to 90%.
- A proposed gas-fired power station located near Auckland, New Zealand with a generation capacity of up to 400 MW.
- A 10-well geothermal drilling program to bring fuel-constrained plants back to capacity.
- Contact Energy has a Memorandum of Understanding with Investec to develop wind farms across the North and South Islands of New Zealand.





1. Lang Lang Gas Plant
The Lang Lang Gas Plant in southern Victoria is processing raw gas to produce sales gas, condensate and LPG. The plant was commissioned during the year as part of the BassGas Project.

Exploration and Production

It has been a challenging year, but also one of significant achievement for Exploration and Production, placing Origin Energy in a solid position to increase earnings and expand this business over the coming years.

2. Spring Gully Gas Plant
Production capacity at the Spring Gully coal seam gas facilities in central Queensland will double to around 85 terajoules a day by mid-2007.

3. Kupe Gas Project
Mount Taranaki provides the spectacular backdrop for the Kupe Gas Project, located near Hawera in the Taranaki Basin, North Island, New Zealand.





The Exploration and Production business includes our exploration activities, project developments and producing assets mostly located in Australia and New Zealand.

Commercial production from the Spring Gully coal seam gas field began in June 2005 – helping us to double gas sales from these fields to more than 20 petajoules. This has offset declining production from the Cooper, Surat and onshore Otway basins, leaving our total natural gas sales steady at 66 petajoules.

Our oil sales fell, as the Perth Basin oil fields in Western Australia started their natural decline. Condensate and liquid petroleum gas (LPG) production also decreased, reflecting lower gas production from liquids-rich areas such as the Cooper Basin. However, we expect production from the liquids-rich BassGas and LPG-rich Otway Gas projects will increase our liquids production during 2006/07.

Sales revenue for 2005/06 was $435 million, up five percent on last year, mostly due to higher prices for oil, condensate and LPG. Higher oil prices have led to a tightening market for oil and gas personnel and services, with higher labour charges, joint-venture recharges and project costs adding to expenses. In an active year, we expensed $45 million on exploration activities under the successful efforts accounting policy, an increase of $14 million over last year. As a consequence earnings before interest, tax, depreciation and amortisation (EBITDA) of $205 million were $24 million lower than last year.

We increased our 2P reserves by a net 216 to 2,436 petajoules equivalent, mostly through ongoing appraisal and development of our coal seam gas assets. Our 2P reserves-replacement ratio was around 375 percent.

Key producing areas

Cooper Basin – Queensland/South Australia As expected, total production from the Cooper Basin fell to 33.4 petajoules equivalent compared with 38.7 for 2004/05. This reflects lower contractual commitments and natural field decline.

During the year 38 development wells were drilled, with all wells completed for future production. Some 98 exploration, appraisal and development wells are scheduled to be drilled during 2006/07.

Surat and Bowen basins – Queensland More than half our natural gas reserves are located in this area, including coal seam and conventional gas reserves.

An emerging energy source, coal seam gas is predicted to supply 80 percent of eastern Queensland gas demand by 2009 and an increasing portion of the New South Wales market.

In June 2005, we commissioned the Spring Gully Project on schedule and

on budget. Recognising the potential of a locally-available and reliable coal seam gas resource we announced an expansion of the Spring Gully Project in April 2006 with a further $114 million being invested to double production capacity to around 85 terajoules a day by mid-2007.

During the year, we purchased coal seam gas interests from Pangaea Oil and Gas for $72 million including a 40 percent interest in the Argyle field, interests in several pilot projects and significant exploration acreage in the prospective Walloons area of central Queensland.

Perth Basin – Western Australia
Our net production from the Perth Basin oil fields averaged 3,295 barrels of oil per day, down from around 4,500 barrels per day last year. These fields have now passed their peak. In the absence of any further discoveries, production will continue to decline in the coming year.

Annual gas production from the Perth Basin increased by 28 percent to 3.2 petajoules as the Tarantula field was connected for production.

During 2006/07, we will drill nine wells to target new oil and gas reserves to mitigate the decline in production.

Origin Energy's share of 2P reserves

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220
Additions and revisions	277	207	304	840	294
Production	(64)	(53)	(495)	(1,556)	(78)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436
% of reserves	90%	4%	4%	2%	100%
By Basin/Asset					
Cooper/Eromanga Basin	184	305	2,529	2,528	227
Western Australian basins	17	0	29	3,292	37
Central Queensland basins	88	57	436	107	94
Otway Basin	272	515	3,777	–	317
Bass Basin	137	413	5,952	349	193
Bowen Basin CSG	1,236	–	–	–	1,236
Surat Basin CSG	138	–	–	–	138
New Zealand	127	531	7,352	–	194

The information in this Reserves Statement has been compiled by Peter Lansom, a full-time employee of the company. Peter Lansom is qualified in accordance with ASX Listing Rule 5.11 and has consented to the form and context in which this statement appears.

Development projects

Otway Gas Project – Victoria/Tasmania
Operated by Woodside Petroleum, Origin Energy has a 30.75 percent interest in the Otway Gas Project, which is developing the Thylacine and Geographe gas fields off the Victorian coast. The fields are expected to produce 60 petajoules of gas and more than one million barrels of liquids per year. Offshore pre-commissioning is nearing completion. However, onshore facilities are behind schedule. Woodside expects to start up the onshore facilities in the December quarter of 2006.

Kupe Gas Project – New Zealand Origin Energy operates and has a 50 percent interest in the Kupe Gas Project. Located 30 kilometres offshore south of the Taranaki Peninsula, the Kupe gas field will initially supply around 20 petajoules of gas, 1.7 million barrels of condensate and more than 90,000 tonnes of LPG a year.

Detailed engineering design is ongoing and all major regulatory approvals have been obtained. In June 2006, the joint-venture parties committed to construct the project. Continuing high global demand for materials, equipment and services, has increased the project cost



BassGas Project

Origin Energy operates and owns 42.5 percent of the BassGas Project which has onshore and offshore production facilities capable of meeting almost 10 percent of Victoria's gas requirements and generating more than $150 million in annual revenue. Assets include an offshore platform at the Yolla gas field (pictured left), an undersea pipeline and an onshore gas plant near Lang Lang, in Gippsland, Victoria which processes the raw gas to produce sales gas, condensate and LPG.

We expect the Yolla gas field to produce more than 300 petajoules of sales gas, nearly 15 million barrels of oil and condensate, and around one million tonnes of LPG. Annual production of more than 20 petajoules, plus associated liquids, and is expected for around 15 years.

Gas sales began in May 2006, and condensate sales in June 2006. Our Retail business has contracted to buy all gas produced from the field, which we will sell to customers in south-eastern Australia. The condensate is trucked to Shell's Geelong refinery, while LPG is sold to several parties.

Delays and cost increases on the BassGas Project remain the subject of arbitration with Clough Engineering Limited.

66 PJe gas sales, steady

1,780 Kbbls oil sales, down 19%

2,436 PJe 2P reserves, up 10%

estimate to NZ$980 million. However, a renegotiated gas-supply agreement, higher than expected condensate and LPG prices, and increased reserves – announced last year – have helped to offset cost increases.

Construction is scheduled to begin in the December quarter 2006, with the final development expected to be on-line by mid-2009.

Exploration

Exploring for energy resources close to domestic markets is critical to the growth of our Exploration and Production business. During 2005/06, we continued to build our exploration portfolio by participating in 39 exploration and 20 appraisal wells, undertaking seismic acquisition in some of our most prospective areas, furthering studies to appraise recent discoveries and securing new exploration acreage.

We undertook significant seismic acquisition programs in the offshore Otway and Bass basins and in New Zealand. Further seismic surveys are planned in late-2006/early-2007 for the Northland and Canterbury basins to mature drilling targets for late 2007 and beyond.

In New Zealand, we were granted exploration permits in the offshore Canterbury and Northland basins. With more than 27,000 square kilometres held under title, we are the largest holder of exploration acreage in New Zealand. We also secured options over interests in two offshore exploration permits in Kenya which, with Government approval, can be exercised through the acquisition of seismic exploration surveys.

During 2006/07, we will conduct extensive drilling on our coal seam gas reserves, where we are targeting to add reserves of 250 petajoules. Expanding coal seam gas activities continues to be an important part of our growth strategy.

2005/06 What we said we would do

- Commence commissioning of the Otway Gas Project by 30 June 2006.
- Complete the detailed engineering design for the onshore gas production facility in the December quarter 2005 and obtain all approvals for the Kupe Gas Project during March quarter of 2006.
- Acquire 3D seismic surveys to evaluate the exploration potential in the offshore Otway and Trefoil discovery in the Bass Basin.
- Evaluate the feasibility of developing the recently discovered Black Watch and Halladale gas fields.
- Pursue exploration opportunities in New Zealand targeting gas to meet the looming gas supply shortfall in that country.
- Identify new exploration opportunities in Australia.
- Secure markets for uncommitted gas reserves in Queensland and Western Australia.
- Commence production from the BassGas Project during the December quarter 2005.
- Achieve 27 TJ per day of gas sales from the Spring Gully Project by 30 June 2006.
- Maintain production at around 4,000 bopd and 6.5 TJ per day of sales gas (net to Origin Energy) and bring on stream any new oil and gas discoveries in the Perth Basin.

2005/06 How we went

- ✘ Development drilling on the Otway Gas Project is on schedule. Construction of onshore facilities is behind schedule.
- = Completed engineering design, and obtained all major regulatory approvals for the Kupe Gas Project. Joint-venture parties endorsed the final investment commitment in June 2006.
- ✓ Completed seismic surveys in the Otway and the Bass basins.
- = Completed technical evaluation of the Black Watch and Halladale gas fields in the offshore Otway Basin. Studies are continuing.
- ✓ Secured exploration rights over offshore areas of the Canterbury and Northland basins.
- ✓ Acquired seismic surveys in the offshore Taranaki and Canterbury basins.
- = Acquired additional CSG exploration acreage from Pangaea Oil and Gas.
- ✓ Acquired an interest in offshore blocks in the Lamu Basin of Kenya.
- = Extended gas sales agreement with CS Energy. Negotiated a new contract for gas from the Tarantula field.
- ✘ First gas sales achieved from the BassGas Project in May 2006.
- ✓ Increased capacity of the Spring Gully Project to 35 TJ per day of sales gas.
- ✘ Greater-than-expected field decline in the Perth Basin resulted in production falling to around 2,250 bopd, while gas production reached 9.5 TJ per day (net to Origin Energy). Tarantula gas discovery commenced production.

✓ Achieved = Partially achieved or in progress ✘ Not achieved

Growth – Key indicators & trends	2006 $m	2005 $m	Change %
Revenue	435	414	5
EBITDA	205	230	(11)
EBIT	99	132	(25)
CAPEX*	662	384	73
Assets	1,986	1,466	35

** including acquisitions*

2006/07 Looking forward

- Commence full production from the Otway Gas Project.
- Complete detailed design, commence construction, and drill first development well on the Kupe Gas Project.
- Process and interpret seismic surveys and develop drilling targets in the offshore Otway and Bass basins.
- Complete studies of the Black Watch and Halladale fields to determine commercial feasibility.
- Develop drilling targets in the Taranaki, Northland and Canterbury basins in New Zealand.
- Identify new exploration opportunities.
- Mature drilling targets in the offshore Lamu Basin of Kenya.
- Secure new gas sales contracts.
- Achieve sales of 22 PJe from the BassGas Project by June 2007.
- Increase capacity of the Spring Gully Project to 85 TJ per day by mid-2007.
- Prove up an additional 250 PJ of 2P CSG reserves.
- Maintain oil production in the Perth Basin at around 2,000 bopd (net to Origin Energy).
- Initiate new exploration and appraisal drilling in the North Perth Basin.





1. Customer contact centre
This year, we were able to acquire more of our new customer accounts via more cost effective, internal customer contact-centre based programs. Pictured is Reneta Cetinich from our Melbourne contact centre.

Retail

Origin Energy supplies energy to more than two million homes and businesses, and in an intensely competitive environment we continue to gain customers, maintain margins and deliver improved results.

2.1 million customers

209 PJe energy sales, up 6%

2. Green energy
The increased take-up of Origin Energy's green energy products continues, and includes major corporate customers such as AMP's Knox Shopping Centre Melbourne.

3. Acquisition of Speed-E-Gas
During the year, Origin Energy purchased Speed-E-Gas, a New South Wales based LPG retailer. The delivery vehicle below is pictured at the Speed-E-Gas headquarters in Minto, New South Wales.


LOFT


1300 55 1200
LPG

3

A higher contribution from our Retail business flowed from a strong performance across all Retail operations during the second-half of the year.

Total energy sales of 209 petajoules equivalent were six percent higher than for 2004/05, and total sales revenue was up five percent on last year to $3.2 billion.

This year, churn rates, or the number of customers switching retailers, remained high. In this environment we acquired more than 325,000 accounts with a net gain of 33,000 gas, electricity and LPG customer accounts.

Despite inevitable cost increases to retain and acquire customers in a highly competitive market, we have continued to improve our margins. Our key measure of earnings before interest and tax (EBIT) to sales for our Retail business increased from 6.7 to 7.1 percent across all products.

In the Victorian market, which accounts for some 75 percent of our customers, colder weather in the second-half of the year boosted performance to achieve earnings before interest and tax (EBIT) that were 10 percent higher than in 2004/05.

Our earnings before interest, tax, depreciation and amortisation (EBITDA) increased by $17 million, or six percent, to $273 million.

Focusing on adding value

This year's results were achieved by focusing on cross-selling products to existing customers, retaining valuable customers and using cost effective channels to acquire new customers.

In the Victorian market, we originally purchased gas and electricity businesses with little geographic overlap and, therefore, had few customers to whom we supplied both gas and electricity – known as dual fuel accounts. We have used our billing relationships and other channels to increase our dual fuel position. During the year, we increased our dual fuel customer accounts by some 25 percent to over 700,000 accounts, representing nearly 40 percent of our gas and electricity accounts.

Customer retention remains a priority. Most of our existing products reward customers for loyalty, providing customers with an incentive to stay with Origin Energy, and aiding our retention rate.

We are continually striving to improve conversion rates when we interact with existing customers. This year, we acquired 35 percent of our new customer accounts via customer contact-centre programs. This is a five percent increase over 2004/05,

and is one of the least expensive, least intrusive, and most effective forms of customer sales activities. When a customer calls to connect a new house, move home or make an enquiry, we are able to sell electricity to a gas customer or vice versa.

However, to replace lost business, and to grow, requires active prospecting for customers. We have developed sales channels and channel partnerships that allow for broad-based product offers via large-scale campaigns, as well as smaller more-targeted channels such as new home builders.

Green energy

Origin Energy continues to be Australia's leading provider of accredited Green Power products, sourced from renewable energy generators. We have more than 31 percent of national Green Power customers and more than 43 percent of customers in states where domestic customers can choose their electricity retailer.

At 30 June 2006, we had around 80,000 electricity customers on accredited green products. In May 2005, we were the first retailer in Australia to launch a greenhouse-neutral natural gas product, GreenEarth Gas. Available to customers in Victoria and South Australia, this product has attracted more than 10,000 customers.

During 2005/06, we entered an agreement with Sustainability Victoria to provide accredited Green Power to the Melbourne 2006 Commonwealth Games. We also saw a growing interest in green energy products from large corporate and government customers wanting to position their organisation as environmentally friendly. Contracts were signed with AMP for Knox Shopping Centre in Melbourne and the Victorian Government.

Electricity

Origin Energy provides electricity to mass market and large industrial customers. Victoria is our largest market.

Electricity volumes were essentially constant year-on-year, with revenue one percent higher than for 2004/05. Our gross margin on electricity sales increased by six percent – partly due to lower network charges that offset land tax changes and a lower than average net cost of energy, despite higher average pool prices.

Natural gas

Origin Energy provides natural gas to mass market and large industrial customers in Victoria, South Australia, Queensland and New South Wales.

Our natural gas sales volumes, of 127 petajoules, were 10 petajoules or nine percent higher than for 2004/05. The increase was, predominantly, in the second-half of the year in response to colder weather and higher consumption per customer.



New market entry

Since listing, Origin Energy has grown its Retail business by buying other companies and winning new customers. With intense competition in our key market of Victoria, where we acquired three energy businesses, growing our retail position is a continuing challenge.

Deregulation of energy markets in some other Australian states has provided us with an opportunity to expand our retailing business into new areas. New South Wales introduced competition for all energy users in 2002, South Australia in 2003, and the Queensland Government has announced a fully competitive market from 1 July 2007.

We have entered and continued to expand our presence in the South Australian and New South Wales electricity markets. We were the incumbent natural gas retailer in South Australia.

To compete effectively in these markets we have enhanced or developed market-relevant capabilities including products, sales channels, affinity partnerships, contract management, market price management and advertising.

During the year, we won more than 87,000 accounts in new markets. We now have some 90,000 electricity accounts in South Australia and around 60,000 electricity accounts in New South Wales. In particular, we experienced rapid growth in New South Wales through the second-half of the year and we are well placed to continue to grow. We have also enhanced our capability to compete in new markets as they open for competition.

15.6 TWh electricity sales, flat

127 PJ natural gas sales, up 9%

522 ktonnes LPG sales, up 3%

The gross margins for natural gas improved 11 percent year-on-year to $148 million through a combination of higher residential volumes, favourable tariff movements and higher margins associated with commercial and industrial sales.

LPG

Origin Energy is a wholesaler and retailer of LPG in all Australian states, New Zealand and the Pacific. During 2005/06, we increased our LPG sales volumes by three percent to 522 kilotonnes. We increased sales volumes in almost all areas, including Sydney and Newcastle where we acquired the Speed-E-Gas business. In New Zealand, very cold weather saw volumes increase by five percent over 2004/05. In addition to providing LPG in cylinders and bulk tanks, it is also piped to some homes in New Zealand. Expansion of this reticulation system continued in Queenstown and Christchurch.

The continued increase in the international LPG price put pressure on our margins. These higher costs are passed through to customers as contracts are renewed, with our revenues for 2005/06 rising 15 percent to $557 million. Gross margins, however, increased only three percent to $145 million, reflecting recovery of increased gas purchase costs and higher volumes.

We maintained our share of the autogas sector, as the sector grew slightly, assisted by LPG conversions due to high petrol prices.

2005/06 What we said we would do

- Maintain retail margins across natural gas, electricity and LPG.
- Maintain customer numbers and increase market share in new contestable mass markets.
- Deliver further reductions in cost to serve per customer through the automation of manual processing and a review of key transactional processes.
- Continue to focus on billing, credit and receipting activities to reduce working capital requirements.
- Continue to purchase electricity at a competitive cost within acceptable risk limits.
- Reduce the cost of acquiring customers through identification, development and use of more effective and lower-cost sales channels.
- Reduce the level of customer churn in the Origin Energy mass market customer base through the development of attractive products and services.
- Continue to pursue tariff outcomes that are not unreasonably constrained by government.
- Increase the number of customers contracted to GreenEarth and other green electricity products to 90,000 by 30 June 2006.

2005/06 How we went

✓ Maintained steady margin growth with an increase from 6.7 to 7.1 percent across natural gas, electricity and LPG segments.

✓ Increased net customer accounts by some 33,000. Continued to expand presence in the South Australian and New South Wales electricity markets.

✓ Improved key transactional, back office processes resulting in a 3.9 percent cost reduction.

✓ Improved debtor days slightly year-on-year, mainly due to better debt collection for large customers.

✓ Average net cost of electricity reduced over the period reflecting well-balanced hedge position.

✓ Acquired 35 percent of our new customer accounts via more cost effective, internal, customer contact-centre programs – a five percent increase on 2004/05.

✓ Loyalty-based products and rewards for existing customers have helped keep customer loss rates below market churn levels in our key Victorian market.

✓ Victorian electricity tariffs were lowered as a result of lower distribution costs, Queensland residential gas tariffs increased 10 percent effective October 2005, and a three-year price path in the South Australian gas market took effect from July 2005, providing greater certainty with respect to regulated tariffs.

✓ Increased customers on green energy products from 62,500 for 2004/05 to 93,500 for 2005/06.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Growth – Key indicators & trends

	2006 $m	2005 $m	Change %
Revenue	3,214	3,068	5
EBITDA	273	257	6
EBIT	227	207	10
CAPEX*	97	76	29
Assets	1,933	1,585	22

** including acquisitions*

2006/07 Looking forward

- Maintain retail margins across natural gas, electricity and LPG.
- Maintain overall customer numbers, with continued expansion in the New South Wales market, and prepare for contestability in Queensland.
- Further reduce cost to serve per customer by automating manual processing and reviewing key transactional processes.
- Continue to focus on billing, credit and receipting activities to reduce working capital requirements.
- Continue to purchase electricity at a competitive cost within acceptable risk limits.
- Develop effective and efficient acquisition channels to ensure our cost to acquire customers is reduced.
- Develop and invest in retention strategies and customer loyalty programs to ensure our customer base is maintained and the Origin Energy brand is reinforced.
- Increase customers being billed on GreenEarth and other green energy products to 150,000 by 30 June 2007.

1. Roma Power Station – Queensland
Origin Energy is refurbishing the Roma Power Station in central Queensland to extend its useful life. The first stage of refurbishment is complete and the final stage will be completed during 2008/09.

2. SLIVER solar cell technology
Origin Energy's patented SLIVER cell technology will reduce the amount of silicon required to manufacture solar panels. Pictured with a 75-watt module is Phil Mackay, General Manager – Renewable and Low Emission Technologies for Origin Energy.



1



2

Generation

The Generation business recorded an improved performance while investing in renewable and low-emission generation for Australia's energy future.

Our Generation business, which includes a portfolio of peaking and base-load power plants, provided increased contributions this year. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 14 percent to $60 million – primarily due to higher supplementary capacity payments and lower operating costs at our Mt Stuart Power Station, higher earnings from the Osborne Cogeneration Plant and asset sales.

Plant performance
High plant availability is a key driver for the Generation segment – ensuring high utilisation of base-load plant and increasing the likelihood that peaking plants can take advantage of market price spikes. Plant availability improved for all power stations except Ladbroke Grove in South Australia due to gas delivery constraints early in the year, and the Worsley Cogeneration Plant in Western Australia which underwent a major scheduled overhaul. Mt Stuart Power Station, which is contracted to Queensland Government-owned company, Enertrade, achieved 98.7 percent availability.

In November 2005, we converted one of Ladbroke Grove's units to receive gas from the SEA Gas Pipeline in place of gas from declining local fields. The second unit, which continues to be supplied by the Ladbroke Grove field, will be converted to SEA Gas during 2006/07.

The Roma Power Station in Queensland was a low-cost plant installed in 1999 with a projected 10-year life. The facility has performed well and is being refurbished to extend its useful life. We completed the first stage of this refurbishment during the year with the final stage expected in 2008/09.

1.62 TWh
total sales, down 9%

874 MW
generation capacity

Electricity generation projects

Origin Energy is planning and seeking permits for a power station of up to 1,000 megawatts at Mortlake in western Victoria, and a 70-kilometre pipeline to transport natural gas to the site. In July 2006, after considering the environment effects statement, public and government submissions, and the advice of the independent panel of experts, the project received Victorian Government endorsement.

Once final government approvals are received, the next important milestone will be a decision, by our Board, to build the power station and pipeline. That decision will depend on factors such as electricity supply and demand.

We are also proposing to develop a 1,000 megawatt coal seam gas–fired power station at Spring Gully, 80 kilometres north of Roma in central Queensland. The first 500-megawatt stage would allow us to meet forecast demand for electricity in Queensland from 2008. In September 2006, our Board decided to issue tenders for this stage of the project.

The power station would be fuelled from the adjacent Spring Gully Gas Plant. Co-locating the power station with the coal seam gas development provides synergies that enhance the Spring Gully project's economic and environmental performance.

In November 2005, we released an environmental impact statement for this project for public comment. Regulatory approvals are expected during the September quarter of 2006.

Renewable energy

A pilot plant in Adelaide demonstrates Origin Energy's patented SLIVER solar cell technology. This technology significantly reduces the amount of silicon required for solar panels. This year, we undertook extensive reliability testing of our 75-watt module and a series of 150-watt modules were built. We are also looking to secure an international development and marketing partner and are continuing discussions with several candidates.

In December 2005, we were awarded a $5 million Renewable Energy Development Initiative grant to develop further our SLIVER technology. The project has also received a $2 million grant from the South Australian Structural Adjustment Fund.

Origin Energy has a 14.3 percent interest in Geodynamics Limited, which is developing a geothermal resource in South Australia's Cooper Basin. This is a potential new source of renewable energy to generate base-load electricity.

During the year, Geodynamics experienced difficulties completing the testing of its second well. Geodynamics is proposing to drill a third well to conduct further testing in advance of a demonstration plant.

Major power plants

Plants	Interest %	Capacity MW	Type	Operation	Availability %	Capacity factor %
Externally contracted						
Osborne	50	180	Cogen	Base	97	76
Worsley	50	120	Cogen	Base	85	82
Bulwer Island	50	32	Cogen	Base	95	84
Mt Stuart	100	288	OCGT	Peak	99	1
Internally contracted						
Quarantine	100	96	OCGT	Peak	97	15
Ladbroke Grove	100	80	OCGT	Base/Peak	75	49
Roma	100	74	OCGT	Peak	94	3

Cogen: Cogeneration
OCGT: Open cycle gas turbine

2005/06 What we said we would do

- Complete development approvals for Mortlake and Spring Gully Power Stations by March 2006.
- Meet or exceed contracted availability and reliability on all power stations.
- Convert the Ladbroke Grove Power Station to operate on gas supplied from SEA Gas.
- Increase the size of SLIVER solar modules produced and increase plant production capacity.
- Secure international SLIVER solar cell licensing agreements.
- Pursue additional contracted generation projects.

2005/06 How we went

= Obtained Victorian government approvals for the Mortlake Power Station in July 2006. Regulatory approvals for the Spring Gully Power Station are expected in the September quarter 2006.
= Met targeted availability for all power plants except for Ladbroke Grove and Worsley.
✓ Converted one of Ladbroke Grove's units to receive gas from the SEA Gas Pipeline.
= Produced 75 and 150-watt SLIVER modules. Sourcing equipment and personnel to increase production capacity.
= Continuing discussions with potential development partners for SLIVER modules.
✗ Market conditions were unsuitable for contracted generation projects. Negotiations to be closed.

✓ Achieved = Partially achieved or in progress
✗ Not achieved

Growth – Key indicators & trends

	2006 $m	2005 $m	Change %
Revenue	104	125	(17)
EBITDA	60	52	14
EBIT	36	28	29
CAPEX*	17	8	130
Assets	368	368	0

** including acquisitions*

2006/07 Looking forward

- Seek additional development opportunities.
- Conclude development approvals for Mortlake and Spring Gully power station projects.
- Meet or exceed contracted availability and reliability for all power stations.
- Convert the second unit of the Ladbroke Grove Power Station to operate on gas supplied from the SEA Gas Pipeline.
- Complete reliability testing and move to commercial production of SLIVER modules.
- Secure an international partner to progress further development of SLIVER technology.



Natural gas expansion

Extending the gas network to regional towns in Victoria is a growth opportunity for our Networks business. Envestra is working to expand the state's natural gas reticulation network through participation in the State Government's $70 million program which is aiming to connect 70,000 households to natural gas in regional areas. Origin Energy is managing the project on behalf of Envestra. Work began in March 2006 on the Mornington Peninsula and in Hurstbridge, north of Melbourne.

Hurstbridge (Victoria)
In Hurstbridge, north of Melbourne, almost 22 kilometres of mains are being laid to connect around 700 households, as part of expanding Victoria's regional natural gas network.

Networks

Origin Energy's Networks business, which manages gas and water networks and invests in energy infrastructure, maintained a solid operating performance.

114.3 PJ natural gas delivered, up 1.7%

968,000 consumers connected to natural gas, up 2.3%

Networks revenue improved eight percent to $172 million, due to colder weather, which drives higher gas volume through the networks we manage, and increased levels of work under our operating and management agreement with Envestra.

Earnings before interest, tax, depreciation and amortisation (EBITDA) of $30 million decreased by $4 million on the prior year while earnings before interest and tax (EBIT) decreased by $4 million to $29 million. These decreases were primarily due to a different accounting treatment of the return we receive from our investment in Envestra. This had an impact of approximately $5 million at the EBITDA and EBIT level. However, the underlying operating performance of the business continues to be strong.

SEA Gas Pipeline

The SEA Gas Pipeline is a major gas transmission asset connecting the Victorian gas fields to South Australian markets. Origin Energy has a one-third share in the pipeline.

This financial year, gas volumes transported increased significantly over last year, and included a full year of production from the Minerva field in the Otway Basin. As Origin Energy receives profit from the pipeline based on reservation charges, the additional throughput had a minor impact on earnings.

Total networks under management (kms)



25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006
Water
Natural gas

The SEA Gas Pipeline is providing approximately one third of Adelaide's gas needs. During the financial year, the pipeline's connection to the new Otway Gas Project processing plant in western Victoria was completed. Gas is expected to flow from the plant during 2007, further increasing the pipeline's potential to supply South Australian markets.

Gas networks

Origin Energy manages gas networks on behalf of Envestra including major networks in Victoria, South Australia and Queensland. Total natural gas connections to the networks under management increased by around 21,000 to over 968,000 during the year. We laid 388 kilometres of new mains and replaced 165 kilometres of existing mains. The volume of gas delivered through the networks we manage also increased by around two percent largely as a consequence of colder weather in southern Australia.

Water networks

In a joint-venture with United Utilities, Origin Energy operates and manages the water and waste-water assets of Coliban Water in central Victoria under a 10-year contract. The joint-venture's financial performance for the year was as expected and exceeded pre-contract estimates. In August 2005, the joint-venture was awarded additional works relating to operating, maintaining and upgrading the Epsom Bio-solids facility in Bendigo, under a three-year contract.

Asset management services

Origin Energy provides maintenance, operation and construction services, including building compressed natural gas refueling terminals. We completed three bus-refueling stations in Western Australia during the last financial year. Two additional stations, close to Perth, are nearly complete.

2005/06 What we said we would do

- Further increase utilisation of networks under management.
- Achieve further reductions in operating and capital costs.
- Continue to effectively operate and maintain the Coliban Water assets via the joint-venture with United Utilities.
- Continue to expand asset management services to new and existing customers.

2005/06 How we went

- ✓ Connected 21,400 new customers to gas networks under management.
- ✓ Reduced average unit operating costs from increased network throughput due to colder weather in South Australia and Victoria.
- ✓ Cost management initiatives across Envestra's networks contributed to cost reductions.
- ✓ Continued Coliban Water operations in line with expectations and met all key contract performance indicators.
- ✓ Joint-venture with United Utilities awarded a three-year contract for additional works at the Epsom Bio-solids facility in Bendigo in August 2005.
- ✓ Entered into new contracts, including construction of three new bus refueling stations in Western Australia.
- ✓ Laid 388 kilometres of new mains and replaced 165 kilometres of existing mains.

✓ Achieved = Partially achieved or in progress
✗ Not achieved

Growth – Key indicators & trends

	2006 $m	2005 $m	Change %
Revenue	172	159	8
EBITDA	30	34	(14)
EBIT	29	33	(13)
CAPEX*	0	1	(100)
Assets	237	281	(16)

** Including acquisitions*

2006/07 Looking forward

- Increase utilisation of networks under management.
- Reduce unit operating and capital costs.
- Continue to operate and maintain the Coliban Water assets effectively, via joint-venture with United Utilities.
- Continue to expand asset management services to new and existing customers.

Contact Energy

The flexibility of Contact Energy's generation portfolio enabled the business to capitalise on high electricity prices and deliver an increase in earnings.



Otahuhu B
Located in the North Island of New Zealand, Otahuhu B Power Station was commissioned in January 2000. The 380 MW power station is the largest of its kind in New Zealand and one of the most efficient in the world. The combined cycle technology produces significantly more electricity from the same amount of gas than conventional single cycle plants. During the year, the plant was upgraded to enhance generation capacity.

Origin Energy owns a 51.4 percent stake in Contact Energy of New Zealand. This is the first full year Contact Energy has contributed to Origin Energy's results.

Listed on the New Zealand Stock Market, Contact Energy, like Origin Energy is a business based on the competitive generation and retail energy sectors.

Contact Energy owns a substantial portfolio of generation plants representing more than a quarter of New Zealand's installed generation capacity. Contact Energy has almost 79,000 gas customers representing around 35 percent of the retail gas market, and 515,000 electricity customers representing some 27 percent of that market.

Electricity prices in New Zealand were very high this year, driven by a cold winter and the driest year in the South Island for 29 years. Low levels of water entered the hydro-electric schemes that produce the bulk of New Zealand's electricity.

However, unlike some generation companies in New Zealand, Contact Energy has a mix of hydro, geothermal and thermal generation. Contact Energy was able to increase geothermal and thermal generation by around 41 percent, to cover a significant shortfall in available hydro generation. Increased generation, combined with higher prices, significantly boosted earnings from the generation business. Contact Energy's integrated position also protected its retail business from higher electricity purchase costs which were 100 percent higher than the previous year.

During the year, Contact Energy upgraded its Otahuhu B gas-fired power station and Te Rapa cogeneration plant to enhance generation capacity by 17.5 megawatts while an additional 20 megawatts of geothermal heat was delivered through the completion of a direct geothermal heat project for a Taupo-based wood processing plant.

Growth – Key indicators & trends

	2006 $m	2005 $m	Change %
Revenue	2,075	1,216	71
EBITDA	519	346	50
EBIT	400	257	56
CAPEX*	119	1,006	(88)
Assets	3,827	4,330	(12)

** including acquisitions*

594,000
customers

11.5 TWh
electricity generated up 10%



Geothermal energy

Renewable geothermal energy harnesses heat from deep inside the earth and uses steam and hot geothermal water to produce electricity. Designed to run continuously, and not dependent on weather conditions, geothermal power plants provide a valuable source of base-load power. New Zealand is a world-leader in developing geothermal electricity generation.

Contact Energy is New Zealand's leading supplier of geothermal electricity. Some five percent of New Zealand's total electricity demand is met from Contact Energy's three geothermal power stations in the Taupo region of New Zealand.

Commissioned in 1958, the Wairakei plant had an installed capacity of 165 megawatts. The Wairakei Binary Plant, constructed in June 2005, added another 16 megawatts of capacity. Drawing on 55 geothermal production wells, the Wairakei plant produces enough renewable electricity to power some 181,000 homes. Contact Energy's other geothermal power stations – at Ohaaki and Poihipi Road – are relatively modern plants with a combined available capacity of 103 megawatts.

Contact Energy continues to invest heavily in its geothermal drilling program to provide the necessary steam to return the Wairakei, Poihipi Road, and Ohaaki geothermal power stations to maximum production. Under this program, 10 production wells were drilled in the Wairakei, Tauhara and Ohaaki steamfields. Six wells are operational. Commissioning of another three wells requires Contact Energy to be able to exercise the resource consents, which were applied for in 2001 and granted by Environment Waikato in 2004.

The geothermal drilling program has exceeded expectations, and confirms Contact Energy's confidence in the productivity and longevity of the geothermal resource.

Contact Energy is actively investigating new generation options in geothermal, hydro and wind as well as continuing to develop plans for additional combined cycle gas generation capability.

Financial performance as an Origin Energy subsidiary

Contact Energy contributed $71 million to Origin Energy's net profit after tax, after recognising minority interests, deducting Origin Energy's acquisition debt funding expenses of $66 million (before tax), and allocating Origin Energy's costs associated with the proposed merger with Contact Energy.

Earnings before interest, tax, depreciation and amortisation (EBITDA) – 100 percent of Contact Energy's adjusted earnings converted to A$ – were $519 million, and earnings before interest and tax (EBIT) were $400 million.

Included in the consolidated result is a benefit of $15.9 million (after tax and after eliminating minority interests), for the sale of the Valley Power peaking plant in Victoria. This is largely offset by the after-tax cost of $10.4 million to Origin Energy associated with the Contact Energy merger proposal.

During the year, Origin Energy put a proposal to Contact Energy's independent directors to merge the two companies – by way of a dual-listed-company structure. After an initial assessment, the independent Contact Energy directors determined that the proposal had merit, and should be put to shareholders for their consideration. The directors entered into a merger implementation agreement under which the companies began resolving the legal, regulatory and shareholder issues and approvals associated with the proposed merger.

By June 2006, Origin Energy directors determined that key Contact Energy shareholders would not support the proposal under the terms offered. The Origin Energy Board was not prepared to improve the terms of the merger proposal. Accordingly, both parties agreed to terminate the merger implementation agreement.

More information on Contact Energy's financial performance is available at www.contactenergy.co.nz

Sustainability

At Origin Energy our aim is to ensure that our performance is sustainable in economic, social and environmental terms. In this section we report on our social and environmental performance.



Kupe Gas Project
Pictured on the site of the future production station for the Kupe Gas Project were (left to right) Local MP Chester Burrows, South Taranaki District Council Mayor Mary Bourke, Origin Energy Project Director Peter Ashford, former landowner Eddie Bourke and Associate Minister for Energy and Member for New Plymouth, Harry Duynhoven.

Community consultation

Our new projects and day-to-day operations can have an impact on communities and we are committed to maintaining effective communication to facilitate community consultation.

This year, we conducted extensive community consultation around our development projects and operations. Activities included regular meetings with interested groups to discuss specific issues or concerns, producing project newsletters and negotiating agreements with traditional landholders.

Landowners, local shire councils and government authorities have assisted us develop power station concepts for projects in Victoria and Queensland that satisfy planning and environmental requirements. In July 2006, the Victorian project, near Mortlake, received the endorsement of the Victorian Government.

In June 2006, the Kupe Gas Project in New Zealand received all approvals and we committed to construct the project. Extensive consultation, since the project's inception, resulted in general support of the South Taranaki community. The project will create local employment and contracting opportunities during construction and operation.

Our Networks business conducted community consultation around extending the Victorian gas network. Public meetings were organised in each township to provide information on timeframes, environmental issues and advice on the connection process. Significant effort is minimising the impact of these works on the local environment and heritage.

Employees

Origin Energy employs more than 3,400 people across Australia, New Zealand and the Pacific. We increased employee numbers by eight percent during the year to support our development projects and new retail markets. Attracting and retaining the best people is a growing challenge. To compete effectively for skilled employees we are concentrating on career development, flexible work practices and resourcing.

In February 2006, Origin Energy employees participated in a culture survey. We used the survey to benchmark our performance against our peers and to guide development of our culture to meet future business needs. Survey results indicated that our cultural strengths and weaknesses are broadly similar to the Australasian benchmark. The survey provided feedback on areas where improvement could enhance our performance. We are identifying initiatives to make these improvements.



Energy Safety Week
Origin Energy developed an Energy Safety Week in Victoria, South Australia and Queensland to support teachers and parents to educate primary school students on how energy works and how to keep safe while using gas and electricity. Pictured are children from Woodend Primary School in Victoria.

In February 2006, the Equal Opportunity for Women in the Workplace Agency accredited Origin Energy as an Employer of Choice. This achievement flowed from our thorough review of employment practices and processes that led to employee access to purchased leave, part-time arrangements for back-to-work parental leave employees and a work-from-home policy.

Another mechanism to reward employees is our Employee Share Plan. The plan awards shares to eligible employees if we meet our safety performance and the share price targets. Unfortunately, as neither target was met, no shares were awarded to employees for 2005/06.

No time was lost to industrial disputes involving Origin Energy employees during the year.

Health, safety and environment

Our primary measure of safety performance is the number of injuries causing lost time for employees and contractors and the number of moderate medical injuries for employees per million hours worked. Disappointingly, this ratio increased from 5.0 at 30 June 2005 to 5.5 at 30 June 2006 against a target of 4.4. However, the employee hours lost from all injuries per million hours worked improved 21 percent, indicating our controls on more serious incidents were more effective.

Origin Energy is committed to improving its safety performance and our initiatives for the coming year include:

- setting the Employee Share Plan performance target for 2006/07 solely on our safety performance with the same lost time injury and moderate medical injury frequency rate target as last year – a maximum rate of 4.4 injuries per million hours worked
- continuing extensive health, safety and environmental training at all sites to ensure management and employees are active in creating a safe working environment.

Origin Energy is responsible for managing several old contaminated gas manufacturing sites where operations ceased decades ago. We ensure all contaminants are carefully managed to avoid any impact on the health of the community and on the surrounding environment.

Developments during 2005/06 include:

- in June 2006, finalising a conditional sale agreement for the former Launceston gas works site subject to Origin Energy and the local council entering into a land use agreement, limiting future site use, and the purchaser obtaining development consent
- in July 2001, Origin Energy and the Brisbane City Council entering into a sale and remediation agreement with Mirvac for the Newstead site in Brisbane. By the end of June 2006, 80 percent of the excavation works were completed including 29 percent of soil backfilling. Remediation works on the site are expected to be completed by August 2007
- in February 2006, selling the former Mount Gambier gas manufacturing site.

Origin Energy was not subject to fines or prosecutions for its environmental performance during 2005/06. A more detailed report on our environmental performance is in our 2005 sustainability report.

Climate change

Increasingly, government, industry and the community are recognising the importance of climate change for the economy and the energy sector. This year Origin Energy participated in two key collaborative initiatives aimed at reducing Australia's greenhouse gas emissions.

We are a participant in the Australian Business Roundtable on Climate Change, formed to increase understanding of the business risks and opportunities associated with climate change. Other Roundtable members included BP Australia, Insurance Australia Group, Swiss Re, Visy Industries, Westpac and the Australian Conservation Foundation.

In April 2006, the Roundtable launched The Business Case for Early Action, a report that argues that it is possible for Australia to deliver significant reductions in greenhouse gas emissions at an affordable cost. The Roundtable commissioned the CSIRO and Allen Consulting Group to look at two scenarios – early action on climate change and delayed action. The report concluded that introducing a carbon signal as early as possible would be less expensive and better for the environment.

Our involvement in the Roundtable is consistent with our commitment to highlight the need for a clear national policy on carbon pricing so that all future investors in the energy sector can include carbon risk in their decisions.

In August 2006, the Australian Government selected a consortium led by Origin Energy and including BP Solar, ANZ, Delfin Lend Lease, Big Switch and local councils, to deliver the Adelaide Solar City Project.



Adelaide Solar City Project
Pictured at the announcement for the Adelaide Solar City Project were (left to right) Origin Energy's Chief Operating Officer Karen Moses, Prime Minister of Australia, John Howard and Origin Energy's National Manager Policy and Government Affairs and project manager, Julian Turecek.

The project includes installing solar panels on up to seven iconic buildings in Adelaide; innovative finance packages that make solar power more affordable; and a campaign on an unprecedented scale to increase take-up of green power, smart meters and energy efficiency.

Community support

Matched giving and volunteering
Last year, Origin Energy set up a matched giving program through which employees donate to designated charitable organisations via salary deduction and have their donations matched by the company. During 2005/06, employees donated some $30,000, which the company matched. We also matched employee fundraising of $16,000. Last year, we launched an endorsed volunteer leave program. This year, more than 150 volunteers took 127 days of leave, to participate in community programs.

Cyclone Larry
We are committed to supporting communities in the areas in which we operate. When Cyclone Larry devastated communities in far-north Queensland, Origin Energy responded with practical relief, providing free LPG for emergency services, charities and others assisting those in need. We also provided free replacements for damaged LPG cylinders regardless of who supplied the original cylinders and made arrangements for customers in financial difficulty. Employee donations to Cyclone Larry appeals were matched dollar-for-dollar. We have committed to longer-term support for the people of Innisfail and are consulting to determine the most meaningful community-related opportunities.

Green Power and the Commonwealth Games
Origin Energy partnered with Sustainability Victoria to provide 100 percent Green Power to the competition venues around Victoria during the Melbourne 2006 Commonwealth Games. This program saved 5,000 tonnes of greenhouse gas emissions and enabled the Games to be carbon neutral.

Energy Safety Week
We developed an energy safety week in Victoria, South Australia and Queensland to support teachers and parents educating primary school students on keeping safe while using gas and electricity. Teachers ordered more than 700 free Origin Energy Safety Week toolkits. As a result, more than 7,500 students and their households will participate in an energy safety week this year.

Origin Energy's fourth sustainability report was released in May 2006 and can be downloaded at www.originenergy.com.au/sustainability

Operations Review Corporate

2005/06 What we said we would do	2005/06 How we went	2006/07 Looking forward
Finance		
• Complete the refinancing of the Contact Energy acquisition. • Finalise the full adoption of A-IFRS. • Continue to develop and enhance management systems and process improvements for Finance, Tax, Treasury and Information Technology.	✓ Completed refinancing of the Contact Energy acquisition. ✓ Completed adoption of A-IFRS. ✓ Implemented new information technology disaster recovery plans; updated Treasury Risk Management System; enhanced financial reporting systems; and implemented a new credit risk management policy.	• Review the capital structure of the group and pursue opportunities to optimise this structure. • Actively manage tax planning and compliance in Australian and foreign jurisdictions. • Provide acquisition support through tax, accounting and treasury advice. • Continue to develop and enhance management systems and process improvements for Finance, Tax, Treasury and Information Technology.
Corporate Development		
• Continue to review and realise the value from non-core assets and investments. • Continue to evaluate and pursue potential acquisitions. • Complete remediation of the Newstead site by mid-2006. • Further progress remediation strategies for remaining contaminated sites. • Continue to participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia. • Continue to pursue climate change regimes that remove uncertainty for the development of renewable and low-emission energy generation.	✓ Divested interests in the Moura and Tubridgi gas fields; sold an option to take an interest in the Challicum Hills Wind Farm; and sold the OneSteel Cogeneration Plant. ✓ Acquired an additional five percent interest in the BassGas Project; an additional one percent interest in the Otway Gas Project; coal seam gas assets from Pangaea; and the Speed-E-Gas LPG business. ✗ By the end of June 2006, excavation works were 80 percent complete and backfilling 29 percent complete at the Newstead site. ✓ Submitted a report outlining investigation results from the former Broken Hill gas works to the EPA during July 2006. ✓ Finalised a conditional agreement to sell the former Launceston gas works site in June 2006. ✓ Sold the former Mount Gambier gas manufacturing site in February 2006. ✓ Advocated a best-practice approach to customer hardship, backed by a sound operational approach, as reflected in Victorian Government legislation. ✓ Participated in the Australian Business Roundtable on Climate Change, advocating early action to address greenhouse gas emissions.	• Analyse Origin Energy's businesses and investments to ensure optimal returns to shareholders while maintaining an acceptable portfolio risk. • Evaluate and pursue potential growth opportunities. • Continue remediation and divestment strategies for remaining contaminated sites. • Participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia. • Pursue climate change policies that remove uncertainty for the development of renewable and low-emission energy generation. • Continue to improve commodity risk and risk capacity systems to ensure appropriate exposure limits are in place.
Human Resources, Health, Safety and Environment		
• Reduce employee lost time and moderate medical treatment plus contractor lost time injuries per million hours worked from 5.0 to 4.4. • Continue to implement consistent employment practices underpinnings Origin Energy's EOWA application. • Continue to minimise disruption to delivery of products or services, resulting from industrial disputes.	✗ Employee lost time and moderate medical treatment plus contractor lost time injuries per million hours worked was 5.5. ✓ Achieved EOWA accreditation in February 2006. Implemented initiatives including employee access to purchased leave, flexible work arrangements for parents, and a work-from-home policy. ✓ No time lost due to industrial disputes.	• Reduce employee lost time and moderate medical treatment plus contractor lost time injuries per million hours worked from 5.5 to 4.4. • Complete a full review of the company's Health, Safety and Environment Management System (HSEMS) and implement changes. • Conduct three-yearly HSEMS verification audit. • Establish a longer-term health and safety performance improvement plan which includes leading and lagging KPIs. • Broaden the focus of the EOWA program to diversity initiatives. • Continue to build leadership capability through succession management and leadership development programs. • Continue to develop a constructive workplace culture that is supportive of our diverse workforce, and embeds our principles and values. • Develop and implement employee relations management process for major projects.
Company Secretarial		
• Seek further optimisation of insurance through a review of insured limits, deductibles and coverage. • Continue to improve corporate practices and policies to achieve higher standards of corporate governance. • Review the audit processes of systems to ensure ongoing compliance with risk management policy.	✓ Optimised insurance with a review of maximum foreseeable and probable losses, all deductibles and insured limits. ✓ Developed training and systems to enhance compliance with key policies and improve governance practices. ✓ Created an audit registry and compliance certification program which includes reporting and follow-up procedures.	• Review insurance to seek further enhancements and an improved matching of program to business risks. • Continue to improve corporate practices and policies to achieve higher standards of corporate governance. • Enhance and extend compliance programs to achieve higher level of risk and compliance assurance.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

The Board

H Kevin McCann AM
Independent Non-executive Chairman
Aged 65

Kevin McCann joined the Board as Chairman in February 2000. He is a member of the Audit, Remuneration, Nomination, and Health, Safety & Environment committees. He practiced as a commercial lawyer at Allens Arthur Robinson, a national law firm, specialising in mergers and acquisitions, mineral and resource law and capital market transactions for over 34 years. He was Chairman of Allen Allen & Hemsley and Allens Arthur Robinson for nine years. Kevin McCann is Chairman of Healthscope Limited (since March 1994), Triako Resources Limited (since April 1999) and Sydney Harbour Federation Trust. He is lead independent director of Macquarie Bank Limited (a director since December 1996) and a director of BlueScope Steel Limited (since May 2002). He is also a member of the Australian Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. He has an Arts degree, a Law degree (Honours), a Masters in Law and is a fellow of the Australian Institute of Company Directors.

His extensive legal and commercial expertise, particularly in the resources industry, and his experience as a director of successful Australian companies together with service on State and Commonwealth authorities has been valuable to the Origin Energy Board, and in his role as Chairman.

Grant A King
Managing Director
Aged 51

Grant King was appointed Managing Director of Origin Energy at the time of its demerger from Boral Limited, in February 2000, and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager, AGL Gas Companies. Grant King is Chairman of Contact Energy Limited (since October 2004), a director of Envestra Limited (since June 1997) and Chairman of Energy Supply Association of Australia Limited (since November 2005). He is a councillor of the Australian Petroleum Production and Exploration Association and of the Australian Graduate School of Management. He is a past director and Chairman of Oil Company of Australia Limited (August 1994 to October 2003) and of the Australian Gas Association. He has a Civil Engineering degree and a Master of Management.

Bruce G Beeren
Non-executive Director
Aged 57

Bruce Beeren joined the Board in March 2000 and is a member of the Audit, Nomination, and Health, Safety & Environment committees. With over 30 years experience in the energy industry, he was Chief Executive Officer of VENCorp when it was established, and held several senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. Bruce Beeren retired from his position as executive director on 31 January 2005, and continues on the Origin Energy Board as a non-executive director. He is a director of Contact Energy (since October 2004) Envestra Limited (since May 2000), Coal & Allied Industries Limited (since July 2004), Baycorp Advantage Limited (since September 2004) and Equipsuper Pty Limited (since August 2002). He has a Science degree, a Commerce degree and a Master of Business Administration, and is a fellow of CPA Australia and the Australian Institute of Company Directors.

Bruce Beeren's extensive energy industry experience and financial expertise has proven valuable, and he brings to the Board an understanding of the key issues that the company faces.



Left to right
H Kevin McCann AM
Grant A King
Bruce G Beeren
Trevor Bourne
Colin B Carter
Helen M Nugent AO
J Roland Williams CBE

Trevor Bourne
Independent Non-executive Director
Aged 60

Trevor Bourne joined the Board in February 2000 and is Chairman of the Remuneration Committee and a member of the Nomination and Health, Safety & Environment committees. He retired in December 2003 as Chief Executive Officer of Tenix Investments Pty Limited. Prior roles include Managing Director of Brambles Australia Limited, and several directorships in Brambles subsidiaries and joint-ventures. Trevor Bourne is Chairman of Hastie Group Limited (since November 2004), a director of Coates Hire Limited (since February 2004), a director of Caltex Australia Limited (since March 2006) and Lighting Corporation Limited (since February 2004). He has a Mechanical Engineering degree (with Merit) and a Master of Business Administration.

His broad business background and his leadership experience ensures that he brings to the Board an understanding of the key issues that will drive the company's success.

Colin B Carter
Independent Non-executive Director
Aged 63

Colin Carter joined the Board in February 2000 and is Chairman of the Health, Safety & Environment Committee and a member of the Remuneration and Nomination committees. Previously a management consultant at The Boston Consulting Group, he is now a Senior Advisor to that firm. Colin Carter currently holds directorships of Melbourne 2006 Commonwealth Games Corporation Pty Limited, Wesfarmers Limited (since September 2002), SEEK Limited (since March 2005) and several not-for-profit organisations. He is also Chairman of the Indigenous Enterprise Partnerships and is a Commissioner of the Australian Football League. He has a Commerce degree and a Master of Business Administration.

He brings wide industry knowledge and experience in strategy and governance issues to Board deliberations.

Helen M Nugent AO
Independent Non-executive Director
Aged 57

Helen Nugent joined the Board in March 2003 and is a member of the Audit, Remuneration, Nomination and Health, Safety & Environment committees.

She is an experienced professional non-executive director, who is currently Chairman of Swiss Re Life and Health (Australia) and Funds SA, as well as being a director of Macquarie Bank (since June 1999), Freehills and UNiTAB (since July 1999). Previously, she has been a director of Carter Holt Harvey (from May 2003 to January 2006) and United Energy.

Prior to becoming a non-executive director, she was Director of Strategy at Westpac Banking Corporation; Professor in Management and Director of the MBA programme at the Australian Graduate School of Management; and a partner with McKinsey & Company, where she specialised in financial services and mining. Helen Nugent has a Bachelor of Arts (Hons) Degree, a Doctorate of Philosophy from the University of Queensland and a Master of Business Administration from the Harvard Business School. She is a fellow of the Australian Institute of Company Directors.

Her extensive commercial, risk management and strategic expertise, and her experience on the boards of a number of major companies, have been of value to the Board.

J Roland Williams CBE
Independent Non-executive Director
Aged 67

Roland Williams joined the Board in February 2000 and is Chairman of the Audit Committee and a member of the Nomination and Health, Safety & Environment committees. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited prior to which he held the positions of Managing Director, Shell International Gas, and President, Shell Coal International. Roland Williams was previously a director of Woodside Petroleum (1995-1999), Chairman of Australian Magnesium Corporation Limited (2000-2003) and a director of United Group Limited (1999-2003). He is a director of Boral Limited (since 1999) and a Council Member of Australian Strategic Policy Institute Limited. He holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy, and is a fellow of the Australian Institute of Company Directors.

His extensive experience in the petroleum and resources industry and broad commercial expertise has proven valuable to the Board and in his role as Chairman of the Audit Committee.



Senior management team



Karen Moses
Chief Operating Officer, Australia
Aged 49

Karen Moses joined Boral Energy (now Origin Energy) in December 1994 and is responsible for effectively managing the integrated operations of Origin Energy within Australia including oil and gas production; power generation; distribution asset management; and natural gas, electricity and LPG trading and retailing. She is a director of Contact Energy Limited, Energy and Water Ombudsman (Victoria) Limited, and the Centre for Engineering Leadership and Management – as well as a director of Victorian Energy Networks Corporation (VENCorp), and Chair of its Safety and Emergency Committee. Prior to joining Origin Energy, Karen held development and trading roles with the Exxon Group (1983-94). She has a Bachelor of Economics and a Diploma of Education from the University of Sydney, and is a member of the Australian Institute of Energy and the Australian Institute of Company Directors.



Andrew Stock
Executive General Manager
Major Development Projects
Aged 54

Andrew Stock joined Boral Energy (now Origin Energy) in December 1984 and is responsible for major capital development projects in upstream petroleum and power generation, and the low-emissions technology businesses. He is a director of Geodynamics Limited. Prior to joining Origin Energy, Andrew held senior management positions in energy marketing, oil and gas, and petrochemical industries. He has a Bachelor of Chemical Engineering (Honours) from the University of Adelaide, is a Fellow of the Institution of Engineers Australia, and a member of the Australian Institute of Company Directors.



Robbert Willink
Executive General Manager
Exploration
Aged 53

Rob Willink joined SAGASCO Resources (now Origin Energy) in 1988 and is responsible for oil and gas exploration. Prior to joining Origin Energy, he was a petroleum geologist with Shell in Australia, Oman and Turkey, and was a senior lecturer in petroleum geology at the University of Adelaide (1997). Rob has a Bachelor of Science (Honours) from the University of Tasmania and a Doctorate in Philosophy (Geology) from The Australian National University. He is a member of the Petroleum Exploration Society of Australia and the Australian Petroleum Production and Exploration Association's Exploration Committee.



Frank Calabria
Chief Financial Officer
Aged 38

Frank Calabria joined Origin Energy in November 2001 and is responsible for the finance, procurement and information technology functions. Prior to joining Origin Energy, he held senior finance positions with Pioneer International Limited, Hanson plc and Hutchison Telecommunications. Frank has a Bachelor of Economics from Macquarie University and a Masters of Business Administration (Executive) from the Australian Graduate School of Management. He is an Associate of the Institute of Chartered Accountants of Australia and a Fellow of the Financial Services Institute of Australasia.



Gary Stanford
Executive General Manager,
Corporate Development
Aged 46

Gary Stanford joined Boral Energy (now Origin Energy) in 1996 to establish an electricity trading operation for the company. He is responsible for planning and business development, investor relations and public and government affairs and was previously General Manager, Energy Risk Management. Prior to joining Origin Energy, Gary held senior positions in the New South Wales Government owned generator Pacific Power's Treasury Group. He has a Bachelor of Commerce from the University of New South Wales and a Masters of Applied Finance from Macquarie University. Gary is also a Fellow of the Financial Services Institute of Australasia and is a Certified Finance and Treasury Professional (Snr) of the Finance and Treasury Association.



Maree Taylor
Executive General Manager
Human Resources,
Health, Safety & Environment
Aged 47

Maree Taylor joined Origin Energy in September 2005 and is responsible for human resources and our Health, Safety and Environment Management System. Prior to joining Origin Energy, she was Vice President, Human Resources (Europe, Middle East and Africa) for Computer Sciences Corporation and Human Resources Director for Apple Computer Australia and Sterling Pharmaceuticals. Maree has a Bachelor of Arts and a Diploma of Education from the University of Newcastle, and a Masters of Management from Macquarie University.



Bill Hundy
Company Secretary
Aged 48

Bill Hundy joined Origin Energy in July 2001, and is responsible for the company secretarial, insurance, legal and compliance functions. Prior to joining Origin Energy, he was company secretary for Email Limited and Placer Pacific Limited. Bill has a Bachelor of Law and Bachelor of Commerce from the University of New South Wales. He is a Fellow of the Chartered Institute of Secretaries and the Australian Institute of Company Directors.

Origin Energy's Board and management are committed to acting responsibly, ethically and with the highest standards of integrity as the company strives to create shareholder value.

This requires sound corporate governance principles and practices to be adopted by the Board and implemented, with commitment, through all levels of management and staff.

This statement reflects the practices of Origin Energy during the year and to the date of this report.

1. Compliance with the ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ('recommendations').

At the date of this report, Origin Energy considers that its governance practices comply with all of the 'recommendations' as disclosed in the following statement. A table summarising Origin Energy's compliance with the 'recommendations' is available on the company's website at www.originenergy.com.au.

2. Board of Directors

The Board of Directors comprises six non-executive directors and one executive director, the managing director.

The current Board composition, with details of directors' skills, experience and special expertise is set out on pages 30 and 31 of this annual report and on the company's website, www.originenergy.com.au.

ASX Best Practice Recommendation 2.5

2.1 Board role and responsibilities

The Board is accountable to shareholders for the performance of the company.

The Board has formalised its roles and responsibilities into a charter that defines the matters that are reserved for the Board, and has approved specific matters that are delegated to management.

Specific responsibilities of the Board include:

- Approving the strategic direction, policies and budgets of the company and seeing that these are followed.
- Approving major investments and monitoring the return on those investments.
- Monitoring financial performance, including approval of the annual and half year financial statements and reports.
- Appointing the managing director and monitoring the performance of the managing director and senior management.
- Overseeing the remuneration, development and succession planning for the managing director and senior management and requiring that appropriate human resource management systems are in place.
- Approving the risk profile of the company and the company's financial capacity to absorb risk.
- Requiring that appropriate risk management systems are established and reports on performance are regularly reviewed.
- Reviewing and approving the company's compliance systems and corporate governance principles.
- Requiring that the company provides continuous disclosure of information to the investment community, and that shareholders have all information they reasonably require to make informed assessments of the company's prospects.
- Overseeing the company's commitment to its values, sustainable development, the environment, and the health and safety of its employees and contractors.
- Overseeing the protection and enhancement of the company's reputation.

The Board has delegated to management responsibility for managing day-to-day operations in accordance with policies, the code of conduct and delegated limits of authority approved by the Board. The limits of authority define matters that are delegated to management and those that require Board approval, and are reviewed regularly.

Origin Energy's Board Charter is on the company's website.

ASX Best Practice Recommendations 1.1, 7.3

2.2 Board size and composition

Directors determine the Board's size and composition, within the limits imposed by the Constitution. The Constitution provides that the maximum number of directors is 12, and the minimum is five. The size of the Board has been set at seven directors.

As at 30 June 2006, the seven directors comprised five independent non-executive directors, one non-executive non-independent director and one executive director.

ASX Best Practice Recommendation 2.1

2.3 The selection and role of the chairman

The Board selects the chairman from among its non-executive directors.

The chairman is responsible for leading the Board and helping it to operate effectively. In this role he must ensure that Board activities are organised and efficiently conducted, directors are properly briefed for meetings and that all Board members have an opportunity to contribute to its deliberations.

The role and responsibilities of the chairman are separate from that of the chief executive officer. The chairman is a non-executive director who seeks to foster a good working relationship with the managing director and chief executive officer, and in turn with him and the Board.

The current Chairman, Kevin McCann, is a non-executive independent director appointed by the Board.

ASX Best Practice Recommendations 2.2, 2.3

2.4 Directors' independence

Origin Energy recognises that independent directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the company.

The Board has adopted a policy that it should comprise a majority of non-executive directors and a majority of independent directors.

The Board has determined a definition of an independent director based on its assessment of best practice and having regard to the nature of Origin Energy and its businesses. This definition is available on the company's website.

Each year, the Board assesses the independence of its non-executive directors in light of the interests disclosed by those directors. On 30 August 2006, the Board formed the view that the Mr Kevin McCann, Dr Roland Williams, Dr Helen Nugent, Mr Trevor Bourne and Mr Colin Carter were independent. Those directors satisfy the definition of independence as adopted by Origin Energy and the definition within the ASX Best Practice Recommendation Guidelines.

Origin Energy is a supplier of energy related products and services to commercial and mass market customers. As such it also supplies those products and services to directors and associates of the directors in the ordinary course of business. The Board has determined that such supply arrangements do not amount to significant contractual arrangements which impact upon the independence of directors. None of the affected directors participate in any supply contract negotiation or award, many of which are decided in competitive tender.

ASX Best Practice Recommendations 2.1, 2.5

2.5 Avoidance of conflicts of interest by directors
In accordance with the Corporations Act, any director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

The Board has adopted a protocol that any director who may have a conflict of interest will not participate in any meeting to consider or vote on the matter giving rise to that conflict.

Where any transactions are to be considered by the Board that relate to directors or their related parties, or where any potential conflicts of interest arise, the directors concerned are required to declare their interests in any dealings between the company and their related parties. Where appropriate, directors with such interests take no part in decisions and do not participate in discussions nor receive any papers from the company pertaining to those matters. The Board regularly reviews the register of directors' interests and related parties and all new declarations by directors are advised to all other directors.

ASX Best Practice Recommendation 3.1

2.6 Meetings and the work of the Board
The Board holds 11 scheduled meetings a year, including a two-day strategic planning session. If required, the Board typically has unscheduled meetings to deal with matters requiring decision between scheduled meetings. It also made site visits to company operations in Adelaide and at Lang Lang in Victoria in the course of the year.

For each Board meeting, an agenda is prepared by the managing director, chairman and company secretary to ensure that there is adequate coverage of operational, financial, strategic, regulatory and other major risk areas.

Executive management regularly attends Board meetings to report on specific matters. Each month directors receive an operating report, health, safety and environment report and reports from the chief financial officer and the company secretary on secretarial and legal matters. It also receives reports on all major projects in the course of construction. As appropriate it will receive other reports on matters relating to the company and its operations.

In conjunction with, or in addition to, scheduled Board meetings, the non-executive directors meet without the executive directors or management. During the year, the non-executive directors met one time without the presence of executives and dealt with matters relating to succession planning, key strategic issues and Board operation and effectiveness.

2.7 Performance reviews

Directors
The Board reviews the individual performance of directors who are seeking re-election at the next annual general meeting. The directors not seeking re-election undertake this review, and make recommendations to shareholders regarding the directors standing for re-election. The review covers the directors' understanding of the company's business, preparation, relationship with other directors and management, awareness of ethical and governance issues and overall contribution. The term of each non-executive director is three years, which is renewable for further terms on the review and approval of the other directors, and re-election by shareholders at an annual general meeting.

During the year, the Board reviewed the performance of Kevin McCann and Helen Nugent who are required to stand for re-election at the annual general meeting in October 2006. The review included consideration of their expertise, skill and experience, as well as their performance and contribution to the work of the Board during their time of office. The results were discussed individually with the directors concerned and then considered by the whole Board – other than the director under review. The Board found that Kevin McCann and Helen Nugent have performed well and continue to make valuable contributions to the Board. The Board concluded that the two directors should be proposed for re-election and their recommendation is included in the notice convening the annual general meeting.

The Board
Every second year, the directors review the whole Board and Board committees. This review covers many aspects of the Board activities and work program. It includes assessment of time commitments, the efficiency of Board meetings and overall contribution of the Board to strategy, monitoring, compliance and governance. The process adopted this year involved each director and senior management completing a questionnaire. The questionnaire enabled directors and managers to raise any issues they had relating to the Board, or a committee of the Board. The questionnaire covered:

- Board composition and structure.
- Board contribution to developing and implementing strategy.
- Interaction between the board and management, and between directors.
- Board processes for monitoring management and business performance.
- Operation of the Board, including conduct of meetings, agenda preparation and time management.

The chairman conducted individual interviews to discuss the questionnaire with each of the directors and the results were then discussed at a meeting of the whole board where initiatives to improve or enhance Board performance and effectiveness were discussed and recommended.

The Board intends to undertake a comprehensive review of Board succession and compensation later this year.

ASX Best Practice Recommendation 8.1

Key executives
The Board oversees the performance of the managing director and key executives.

Each year, the Board assesses the managing director's performance and he also presents a stewardship report to the Board. The presentation includes financial performance, growth, the economic and business environment, human resources and other achievements.

The performance of key executives is reviewed by the managing director each year and presented to the Board. The presentation includes financial performance as well as the meeting of personal objectives set at the beginning of the year.

The performance reviews of the managing director and key executives are considered by the Remuneration Committee in assessing future fixed remuneration and awarding performance-related remuneration in the form of short-term and long-term incentives. This is described further in the Remuneration Report on page 41.

ASX Best Practice Recommendation 8.1

2.8 Nomination and appointment of new directors
The Board's Nomination Committee nominates and recommends new directors. The whole Board decides on the appointment of new directors. In considering new appointments, the Board assesses the suitability of a prospective director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering the present and future needs of the company. The Board recognises that it is important that it undergoes regular renewal through a review of its membership. The Nomination Committee manages policy for identifying and appointing new directors. Criteria applied in selecting and appointing new directors, include:

- Outstanding capability and business acumen with broad senior commercial experience.
- Cultural fit with the existing Board, and empathy with the company's culture.
- High level of personal integrity and an enquiring mind.
- An ability to work within a team.
- An independent mind and freedom from conflicts that may affect the ability to act independently.
- Time available to meet the commitment required.

In addition, the composition of the Board should be such that the directors must work together effectively to combine and leverage their skills, knowledge and experience to provide leadership to the company in generating value for shareholders and meeting the expectations of other stakeholders.

In seeking candidates the Nomination Committee is able to engage consultants to identify or assess candidates for new positions. The Nomination Committee will make a recommendation to the full Board which will decide on new appointments. All appointments of non-executive directors made by the Board are subject to re-election by shareholders.

New directors are provided with a letter of appointment, setting out their responsibilities, rights and the terms and conditions of employment. New directors participate in a comprehensive induction program through which they are briefed by management on financial, strategic, operational and risk management issues.

Origin Energy's Constitution provides for new directors appointed by the Board to stand for election by the shareholders at the following annual general meeting and for all directors, other than the managing director, to stand for re-election every three years. An election of directors is held at every annual general meeting.

ASX Best Practice Recommendation 2.5

2.9 Board access to information and advice
Directors have a right of access to company employees, advisers and records. In relation to their duties and responsibilities, directors have access to the advice and counsel of the chairman and company secretary and have the right to seek independent professional advice at the company's expense if required, after prior consultation with the chairman.

As approved by shareholders, the company has entered into a Deed of Access with each director giving them a right of access to all documents that were provided to them during their time in office, for a period of seven years after ceasing to be a director.

ASX Best Practice Recommendation 2.5

3. Board committees

3.1 Committee structure and membership
The Board has established four Board committees to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The four committees address audit; nominations; remuneration; and health, safety and the environment.

Each of these committees has a written charter approved by the Board. The charters set out the committees' corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committee is to operate. Minutes of committee meetings are tabled at the next Board meeting and additional requirements for specific reporting by the committees to the Board are addressed in the committee charters.

All charters are required under their terms to be reviewed annually and all were reviewed during the year prior to June 2006. All revised charters are available on the company's website.

3.2 Audit Committee
The Audit Committee comprises four non-executive directors, three of whom are independent directors:

Dr J Roland Williams (Chairman)	(non-executive independent)
Mr H Kevin McCann	(non-executive independent)
Dr Helen M Nugent	(non-executive independent)
Mr Bruce G Beeren	(non-executive)

The Audit Committee oversees the structure and management systems that ensure the integrity of the company's financial reporting.

The Audit Committee has appropriate financial expertise and all members have an understanding of the industries in which Origin Energy operates. The chairman of the Audit Committee may not be the chairman of the Board.

The committee meets a minimum of four times per year and during the past year met five times. An agenda for each meeting is prepared with comprehensive papers circulated to the committee members for each meeting. Both the internal and external auditors attend committee meetings. The managing director attends meetings at the invitation of the chairman of the committee.

The Audit Committee reviews the half yearly and annual financial reports and makes recommendations to the Board on the adoption of the financial statements. The committee provides the Board with additional assurance regarding the quality and reliability of financial information. The committee has the authority, within the scope of its responsibilities, to seek information from any employee or external party.

The internal auditor and the external auditor have direct access to the chairman of the Audit Committee and meet with the committee without executive directors or other management present at each scheduled meeting.

The committee reviews the independence of the external auditor including the nature and level of non-audit services provided and reports to the full Board on this issue every six months.

The Charter of the Audit Committee is available on the company's website.

ASX Best Practice Recommendations 4.2, 4.3, 4.4, 4.5

3.3 Remuneration Committee

Four independent non-executive directors are the members of this committee:

Mr Trevor Bourne (Chairman)	(non-executive independent)
Mr H Kevin McCann	(non-executive independent)
Mr Colin B Carter	(non-executive independent)
Dr Helen M Nugent	(non-executive independent)

The aims of the committee are to ensure that remuneration is consistent with market practice and that the company is able to attract, develop and retain its people. As required by the committee, the managing director is invited to attend meetings to discuss senior executives' performance and remuneration.

The remuneration of the managing director and senior executives is reviewed annually by this committee against the performance of both the company and the individual with appropriate recommendations then made to the Board.

The Committee also oversees the preparation of the remuneration report and the supporting governance procedures. The Committee monitors the company's policies on remuneration including:

- General remuneration practices
- Performance management
- Share plans and incentive schemes
- Superannuation
- Recruitment and termination.

The Remuneration Committee met four times during the year. The Remuneration Committee Charter is available on the company's website and further information on remuneration is provided in the Remuneration Report on pages 41 to 55.

ASX Best Practice Recommendations 9.2, 9.5

3.4 Health, Safety and Environment Committee

To oversee Origin Energy's commitment to health, safety and the environment, the Company has a Health, Safety and Environment Committee with all its directors as members:

Mr Colin B Carter (Chairman)	(non-executive independent)
Mr H Kevin McCann	(non-executive independent)
Mr Trevor Bourne	(non-executive independent)
Dr Helen M Nugent	(non-executive independent)
Dr J Roland Williams	(non-executive independent)
Mr Bruce G Beeren	(non-executive)
Mr Grant A King	(executive)

A report on health, safety and the environment is made to each Board meeting. The Health, Safety and Environment Committee met separately on three occasions during the year to undertake a more comprehensive review. The committee seeks to establish, maintain and monitor practices that protect employees, contractors and the general public, as well as striving for best practice in sustainable environmental management.

The Health, Safety and Environment Committee Charter is available on the company's website.

3.5 Nomination Committee

The Nomination Committee comprises six non-executive directors, five of whom are independent directors:

Mr H Kevin McCann (Chairman)	(non-executive independent)
Mr Trevor Bourne	(non-executive independent)
Mr Colin B Carter	(non-executive independent)
Dr Helen M Nugent	(non-executive independent)
Dr J Roland Williams	(non-executive independent)
Mr Bruce G Beeren	(non-executive)

The Nomination Committee supports and advises the Board to ensure that the Board is comprised of the individuals who are best able to discharge the responsibilities of directors. This is achieved by:

- Assessing the skills required by the Board
- Conducting reviews of the Board
- Establishing processes to identify suitable Board candidates
- Recommending directors' appointment, and Board and committee structures.

The Nomination Committee met twice during the year. The Committee Charter is available on the company's website.

ASX Best Practice Recommendations 2.4, 2.5

4. External audit

4.1 External audit role
The Board regards the external auditor as a key protector of shareholders' interests and believes that the auditor's independence is essential to ensuring that the company's financial reports are true and fair and meet the highest standards of financial integrity.

4.2 External audit policy
The company has adopted a policy to monitor and maintain the independence of the external auditor and which governs the relationship between the auditor and the Board and management.

Key policy elements are:

- Commitments required from the external auditor in relation to its ongoing independence, including six-monthly independence declarations and a two-year delay before engagement or review partners can be employed by Origin Energy.
- Audit partner rotation at least every five years with a two-year cooling off period.
- Guidance on the provision of non-audit services by the external auditor including general and specific examples of prohibited services and details of the approval process for any acceptable non-audit services proposed.
- Responsibilities and processes relating to the selection, appointment, review and removal of the external auditor.

Mr David Rogers was the KPMG Audit Partner for Origin Energy from 2000 to 2005. In accordance with this policy, Mr Rogers retired as audit partner and was replaced by Mr Duncan McLennan for the 2006 Audit.

The Audit Committee reviewed the auditor's independence and confirmed, at the half-year and year-end, that the auditor had retained independence in accordance with the policy.

ASX Best Practice Recommendation 4.5

4.3 Attendance at annual general meetings
Origin Energy's external auditor attends the annual general meeting and is available to answer shareholder questions.

ASX Best Practice Recommendation 6.2

5. Risk management compliance and internal controls

The Board has adopted an overarching policy, which governs the overall approach of the company to managing risk.

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management and internal control systems. The company's policies are designed to ensure strategic, operational, legal, reputational, commodity and financial risks are identified, assessed, addressed and monitored to enable achievement of the company's business objectives. Specific risks are covered by insurance and Board approved policies for hedging of interest rates, foreign exchange rates and commodities. Key areas of risk, such as commodity exposures, exchange rates, health and safety and project development are reported monthly to each board meeting. A general review of all major risks was undertaken across the company for all corporate, operational and development activities. Major risks were specifically reported to the board with a description of controls and risk treatment plans.

The Board requires the company and its executives to conduct all business activities in a manner that complies both with the law and Board approved delegated limits of authority. Controls at the Board, executive and business unit levels are designed to safeguard the company and stakeholders' interests including compliance with authority limits, occupational health and safety, employment practices, environmental matters and trade practices.

Considerable importance is placed on maintaining a strong control environment across all corporate and operational activities and in the development and construction of major projects. The organisational structure has clear lines of accountability. Detailed control procedures cover management accounting, financial reporting, environment, health and safety, information technology, security, compliance and project development. The internal audit function has a mandate for reviewing and recommending improvements to controls, processes and procedures used by the company across its corporate and business activities. Internal audit reports to both business unit management and the Audit Committee.

In addition to ongoing management review, detailed questionnaires on key aspects of operational and financial risks are completed half-yearly and reviewed by senior management and the Audit Committee, and reported to the Board.

When presenting financial statements for approval the managing director and chief financial officer provide a formal statement to the Board that:

- The company's financial statements present a true and fair view in all material respects of Origin Energy's financial condition and operational results and are in accordance with the relevant accounting standards.
- The company's financial statements are founded on a sound system of risk management and internal compliance and control, which implements policies adopted by the Board.
- The risk management and internal control systems are sound and operating effectively in all material respects.

This process was completed in February 2006 and July 2006 in conjunction with the half-year and year-end reporting periods.

The company's Risk Management Policy is available on the company's website.

ASX Best Practice Recommendations 4.1, 7.1, 7.2, 7.3

6. Remuneration

6.1 Executive remuneration
The Board, through the Remuneration Committee, ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop talented people and deliver value to shareholders.

Further information on this and Origin Energy's Remuneration Policy, as well as details of the remuneration of Key Management Personnel and the five highest paid executives of the company and its controlled entities, is provided in the Remuneration Report on pages 41 to 55.

Origin Energy's Remuneration Policy is available on the company's website.

ASX Best Practice Recommendations 8.1, 9.1, 9.2, 9.3, 9.4, 9.5

6.2 Remuneration of non-executive directors
Non-executive directors are remunerated separately from executive management.

Further information on the remuneration of non-executive directors is included in the Remuneration Report on pages 46 to 49.

ASX Best Practice Recommendations 9.1, 9.3, 9.5

7. Corporate responsibility and sustainability

7.1 Sustainability
Origin Energy is committed to ensuring that all aspects of its activities as they impact upon shareholders, the environment and the community in which it operates, are sustainable. More information on Origin Energy's environmental performance and commitment to stakeholders is set out on pages 26 to 28 of the annual report. Origin Energy also produces an annual sustainability report, covering the company's environmental, social and economic impacts. The report is available on the company's website.

ASX Best Practice Recommendations 3.1, 10.1

7.2 Conduct
Compliance with the law and acting with a high level of integrity is expected of all directors and employees.

Origin Energy has adopted a statement of principles, commitments and values that are set out on pages 4, 6 and 7 of this annual report.

Consistent with these principles, commitments and values, Origin Energy has developed and implemented policies that govern the conduct of directors and employees in their pursuit of company objectives.

Origin Energy has implemented a 'whistleblower' policy and encourages the reporting of unlawful and unethical behaviour. Origin Energy promotes, and monitors compliance with, its policies and is committed to protecting those who report breaches in good faith.

A summary of Origin Energy's Code of Conduct is available on the company's website.

ASX Best Practice Recommendations 3.1, 3.3, 10

7.3 Securities dealings
Origin Energy has adopted a policy concerning trading in the company's securities by directors, officers and employees.

The policy precludes directors, officers and all employees of Origin Energy from dealing in securities in the company from 1 July each year until announcement of preliminary final results, and from 1 January each year until announcement of half-yearly results. Share trading by a director, or any officer or employee of the company is prohibited at any time if they are in possession of price-sensitive information that is not available to the market and that could reasonably be expected to influence the market. Directors and employees may not engage in short-term dealings in securities of the company at any time.

Executives are prohibited from entering into hedging transactions which limit the downside risk of any unvested equity based incentives.

Directors and senior management must give prior notification for any proposed dealing to the company secretary. Any transaction conducted by directors in shares of the company is notified to the ASX and all other directors. Each director has entered into an agreement with the company to provide information to allow the company to notify the ASX of any share transaction within five business days.

Origin Energy's Dealing in Securities Policy is available on the company's website.

ASX Best Practice Recommendations 3.2, 3.3

7.4 Continuous disclosure and shareholder communications
Origin Energy has established written policies and procedures to ensure compliance with its continuous disclosure obligations and to ensure accountability at a senior management level for that compliance.

Origin Energy is committed to the provision of timely, full and accurate disclosure and keeps the market informed by quarterly releases detailing its exploration, development and production activities, as well as providing an annual report and half-yearly report to shareholders. Origin Energy discloses all material matters to the ASX and the media immediately as required by ASX Listing Rules, with all releases posted on the company's website immediately after release to the ASX.

The company has complied throughout the year with its obligations to provide continuous disclosure of information to the market. The company secretary is primarily responsible for communications with the ASX and the company's compliance with ASX listing rules obligations.

Copies of investment presentations are released to the ASX and promptly posted to the company's website, as are other reports not material enough for an ASX announcement. Shareholders are able to subscribe to an email notification service to receive immediate notice of any announcements released by the company.

Origin Energy's external auditor attends each annual general meeting. The company respects and implements a shareholders' right to ask questions of the auditors as to the conduct of the audit and the preparation of the auditor's report. Origin Energy broadcasts its major results announcements and annual general meetings on its website.

The Continuous Disclosure Policy and Origin Energy's strategy on communications with shareholders are available on the company's website.

In accordance with the Corporations Act 2001, the directors of Origin Energy Limited report on the company and the consolidated entity, being the company and its controlled entities (Company), for the financial year ended 30 June 2006.

1. Directors

The directors of Origin Energy Limited at any time during, or since the end of the financial year, are:

H Kevin McCann (Chairman)
Grant A King (Managing Director)
Bruce G Beeren
Trevor Bourne
Colin B Carter
Helen M Nugent
J Roland Williams

2. Directors' and secretary's qualifications, experience and special responsibilities

Information relating to current directors' qualifications, experience and special responsibilities, and the qualifications and experience of the Company Secretary is set out on pages 30 to 32 of the 2006 annual report.

3. Directors' meetings

The number of directors' meetings, including Board committee meetings, and the number of meetings attended by each director during the financial year are shown in the table below.

	Board meetings		Meetings of Board committees: Audit		Remuneration		HSE		Nomination	
Directors	H	A	H	A	H	A	H	A	H	A
H K McCann	15	15	5	4	4	4	3	3	2	2
G A King	15	15					3	3		
B G Beeren	15	15	5	5			3	3	2	1
T Bourne	15	14			4	4	3	3	2	2
C B Carter	15	14			4	4	3	3	2	1
H M Nugent	15	15	5	5	4	4	3	3	2	2
J R Williams	15	14	5	5			3	3	2	2

H: Number of meetings held during the time that the director held office or was a member of the committee during the year. There were 10 scheduled meetings and five unscheduled Board meetings held during the year. All directors attended all scheduled meetings.
A: Number of meetings attended.

4. Directors' shareholdings

The relevant interests of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with section 205G (1) of the Corporations Act 2001, at the date of this report were:

Director	Ordinary shares and prescribed interests as at 30 August 2006	Options over ordinary shares as at 30 August 2006	Ordinary shares and prescribed interests in Contact Energy Limited as at 30 August 2006
H K McCann	253,286	–	–
G A King	244,769	2,250,000(1)	–
B G Beeren	554,420	800,000(2)	1,032
T Bourne	38,350	–	–
C B Carter	30,958	–	–
H M Nugent	14,046	–	–
J R Williams	33,658	–	–

Exercise price for share options:
(1) 750,000: $3.04, 500,000: $4.15, 500,000: $5.98, 500,000: $7.21
(2) 250,000: $3.04, 275,000: $4.15, 275,000: $5.98

5. Dividends

Dividends paid during the year by Origin Energy Limited were as follows:

	$'000
Final dividend of 8 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2005, paid on 26 September 2005.	63,334
Interim dividend of 9 cents per ordinary share, fully franked at 30%, for the half year ended 31 December 2005, paid on 20 March 2006.	71,445

In respect of the current financial year, the directors have declared a final dividend:

	$'000
Final dividend of 9 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2006. Payable on 29 September 2006.	71,490

6. Principal activities

The Company operates energy businesses including:

- exploration and production of oil and gas
- electricity generation
- wholesale and retail sale of electricity and gas
- investment in, and the management of, utility infrastructure.

There were no changes to these principal activities during the year.

7. Review of operations

Origin Energy reported a net profit after tax and minority interests of $331.9 million for the financial year ended 30 June 2006, a 10 percent increase on the A-IFRS adjusted profit of $301.2 million for 2004/05.

The Company's operations during the year, and the results of those operations, are described in the Managing Directors' Review and on pages 12 to 29 of the 2006 annual report.

8. Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Company during the year, which are not disclosed in the Managing Director's Review or in the Concise Financial Report.

9. Future developments, business strategies and prospects

Information relating to likely developments in the Company's operations, the expected results of those operations, the Company's business strategies and prospects is contained in the Chairman's Message, the Managing Director's Review and on pages 12 to 29 of the 2006 annual report.

10. Environmental regulation and performance

The Company's operations are subject to significant environmental regulation under Commonwealth, State and Territory legislation. There have not been any breaches of significant environment regulations by the Company during the year. Additional information on the Company's performance in relation to environmental regulation is detailed on page 27 of the 2006 annual report.

11. Events subsequent to balance date

No matters or circumstances have arisen since 30 June 2006, which have significantly affected, or may significantly affect:

i) the Company's operations in future financial years
ii) results of those operations in future financial years
iii) the Company's state of affairs in future financial years.

12. Auditor independence

There is no former partner or director of KPMG, the Company's auditors, who is or was at any time during the year ended 30 June 2006 an officer of the Origin Energy group. The auditor's independence declaration (made under section 307C of the Corporations Act 2001) is set out below and forms part of this report.

13. Non-audit services

Details of the amounts paid, or payable, to the Origin Energy group auditor KPMG, for non-audit services provided by that firm during the year, are shown in note 25 to the Full Financial Statements. In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those non-audit services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- All non-audit services were subject to the corporate governance procedures that had been adopted by the Company and were below the pre-approved limits imposed by the Audit Committee.
- All non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.
- There were no known conflict of interest situations, nor any circumstance arising out of a relationship between the Company (including its directors and officers) and the auditor that may impact on auditor independence.

14. Indemnities and insurance for directors and officers

Under Origin Energy's Constitution, it must indemnify current and past directors, secretaries and senior managers against all liabilities to other persons (other than the Company or a related body corporate) that may arise from their positions as directors, secretaries or officers of Origin Energy Limited and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. Origin Energy has entered into agreements with current directors, and certain former directors, whereby it will indemnify those directors from all liability in accordance with the terms of the Constitution for a period of seven years after they cease to be directors.

The agreements stipulate that Origin Energy Limited will meet the full amount of any such liabilities, including costs and expenses.

Since the end of the previous financial year, the Company has paid insurance premiums in respect of directors' and officers' liability, and legal expense insurance contracts for current and former directors and officers, including executive officers and directors of Origin Energy Limited and executive officers and secretaries of its controlled entities.

15. Rounding off

Origin Energy Limited is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

16. Remuneration

The Remuneration Report is set out on pages 41 to 55, and forms part of this report.

Signed in accordance with a resolution of directors:

Kevin McCann, Chairman
Sydney, 30 August 2006

Lead Auditor's Independence Declaration under section 307C of the Corporations Act 2001

To the Directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006 there have been:

a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG
Sydney, 30 August 2006

Duncan McLennan
Partner

Remuneration Report Overview

1. **Board oversight of remuneration**
   - 1.1 Remuneration Committee
   - 1.2 Independent remuneration advice
2. **Remuneration objective and strategies**
   - 2.1 Objective
   - 2.2 Strategies
   - 2.3 Performance
3. **Executive remuneration**
   - 3.1 Executive remuneration structure
   - 3.2 Fixed remuneration
   - 3.3 At-risk remuneration
     - 3.3.1 Short-term incentives
     - 3.3.2 Long-term incentives
       - 3.3.2.1 Proposed long-term incentives
       - 3.3.2.2 Senior Executive Option Plan
       - 3.3.2.3 Performance Share Rights Plan
       - 3.3.2.4 Long-term incentive performance conditions
4. **Contractual arrangements of executive directors and Senior executives**
   - 4.1 Managing Director
   - 4.2 Senior executives
5. **Employee Share Plan**
6. **Non-executive director remuneration**
   - 6.1 Policy
   - 6.2 Non-executive director fee structure
7. **Director and key management personnel remuneration and other disclosures**
   - 7.1 Key management personnel
   - 7.2 Remuneration
     - 7.2.1 Compensation table
   - 7.3 Equity instruments
     - 7.3.1 Value of options granted, exercised and lapsed
     - 7.3.2 Options and rights over equity instruments granted as compensation
     - 7.3.3 Exercise of options granted as compensation
     - 7.3.4 Option holdings
     - 7.3.5 Equity holdings and transactions
     - 7.3.6 Vesting profile

This report forms part of the Directors' Report for the year ended 30 June 2006.

1. Board oversight of remuneration

1.1 Remuneration Committee

The Board Remuneration Committee oversees remuneration and is responsible for making recommendations to the Board on remuneration policy and packages applicable to the Board and senior executives.

The composition and functions of the Remuneration Committee is set out on page 36 in the Corporate Governance statement. The Charter of the Remuneration Committee is available in full on the Company's website www.originenergy.com.au.

1.2 Independent remuneration advice

The Remuneration Committee engages external advisors on matters relating to compensation. All advisors selected are independent and engaged solely on the basis of their competency in the relevant field. During the year, it obtained advice and services from the following advisors in relation to remuneration in the areas indicated:

Advisor	Services provided
Mercer	Actuarial assessment of executive superannuation defined benefits Executive and employee compensation and benchmarking
The Hay Group	Executive and employee compensation and benchmarking
John Egan and Associates	Non-executive directors' compensation and benchmarking. Executive compensation and benchmarking
Godfrey Remuneration Group	Non-executive directors' compensation and benchmarking

2. Remuneration objective and strategies

2.1 Remuneration objective

Origin Energy's remuneration objective is to attract, retain and motivate employees to deliver superior performance that is aligned with shareholders interests and is consistent with the company's commitments, principles and values which are outlined on pages 4, 6 and 7 of this annual report.

2.2 Remuneration strategies

Three key strategies have been implemented to ensure that the Remuneration objective is achieved.

1) Origin Energy's remuneration positioning is competitive in the market to attract and retain competent employees
   - Median of relevant market is used as the benchmark for fixed pay, while the top quartile is targeted for aggregate remuneration (fixed and at-risk remuneration) for better-than-targeted performance.
   - The 'all organisations' benchmark is used to determine competitive remuneration as this is representative of the companies with which we compete for employees. The mix of fixed and variable pay used by Origin Energy reflects this market benchmark. This fits Origin Energy's type of business as relatively lower fixed pay will not attract or retain the right people, while relatively higher fixed salaries would potentially conflict with the second remuneration strategy of reward for performance.
   - In a tight labour market which has known skills shortages or 'hotspots' in business critical areas of the company, benchmarks which specifically compare Origin Energy to those 'hotspot' markets (rather than the general market) are used to ensure that remuneration remains competitive.
2) The remuneration structure is designed to clearly link reward to performance
   - All salaried employees have an annual performance and salary review. The two factors with most impact on an employees' salary are comparison with competitive remuneration benchmarks and individual performance.
   - The proportion of variable remuneration increases with job size and the employee's capacity to impact business performance, consistent with competitive remuneration benchmarks.

- Short-term incentives are designed to motivate to achieve 'stretch' targets in the current year. This stretch target payment is positioned at the top quartile of the market, but only achieved when that target is attained.
- Performance measures for short-term incentives are generally based around total company, business unit and individual performance. The proportion of short-term incentive linked to total company financial performance increases with job size.
- Long-term incentives are designed to encourage sustainability of performance in the medium to longer term. Once granted, long-term incentives are exercisable in a three-to five-year timeframe, provided appropriate hurdles are met. Executives are prohibited from entering into any hedge arrangements that may limit the downside risk of any equity-based incentives that have not vested.
- Whilst the performance measures for 'at-risk' pay are heavily oriented to financial performance, some non-financial performance metrics are included to ensure long-term, sustainable performance. These measures include critical aspects such as people management, safety performance and project delivery.

3) Performance measures and rewards are aligned to shareholder interests
- The predominant performance measure for short-term incentives is the company's operating-cash-flow-after-tax over funds-employed ratio. This measure is a key driver of total returns to shareholders, and has demonstrated a strong correlation with the creation of shareholder value.
- The long-term incentive plan for senior executives is delivered in the form of equity, with the performance hurdle based on relative total shareholder returns. The plan aligns executive performance with shareholder returns as incentives are only granted if the relative total shareholder return hurdle is achieved.
- The company's employee share plan enables employees to be awarded with Origin Energy shares which ensures that they are rewarded for improvements in the Company's share price. The performance measures for granting this award are set each year, and relate to important areas of company-wide improvement in performance. For example, the 2006/07 award is entirely set on safety performance targets.

A detailed remuneration policy statement is available on the Company's website www.originenergy.com.au.

Remuneration for the Chief Executive of Contact Energy Limited was approved by the Contact Energy Limited Board – in accordance with policies determined by that Board. The charter of the Contact Energy Remuneration Committee is available on Contact Energy's website www.mycontact.co.nz.

2.3 Performance

Attracting and retaining staff

Origin Energy's remuneration strategies have ensured retention and stability of senior management over the past six years.

Among Origin Energy's top three management tiers, the annual voluntary turnover rate has averaged less than two percent per annum since 2000. Among the executive management team, the only voluntary turnover was due to retirement.

Management stability is a key factor in delivering strong performance and total returns to shareholders.

Motivation of staff to maximise Company performance

Origin Energy's remuneration policy has succeeded in its objective to maximise Company performance and deliver shareholder returns.

Since Origin Energy listed on the ASX in February 2000, its net profit has grown by 239 percent to 30 June 2006, total dividends declared or paid are 64 cents and share price has grown by around 470 percent. The following table outlines net profit after tax, earnings per share, dividends and share-price growth.

	2001	2002	2003	2004	2005*	2006	Change %
Earnings							
Net profit after tax	$98m	$129m	$162m	$205m	$266m	$332m	239%
Earnings per share	17.1¢	20.2¢	24.8¢	30.0¢	34.9¢	41.9¢	145%
OCAT Ratio	10.6%	13.7%	15.6%	14.8%	11.2%	12.5%	–
Total shareholder returns							
Dividends	4.0¢	5.0¢	10.0¢	13.0¢	15.0¢	17.0¢	325%
Share price 30 June	$2.91	$3.27	$3.93	$5.48	$7.61	$7.36	153%
Annual shareholder return	93%	15%	23%	43%	42%	-1%	–

* 2005 amounts reflect previous AGAAP and have not been restated under A-IFRS.

Between listing and 30 June 2006, Origin Energy's total shareholder return was 466 percent. This was significantly above the All Ordinaries Accumulation Index, which grew by 111 percent over the same period. The graph below compares Origin Energy's performance since listing with the All Ordinaries Accumulation Index.

Origin Energy Total Shareholder Return versus the All Ordinaries Accumulation Index


Index level
600
500
400
300
200
100
0
Origin Energy Total Shareholder Return
All Ordinaries Accumulation Index
21/2/00
21/5/00
21/8/00
21/11/00
21/2/01
21/5/01
21/8/01
21/11/01
21/2/02
21/5/02
21/8/02
21/11/02
21/2/03
21/5/03
21/8/03
21/11/03
21/2/04
21/5/04
21/8/04
21/11/04
21/2/05
21/5/05
21/8/05
21/11/05
21/2/06
21/5/06
Period

Indexed to 100 on 21 February 2000

3. Executive remuneration

3.1 Executive remuneration structure

Remuneration of executives is structured in two parts:

- Fixed remuneration
- At-risk remuneration – or variable remuneration.

3.2 Fixed remuneration

Fixed pay is based on the size of the individual's role, their performance and experience, and market data. The benchmark market-data is set at the median for comparable positions.

Fixed pay comprises base salary, any non-cash benefits such as provision of a motor vehicle (which is calculated on a total cost basis and includes any fringe-benefit-tax charges related to employee benefits) and in most instances, company contributions to superannuation.

3.3 At-risk remuneration

The level of at-risk remuneration available is linked to competitive remuneration benchmarks, and the amount awarded is linked to Company performance and meeting financial and personal objectives. It comprises both short-term incentives and long-term incentives, which are provided for in contracts with executive directors and senior executives – contracts that prescribe maximum payments for short-term and long-term incentives.

3.3.1 Short-term incentives

Short-term incentives are normally provided in cash. The maximum amount available to be paid each year is set by comparison with competitive remuneration benchmarks. Payment depends on achieving operating and financial targets set at the beginning of each year.

Several levels of short-term incentives are paid within Origin Energy, ranging from 35 percent for senior management employees through to 80 percent for the Managing Director.

For the Managing Director, 60 percent of short-term incentives are based on performance relative to corporate financial targets, set annually by the Board when budgets are approved. For senior executives reporting to the Managing Director, at least 33 percent of the short-term incentives are based on performance relative to corporate financial targets. The balance is paid on a mix of financial and operating targets relative to their individual areas of responsibility.

The primary corporate performance measure used in the short-term incentive plans is the operating cash flow after tax over funds employed ratio. This measure has been used since 2000 as it correlates with total shareholder return.

Threshold and stretch hurdles are also established for each performance measure, yielding payment for at-risk elements ranging from 20 to 100 percent of the maximum potential payment. No payment is made if performance does not achieve threshold levels. The Board retains the discretion to make payments exceeding 100 percent if exceptional performance is achieved. Short-term incentives can be reduced if safety performance targets are not achieved.

For 2005/06, the corporate component of the short-term incentive payment was reduced by 10 percent as the company did not achieve safety performance targets set for that year (see section 5).

3.3.2 Long-term incentives

Long-term incentive amounts are awarded to executives – based on competitive remuneration benchmarks for the executive's position within the company – as a reward for their performance during the year and as an incentive for future performance.

To date, long-term incentives have been provided to executives by granting them options over unissued ordinary shares in Origin Energy Limited, under the shareholder approved Senior Executive Option Plan.

To ensure that the incentive value of these equity-based incentives is preserved, executives are prohibited from entering into any hedge arrangements that may limit their downside risk with any equity-based incentives that have not vested.

Terms for the Senior Executive Option Plan and Performance Share Rights Plan, along with performance conditions attached to both plans, are detailed below.

3.3.2.1 Proposed long-term incentives

The principal objective in equity-based remuneration plans is to provide incentives that help retain valuable executives and align their performance with shareholder interests. The Board reviewed the Senior Executive Option Plan and found that the plan provides retention and performance incentives when the company's share price continues to rise, but may not be effective when the share price is affected by adverse share-market conditions. The Board sought to provide long-term incentives that would be less dilutive to shareholder interests in favourable market conditions, and remain effective in adverse conditions where it is even more critical that valuable executives are retained and perform to enhance shareholder value.

It found that a combination of options and performance share rights would provide incentives that aligned executives' performance with shareholder interests in favourable and unfavourable share-market conditions and was, overall, less dilutive to shareholder value. Accordingly, the Board has decided to introduce a Performance Share Rights Plan to provide a complementary form of long-term incentive, from 1 July 2007. This change is being made in an increasingly competitive labour market, to increase the perceived value of long-term incentives under a broader range of market outcomes, by enhancing retention through the remuneration objective while maintaining alignment with shareholder interests.

Under the plan, the Board will allocate long-term incentive awards to senior executives and the managing director that, by value, are half stock options and half performance share rights. As the fair value of a performance share right is greater than an option, there will be a smaller number of rights (and, therefore, a smaller number of equity instruments overall) than the previous scheme of all share options. Hence the new 'hybrid' long-term incentive model will be less dilutive for shareholders.

Under the hybrid scheme, the options will only be exercisable and the performance share rights will only vest (that is, shares become transferable to the executive) to the extent that the performance hurdle is satisfied. Details of the hurdle (which is the same for the exercise of options and the vesting of performance share rights) are set out in section 3.3.2.4. It is dependent on the return on Origin Energy shares comparing favourably with the overall return on shares in the companies in the ASX 100.

To date, the value of long-term incentives at the time of approval is equal to the value of short-term incentives earned for performance in the financial year. In the financial year commencing 1 July 2007, the allocation of options and performance share rights will be based on the current performance and potential of the executive. As with the current scheme, the number of options and performance share rights awarded will be calculated by dividing the value of the long-term incentive award by the fair value of the options and performance share rights.

The total number of shares that are subject to options or performance share rights under the Origin Energy long-term incentives should not represent more than five percent of the issued capital of the company at any time.

Options and performance share rights awarded to the Managing Director are required to be approved by shareholders. Approval for issuing options and performance share rights will be sought from shareholders at the Annual General Meeting to be held on 25 October 2006.

3.3.2.2 Senior Executive Option Plan

Shareholders approved the Senior Executive Option Plan in 1995. Under the plan, the directors may issue options to executives to acquire ordinary shares in Origin Energy at a market price determined at the time of issuance. The market price is equal to the volume-weighted average market price in the five days leading up to, and including, the date of issuance. In the past year, this has been determined over the five days leading up to and including the date of record of the Origin Energy final dividend (7 September 2005). This also equates to the price at which shares were issued to shareholders under the Dividend Reinvestment Plan.

The options are issued subject to performance hurdles as determined by the Board. The performance hurdles applying to the previous issuance and those proposed for future issuances are described in the section on long-term incentive performance hurdles in section 3.3.2.4.

Subject to the satisfaction of the performance hurdles, the options may be exercised by the payment of the exercise price at any time after the third anniversary of the grant of the options and no later than the fifth anniversary. The options may also be exercised at any time prior to the third anniversary of the grant of the options, if an acquisition of all of the issued shares in Origin Energy is made or notice is given of a proposal to make an acquisition of more than 20 percent of the shares in the company. They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the options should become exercisable.

The options will lapse if the executive resigns (after six months), in the event of termination for cause (immediately) and if not exercised within five years.

During the financial year, Origin Energy granted 500,000 options at an exercise price of $7.21 to the Managing Director. All options issued to executive directors, and shares issued pursuant to the exercise of those options, have been approved by shareholders – as required by the ASX Listing Rule 10.14. A further 2,890,000 options were issued to eligible officers under the Senior Executive Option Plan at an exercise price of $7.21.

As at the date of this report the options over unissued shares of Origin Energy under the plan and their exercisability with respect to the performance hurdles are set out in the table below:

Number of options	Exercise price	First exercise date	Expiry date	Vested	Number exercisable	Total shareholder return performance against reference group as at 30 June 2006 [1]	Indicated percentage exercisable [2]
110,000	$2.58	31 August 2004	31 August 2006	Yes	110,000	–	–
1,970,000	$3.04	16 December 2004	16 December 2006	Yes	1,970,000	–	–
1,630,000	$3.40	19 December 2005	19 December 2007	Yes	1,630,000	–	–
3,765,000	$4.15	19 December 2006	19 December 2008	No	Nil	60%	70%
775,000	$5.98	6 August 2007	6 August 2009	No	Nil	38%	Nil
2,471,000	$5.72	26 November 2007	26 November 2009	No	Nil	46%	Nil
200,000	$6.75	20 May 2008	20 May 2010	No	Nil	42%	Nil
3,390,000	$7.21	7 September 2008	7 September 2010	No	Nil	44%	Nil

(1) The performance hurdle for these options is based on a total shareholder return index that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the Origin Energy index with the index of a predetermined group of Australian listed companies relative to the date of approval. The percentage of options that may be exercised is calculated on sliding scale depending on the Company's performance against the reference group of companies. If Origin Energy exceeds the 50th percentile, 50 percent the options may be exercised and if it reaches the 75th percentile, 100 percent of the options may be exercised. The reference group is set out on page 45.

(2) The indicated percentage exercisable is calculated by comparing the performance of Origin Energy's total shareholder return to the relevant reference group and applying the performance conditions described in the table on page 45 as at 30 June 2006. The test must be undertaken as from the first exercise date therefore the number that will be exercisable at that time may be different from that indicated.

Details of options issued to the specified senior executives over the year are detailed in the table on page 52.

3.3.2.3 Performance Share Rights Plan
The Performance Share Rights Plan will begin on 1 July 2007. Accordingly, no performance share rights were issued during the year.

The proposed performance hurdles are described in section 3.3.2.4.

Subject to the satisfaction of the performance hurdles, the performance share rights may be exercised at any time after the third anniversary of the grant of the rights and no later than the fifth anniversary. No consideration will be payable by the executive for the rights or on issuance of shares after the performance share rights vest. The performance share rights may also be exercised at any time prior to the third anniversary of their granting, if an acquisition of all of the issued shares in Origin Energy is made or notice is given of a proposal to make an acquisition of more than 20 percent of the shares in the company. They may also be exercised in the event of the termination of employment as a consequence of death, permanent disablement or other circumstances in which the Board determines in its discretion that the performance share rights should become exercisable.

The performance share rights will lapse if the executive resigns (after six months), in the event of termination for cause (immediately), and if not exercised within five years.

As the fair value of performance share rights is greater than an option, there will be a smaller number of performance share rights (and therefore smaller number of equity instruments overall) than the previous scheme of 100 percent share options. Hence the use of performance share rights as part of the long-term incentive awards will be less dilutive for shareholders.

3.3.2.4 Long-term incentive performance conditions
(a) Long-term incentive performance conditions for options issued under the Senior Executive Option Plan for 2004/05.

Options issued under the Senior Executive Option Plan in September 2005, were made subject to achieving performance hurdles based on a comparative total shareholder return measure (broadly, the share price growth and reinvested dividend). Under the hurdle, the Origin Energy total shareholder return is compared to that of a group of comparable companies during the exercise period of the options. This group of companies (the 'reference group') has consisted of not less than 50 companies selected by the company's directors from the ASX Top 100. The 'reference group' companies used in respect of options issued during the year are listed in the table below:

Company reference group

AGL	Coles Myer	Macquarie Airports	Sky City Entertainment
Alinta	Computershare	Macquarie Infrastructure Group	Sonic Healthcare
Alumina	CSL	Mayne Group	Soul Pattinson
Amcor	CSR	Mirvac Group	Tabcorp
Aristocrat Leisure	ERA	Multiplex	Telecom Corp NZ
BHP Billiton	Fletcher Building	Newcrest Mining	Telstra
Billabong International	Foodland	Oil Search	Toll Holdings
BlueScope Steel	Fosters Group	Orica	Transurban
Boral	Harvey Norman	Patrick Corp	Wesfarmers
Brambles	James Hardie	Qantas	Westfield Group
Burns Philp	Leighton	Res Med	Woodside Petroleum
Caltex Australia	Lend Lease	Rinker Group	Woolworths
CC Amatil	Lihir Gold	Rio Tinto	
Coal & Allied	Lion Nathan	Santos	

Reference groups relating to options issued in prior years can be accessed on the Origin Energy website.

The total shareholder return for Origin Energy is compared with that of the reference group measured from the date of the Board approval of the grant of the options to a period commencing three years after that approval. Options not exercised within five years of granting will expire.

The percentage of options capable of being exercised by executives is based on a sliding scale as follows:

Performance conditions

If at any time during the exercise period of the options the Origin Energy total shareholder return:	The percentage of options that become exercisable is:
Does not reach the 50th percentile of the return of the companies in the reference group	0%
Exceeds the 50th percentile of the return of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the return of companies in the reference group. The percentage of options which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

(b) Long-term incentive performance conditions for options to be issued for 2005/06 and performance share rights and options for 2006/07

For future issuances of options and performance share rights it currently is intended that the following the performance conditions will apply:

- Options or performance share rights will not become exercisable or vest unless Origin Energy's total shareholder return is above the 50th percentile of the total shareholder returns of companies comprising the ASX 100 as at the date of issuance, at any time during the exercise period (the 'minimum condition').
- On achieving the 'minimum condition', 50 percent of the options and performance share rights vest.
- The percentage of options and performance share rights that vest increases proportionately from the 50th percentile at 50 percent to 100 percent at the 75th percentile.

4. Contractual arrangements of executive directors and senior executives

4.1 Managing Director
Managing Director, Grant King is currently the only executive director. He was appointed managing director and chief executive officer in February 2000.

Grant King has an employment contract that will terminate on 30 June 2009, unless terminated earlier or renewed. Grant King's remuneration comprises fixed remuneration; an annual short-term incentive of up to 80 percent of fixed remuneration and an annual long-term incentive, which has been delivered at Board discretion in the form of options under the Senior Executive Option Plan. The Board decides the level of options to be offered to Grant King based on his performance over the preceding year and within the limits approved by shareholders. Mr King's fixed remuneration, for the financial year to 30 June 2007, has been set by the Board at $1,700,000 fixed pay and up to a maximum of 100 percent of fixed remuneration as a short-term incentive. For the financial years ending 30 June 2007 and following, the Board proposes that long-term incentives will be delivered to Mr King in the form of options and performance share rights.

If Origin Energy terminates Managing Director Grant King's appointment without cause, in addition to his statutory entitlements, he may be given 12-months' notice or payment in lieu, including payment of short-term incentive potential. If Mr King is terminated for poor performance he is entitled to a maximum payment of 12-months of fixed remuneration, including six-months notice or payment in lieu, with no payment of short-term incentives. Upon resignation, Mr King must give 12-months notice or the company may, at its option, pay him 12-months fixed remuneration in lieu. In the event of extended illness, Mr King may resign or the Company may terminate on six-months notice. The Company may at its option pay six-months fixed remuneration in lieu with payment of unpaid short-term incentives. If Mr King is terminated with cause he would be terminated immediately with payment of accrued entitlements only.

4.2 Senior executives
Senior executives receive fixed remuneration and short-term incentives varying from maximums of 45 percent to 60 percent fixed remuneration and annual long-term incentives varying from maximums of 45 percent to 60 percent of fixed remuneration.

Senior executives have no fixed term of employment. In the event of termination without cause, senior executives are entitled to a notice period of up to three months or payment in lieu plus a severance payment equivalent to three weeks of fixed remuneration per year of service, to a maximum of 74 weeks entitlement. A minimum of six-months combined notice and severance applies. Senior executives that resign must give one-month's notice or the company may at its option pay them one-month's fixed remuneration in lieu. In certain circumstances, primarily redundancy, senior executives may also be entitled to receive pro-rata portions of at risk remuneration for the year during which termination occurs. Executives terminated with cause would be terminated immediately with payment of accrued entitlements only.

Details of the nature and amount of each element of the emoluments of the managing director and the specified senior executives of the Company receiving the highest emoluments during the year are set out in the table on pages 48 and 49.

5. Employee Share Plan

All employees with more than one year of service are eligible to participate in the Employee Share Plan. The plan provides for the award of up to $1,000 of shares in Origin Energy if the company meets specified financial and safety targets set by the Board. Shares awarded under the plan are bought on-market.

The targets required the company to reduce injuries by 10 percent over the prior year and increase share price by greater than 10 percent over the year.

Neither of these targets was achieved during the year. Consistent with Origin Energy's second remuneration strategy of linking performance with reward, no award of shares will be made this year. To increase the focus on safety, the targets for the financial year ending 30 June 2007, will be based on improvement in the safety performance.

6. Non-executive director remuneration

6.1 Policy
Non-executive directors are remunerated by way of fees paid, including fees paid in recognition of membership on Board committees, superannuation and participation in the shareholder-approved Non-Executive Directors' Share Plan. The level of fees paid is based on the scope of director responsibilities and the size and complexity of the Origin Energy group.

The Remuneration Committee considers the level of remuneration required to attract and retain directors with the necessary skills and experience for the Origin Energy board. This takes into account data on the level of fees paid to directors of companies of comparable size and complexity. Fees were compared to external data in the prior year to determine whether non-executive directors were being remunerated at market rates. The review undertook a comparison of 21 listed companies that were comparable to Origin Energy in market capitalisation. The results were compared to broader market data to ensure consistency. These reviews determined that fees paid to Origin Energy non-executive directors were below market levels and increases were made and approved for the year commencing 1 July 2005. A subsequent review has been undertaken to ensure that Origin Energy non-executive directors are paid in line with market norms for the year ahead, resulting in an increase for the year commencing 1 July 2006.

The table on page 47 shows the structure of non-executive director fees and the new fees for the year ending 30 June 2007.

6.2 Non-executive director fee structure

Year ending 30 June	2006	2007
Board fees		
Chairman	$360,400[1]	$390,000
Member	$111,653	$125,000
Committee fees		
Audit		
Chairman	$40,000	$45,000
Member	$20,000	$22,000
Remuneration		
Chairman	$20,000	$30,000
Member	$10,000	$12,000
Health, Safety & Environment		
Chairman	$13,333	$16,000
Member	$6,667	$8,000
Nomination		
Chairman and members	$0	$0

(1) Fee paid to the Chairman for the year include all committee fees.

Total cash fees paid to non-executive directors amounted to $1,392,449 during 2005/06. This is below the aggregate limit of annual non-executive directors' fees approved by shareholders in accordance with the requirements of Origin Energy's Constitution. Fees paid to non-executive directors during the year are listed in the table on pages 48 and 49. The fees paid were in line with the structure presented in the Remuneration Report in 2005, other than an additional $62,000 paid to Mr Bruce Beeren for extra services he provided. This payment was for services provided to the company as a member of the steering committee for the proposed DLC merger of Contact Energy and Origin Energy. These payments were approved by the Board, in accordance with the constitution, and were paid within the aggregate fee limit approved by shareholders. The annual aggregate limit for fees paid to non-executive directors, set by shareholders in October 2004, is $1,400,000. Fees to be paid during 2006/07 are expected to be $1,214,000 plus $173,411 for payout of accrued retirement benefits.

Following a review of directors' fees, the aggregate annual fee limit will need to be increased to enable market-rate fees to be paid to existing directors and to enable the possible appointment of an additional non-executive director during the coming year. A proposal to increase the annual aggregate fee limit to $1,600,000 will be presented to shareholders for their approval at the annual general meeting on 25 October 2006.

The Non-Executive Directors' Retirement Scheme was terminated effective as of 1 January 2003, and benefit multiples accrued to that time were frozen. The retirement benefit was a multiple of the average annual fees over the last three years of office. Following representations from shareholders, it was agreed that the absolute value of the benefit be frozen at 30 June 2005 and be paid out.

	Multiple (Fixed at 1 January 2003)	Accrued benefit at 30 June 2005	Paid out during 2005/06	To be paid during 2006/07
H Kevin McCann	0.97	$204,294	$120,533	$83,761
Trevor Bourne	0.97	$66,455	$39,208	$27,247
Colin B Carter	0.97	$64,644	$38,140	$26,504
J Roland Williams	1.07	$87,558	$51,659	$35,899

These retirement benefits are to be paid out over two periods within the aggregate fee limits approved by shareholders.
The payments were made by contributions to superannuation and no further amounts are payable or will accrue.

Effective from 1 July 2006, non-executive directors are required to acquire, and hold, at least 20,000 shares in the Company. They are required to sacrifice 25 percent of their gross fees for the on-market acquisition of Origin Energy shares, under the Non-Executive Directors' Share Plan, until they hold that number. Shares held by directors under the plan cannot be sold until the director retires or leaves the Board. After a director has acquired 20,000 shares, they may sacrifice their fees as an employer contribution to superannuation or take them as cash.

Until 30 June 2006, non-executive directors were required to sacrifice 25 percent of their gross fees until they held at least 25,000 shares after which they could take as superannuation.

Details of the shares held by directors is disclosed on page 39 of the Directors' Report.

7. Director and key management personnel remuneration and other disclosures

7.1 Key management personnel

The directors of Origin Energy Limited during the financial year ended 30 June 2006 were:

	Name	Position	Date appointed
Non-executive directors	H Kevin McCann	Independent Chairman	February 2000
	Bruce G Beeren	Director	March 2000
	Trevor Bourne	Independent Director	February 2000
	Colin B Carter	Independent Director	February 2000
	Helen M Nugent	Independent Director	March 2003
	J Roland Williams	Independent Director	February 2000
Executive director	Grant A King	Managing Director	February 2000

Those with authority and responsibility for planning, directing and controlling activities of Origin Energy Limited and its controlled entities during the financial year ended 30 June 2006 were:

Name	Position	Date appointed
Karen A Moses	Chief Operating Officer, Australia	February 2000
Andrew M Stock	Executive General Manager, Major Development Projects	February 2000
Frank G Calabria	Chief Financial Officer	November 2001
Robbert J Willink	Executive General Manager, Exploration	February 2000
Steven Barrett	Chief Executive Officer, Contact Energy	1 September 2000
David Hunt	Chief Executive Officer, Contact Energy	1 October 2005
David Baldwin	Chief Executive Officer, Contact Energy	1 May 2006

7.2 Remuneration

The persons identified above as 'key management personnel', and those named retiring executives, include the five highest remunerated company executives and relevant group executives.

The term 'remuneration' used in this Remuneration Report has the same meaning as the alternative term 'compensation', as defined in AASB 124: *Related Party Disclosures*.

7.2.1 Compensation table

Remuneration of key management personnel, directors and other named executives

For the year ended 30 June 2006

Name	Short-term benefits					Post-employment benefits	
	Fixed remuneration $	Variable remuneration[1] $	Non-monetary benefits $	Insurance premiums $	Total $	Superannuation $	Non-Executive Directors' Share Plan benefits[2] $
Directors							
Non-executive							
H Kevin McCann	270,000	–	–	152	270,152	83,512	6,488
Bruce G Beeren	161,674[5]	–	4,326	152	166,152	23,111	11,555
Trevor Bourne	104,000	–	–	152	104,152	9,360	25,306
Colin B Carter	101,500	–	–	152	101,652	9,135	24,698
Helen M Nugent	111,500	–	–	152	111,652	10,035	27,131
J Roland Williams	119,000	–	–	152	119,152	10,710	28,956
Executive							
Grant A King	1,474,009	780,000	39,598	2,034	2,295,641	25,000	–
Total all directors	**2,341,683**	**780,000**	**43,924**	**2,946**	**3,168,553**	**170,863**	**124,134**
Executives							
Karen A Moses	777,667	355,000	15,958	2,034	1,150,659	35,000	–
Andrew M Stock	497,623	265,000	3,911	2,034	768,568	59,000	–
Frank G Calabria	460,000	185,000	4,400	2,034	651,434	15,000	–
Robbert J Willink	411,068	170,000	1,200	2,034	584,302	71,050	–
David Baldwin[7]	96,597	168,100	–	–	264,697	–	–
Former executives							
John A Hayward[8]	156,552	391,095	12,912	1,093	561,652	27,995	–
John M Piper[10]	245,720	278,696	50,492	623	575,531	30,026	–
David Hunt[12]	421,690	–	16,081	623	438,394	3,036	–
Steven Barrett[13]	212,552	227,243	166,898	–	606,693	–	–
Total all executives	**3,279,469**	**2,040,134**	**271,852**	**10,475**	**5,601,930**	**241,107**	–

(1) Variable remuneration for the financial year includes the amount that vested in the financial year – based on achieving personal goals and satisfying specified performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2005/06. The short-term incentive bonus is for performance during 2005/06, using the criteria set out on page 43. The amount was determined on 9 August 2006, after performance reviews and approved by the Remuneration Committee.

(2) For explanation of NED Share Plan refer to section 6.2 of this Remuneration Report on page 47.

(3) Payout of Accrued Retirement benefits. Refer section 6.2 of this Remuneration Report on page 47.

(4) The fair value of the options is calculated at the date of grant using a binominal option-pricing model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing the options, market conditions have been taken into account.

(5) Bruce G Beeren was paid an additional $62,000 for services he provided in relation to the proposed merger of Contact Energy and Origin Energy.

The remuneration and other related party disclosures included in this Remuneration Report were prepared in accordance with AASB 124: *Related Party Disclosures*. For the purposes of these disclosures, all the individuals above are determined to be 'key management personnel', as defined by the Accounting Standard. Non-executive directors are required to be included as 'key management personnel'. However, the non-executive directors do not consider themselves part of the management team.

In addition to disclosure of 'key management personnel' this report includes disclosure of other executives who by reason of termination payments includes them in the list of the highest remuneration during the year as required by section 300A(1)(c)(ii) of the Corporations Act. These persons were:

John A Hayward General Manager Human Resources
John M Piper Executive General Manager Oil and Gas Production

	Other long-term benefits		Termination benefits	Share-based payments				
Accrued retirement benefits[3] $	Total $	Accrued long-service leave $	Termination pay $	Number of options issued during 2005/06	Value of options issued during 2005/06[4] $	Value of options issued in past years amortising during 2005/06[4] $	Percentage of remuneration that is options	Total $
120,533	210,533	–	–	–	–	–	–	480,685
–	34,666	–	–	–	–	272,135[6]	–	472,953
39,208	73,874	–	–	–	–	–	–	178,026
38,140	71,973	–	–	–	–	–	–	173,625
–	37,166	–	–	–	–	–	–	148,818
51,659	91,325	–	–	–	–	–	–	210,477
–	25,000	84,828	–	500,000	228,983	494,790	23.1	3,129,242
249,540	**544,537**	**84,828**	**–**	**500,000**	**228,983**	**766,925**		**4,793,826**
–	35,000	67,981	–	162,000	74,190	319,855	23.9	1,647,685
–	59,000	48,748	–	123,000	56,330	197,716	22.5	1,130,362
–	15,000	7,090	–	86,000	39,385	150,736	22.0	863,645
–	71,050	25,655	–	98,000	44,881	173,715	24.3	899,603
–	–	–	–	–	–	–	–	264,697
–	27,995	–	591,307[9]	70,000	32,058	123,231	11.6	1,336,243
–	30,026	–	1,242,789[11]	–	–	197,716	9.7	2,046,062
–	3,036	–	–	–	–	–	–	441,430
–	–	–	–	–	–	–	–	606,693
–	**241,107**	**149,474**	**1,834,096**	**539,000**	**246,844**	**1,162,969**		**9,236,420**

(6) Options were issued to Bruce G Beeren while he was an executive director, prior to January 2005, and were approved by shareholders. The value of options amortised during the year are not part of the aggregate fees paid to non-executive directors during the year.

(7) David Baldwin, Chief Executive Officer, Contact Energy, took up that appointment on 1 May 2006.

(8) John A Hayward ceased employment on 30 December 2005.

(9) Includes $149,460 in statutory leave entitlements.

(10) John M Piper ceased employment as a member of the executive management team on 30 September 2005.

(11) Includes $525,289 in statutory leave entitlements.

(12) David Hunt resigned from his position on 28 April 2006 (for the period 1 July to 30 September 2005 he was employed in Australia, from 1 October 2005 to 28 April 2006 in New Zealand)

(13) Steven Barrett resigned from his position on 30 September 2005.

Remuneration of key management personnel, directors and other named executives
For the year ended 30 June 2005

Name	Short-term benefits					Post-employment benefits	
	Fixed remuneration $	Variable remuneration[1] $	Non-monetary benefits $	Insurance premiums $	Total $	Superannuation $	Non-Executive Directors' Share Plan benefits[2] $
Directors							
Non-executive							
H Kevin McCann	255,000	–	–	181	255,181	32,148	52,852
Trevor Bourne	94,000	–	–	181	94,181	8,460	22,874
Colin B Carter	94,000	–	–	181	94,181	8,460	22,874
Helen M Nugent	104,000	–	–	181	104,181	9,360	25,307
J Roland Williams	114,000	–	–	181	114,181	10,260	27,740
Executive							
Grant A King	1,243,795	574,392	42,863	2,989	1,864,039	27,000	–
Bruce G Beeren[5]	365,486	409,044	13,426	181	788,137	–	13,750
Total all directors	**2,270,281**	**983,436**	**56,289**	**4,075**	**3,314,081**	**95,688**	**165,397**
Executives							
Karen A Moses	557,736	276,767	38,554	2,129	875,186	35,000	–
John M Piper	371,862	104,104	32,131	1,188	509,285	66,821	–
Andrew M Stock	416,010	222,751	3,948	2,129	644,838	59,050	–
Steven Barrett[6]	650,427	204,487	114,109	–	969,023	–	–
Robbert J Willink	359,997	176,646	14,375	2,599	553,617	58,725	–
Frank G Calabria	384,167	156,050	–	2,129	542,346	15,250	–
Total all executives	**2,740,199**	**1,140,805**	**203,117**	**10,174**	**4,094,295**	**234,846**	**–**

(1) Variable remuneration for the financial year includes the amount that vested in the financial year – based on achieving personal goals and satisfying specific performance criteria. No amounts vest in future financial years in respect of the variable remuneration for 2004/05. The short-term incentive bonus is for performance during 2004/05, using the criteria set out on page 43. The amount was determined on 10 August 2005, after performance reviews, and approved by the Remuneration Committee.

(2) For explanation of NED Share Plan refer to section 6.2 of this Remuneration Report on page 47.

(3) Arising from Non-Executive Directors' Retirement Scheme, which terminated on 1 January 2003, with multiples frozen. Details are on page 47.

(4) The fair value of options is calculated at the date of a grant, using a binomial option-pricing model, and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period. In valuing options market conditions have been taken into account.

(5) Bruce G Beeren's fixed remuneration includes $41,250 paid as a non-executive director, following his termination from his executive role on 31 January 2005. The bonus of $409,044 includes $251,180, which reflects the increase in share price from 30 June 2004 to the end of January 2005. Termination payment made in lieu of notice for that portion of the 12-month notice period to which Bruce G Beeren was contractually entitled after 31 January 2005.

(6) Included from 1 October 2004.

		Other long-term benefits	Termination benefits	Share-based payments				
Accrued retirement benefits[3] $	Total $	Accrued long-service leave $	Termination pay $	Number of options issued during 2004/05	Value of options issued during 2004/05[4] $	Value of options issued in past years amortising during 2004/05[4] $	Percentage of remuneration that is options	Total $
31,633	116,633	–	–	–	–	–	–	371,814
7,787	39,121	–	–	–	–	–	–	133,302
9,408	40,742	–	–	–	–	–	–	134,923
–	34,667	–	–	–	–	–	–	138,848
13,910	51,910	–	–	–	–	–	–	166,091
–	27,000	207,950	–	500,000	238,863	309,356	18.56	2,647,208
–	13,750	–	345,246	275,000	131,375	152,906	19.86	1,431,414
62,738	**323,823**	**207,950**	**345,246**	**775,000**	**370,238**	**462,262**		**5,023,600**
–	35,000	110,699	–	220,000	98,968	216,886	23.63	1,336,739
–	66,821	21,656	–	135,000	60,730	139,386	25.08	797,878
–	59,050	40,348	–	135,000	60,730	140,447	21.28	945,413
–	–	–	–	–	–	–	–	969,023
–	58,725	28,435	–	110,000	49,484	124,352	21.34	814,613
–	15,250	8,607	–	110,000	49,484	92,886	20.09	708,573
–	**234,846**	**209,745**	–	**710,000**	**319,396**	**713,957**		**5,572,239**

7.3 Equity instruments

7.3.1 Value of options granted, exercised and lapsed

Summary of the value of options granted, exercised and lapsed in the current financial year as long-term incentives to directors and senior executives:

Name & Position	1. Value of options granted as part of remuneration during the current financial year[1] $	2. Value of options granted as part of remuneration and that are sold or exercised during the current financial year[2] $	3. Value of options granted as part of remuneration and that lapsed during the current financial year[3] $	Aggregate of columns 1 to 3 $
Directors				
Grant A King	228,983	Nil	Nil	228,983
Bruce G Beeren	Nil	Nil	Nil	Nil
Executives				
Karen A Moses	74,190	Nil	Nil	74,190
Andrew M Stock	56,330	455,000	Nil	511,330
Frank G Calabria	39,385	Nil	Nil	39,385
Robbert J Willink	44,881	Nil	Nil	44,881
David Baldwin	Nil	Nil	Nil	Nil
Former executives				
John M Piper	Nil	1,174,600	Nil	1,174,600
John A Hayward	32,058	333,000	Nil	365,058

(1) The value of options granted in the year is the fair value of the options calculated at grant date using a binominal option-pricing model which has been independently calculated by Mercers. The total value of the options granted is included in the table above. This amount is allocated to remuneration over the vesting period.

(2) The value of options exercised during the year is calculated as the market price of Origin Energy shares on the Australian Stock Exchange as at close of trading on the date the options were exercised, after deducting the price paid to exercise the option.

(3) The value of the options that lapsed during the year represents the benefit forgone and is calculated at the date the option lapsed, using a binominal option-pricing model with no adjustments for whether the performance criteria have, or have not, been achieved.

7.3.2 Options and rights over equity instruments granted as compensation

Options over ordinary shares of Origin Energy Limited granted or vested to all key management personnel:

	Number of options granted during 2005/06	Grant date	Number of options vested during 2005/06	Fair value per option at grant date	Exercise price per option	Expiry date
Directors						
H Kevin McCann	–	–	–	–	–	–
Bruce G Beeren	–	–	–	–	–	–
Trevor Bourne	–	–	–	–	–	–
Colin B Carter	–	–	–	–	–	–
Helen M Nugent	–	–	–	–	–	–
J Roland Williams	–	–	–	–	–	–
Grant A King	500,000	7/9/2005	–	$1.69	$7.21	7/9/2010
Executives						
Karen A Moses	162,000	7/9/2005	–	$1.69	$7.21	7/9/2010
Andrew M Stock	123,000	7/9/2005	–	$1.69	$7.21	7/9/2010
Frank G Calabria	86,000	7/9/2005	–	$1.69	$7.21	7/9/2010
Robbert J Willink	98,000	7/9/2005	–	$1.69	$7.21	7/9/2010
David Baldwin	–	–	–	–	–	–

	Number of options granted during 2004/05	Grant date	Number of options vested during 2004/05	Fair value per option at grant date	Exercise price per option	Expiry date
Directors						
H Kevin McCann	–	–	–	–	–	–
Bruce G Beeren	275,000	6/8/2004	250,000	$1.59	$5.98	6/8/2009
Trevor Bourne	–	–	–	–	–	–
Colin B Carter	–	–	–	–	–	–
Helen M Nugent	–	–	–	–	–	–
J Roland Williams	–	–	–	–	–	–
Grant A King	500,000	6/8/2004	750,000	$1.59	$5.98	6/8/2009
Executives						
Karen A Moses	220,000	26/11/2004	240,000	$2.27	$5.72	26/11/2009
Andrew M Stock	135,000	26/11/2004	190,000	$2.27	$5.72	26/11/2009
Frank G Calabria	110,000	26/11/2004	100,000	$2.27	$5.72	26/11/2009
Robbert J Willink	110,000	26/11/2004	140,000	$2.27	$5.72	26/11/2009
David Baldwin	–	–	–	–	–	–

No options have been granted since the end of the financial year. Options were provided at no cost to the recipients.

All options expire on the earlier of their expiry date or termination of the individual's employment. The options are exercisable after three years from grant date. In addition to a continuing employment service condition, the ability to exercise options is conditional on the consolidated entity achieving certain performance hurdles. Details of the performance criteria are included in the long-term incentives information on page 45. For options granted in the current year, the earliest exercise date is 7 September 2008.

7.3.3 Exercise of options granted as compensation

The following shares were issued on the exercise of options previously granted as compensation:

	2005/06		2004/05	
	Number of shares	Amount paid per share	Number of shares	Amount paid per share
Directors				
H Kevin McCann	–	–	–	–
Bruce G Beeren	–	–	400,000	$1.27
Trevor Bourne	–	–	–	–
Colin B Carter	–	–	–	–
Helen M Nugent	–	–	–	–
J Roland Williams	–	–	–	–
Grant A King	–	–	750,000	$1.27
Executives				
Karen A Moses	–	–	190,000	$1.27
Andrew M Stock	130,000	$3.40	190,000	$3.20
Frank G Calabria	–	–	40,000	$3.04
Robbert J Willink	–	–	19,100	$1.76
Robbert J Willink	–	–	140,000	$1.27
Robbert J Willink	–	–	140,000	$3.20
David Baldwin	–	–	–	–

There were no amounts unpaid on the shares issued as a result of the exercise of options during 2004/05 and 2005/06.

7.3.4 Option holdings

Movement, during the reporting period, in the number of options over ordinary shares in Origin Energy held directly, indirectly or beneficially by key management personnel, including their related parties:

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors						
H Kevin McCann	–	–	–	–	–	–
Bruce G Beeren	800,000	–	–	800,000	–	250,000
Trevor Bourne	–	–	–	–	–	–
Colin B Carter	–	–	–	–	–	–
Helen M Nugent	–	–	–	–	–	–
J Roland Williams	–	–	–	–	–	–
Grant A King	1,750,000	500,000	–	2,250,000	–	750,000
Executives						
Karen A Moses	920,000	162,000	–	1,082,000	200,000	440,000
Andrew M Stock	425,000	123,000	130,000	418,000	–	–
Frank G Calabria	380,000	86,000	–	466,000	100,000	160,000
Robbert J Willink	370,000	98,000	–	468,000	100,000	100,000
David Baldwin	–	–	–	–	–	–

	Held at 1 July 2004	Granted as compensation	Exercised	Held at 30 June 2005	Vested during the year	Vested and exercisable at 30 June 2005
Directors						
H Kevin McCann	–	–	–	–	–	–
Bruce G Beeren	925,000	275,000	400,000	800,000	250,000	250,000
Trevor Bourne	–	–	–	–	–	–
Colin B Carter	–	–	–	–	–	–
Helen M Nugent	–	–	–	–	–	–
J Roland Williams	–	–	–	–	–	–
Grant A King	2,000,000	500,000	750,000	1,750,000	750,000	750,000
Executives						
Karen A Moses	890,000	220,000	190,000	920,000	240,000	240,000
Andrew M Stock	480,000	135,000	190,000	425,000	190,000	–
Frank G Calabria	310,000	110,000	40,000	380,000	100,000	60,000
Robbert J Willink	559,100	110,000	299,100	370,000	140,000	–
David Baldwin	–	–	–	–	–	–

7.3.5 Equity holdings and transactions

Movement, during the reporting period, in the number of ordinary shares of Origin Energy Limited held directly, indirectly or beneficially by key management personnel, including their related parties:

	Held at 1 July 2005	Purchases	Received on exercise of options	Sales	Held at 30 June 2006
Directors					
H Kevin McCann	253,286	–	–	–	253,286
Bruce G Beeren	549,647	4,773	–	–	554,420
Trevor Bourne	33,786	4,564	–	–	38,350
Colin B Carter	26,625	4,333	–	–	30,958
Helen M Nugent	9,750	4,296	–	–	14,046
J Roland Williams	29,076	4,582	–	–	33,658
Grant A King	239,613	5,156	–	–	244,769
Executives					
Karen A Moses	33,128	138	–	–	33,266
Andrew M Stock	462,584	217	130,000	–	592,801
Frank G Calabria	40,462	152	–	40,000	614
Robbert J Willink	351,643	138	–	–	351,781
David Baldwin	–	–	–	–	–

	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Directors					
H Kevin McCann	209,058	44,228	–	–	253,286
Bruce G Beeren	71,124	78,523	400,000	–	549,647
Trevor Bourne	26,175	7,611	–	–	33,786
Colin B Carter	20,191	6,434	–	–	26,625
Helen M Nugent	5,778	3,972	–	–	9,750
J Roland Williams	22,158	6,918	–	–	29,076
Grant A King	102,834	36,779	750,000	650,000	239,613
Executives					
Karen A Moses	32,962	166	190,000	190,000	33,128
Andrew M Stock	269,753	2,831	190,000	–	462,584
Frank G Calabria	222	240	40,000	–	40,462
Robbert J Willink	48,194	4,349	299,100	–	351,643
David Baldwin	–	–	–	–	–

7.3.6 Vesting profile

Details of vesting profile of the options granted as remuneration during the reporting period to key management personnel:

	Options granted		Percentage vested in year	Forfeited in year	Financial years in which grant vests	Value yet to vest $	
	Number	Date				Minimum[1]	Maximum[2]
Directors							
H Kevin McCann	–	–	–	–	–	–	–
Bruce G Beeren	–	–	–	–	–	–	–
Trevor Bourne	–	–	–	–	–	–	–
Colin B Carter	–	–	–	–	–	–	–
Helen M Nugent	–	–	–	–	–	–	–
J Roland Williams	–	–	–	–	–	–	–
Grant A King	500,000	7/9/2005	–	–	1/7/2008	Nil	$228,983
Executives							
Karen A Moses	162,000	7/9/2005	–	–	1/7/2008	Nil	$74,190
Andrew M Stock	123,000	7/9/2005	–	–	1/7/2008	Nil	$56,330
Frank G Calabria	86,000	7/9/2005	–	–	1/7/2008	Nil	$39,385
Robbert J Willink	98,000	7/9/2005	–	–	1/7/2008	Nil	$44,881
David Baldwin	–	–	–	–	–	–	–

(1) The minimum value of options yet to vest is nil as the performance criteria may not be met and consequently the option may not vest.

(2) The maximum value of options yet to vest is not determinable as it depends on the market price of shares of Origin Energy on the Australian Stock Exchange at the date the option is exercised. These share prices represent a maximum price included in the volatility assumptions within the valuation of the options.

Origin Energy recorded a net profit after tax and minority interests of $332 million for the year ended 30 June 2006, an increase of $31 million or 10 percent on the prior year of $301 million. Total revenue for the year was up 21 percent to $5,950 million, while sales revenue increased by $1,010 million. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by $169 million (up 18 percent) to $1,087 million compared with $918 million in the prior year.

The improved result for the year was driven predominantly by:

- an increase in EBITDA contribution from Contact Energy of 50 percent from $346 million to $519 million, mainly as a result of a full 12 months contribution compared to nine months in the prior year. The average wholesale price of electricity received by Contact Energy from its generation business increased by around 90 percent, reflecting low levels of water inflows into New Zealand's hydro electric schemes. Contact Energy, with a diverse portfolio of hydro, geothermal and thermal generation, was able to increase its generation of electricity by over 10 percent compared with the prior 12 months and benefited significantly from these higher prices. The results of Contact Energy also include the profit on the sale of the Valley Power Power Station in Victoria and Contact Energy's costs associated with the proposed merger with Origin Energy;
- an increase in EBITDA contribution from Retail of 6 percent from $257 million to $273 million. Retail earnings benefited from higher revenues and improved margins. Colder weather in the second half saw increased sales volumes in natural gas and LPG. Electricity margins increased due to both lower energy purchasing costs and the net impact of changes to network tariff and land tax charges; and
- an increase in EBITDA contribution from Generation of 14 percent from $52 million to $60 million. Earnings were higher than the prior year due to improved availability of plant and receipt of higher capacity payments for the Mt Stuart Power Station in Queensland.

The improvements in the result for the year were offset by:

- a decrease in EBITDA contribution from Exploration and Production of 11 percent from $230 million to $205 million. Exploration and Production benefited from higher oil prices and higher natural gas sales from coal seam gas. However, these were more than offset by a decline in oil production from the Perth Basin, lower gas and condensate sales from the Cooper, Surat and Otway basins and higher operating costs; and
- a reduction of 14 percent in the EBITDA contribution from Networks from $34 million to $30 million. Although the total distribution was the same, earnings were lower in the current year as the recognition of distributions from Envestra on an effective interest basis reduced the amount of the distribution recorded as profit.

Basic earnings per share decreased by 0.2 cents, or 0.4 percent, to 41.9 cents per share in comparison to the prior year, while diluted earnings per share decreased by 0.1 cents to 41.7 cents per share. To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. The weighted average number of shares for 30 June 2005 has been notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. Normalised basic earnings per share increased by 2.4 cents, or 6.1 percent, to 41.9 cents per share in comparison to the prior year, while diluted earnings per share increased by 2.5 cents to 41.7 cents per share.

Net financing costs for the year were $167 million, an increase of $20 million on the prior year. This primarily reflected an additional three months of interest expense associated with the ownership of Contact Energy.

Income tax expense for the year totalled $169 million, an increase of $32 million in comparison to the prior year. The increase was primarily attributable to the consolidation of Contact Energy for a full 12-month period. The effective tax rate for the year ended 30 June 2006 was 27.1 percent compared with 27.0 percent in the prior year.

Net profit attributable to minority interests was $122 million in 2006, up from $70 million in 2005. The increase was primarily due to the minority interest relating to Contact Energy.

Refer to the Operations Review for further commentary on the results.

Income Statement

for year ended 30 June

	Note	Consolidated 2006 $'000	2005 $'000
Sales revenue		**5,879,756**	4,869,969
Other income		**70,665**	32,416
Total sales revenue and other income	3(a)	**5,950,421**	4,902,385
Raw materials and consumables used, and changes in finished goods and work in progress		**3,974,299**	3,224,590
Advertising expense		**26,996**	24,143
Bad debts expense		**14,768**	16,017
Consultancy expense		**36,368**	13,319
Contracting expense		**131,623**	110,797
Depreciation and amortisation expense		**296,638**	262,198
Employee benefits expense		**309,395**	266,156
Exploration expense		**45,223**	31,405
Oil and gas production expense		**59,254**	44,355
Net loss on financial instruments		**20,163**	19,034
Motor vehicle expense		**17,592**	19,246
Occupancy expense		**33,031**	33,294
Repairs and maintenance expense		**44,496**	35,078
Royalties expense		**31,719**	30,355
Administration and other expenses		**138,628**	132,561
Total expenses, excluding financing costs		**5,180,193**	4,262,548
Net financing costs	3(b)	**167,391**	147,661
Share of net profits of associates and joint-venture entities accounted for using the equity method	8	**20,391**	16,398
Profit before income tax		**623,228**	508,574
Income tax expense	4	**169,148**	137,171
Profit for the year		**454,080**	371,403
Profit attributable to minority interests		**122,171**	70,170
Profit attributable to members of the parent entity		**331,909**	301,233
Basic earnings per share	11	**41.9¢**	42.1¢
Diluted earnings per share	11	**41.7¢**	41.8¢
Normalised earnings per share – basic	11	**41.9¢**	39.5¢
Normalised earnings per share – diluted	11	**41.7¢**	39.2¢

The Income Statement should be read in conjunction with the notes to the financial statements.

Discussion and Analysis – Statement of Recognised Income and Expense

Origin Energy recorded total recognised income and expense attributable to members of the parent entity of $270 million for the year ended 30 June 2006, a decrease of $15 million or 5 percent on the prior year of $285 million.

Total net expenses recognised directly in equity increased by $144 million to $171 million for the year ended 30 June 2006. This increase was driven predominately by:

- a $227 million increase in exchange differences on translation of foreign operations taken to equity, primarily relating to the significant movement in the New Zealand exchange rate on the translation of the net assets of Contact Energy; and
- recognition of $11 million loss taken to equity for cash flow hedges on the initial adoption of AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, net of tax, due to the negative fair value of hedging instruments in cash flow hedging relationships at 1 July 2005; and
- the $21 million movement in this reserve for the year was the result of the net fair value transferred from the hedge reserve to the income statement in respect of hedge transactions that occurred during the year ($41 million), and negative fair value movements in hedging instruments for transactions expected to occur after 30 June 2006 ($23 million).

This has been offset by:

- recognition of a $28 million valuation gain taken to equity for available for sale investments on initial adoption of AASB 132 and AASB 139, net of tax, arising from the difference between the previous carrying value at cost and the market price on 1 July 2005, and a $3 million movement in this reserve for the year;
- a $37 million increase in the net gain on hedges of net investment in foreign subsidiaries taken to equity as a result of the weakening of the New Zealand dollar against the Australian dollar; and
- a $13 million increase in actuarial gains on defined benefit superannuation plans from an actuarial loss of $7 million to a gain of $6 million due to both an increase in the discount rate used in calculating the defined benefit obligation driven by increases in market interest rates, and fund performance exceeding the actuarial expected return on assets.

Total recognised income and expense for the year attributable to minority interests decreased $46 million from $59 million to $13 million primarily relating to the reduction in equity due to exchange differences on translation of foreign operations noted above.

Statement of Recognised Income and Expense

for year ended 30 June

	Consolidated 2006 $'000	2005 $'000
Available for sale assets:		
Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	27,614	–
Losses transferred to Income Statement	(1,646)	–
Valuation loss taken to equity for the year ended 30 June 2006	(1,602)	–
Cash flow hedges:		
Loss taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	(11,010)	–
Gains transferred to Income Statement	40,504	–
Transferred to carrying amount of assets	(977)	–
Foreign currency translation gain	855	–
Valuation loss taken to equity for the year ended 30 June 2006	(23,361)	–
Share of increase in hedging reserves attributable to equity accounted entities for the year ended 30 June 2006	3,827	–
Net gain on hedge of net investment in foreign subsidiary:		
Gain taken to equity for the year ended 30 June 2006	45,162	8,177
Translation of foreign operations:		
Exchange differences taken to equity	(256,009)	(28,830)
Translation of cash flow hedge reserve	(855)	–
Actuarial gain/(loss) on defined benefit superannuation plan, net of tax	6,373	(6,693)
Net income/(expense) recognised directly in equity	(171,125)	(27,346)
Profit for the year	454,080	371,403
Total recognised income and expense for the year	282,955	344,057
Total recognised income and expense for the year attributable to minority interests	13,075	59,306
Total recognised income and expense for the year attributable to members of the parent entity	269,880	284,751

The Statement of Recognised Income and Expense should be read in conjunction with the notes to the financial statements.

The above amounts and other movements in equity arising from transactions with owners as owners are set out in note 10.

At 30 June 2006 total assets of the consolidated entity increased by $542 million during the year to $8.7 billion, while total liabilities increased by $415 million to $5 billion. Net assets of the consolidated entity increased by $127 million, from $3.5 billion to $3.6 billion. Net tangible assets per share increased to $1.84 at 30 June 2006 from $1.60 at 30 June 2005.

Total assets of the consolidated entity increased by $542 million, principally as a result of:

- an increase in cash assets of $221 million of which $191 million relates to Contact Energy;
- an increase in current and non-current receivables of $44 million primarily due to a $27 million increase in Exploration and Production joint-venture receivables, $40 million increase in electricity and gas receivables, offset by a $30 million reduction in SEA Gas subordinated debt loan;
- an increase of $6 million in inventories due to an increase in coal seam gas drilling inventories and LPG stock;
- an increase in property, plant and equipment of $80 million and exploration, evaluation and development expenditure of $12 million. This increase mainly comprises $182 million in relation to the ongoing BassGas Project construction and $201 million for the Otway Gas Project; $72 million for the acquisition of coal seam gas assets from Pangaea; $14 million Kupe development expenditure; $31 million for the acquisition of the LPG businesses, Speed-E-Gas (NSW) Pty Ltd and Origin Energy Leasing Ltd; offset by a reduction in the Contact Energy assets of $365 million primarily due to foreign exchange translation and $63 million for the sale of Valley Power. The capital expenditure for the period was offset by depreciation and amortisation of $176 million;
- an increase of $250 million in other current and non-current assets primarily relating to electricity derivatives due to the adoption of AASB 139 *Financial Instruments: Recognition and Measurement* on 1 July 2005;
- a decrease in intangible assets of $36 million driven primarily by a $52 million foreign currency translation decrease in the value of goodwill attributable to Origin Energy's interest in Contact Energy, offset by an increase of $16 million due to customer related intangibles purchased in the Speed-E-Gas acquisition; and
- a decrease in investments accounted for using the equity method of $36 million primarily due to the equity distributions received from SEA Gas.

Total liabilities of the consolidated entity increased by $415 million, principally as a result of:

- an increase in current and non-current payables of $108 million mainly due to a $58 million increase in Exploration and Production joint-venture accrued charges, a $21 million increase in Contact Energy payables and a $21 million increase in natural gas accruals;
- an increase in current and non-current other financial liabilities of $419 million relating to the recognition of interest rate swaps, electricity and oil derivatives due to the adoption of AASB 139 on 1 July 2005;
- an increase in current tax liabilities of $17 million driven by an increase in profit and timing of payments; and
- a decrease in current and non-current interest-bearing liabilities of $110 million primarily due to the redemption of the Contact Energy redeemable preference shares.

Issued capital increased by $25 million during the year primarily as a result of 3.4 million shares issued in accordance with the Dividend Reinvestment Plan and 1.1 million shares issued with respect to options issued in accordance with the Senior Executive Option Plan.

Minority interests decreased by $39 million during the year primarily as a result of foreign exchange movements on the net assets of Contact Energy.

An interim dividend of 9 cents per share, fully franked at 30 percent, totalling $71 million was paid on 20 March 2006. Subsequent to year end, the company declared a final dividend of 9 cents per share, fully franked at 30 percent, totalling $71 million. This will result in a total dividend payout ratio of 43 percent of current year profit.

Balance Sheet

as at 30 June

	Note	Consolidated 2006 $'000	2005 $'000
Current assets			
Cash and cash equivalents		**309,229**	87,793
Trade and other receivables		**875,459**	830,009
Inventories		**101,884**	95,594
Other financial assets		**219,881**	–
Other		**42,998**	59,555
Total current assets		**1,549,451**	1,072,951
Non-current assets			
Receivables		**3,638**	5,503
Investments accounted for using the equity method		**78,448**	114,636
Other financial assets		**216,710**	174,092
Property, plant and equipment		**5,244,933**	5,165,113
Exploration and evaluation expenditure		**186,064**	211,504
Development expenditure		**128,910**	90,958
Intangible assets		**1,227,860**	1,263,426
Deferred tax assets		**5,133**	5,471
Other		**23,780**	19,313
Total non-current assets		**7,115,476**	7,050,016
Total assets		**8,664,927**	8,122,967
Current liabilities			
Trade and other payables		**796,243**	688,478
Interest-bearing liabilities		**511,916**	239,566
Other financial liabilities		**148,108**	–
Tax liabilities		**26,179**	9,102
Provisions		**95,297**	92,017
Total current liabilities		**1,577,743**	1,029,163
Non-current liabilities			
Trade and other payables		**6,460**	6,698
Interest-bearing liabilities		**2,207,896**	2,590,745
Other financial liabilities		**271,008**	–
Tax liabilities		**778,658**	797,733
Provisions		**177,477**	180,035
Total non-current liabilities		**3,441,499**	3,575,211
Total liabilities		**5,019,242**	4,604,374
Net assets		**3,645,685**	3,518,593
Equity			
Issued capital	9	**1,158,959**	1,133,890
Reserves	10	**(38,008)**	(2,887)
Retained earnings	10	**1,569,728**	1,393,238
Total parent entity interest		**2,690,679**	2,524,241
Minority interests	10	**955,006**	994,352
Total equity	10	**3,645,685**	3,518,593

The Balance Sheet should be read in conjunction with the notes to the financial statements.

Discussion and Analysis – Statement of Cash Flows

Net cash provided by operating activities increased by $281 million, from $706 million to $987 million for the year ended 30 June 2006. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased 18 percent to $1,087 million compared to $918 million last year (refer to commentary in the Discussion and Analysis of the Income Statement and the Operations Review).

Distributions and dividends received from equity accounted joint-venture entities and associated entities totalled $20 million in the current year compared to $19 million in the prior year.

Net income taxes paid during the year were $119 million compared with $181 million in the prior year. The decrease was primarily driven by a $52 million decrease in tax paid by Contact Energy.

Capital expenditure on property, plant and equipment and exploration and development for the year totalled $680 million excluding acquisitions, an increase of $213 million from the prior year. Stay-in-business capital expenditure increased $77 million from $132 million to $209 million. Oil and gas production activities accounted for $62 million of this expenditure in the current year and Contact Energy expended $99 million, primarily on Geothermal drilling activities. Growth capital expenditure increased $135 million from $336 million to $471 million in the current year. The major components of growth capital expenditure in the current year were:

- $167 million spent on development and exploration in the Otway Basin;
- $94 million spent on the BassGas Project;
- *$69 million spent on coal seam gas assets in Queensland;*
- $23 million spent on exploration and appraisal in the Perth Basin; and
- $15 million spent on exploration and appraisal drilling in the Surat Basin.

Payments for the purchase of controlled entities (net of cash acquired) were $31 million in the current year (2005: $943 million). The current year amount was for the acquisition of LPG businesses including Speed-E-Gas (NSW) Pty Ltd and Origin Energy Leasing Ltd. The prior year amount was for the acquisition of Origin Energy's 51.4 percent interest in Contact Energy.

Payments for the purchase of other investments were $1 million in the current year relating to additional shares in Geodynamics Limited. The prior year amount also primarily comprised of $2 million for the acquisition of shares in Geodynamics Limited.

Payments for the acquisition of businesses and other assets was $149 million primarily for the acquisition of interests in exploration and production licences, including $72 million for the acquisition of coal seam gas assets from Pangaea, $55 million for an additional 5 percent interest in the BassGas Project and $17 million for a further interest in the Thylacine and Geographe fields. The $23 million in the prior year was primarily for the acquisition of further interests in the exploration and production licences and assets in the Victorian onshore Otway Basin and LPG businesses.

Repayment of loans by equity accounted entities was $59 million in the current year, reflecting the loans repaid to Origin Energy from SEA Gas.

Payments received for the disposal of investments amounted to $67 million in the current year primarily reflecting the $65 million received for the disposal of Contact Energy's interest in the Valley Power joint-venture.

Proceeds from the sale of non-current assets were $28 million in the current year. The sale of Origin Energy's interest in Moura resulted in proceeds amounting to $20 million and the proceeds received for the sale of other upstream non-current assets amounted to $6 million. The prior year proceeds received of $21 million were primarily related to the sale of the Carpentaria Gas Pipeline connecting Ballera to Mount Isa.

Net proceeds from borrowings amounted to $292 million in the current year, compared to $390 million received in the prior year. *The net proceeds from borrowings in the current year were* primarily used to fund ongoing capital expenditure on upstream projects including development of the BassGas Project and Otway Gas Project and the acquisition of additional interests in upstream assets including a further 5 percent interest in the BassGas Project, an additional 1 percent interest in the Thylacine and Geographe fields and the acquisition of coal seam gas interests from Pangaea. The net debt to debt-plus-equity ratio excluding debt fair value adjustments at 30 June 2006 was 42 percent (2005: 44 percent).

Dividends paid, net of dividends reinvested, increased by $55 million from the prior year primarily due to an increase in dividends paid per share.

Proceeds from the issue of shares in accordance with the Senior Executive Option Plan totalled $4 million during the year.

Prior year net proceeds from rights issue of $630 million related to the rights issued settled on 1 April 2005. These funds were raised to partially fund the Contact Energy acquisition.

Prior year net payments arising from the issue and redemption of convertible undated preference shares of $27 million related to the funding for the Contact Energy acquisition.

Statement of Cash Flows

for year ended 30 June

	Note	Consolidated 2006 $'000	2005 $'000
Cash flows from operating activities			
Cash receipts from customers		**6,216,021**	5,211,994
Cash paid to suppliers		**(5,131,806)**	(4,345,052)
Cash generated from operations		**1,084,215**	866,942
Dividends/distributions received from associates/joint-venture entities		**20,316**	18,867
Other dividends received		**836**	1,141
Income taxes paid		**(118,788)**	(181,213)
Net cash from operating activities		**986,579**	705,737
Cash flows from investing activities			
Payments for property, plant and equipment		**(480,276)**	(337,673)
Payments for exploration and producing areas of interest		**(199,896)**	(129,488)
Acquisition of controlled entities (net of cash acquired)	6(c)	**(31,174)**	(942,504)
Acquisition of other investments		**(940)**	(2,321)
Acquisition of businesses and other assets (net of cash acquired)		**(148,838)**	(22,753)
Loans to equity accounted entities		**–**	(2,514)
Repayment of loans by equity accounted entities		**59,026**	1,165
Interest received		**20,317**	8,553
Net proceeds from disposal of investments		**66,848**	1,659
Net proceeds from sale of non-current assets		**27,872**	20,593
Net cash used in investing activities		**(687,061)**	(1,405,283)
Cash flows from financing activities			
Proceeds from borrowings		**2,808,342**	3,684,256
Repayment of borrowings		**(2,515,922)**	(3,293,814)
Interest paid		**(205,506)**	(158,812)
Dividends paid by parent entity		**(110,657)**	(64,887)
Dividends paid to minority interests		**(52,421)**	(43,563)
Proceeds from issues of share capital		**4,006**	7,808
Proceeds from rights issue		**–**	630,504
Proceeds from issue of convertible undated preference shares (net of transaction costs)		**–**	592,885
Redemption of convertible undated preference shares		**–**	(619,848)
Net cash provided by/(used in) financing activities		**(72,158)**	734,529
Net increase in cash and cash equivalents		**227,360**	34,983
Cash and cash equivalents at the beginning of the year		**79,030**	44,318
Effect of exchange rate changes on cash		**(3,756)**	(271)
Cash and cash equivalents at the end of the year	6(a)	**302,634**	79,030

The Statement of Cash Flows should be read in conjunction with the notes to the financial statements.

1. Statement of significant accounting policies

Origin Energy Limited (the 'company') is a company domiciled in Australia. The Concise Financial Report of the company for the year ended 30 June 2006 comprises the company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates and jointly controlled entities. The financial report was authorised for issue by the directors on 30 August 2006.

Basis of preparation
The financial report is presented in Australian dollars.

The entity has elected to early adopt the following accounting standards and amendments:

- AASB 7 *Financial Instruments: Disclosures*;
- AASB 119 *Employee Benefits (December 2004)*;
- AASB 2004-3 *Amendments to Australian Accounting Standards (December 2004)* amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 101 *Presentation of Financial Statements*, AASB 124 *Related Party Disclosures*;
- AASB 2005-1 *Amendments to Australian Accounting Standards (May 2005)* amending AASB 139 *Financial Instruments: Recognition and Measurement*;
- AASB 2005-3 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 119 *Employee Benefits (either July or December 2004)*;
- AASB 2005-4 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, AASB 1023 *General Insurance Contracts*, AASB 1038 *Life Insurance Contracts*;
- AASB 2005-5 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004)*, and AASB 139 *Financial Instruments: Recognition and Measurement*;
- AASB 2005-6 *Amendments to Australian Accounting Standards (June 2005)* amending AASB 3 *Business Combinations*;
- AASB 2005-10 *Amendments to Australian Accounting Standards (September 2005)* makes consequential amendments to AASB 132 *Financial Instruments: Disclosures and Presentation*, AASB 101 *Presentation of Financial Statements*, AASB 114 *Segment Reporting*, AASB 117 *Leases*, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 *General Insurance Contracts* and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7;
- AASB 2006-1 *Amendments to Australian Accounting Standards (January 2006)* amending AASB 121 *The Effects of Changes in Foreign Exchange Rates (July 2004)*;
- UIG 4 *Determining whether an Arrangement contains a Lease*;
- UIG 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*; and
- UIG 9 *Reassessment of Embedded Derivatives*.

The entity has elected not to early adopt the following standards and amendments:

- UIG 8 *Scope of AASB 2*; and
- AASB 2005-9 *Amendments to Australian Accounting Standards (September 2005)* amending AASB 4 *Insurance Contracts*, *AASB 1023 General Insurance Contracts*, AASB 139 *Financial Instruments: Recognition and Measurement* and AASB 132 *Financial Instruments: Disclosure and Presentation*.

The adoption of these standards could have an effect on the financial results of the consolidated entity, however, the impact is not known or reasonably estimable in the current year as the consolidated entity is in the process of assessing their impact.

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

The financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivatives financial instruments and financial assets classified as available for sale.

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Except for the change in accounting policy relating to financial instruments, the accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening A-IFRS balance sheet at 1 July 2004 for the purposes of the transition to A-IFRS. The accounting policies have been applied consistently by all entities in the consolidated entity.

Change in accounting policy: Adoption of AASB 132 and AASB 139
In the current financial year the consolidated entity adopted AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available for sale investments and derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedging reserve and available for sale reserve) at 1 July 2005. The impact on the Balance Sheet in the comparative period is set out in note 13 as an adjustment to the opening balance sheet at 1 July 2005.

1. Statement of significant accounting policies (continued)

Principles of consolidation

Subsidiaries

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Minority interests in the equity and profit of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the profit or loss are included only from the date control commenced or up to the date control ceased.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence, but not control, over the financial and operating policies and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. The consolidated financial statements includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint-venture entities

Joint-ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement. In the consolidated financial statements, investments in jointly controlled entities, including partnerships, are accounted for using equity accounting principles. Investments in joint-venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the jointly controlled entity's profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in the consolidated reserves.

Joint-venture operations

The consolidated entity's interests in unincorporated joint-ventures are brought to account by including its proportionate share of the joint-ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Segment reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Receivables

Trade and other receivables are recorded at amortised cost less accumulated impairment losses.

Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost is determined predominantly on the first-in-first-out basis of valuation.

Deferred expenses

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Impairment

The carrying amounts of assets, other than inventories, derivatives and deferred tax assets, are reviewed at each reporting date to determine if there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated, as discussed below.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the Income Statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the cash-generating unit on a pro rata basis.

When a decline in the fair value of an available for sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the Income Statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the Income Statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the Income Statement.

An impairment loss is reversed if there has been an indication that the impairment loss no longer exists and there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

1. Statement of significant accounting policies (continued)

Calculation of recoverable amount
The recoverable amount of receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of some assets is their fair value less costs to sell.

Intangibles

Goodwill

Business combinations prior to 31 March 1999
Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 31 March 1999 have not been reconsidered in preparing the consolidated entity's opening A-IFRS Balance Sheet at 1 July 2004 (see note 13).

Business combinations since 31 March 1999
All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets and contingent liabilities acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment. In respect of equity accounted entities, the carrying amount of goodwill is included in the carrying amount of the investment in the equity accounted entity. Negative goodwill arising on an acquisition is recognised directly in the Income Statement.

Other intangible assets
Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the Income Statement as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the Income Statement as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets.

Exploration and evaluation expenditure
Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach. All exploration and evaluation costs, including directly attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the Income Statement.

Exploration and evaluation expenditure is partially or fully capitalised where either (i) the expenditures is expected to be recouped through successful development and exploitation of the area of interest (or alternatively, by its sale) or (ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing, or where both conditions are met.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to development assets.

Development assets
The costs of oil and gas assets in the development phase are separately accounted for and include costs transferred from exploration and evaluation costs once technical feasibility and commercial viability of an area of interest are demonstrable, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences the accumulated costs are transferred to producing areas of interest.

Investments in debt and equity securities

Current period
Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the Income Statement.

Other financial assets held by the consolidated entity are classified as being available for sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the Income Statement.

The fair value of financial assets classified as available for sale is their quoted bid price at the balance sheet date.

1. Statement of significant accounting policies (continued)

Financial assets classified as available for sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to/by the consolidated entity.

Comparative period
Interests in listed and unlisted companies which are not controlled entities, associated entities or joint-venture entities are treated as investments and are carried at cost. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts.

Property, plant and equipment
Items of property, plant and equipment are recorded at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004, the date of transition to A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Producing areas of interest
The costs of oil and gas assets in production are separately accounted for and include costs transferred from exploration and evaluation costs, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

Leased plant and equipment
Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

Self-constructed assets
These assets are carried at cost and tested for impairment. The cost of self-constructed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Depreciation and amortisation
With the exception of producing areas of interest and land, depreciation is charged to the Income Statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Land is not depreciated.

Finance leases
A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

Operating leases
Payments made under operating leases are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the Income Statement as the integral part of total lease expense spread over the lease term.

Payables
Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at amortised cost.

Interest-bearing liabilities

Current period
Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the Income Statement over the period of borrowings on an effective interest basis. Interest expense is recognised in the Income Statement as net financing costs.

Comparative period
Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate in 'trade creditors and accruals'. Borrowings are recognised at their face value. Any premium or discount is booked as prepaid interest and is amortised over the period to maturity.

Defined benefit superannuation plan
The consolidated entity's net obligation in respect of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The benefit is discounted to determine its present value, and the fair value of the plan assets is deducted. The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of the plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Actuarial gains and losses are recognised directly in retained earnings in the period in which they occur and are presented in the Statement of Recognised Income and Expense.

1. Statement of significant accounting policies (continued)

Defined contribution superannuation funds
The consolidated entity makes contributions to a defined contribution superannuation fund. All contributions are recognised as an expense in the Income Statement as incurred.

Long-term service benefits
The consolidated entity's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

Wages, salaries, annual leave, sick leave and non-monetary benefits
Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax.

Provisions
A provision is recognised in the Balance Sheet when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. Provisions are determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being the rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the Income Statement, the expense recognised in respect of a provision is presented net of the recovery. The unwinding of the discount on the provision is recognised in the Income Statement as interest expense.

In the Balance Sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restoration, rehabilitation and dismantling
Provisions for the estimated present value of costs relating to future restoration, removal and rehabilitation activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the Income Statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste, dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Onerous contracts
A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Revenue recognition

Sales revenue
Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the consolidated entity to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice the above revenue recognition approach is applied to the consolidated entity's business segments as follows:

- Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- Revenue from electricity and gas supplied by the Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage
- The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

Government grants
Government grants are recognised in the Balance Sheet initially as deferred income when there is reasonable assurance that they will be received and that the consolidated entity will comply with the conditions attaching to them. Grants that compensate the consolidated entity for expenses incurred are recognised as revenue in the Income Statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the consolidated entity for the cost of an asset are recognised in the Income Statement as other income on a systematic basis over the useful life of the asset.

1. Statement of significant accounting policies (continued)

Dividends
Revenue from dividends from associates and other investments are recognised when dividends are declared. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Interest revenue
Interest revenue is recognised as it accrues using the effective interest method.

Net financing costs
Net financing costs comprise interest payable on borrowings calculated using the effective interest method, dividends on redeemable preference shares, interest receivable on funds invested, and gains and losses on interest rate swaps and cross currency interest rate swaps that are recognised in the Income Statement. Borrowing costs are expensed as incurred and included in net financing costs.

Financing costs incurred for the construction of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.

Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

Income tax
Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation
The company and its wholly-owned Australian resident entities formed a tax consolidated group with effect from 1 July 2003. The head entity within the tax consolidated group is Origin Energy Limited.

Under A-IFRS, the consolidated entity has adopted UIG 1052 *Tax Consolidation Accounting* which requires the subsidiaries to initially recognise both current and deferred taxes before recognising the head entity's assumption of the current tax liability (asset) and deferred tax assets from tax losses. Under A-IFRS the subsidiaries are required to recognise deferred tax assets relating to temporary differences, other than for tax losses.

Upon adoption of UIG 1052 under A-IFRS, all tax funding arrangements amounts are recognised as inter-entity amounts, giving rise to a contribution by or distribution to equity participants to the extent they differ from the amounts assumed by the head entity from subsidiaries. The entities in the Australian tax-consolidated group have revised the tax funding arrangement to address only current tax amounts and deferred tax assets from tax losses/credits so that no net contributions or distributions to equity participants are expected to arise in the future.

Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the Income Statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the Income Statement upon disposal. In respect of all foreign operations, any differences that have arisen after 1 July 2004, the date of transition to A-IFRS, are presented as a separate component of equity.

1. Statement of significant accounting policies (continued)

Derivative financial instruments

Current period
The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and commodity price risks arising from operational, financing and investment activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in the Income Statement unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

Comparative period
The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create. Derivative financial instruments are not held for speculative purposes. Where derivative financial instruments are designated as a hedge of an anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred. When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the Income Statement. Option premiums are recorded as prepayments when paid and amortised over the term of the option.

Hedging

Current period
Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

For cash flow hedges, other than described above, the associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the Income Statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Income Statement.

Fair value hedges
Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in the Income Statement, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

Hedge of net investment in foreign operations
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the Income Statement.

Comparative period
For foreign currency hedges of specific purchases or sales, the costs (or gains) of entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the Balance Sheet from the inception of the hedge contract. The gains or losses on the foreign currency hedges are included in the measurement of the hedged transaction, when the transaction has occurred.

Equity-based compensation

Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

- Senior Executive Option Plan: the fair value of the options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.
- Employee Share Plan and the Executive Share Plan: where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the Balance Sheet until paid and included in employee expenses in the Income Statement.

1. Statement of significant accounting policies (continued)

Accounting estimates and judgements
The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

The consolidated entity estimates the future removal costs of offshore oil and gas platforms, production facilities, wells, pipelines, LPG tankers and tanks and generation plants at the time of installation or construction of the assets. In most instances, removal of the assets occurs many years into the future. This requires judgemental assumptions regarding removal date, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating cost, future removal technologies in determining the removal cost, and asset specific discount rates to determine the present value of these cash flows. More detail in respect of the restoration, rehabilitation and dismantling provisions is included earlier in this note.

Litigation
Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint-venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

Impairment of assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset-specific discount rates. For oil and gas properties, expected future cash flow estimation is based on reserves, future production profiles, commodity prices and costs.

Exploration and evaluation expenditure
The consolidated entity's accounting policy for exploration and evaluation is set out earlier in this note. The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular, the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised expenditure under this policy, Origin Energy concludes that it is unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the Income Statement.

Depreciation of producing areas of interest
The carrying values of producing areas of interest are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. Certain estimates and assumptions are used in determining these reserves and development cost estimates.

Fair value of financial instruments
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present vale of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

Defined benefit superannuation plan obligations
Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation plan obligations.

2. Segments

(a) Primary reporting – geographical segments

	Australia*		New Zealand **		Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Sales revenue and other income						
External sales revenue	**3,720,772**	3,575,343	**2,158,984**	1,294,626	**5,879,756**	4,869,969
Other income	**35,252**	27,859	**35,413**	4,557	**70,665**	32,416
Total segment revenue and other income	**3,756,024**	3,603,202	**2,194,397**	1,299,183	**5,950,421**	4,902,385
Result						
Segment result	**356,921**	369,436	**413,307**	270,401	**770,228**	639,837
Share of net profits of associates and joint-venture entities	**18,409**	15,188	**1,982**	1,210	**20,391**	16,398
Earnings before interest and tax (EBIT)	**375,330**	384,624	**415,289**	271,611	**790,619**	656,235
Net financing costs					**(167,391)**	(147,661)
Profit before income tax					**623,228**	508,574
Income tax expense					**(169,148)**	(137,171)
Profit for the year					**454,080**	371,403
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**546,987**	553,650	**540,270**	364,783	**1,087,257**	918,433
Depreciation and amortisation	**171,657**	169,026	**124,981**	93,172	**296,638**	262,198
Significant other non-cash expenses	**13,160**	34,193	**10,805**	4,448	**23,965**	38,641
Acquisitions of non-current assets (includes capital expenditure)	**736,850**	445,847	**159,742**	1,028,605	**896,592**	1,474,452
Assets						
Segment assets	**4,313,243**	3,465,830	**3,958,874**	4,449,237	**8,272,117**	7,915,067
Equity accounted investments	**73,867**	111,242	**4,581**	3,394	**78,448**	114,636
Total segment assets	**4,387,110**	3,577,072	**3,963,455**	4,452,631	**8,350,565**	8,029,703
Cash and tax assets					**314,362**	93,264
Total assets					**8,664,927**	8,122,967
Liabilities						
Segment liabilities	**1,075,026**	676,792	**419,567**	290,436	**1,494,593**	967,228
Interest-bearing liabilities and tax liabilities					**3,524,649**	3,637,146
Total liabilities					**5,019,242**	4,604,374

* The Australian geographic segment includes operations in Australia and the Pacific.

** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities. The June 2005 comparative period includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

2. Segments (continued)

(a) Secondary reporting – business segments

	Exploration and Production		Retail		Generation		Networks		Contact Energy**		Consolidated	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000	**2006 $'000**	2005 $'000
Sales revenue and other income												
Total sales	**434,943**	414,445	**3,214,106**	3,068,235	**104,179**	125,223	**171,745**	158,742	**2,074,755**	1,215,846	**5,999,728**	4,982,491
Intersegment sales elimination *	**(90,977)**	(64,606)	**–**	–	**(28,995)**	(47,916)	**–**	–	**–**	–	**(119,972)**	(112,522)
External sales revenue	**343,966**	349,839	**3,214,106**	3,068,235	**75,184**	77,307	**171,745**	158,742	**2,074,755**	1,215,846	**5,879,756**	4,869,969
Other income	**20,019**	11,053	**7,451**	6,081	**4,088**	406	**8,254**	13,939	**30,853**	937	**70,665**	32,416
Total segment revenue and other income	**363,985**	360,892	**3,221,557**	3,074,316	**79,272**	77,713	**179,999**	172,681	**2,105,608**	1,216,783	**5,950,421**	4,902,385
Result												
Segment result	**98,975**	131,702	**226,681**	206,461	**23,947**	19,398	**22,071**	26,177	**398,554**	256,099	**770,228**	639,837
Share of net profits of associates and joint-venture entities	**–**	–	**91**	67	**11,666**	8,288	**6,743**	6,900	**1,891**	1,143	**20,391**	16,398
Earnings before interest and tax (EBIT)	**98,975**	131,702	**226,772**	206,528	**35,613**	27,686	**28,814**	33,077	**400,445**	257,242	**790,619**	656,235
Earnings before interest, tax, depreciation And amortisation (EBITDA)	**205,403**	229,621	**273,254**	256,711	**59,574**	52,097	**29,594**	34,357	**519,432**	345,647	**1,087,257**	918,433
Depreciation and amortisation	**106,428**	97,919	**46,482**	50,183	**23,961**	24,411	**780**	1,280	**118,987**	88,405	**296,638**	262,198
Significant other non-cash expenses	**4,700**	7,523	**12,526**	22,242	**1,199**	3,857	**1,064**	821	**4,476**	4,198	**23,965**	38,641
Acquisitions of non-current assets (includes capital expenditure)	**662,453**	384,030	**97,291**	75,623	**17,431**	7,561	**–**	1,037	**119,417**	1,006,201	**896,592**	1,474,452
Assets												
Segment assets	**1,985,838**	1,466,185	**1,932,680**	1,585,307	**311,445**	308,505	**219,533**	228,712	**3,822,621**	4,326,358	**8,272,117**	7,915,067
Equity accounted investments	**–**	–	**148**	154	**56,498**	59,162	**17,369**	52,080	**4,433**	3,240	**78,448**	114,636
Total segment assets	**1,985,838**	1,466,185	**1,932,828**	1,585,461	**367,943**	367,667	**236,902**	280,792	**3,827,054**	4,329,598	**8,350,565**	8,029,703
Cash and tax assets											**314,362**	93,264
Total assets											**8,664,927**	8,122,967
Liabilities												
Segment liabilities	**317,602**	222,509	**704,184**	425,035	**20,730**	21,352	**67,613**	54,947	**384,464**	243,385	**1,494,593**	967,228
Interest-bearing liabilities and tax liabilities											**3,524,649**	3,637,146
Total liabilities											**5,019,242**	4,604,374

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Australian Retail and Generation operations in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** The Contact Energy segment in the June 2005 year includes Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact Energy, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact Energy, based on their share of total assets and liabilities.

Business segments:	**Products and services:**
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact Energy	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Seasonality of operations

The consolidated entity's Retail segment is subject to seasonal fluctuations as a result of weather conditions. The entity attempts to minimise the seasonal impact through hedging activities. Historically, the profit for the first half of the financial year is marginally higher than the second half of the financial year.

3. Profit

	Consolidated 2006 $'000	Consolidated 2005 $'000
(a) Sales revenue and other income		
Sales revenue		
Revenue from sale of goods	5,707,309	4,711,260
Revenue from rendering of services	172,447	158,709
Total sales revenue	5,879,756	4,869,969
Other income		
Dividends received from other parties	836	1,141
Other distributions received	7,129	12,821
Net gain on sale of Valley Power asset	30,942	–
Net gain on sale of other assets	13,386	12,074
Net foreign exchange gain	1,055	–
Government grants/subsidies	1,178	402
Other	16,139	5,978
Total other income	70,665	32,416
Total sales revenue and other income	5,950,421	4,902,385
(b) Net financing costs		
Interest income:		
Associated entities	602	2,832
Other parties	17,030	8,286
	17,632	11,118
Net interest income on derivative instruments	7,431	–
Interest expense:		
Other parties	179,718	144,324
On unwinding of discount on provisions	12,122	12,561
Finance charges on capitalised leases	614	1,894
	192,454	158,779
Total net financing costs	167,391	147,661

(c) Proposed dual-listed-company expense

In February 2006 Origin Energy and Contact Energy announced their intention to merge the two companies by way of a dual-listed-company structure, subject to obtaining all necessary legal, regulatory and other approvals, and subject to a positive vote by shareholders of both companies. The companies entered into a merger implementation agreement and commenced the work required to obtain these approvals. However by June 2006 it became clear that the merger proposal was unlikely to be supported by shareholders of Contact Energy and the merger implementation agreement was terminated with each party bearing its own costs.

	2006 $'000	2005 $'000
Total costs before tax	16,917	–
Income tax benefit	2,760	–
Total costs after tax	14,157	–
Minority interest	3,754	–
Total costs after tax and minority interest	10,403	–

4. Income tax expense/(benefit)

	Consolidated 2006 $'000	Consolidated 2005 $'000
Current tax expense	**211,456**	169,236
Deferred tax benefit	**(35,016)**	(20,882)
Over provided in prior years	**(7,292)**	(11,183)
Total income tax expense in Income Statement	**169,148**	137,171
Reconciliation between tax expense and pre-tax net profit		
Profit before income tax	**623,228**	508,574
Income tax using the domestic corporation tax rate of 30% (2005:30%)		
Prima facie income tax expense on pre-tax accounting profit:		
– at Australian tax rate of 30%	**186,968**	152,572
– adjustment for difference between Australian and overseas tax rates	**9,987**	5,844
Income tax expense on pre-tax accounting profit at standard rates	**196,955**	158,416
Increase in income tax expense due to:		
Share based remuneration expense	**1,880**	1,286
Non-deductible redeemable preference share expense	**4,436**	3,152
Decrease in income tax expense due to:		
Share of net profits of associates	**(1,932)**	(369)
Gain on disposal of Valley Power	**(9,828)**	–
Recognition of change in net tax loss position	**(12,496)**	(10,610)
Other	**(2,575)**	(3,521)
	(20,515)	(10,062)
Over provided in prior years	**(7,292)**	(11,183)
Income tax expense on pre-tax net profit	**169,148**	137,171

5. Dividends

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
(a) Dividend reconciliation			
Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005 (2005: final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004).		**63,334**	46,974
Interim dividend of 9 cents per share, fully franked at 30%, paid 20 March 2006 (2005: 7 cents per share, fully franked at 30%, paid 23 March 2005)		**71,445**	47,355
	10	**134,779**	94,329
(b) Subsequent event			
Since the end of the financial year, the directors have declared a final dividend of 9 cents per share, fully franked at 30%, payable 29 September 2006		**71,490**	
The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.			

6. Notes to the statement of cash flows

	Consolidated 2006 $'000	Consolidated 2005 $'000
(a) Reconciliation of cash and cash equivalents		
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the half year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:		
Cash	**309,229**	87,793
Bank overdrafts	**(6,595)**	(8,763)
	302,634	79,030
(b) The following non-cash financing and investing activities have not been included in the Statement of Cash Flows:		
Issue of shares in respect of the Dividend Reinvestment Plan	**24,122**	29,442
Sale and purchase of listed company shares via share exchange	**9,845**	–

6. Notes to the statement of cash flows (continued)

(c) Acquisition of controlled entities

During the year ended 30 June 2006, the consolidated entity acquired entites for a total consideration of $31,553,000 (refer note 7).

During the year ended 30 June 2005, the consolidated entity acquired a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy (refer note 7) and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer for a total consideration of $1,023,864,000.

Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Book value Consolidated		Fair value Consolidated	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Current assets				
Cash and cash equivalents	379	82,345	379	82,345
Trade and other receivables	1,540	148,168	1,540	148,415
Inventories	56	29,688	56	29,688
Other financial assets	–	–	–	11,206
Total current assets	1,975	260,201	1,975	271,654
Non-current assets				
Investments accounted for using the equity method	–	2,256	–	2,256
Property, plant and equipment	12,449	3,646,602	18,121	3,646,602
Intangible assets	–	166,320	16,438	–
Deferred tax assets	–	–	–	1,320
Other	–	8,311	–	4,281
Total non-current assets	12,449	3,823,489	34,559	3,654,459
Total assets	14,424	4,083,690	36,534	3,926,113
Current liabilities				
Trade and other payables	580	152,642	580	152,642
Interest-bearing liabilities	1,000	50,623	1,000	50,623
Bank overdraft	–	5,253	–	5,253
Current tax liabilities	91	70,743	91	75,186
Provisions	121	12,516	121	18,058
Total current liabilities	1,792	291,777	1,792	301,762
Non-current liabilities				
Interest-bearing liabilities	–	1,487,249	–	1,487,249
Deferred tax liabilities	5	672,410	4,937	623,164
Provisions	–	22,250	–	22,250
Total non-current liabilities	5	2,181,909	4,937	2,132,663
Total liabilities	1,797	2,473,686	6,729	2,434,425
Net assets	12,627	1,610,004	29,805	1,491,688
Minority interests			–	(971,525)
Goodwill on acquisition			1,748	503,701
Fair value of net assets acquired			31,553	1,023,864
Cash flow reconciliation:				
Total consideration			31,553	1,023,864
Cash acquired, net of bank overdraft			(379)	(77,092)
Other amount payable			–	(4,268)
Consideration (net of cash acquired and amount payable)			31,174	942,504

7. Acquisition of controlled entities

(c) Acquisition of controlled entities

2006	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Contribution to consolidated net profit after minority interest $'000
Origin Energy American Samoa Inc	21 October 2005	0.01%	8	8	–
Origin Energy Leasing Limited	31 December 2005	100.00%	13,309	13,309	(112)
Speed-E-Gas (NSW) Pty Ltd	28 February 2006	100.00%	18,236	18,236	574

Refer to note 6(c) for details of net assets acquired.

2005	Date acquired	Percentage interest acquired	Carrying amount $'000	Consideration $'000	Contribution to consolidated net profit after minority interest $'000
Mission Energy Universal Holdings	1 October 2004	100.00%			
Mission Energy Five Star Holdings	1 October 2004	100.00%			
Mission Contact Finance Limited	1 October 2004	100.00%	1,023,864	1,023,864	62,342
Mission Energy Pacific Holdings	1 October 2004	100.00%			
Contact Energy Limited and its controlled entities	1 October 2004	51.36%			

8. Interests in entities which are not controlled entities

	Percentage of ownership interest held at the end of the period Consolidated 2006 %	2005 %	Share of net profits Consolidated 2006 $'000	2005 $'000
Equity accounted associates and joint-venture entities:				
BIEP Pty Ltd	**50.0**	50.0	**–**	–
BIEP Security Pty Ltd	**50.0**	50.0	**–**	–
Bulwer Island Energy Partnership	**50.0**	50.0	**5,552**	4,793
Campaspe Asset Management Services Pty Ltd	**50.0**	50.0	**327**	261
CUBE Pty Ltd*	**50.0**	50.0	**6,114**	3,495
Gas Industry Superannuation Pty Ltd	**50.0**	50.0	**–**	–
Oakey Power Holdings Pty Ltd	**25.0**	25.0	**1,891**	1,143
Rockgas Timaru Ltd	**50.0**	50.0	**91**	67
SEA Gas Partnership	**33.3**	33.3	**6,416**	6,639
Vitalgas Pty Ltd	**50.0**	50.0	**–**	–
Total			**20,391**	16,398

* Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

9. Issued capital

	Note	Consolidated 2006 $'000	2005 $'000
Issued and paid-up capital			
794,337,258 (2005: 789,716,669) ordinary shares, fully paid		**1,158,959**	1,133,890
Ordinary share capital			
Balance at the beginning of the financial year		**1,133,890**	463,208
Shares issued:			
– 1,195,000 (June 2005: 3,804,700) shares in accordance with the Senior Executive Option Plan		**4,006**	7,808
– 3,425,589 (June 2005: 4,692,486) shares in accordance with the Dividend Reinvestment Plan		**24,122**	29,442
– Nil shares (June 2005: 112,531,123 shares) in accordance with the Rights Issue, pursuant to a prospectus, including tax impacts		**(3,059)**	633,432
Total movements in ordinary share capital	10	**25,069**	670,682
Ordinary share capital at the end of the financial year		**1,158,959**	1,133,890

Rights Issue

During the June 2005 year, the company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the company issued 112,531,123 shares at a price of $5.70 per share, raising $630,373,000, net of costs.

10. Retained earnings and total equity

	Consolidated							
	Issued capital $'000	Share based payments reserve $'000	Foreign currency translation reserve $'000	Hedging reserve $'000	Available for sale reserve $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Balance at 30 June 2005	**1,133,890**	**6,691**	**(9,578)**	**–**	**–**	**1,393,238**	**994,352**	**3,518,593**
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax	–	–	–	11,864	39,837	(27,013)	(8,084)	16,604
Opening balance as at 1 July 2005	**1,133,890**	**6,691**	**(9,578)**	**11,864**	**39,837**	**1,366,225**	**986,268**	**3,535,197**
Profit after tax expense for the year						331,909	122,171	454,080
Less: Available for sale financial assets – transfer to net profit						(1,646)		(1,646)
Less: Cash flow hedges – transfer to net profit						26,977		26,977
Movement in share capital (note 9)	25,069							25,069
Movement in share based payments		6,268						6,268
Net loss on translation of assets and liabilities of overseas controlled entities			(149,072)				(106,937)	(256,009)
Net gain on translation of long-term borrowings and foreign currency forward contracts net of tax			45,162					45,162
Available for sale financial assets – fair value movement					(1,602)			(1,602)
Available for sale financial assets – amount removed from equity and transferred to profit					(1,646)	1,646		–
Cash flow hedges – effective component recognised in equity				(14,504)			(8,857)	(23,361)
Cash flow hedges – amount removed from equity and transferred to profit				26,977		(26,977)	13,527	13,527
Cash flow hedges – amount transferred to the initial cost of assets				(1,816)			839	(977)
Cash flow hedges – foreign currency translation gain			(855)	439			416	–
Share of increase in reserves attributable to equity accounted entities				3,827				3,827
Actuarial gain on defined benefit plan, net of tax						6,373		6,373
Dividends paid						(134,779)	(52,421)	(187,200)
Balance at 30 June 2006	**1,158,959**	**12,959**	**(114,343)**	**26,787**	**36,589**	**1,569,728**	**955,006**	**3,645,685**
Balance at 1 July 2004	**463,208**	**2,404**	**–**	**–**	**–**	**1,218,797**	**7,084**	**1,691,493**
Profit after tax expense for the period						301,233	70,170	371,403
Movement in share capital (note 9)	670,682							670,682
Movement in share based payments		4,287						4,287
Net loss on translation of assets and liabilities of overseas controlled entities			(17,966)				(10,864)	(28,830)
Net gain on translation of long-term borrowings and foreign currency forward contracts net of tax			8,177					8,177
Actuarial loss on defined benefit plan, net of tax						(6,693)		(6,693)
Dividends paid						(94,329)	(43,563)	(137,892)
Transfers from reserves to retained earnings			211			(935)		(724)
Minority interest in Contact Energy Limited on acquisition							971,525	971,525
Dividend paid on redemption of issue of convertible undated preference shares						(24,835)		(24,835)
Balance at 30 June 2005	**1,133,890**	**6,691**	**(9,578)**	**–**	**–**	**1,393,238**	**994,352**	**3,518,593**

11. Earnings per share (EPS)

	Consolidated 2006 $'000	Consolidated 2005 $'000
Details of basic and diluted EPS reported separately in accordance with AASB 133 *'Earnings Per Share'* are as follows.		
Basic EPS	**41.9 cents**	42.1 cents
Diluted EPS	**41.7 cents**	41.8 cents
Normalised earnings per share*		
Basic EPS	**41.9 cents**	39.5 cents
Diluted EPS	**41.7 cents**	39.2 cents

	2006 Number	2005 Number
Weighted average number of shares used as the denominator		
Number of ordinary shares for basic earnings per share calculation	**791,873,326**	715,970,440
Effect of executive share options on issue	**4,756,339**	5,290,084
Number of ordinary shares for diluted earnings per share calculation	**796,629,665**	721,260,524
Normalised weighted average number of shares*		
Ordinary shares	**791,873,326**	715,970,440
Adjustment due to Rights Issue in April 2005	**–**	46,528,918
Number of ordinary shares for basic earnings per share calculation	**791,873,326**	762,499,358
Effect of executive share options on issue	**4,756,339**	5,290,084
Number of ordinary shares for diluted earnings per share calculation	**796,629,665**	767,789,442

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. In the year ended 30 June 2005, the weighted average number of shares was notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and diluted earnings per share remain unchanged.

Reconciliation of earnings used in calculating EPS:

	2006 $'000	2005 $'000
Basic and diluted EPS		
Net profit	**454,080**	371,403
Less: Profit attributable to minority interests	**122,171**	70,170
Amount used as numerator in calculating basic and diluted EPS	**331,909**	301,233

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

12. Contingent liabilities

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated	
	2006 $'000	2005 $'000
Bank guarantees – unsecured	**266,884**	205,323
Letters of credit – unsecured*	**8,771**	–
	275,655	205,323

* The Origin Energy group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin Energy group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for.

The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products, conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint-venturers are currently engaged in an arbitration pursuant to the terms of the EPIC contract that relates to the construction of the BassGas Project. Origin Energy remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin Energy in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, tax, other liabilities, debt and assets of Boral Limited and some temporary shared arrangements. All known amounts subject to this agreement have been adequately provided for in the consolidated financial statements.

13. Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Australian entities reporting under the Corporations Act 2001 must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin Energy is required to prepare its annual financial report for the year ended 30 June 2006 under A-IFRS for the first time. This financial report therefore represents Origin Energy's first annual financial report prepared in accordance with A-IFRS.

Origin Energy has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin Energy must also restate its comparative balances applying A-IFRS, except for financial instruments (including derivatives and hedging arrangements, where comparative information is not required to be restated – refer to Item 14 below for details of the application of A-IFRS financial instruments requirements). The application of A-IFRS to comparative balances requires a restatement of the opening balances as at 1 July 2004 incorporating initial A-IFRS transitional adjustments, as well as a restatement of the closing balances at 30 June 2005. Net profit during these periods is also restated. Adjustments required to restate the Balance Sheet as at 1 July 2004 are made directly to opening retained earnings. The adjustments required to restate the Balance Sheet as at 1 July 2005, for the adoption of A-IFRS for financial instruments, are recognised in opening retained earnings or equity reserves as appropriate.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The accounting policies that have been adopted by the consolidated entity under A-IFRS are disclosed in Note 1.

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Table 1 – Impact on Origin Energy's Balance Sheet of initial transition to A-IFRS at 1 July 2004

Consolidated entity	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Total reported under Australian GAAP at 30 June 2004	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments (net of tax where appropriate):			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	–
3. Dismantling, removal & restoration provisions	(34,459)	72,017	106,476
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(48,024)	2,762	50,786
6. Investments in equity accounted entities	(277)	(216)	61
15. Successful efforts change in accounting policy	(86,836)	(124,062)	(37,226)
Total A-IFRS adjustments	(247,962)	(128,434)	119,528
Total restated under A-IFRS at 1 July 2004	**1,691,493**	**3,578,912**	**1,887,419**

Table 2 – Impact on Origin Energy's equity balances on initial transition to A-IFRS at 1 July 2004

Consolidated entity	Contributed equity $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Total reported under Australian GAAP at 30 June 2004	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	(6,579)	–	(6,579)
2. Acquisition of minority interests	–	–	(28,225)	–	(28,225)
3. Dismantling, removal & restoration provisions	–	–	(34,459)	–	(34,459)
4. Business combinations restatement	–	–	(43,562)	–	(43,562)
5. Deferred tax	–	–	(48,024)	–	(48,024)
6. Investments in equity accounted entities	–	–	(277)	–	(277)
8. Share based payments	–	2,404	(2,404)	–	–
10. Property, plant and equipment	–	(103,676)	103,676	–	–
11. Foreign currency translation reserve	–	(8,565)	8,565	–	–
15. Successful efforts change in accounting policy	–	–	(86,836)	–	(86,836)
Total A-IFRS adjustments	–	(109,837)	(138,125)	–	(247,962)
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,218,797**	**7,084**	**1,691,493**

Table 3 – Impact of A-IFRS on Origin Energy's Balance Sheet as at 30 June 2005 and profit for the year ended 30 June 2005

Consolidated entity	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000	EBIT $'000	Net profit after tax & minority interests $'000
Total reported under Australian GAAP at 30 June 2005	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	–	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	–	1,247	1,247
3. Dismantling, removal & restoration provisions	(39,707)	68,677	108,384	(459)	(5,250)
4. Business combinations restatement	(43,562)	(41,311)	2,251	–	–
5. Deferred tax	(299,305)	205,934	505,239	947	4,835
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	38,892	38,892	–	38,892	38,892
8. Share based payments	–	–	–	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
15. Successful efforts change in accounting policy	(96,707)	(138,162)	(41,455)	(14,101)	(9,871)
Total A-IFRS adjustments	(471,269)	108,304	579,573	41,046	35,213
Total restated under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**	**656,235**	**301,233**

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

Table 4 – Impact on Origin Energy's Balance Sheet of initial transition to A-IFRS financial instruments at 1 July 2005

Consolidated entity	Equity (incl reserves) $'000	Total assets $'000	Total liabilities $'000
Total reported under A-IFRS at 30 June 2005	**3,518,593**	**8,122,967**	**4,604,374**
A-IFRS financial instruments adjustments (net of tax where appropriate):			
14. Derivative financial instruments	(172,506)	294,618	467,124
14. Interest-bearing liabilities	161,496	–	(161,496)
14. Available for sale financial assets	27,614	39,448	11,834
Total A-IFRS financial instruments adjustments	16,604	334,066	317,462
Total restated under A-IFRS at 1 July 2005	**3,535,197**	**8,457,033**	**4,921,836**

Table 5 – Impact on Origin Energy's equity balances on initial transition to A-IFRS financial instruments at 1 July 2005

Consolidated entity	Contributed equity $'000	Reserves $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
Total reported under A-IFRS at 30 June 2005	**1,133,890**	**(2,887)**	**1,393,238**	**994,352**	**3,518,593**
A-IFRS financial instruments adjustments (net of tax where appropriate):					
14. Derivative financial instruments	–	11,864	(112,156)	(72,214)	(172,506)
14. Interest-bearing liabilities	–	–	97,366	64,130	161,496
14. Available for sale financial assets	–	39,837	(12,223)	–	27,614
Total A-IFRS financial instruments adjustments	–	51,701	(27,013)	(8,084)	16,604
Total restated under A-IFRS at 1 July 2005	**1,133,890**	**48,814**	**1,366,225**	**986,268**	**3,535,197**

Table 6 – Impact of A-IFRS on Origin Energy's Statement of Cash Flows for the year ended 30 June 2005

Consolidated entity	Net cash earnings $'000	Minority interests $'000	Total equity $'000
Total reported under Australian GAAP at 30 June 2005	**555,478**	**(1,413,836)**	**893,341**
A-IFRS adjustments:			
16. Reclassification of financing costs paid	158,812	–	(158,812)
16. Reclassification of interest received	(8,553)	8,553	–
Total A-IFRS adjustments	150,259	8,553	(158,812)
Total restated under A-IFRS at 30 June 2005	**705,737**	**(1,405,283)**	**734,529**

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

1. Contingent asset
The recognition threshold for recognising contingent assets on the Balance Sheet increased from a 'more probable than not' test under Australian GAAP to a 'virtual certainty' test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin Energy had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable recorded at 1 July 2004 and the related tax adjustment are derecognised through opening retained earnings at that date under A-IFRS.

As full indemnity was received by 31 December 2004 the net profit amount, including tax, is recognised in A-IFRS profit for the half year ended 31 December 2004 and the year ended 30 June 2005.

2. Acquisition of minority interests in previously controlled entity
On 30 September 2003 Origin Energy acquired the remaining 14.77% minority interest in Oil Company of Australia Limited (OCA). Under Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill decrease with a corresponding adjustment to retained earnings. The depreciation and amortisation expense in the year ended 30 June 2005 decrease as a result of the lower carrying values.

3. Dismantling, removal and restoration provisions
Under Australian GAAP, provisions were made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions were determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the Income Statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP have been adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of assets have been recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation has been recalculated as at transition date. The net adjustment in the consolidated entity at 1 July 2004 resulted in:

- an increase in dismantling, removal and restoration provisions;
- an increase in property, plant and equipment at cost;
- an increase in accumulated depreciation;
- an increase in deferred tax assets;
- an increase in deferred tax liabilities; and
- a net decrease in retained earnings.

The change impacts the consolidated profit for the 30 June 2005 with increases in interest expense and depreciation expense, and decreases in restoration expense and tax expense, resulting in an overall reduction in profit after tax for the consolidated entity as outlined in the tables above.

4. Business combinations restatement
AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin Energy has elected to apply this election and has restated all business combinations which occurred after March 1999. All business combinations that occurred on or after 1 July 2004 have also been restated to comply with A-IFRS, as described in Item 13 below.

The adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin Energy's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

The International Accounting Standards Board (IASB) has released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting has been adopted, rather than the liability method applied previously under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it is recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets and deferred tax liabilities and a decrease in retained earnings.

The impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense for the consolidated entity. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact Energy Limited, as outlined in Item 13 below.

6. Investments in equity accounted entities

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. The impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings, a decrease of investments in equity accounted entities, an increase in deferred tax assets and increase in deferred tax liabilities. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

For the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities both decrease.

7. Goodwill and licence amortisation

Under Australian GAAP goodwill was amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the financial year ended 30 June 2005, goodwill and licence amortisation expense decreases.

8. Share based payments

Under Australian GAAP no expense was recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value is measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment has been made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 have been recognised in the opening Balance Sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves increase with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the financial year ended 30 June 2005, employee benefits expense and reserves are increased, representing the options expense for the period. There is no overall impact on total equity.

9. Defined benefit superannuation plan

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is then deducted. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings.

The Australian GAAP accounting policy was only to recognise deficits where there was a present obligation to make good that deficit, and to release the provision as and when additional contributions were made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 *Employee Benefits* election to recognise full actuarial gains and losses through retained earnings has been adopted. At 1 July 2004 the plan had a surplus, however as the consolidated entity was not entitled to reduced contributions in respect of this surplus at that time (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is recognised at transition.

At 30 June 2005, the plan had a deficit under the measurement principles of AASB 119. AASB 119 prescribes the use of 'market yields on government bonds' to discount post employment benefit obligations, whereas Australian GAAP required the use of 'current market-determined, risk-adjusted discount rate appropriate to the plan'. The difference in discount rates is the primary cause of the difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

For the financial year to 30 June 2005, the superannuation expense decreases while interest expense and tax expense increase.

10. Property, plant and equipment and asset revaluation reserve
Property, plant and equipment is measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment have been recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations has been derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 the asset revaluation reserve has been transferred to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve
Under A-IFRS each entity in the consolidated entity is required to determine its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no changes in functional currency for any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition has been reset to nil and the previous Australian GAAP balance at that date transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

12. Impairment
Under Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, were reviewed at each reporting date to determine whether they were in excess of their recoverable amount. Origin Energy used discounted cash flows to determine recoverable amounts under Australian GAAP.

Origin Energy has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date or 30 June 2005.

13. Business combination – Contact Energy Limited
The acquisition of a controlling stake in Contact Energy Limited on 1 October 2004 is a business combination post transition to A-IFRS. Accordingly, the acquisition has been restated to A-IFRS in the financial year ended 30 June 2005 with the only significant adjustment being an increase in net deferred tax liabilities recognised on acquisition, thereby increasing goodwill on acquisition and reducing minority interests.

The impact on the A-IFRS result for the financial year ended 30 June 2005 is a reduction in tax expense (and hence an increase in profit after tax) due to the removal of the permanent difference associated with the non-deductible depreciation (included in Item 5 above).

There is no impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 7 above).

14. Financial instruments
The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*, as permitted on the first-time adoption of A-IFRS. The effect of changes in the accounting policies for financial instruments on the Balance Sheet as at 1 July 2005 are shown in Table 4 and Table 5 above.

The main adjustments necessary to make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the consolidated entity to a position consistent with the accounting policies specified in Note 1:

(i) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy
(ii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy
(iii) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value
(iv) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments
(v) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities
(vi) the deferral in equity of the effective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges
(vii) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges
(viii) the recognition in profit or loss of the movement in fair value of derivatives accounted for as fair value hedges and the underlying hedged items
(ix) the adjustment to the carrying amount of items that would qualify as fair value hedges under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedged risk and the cumulative change in fair value of the hedging instrument
(x) the recognition of any current or deferred taxes in relation to the adjustments described above

13. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following transitional provisions have an effect on future periods:

(i) the effectiveness of hedging relationships are assessed from 1 July 2005; no adjustment is made in relation to hedges under the superseded policies which were not highly effective before 1 July 2005.

15. Successful efforts change in accounting policy
The consolidated entity implemented a change in accounting policy for its exploration and evaluation expenditure. The new partial capitalisation ('successful efforts') policy has been adopted effective from 1 July 2005. In accordance with the requirements of AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors*, comparative information for all periods presented in the financial report has been restated in accordance with the new accounting policy, and the balance of opening retained earnings at 1 July 2004 has been adjusted for the cumulative impact of applying the policy retrospectively to all periods prior to this date.

The new partial capitalisation policy leads to an increase in the exploration and evaluation expenditure and a decrease in the amortisation expense in each comparative period in the financial report as outlined in Table 3 above.

16. Reclassification of finance costs paid and interest received in the Statement of Cash Flows
Finance costs paid have been reclassified from operating activities to financing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows directly attributable to obtaining financial resources.

Interest received has been reclassified from operating activities to investing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows provided by the return on investments.

14. Events subsequent to reporting date

Refer Note 5 for dividends declared subsequent to 30 June 2006. The financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2006 and will be recognised in subsequent financial reports.

Directors' declaration

In the opinion of the directors of Origin Energy Limited, the accompanying Concise Financial Report, including the remuneration disclosures that are contained in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2, 3.3.2.4, 4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the Remuneration Report in the Directors' Report of the consolidated entity, comprising Origin Energy Limited and its controlled entities for the financial year ended 30 June 2006:

(a) has been derived from or is consistent with the full financial report for the financial year ended 30 June 2006; and
(b) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

Signed in accordance with a resolution of the directors:

Kevin McCann
Chairman

Sydney, 30 August 2006

Independent audit report

on Concise Financial Report to the members of Origin Energy Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 14, and the accompanying discussion and analysis on the income statement, statement of recognised income and expense, balance sheet, and statement of cash flows, for Origin Energy Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2006.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard AASB 124 *Related Party Disclosures*, under the heading 'Remuneration Report' in sections 2.1, 2.2, 3.1, 3.2, 3.3.1, 3.3.2.2, 3.3.2.4, 4, 6, 7.1, 7.2, 7.3.2, 7.3.3, 7.3.4 and 7.3.5 of the directors' report and not in the concise financial report.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the remuneration disclosures, of the Company and its controlled entities for the year ended 30 June 2006. The Remuneration Report also contains information in sections 1, 2.3, 3.3.2.1, 3.3.2.3, 5, 7.3.1 and 7.3.6 not required by Australian Accounting Standard AASB 124 which is not subject to our audit. Our audit report on the full financial report and the remuneration disclosures was signed on 30 August 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Origin Energy Limited and its controlled entities for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG
Sydney, 30 August 2006

Duncan McLennan
Partner

Share and shareholder information

Information set out below was applicable as at 21 August 2006.

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1-1,000	38,465	2.60
1,001-5,000	55,259	16.41
5,001-10,000	10,436	9.16
10,001-100,000	5,358	13.32
100,001 and above	177	58.50

2,619 shareholders hold less than a marketable parcel.

Substantial shareholders

By notice dated 2 December 2005, Perennial Investment Partners Limited advised that it had an interest in 39,614,031 ordinary shares.

By notice dated 2 March 2006, UBS Nominees Pty Ltd advised that it had an interest in 53,518,347 ordinary shares.

By notice dated 26 April 2006, Commonwealth Bank Group advised that it had an interest in 49,865,685 ordinary shares.

These are the only notifications current as at 21 August 2006.

20 largest shareholders	Number of shares	% of issued shares
National Nominees Limited	114,192,443	14.37
J P Morgan Nominees Australia Limited	80,770,532	10.17
Westpac Custodian Nominees Limited	76,905,524	9.68
Citicorp Nominees Pty Limited	65,501,413	8.25
Cogent Nominees Pty Limited	19,009,171	2.39
ANZ Nominees Limited	17,450,103	2.20
RBC Dexia Services Australia Nominees Pty Limited	13,038,938	1.64
AMP Life Limited	9,107,033	1.15
Australian Reward Investment Alliance	9,073,418	1.14
Invia Custodian Pty Limited	5,944,276	0.75
Queensland Investment Corporation	5,551,423	0.70
Bond Street Custodians Limited	5,038,455	0.63
Australian Foundation Investment Company Limited	4,280,846	0.54
ARGO Investments Limited	4,230,000	0.53
HSBC Custody Nominees (Australia) Limited	3,440,543	0.43
Perpetual Trustee Co Limited	3,093,325	0.39
Westpac Financial Services Limited	2,959,946	0.37
UBS Wealth Management Australia Nominees Pty Limited	2,054,085	0.26
Sandhurst Trustees Limited	1,845,253	0.23
Merrill Lynch (Australia) Nominees Pty Limited	1,556,332	0.20
	445,043,059	56.02

Shareholder enquiries
Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin Energy's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on the holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at www.originenergy.com.au/investor.

Dividends
Origin Energy will pay a final dividend for the 2005/06 year of 9 cents per share (fully franked) on 29 September 2006.

Origin Energy offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend alternatives
As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin Energy shares. If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number
For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual Report mailing lists
Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of address
Shareholders who are issuer sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your security holder reference number. Broker sponsored holders should advise their sponsoring broker of any change.

Information on Origin Energy
The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Origin Energy's website www.originenergy.com.au is another source of information for shareholders.

Stock exchange listing
Origin Energy shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin Energy shares are traded is 'ORG'.

Voting rights of members
At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

Exploration and Production maps and data



Darwin
NT
Qld
WA
SA
NSW
Brisbane
Perth
Adelaide
Sydney
Vic
Melbourne
Tas
Hobart
Auckland
Wellington
New Zealand



Cooper/Eromanga Basin
Queensland
South Australia
Ballera
Moomba
New South Wales



Otway and Bass Basins
Victoria
Katnook
Mt Gambier
S.A.
Portland
Heytesbury
Melbourne
Port Campbell
Thylacine
Lang Lang
Southern Ocean
Yolla
Bass Strait
Tasmania



Surat and Bowen Basins
Rockhampton
Gladstone
Coral Sea
Rolleston
Fairview
Yellowbank
Spring Gully
Queensland
Peat
Roma
Kincora
Talinga
Brisbane
NSW



Perth Basin
Western Australia
Kalbarri
Northampton
Indian Ocean
Geraldton
Hovea
Dongara
Xyris
Jingemia
Beharra Springs
Jurien



Bonaparte Basin
Timor Sea
Petrel
Darwin
Joseph Bonaparte Gulf
Northern Territory
Western Australia
Wyndham



Taranaki and Northland Basins
Auckland
Tasman Sea
Hamilton
New Plymouth
New Zealand
Kupe



Canterbury Basin
Christchurch
Timaru
Canterbury Bay
New Zealand
Pacific Ocean
Dunedin

Origin Energy interests %

ONSHORE COOPER/EROMANGA BASIN (MAP 1)

PPLs (EX PATCHAWARRA EAST BLOCK)	10.54%
OTHER SA COOPER PPLs	13.19%
SWQ UNIT	16.74%
AQUITAINE A,B	25.00%
AQUITAINE C	27.00%
WAREENA	10.00%
ATP 633P	50.00% (Divested during year)

ONSHORE OTWAY BASIN (MAP 2)

PEL 27	50.00%
PPLs 62,168, 202	75.71%*
PRL1	100.00%*
PRL 2	75.71%*
PEP 150 (Application)	50.00% (NIL)
PEP 153	100.00%* (Surrendered during year)
PPLs 4,5,7,10,12	100.00%*
PEP 154(A) & (B)	90.00%* (Surrendered during year)
PPLs 6,9	90.00%*
PPL 11	90.00%* (Divested during year)
PRL 1	90.00%*
PEP 160	40.00%
PPLs 2 EX, 8	100.00%*

OFFSHORE OTWAY BASIN (MAP 2)

T/30P	30.75%
T/34P	30.75%
VIC/P43	30.75%
VIC/P37(V)	37.50%*
VIC/P41(V)	100.00%*
VIC/L23	30.75%
T/L2	30.75%

OFFSHORE BASS BASIN (MAP 2)

T/L1	42.50%*
T/RL1	42.50%*
T/18P	46.40%*

ONSHORE SURAT BASIN (MAP 3)

PLs 56, 74	69.00%*
ATP 336P WALDEGRAVE	46.25%
PLs 10W,11W,12W, 28W, 69, 89	46.25%
ATP 470P REDCAP	90.00%*
PL 71	72.00%*
ATP 470P FORMOSA DOWNS	49.50%*
ATP 471P WERIBONE POOLING AREA	50.64%*
PLs 21, 22, 27, 64	87.50%*
ATP 470P ROLSTON	100.00%*
PL 70	100.00%*
ATP 375P	100.00%* (Extinguished upon grant of PL 227)
PLs 53, 174, 227	100.00%*
PL 14	100.00%*
PL 30	75.00%*
PL 11 SNAKE CREEK EAST 1 EXCLUSION ZONE	25.00%
ATP 606P+	92.72%*
ATP 631P+	18.09% (Divested since 30.06.06)
ATP 692P	100.00%*
PLs 209, 226	100.00%*
ATP 663P+	100.00%*
ATP 702P+	100.00%*
ATP 647P (Block 2656)	50.00%*
ATP 682P	55.00%* (Surrendered during year)
ATP 754P	50.00%*
ATP 610P	29.38%
ATP 620P	40.63%
ATP 648P	31.25%
PLs 179,228,229	40.63%

ONSHORE BOWEN BASIN (MAP 3)

ATP 337P, ATP 553P	50.00%
ATP 337P (MAHALO)	30.00%
PLs 41, 42, 43, 44, 45, 54, 67, 173, 183, 218	50.00%*
PL 101	100.00%*
ATP 564P	50.00%* (Divested during year)
PL 94	100.00%* (Divested during year)
PL 94 (NORTH)	50.00%* (Divested during year)
ATP 653P+	23.85%
PLs 195, 203 +	94.51%*
PL 204+	99.73%*
PL 200+	95.71%*
ATP 745P+	23.85%
ATP 698P+	100.00%* (Surrendered during year)
PLS 219, 200+	100.00%*
ATP 584P+	29.30%
ATP 592P+	94.51%*
ATP 602P	50.00%* (Divested during year)
ATP 526P+	23.93%
PLs 90,91,92,99,100, 232,233,234,235,236+	23.93%

ONSHORE PERTH BASIN (MAP 4)

L1, L2	50.00%
EP 320	67.00%*
L11	67.00%*
EP 368	15.00%
EP 413	49.189%*
L14	49.189%*

OFFSHORE PERTH BASIN (MAP 4)

WA-226-P	28.75%*

ONSHORE CARNARVON BASIN

L9	56.65%* (Divested during year)

OFFSHORE BONAPARTE BASIN (MAP 5)

NT/RL1	5.00%
WA-6-R	5.00%

ONSHORE TARANAKI BASIN, NEW ZEALAND (MAP 6)

PEP 38729	25.00%

OFFSHORE TARANAKI BASIN, NEW ZEALAND (MAP 6)

PML 38146	50.00%*
PEP 38485	33.33%

OFFSHORE CANTERBURY BASIN, NEW ZEALAND (MAP 7)

PEP 38262	100.00%*

OFFSHORE NORTHLAND BASIN, NEW ZEALAND (MAP 6)

PEPs 38618, 38619	50.00%*

OFFSHORE LAMU BASIN, KENYA

L8, L9	50.00%*

(75.00% subject to exercising option to drill)

Key

- Conventional
- Coal seam gas
- o Production facility
- • Proposed production facility
- —— Pipeline
- ······ Proposed pipeline

Contact Energy interests

Other (Non Origin Energy/Contact Energy)

- —— Pipeline
- \# Origin Energy is the operator of this permit.
- \+ Current interest
- ( ) Final interest upon completion of commercial arrangements

Exploration and Production maps and data

2005/06 drilling program results

Area/Basin	Exploration and appraisal	Development	Total	Wells cased for production
Cooper/Eromanga	16	38	54	50
Denison Trough	2[3]	0	2	2
Surat	10[1]	2[4]	12	5
CSG	14[2]	35	49	43
Onshore Otway	5	0	5	1
Offshore Otway	1[5]	2	3	2
Bass	0	0	0	0
Onshore Perth	11	2	13	5[6]
Offshore Perth	0	0	0	0
New Zealand	0	0	0	0
Total	59	79	138	108

(1) One well still to penetrate primary target.
(2) Six wells drilled as slimholes and therefore, although successful, not cased as production wells.
(3) Both wells cased for further evaluation.
(4) Both wells drilled and cased as gas injector wells in gas storage project.
(5) Well had exploration and appraisal objectives. Appraisal objective achieved with gas column established.
(6) Well cased as a water injector for production enhancement.

Sales volume by asset (PJe)

Area/Basin	Region	2006	2005
Cooper Basin	South Australia/Queensland	38.4	41.9
Denison Trough	Queensland	6.2	6.7
Surat Basin	Queensland	5.3	6.6
Moura (CSG)	Queensland	2.1	3.4
Peat (CSG)	Queensland	3.9	4.3
Fairview (CSG)	Queensland	3.6	2.1
Spring Gully (CSG)	Queensland	10.7	0.0
Otway (Katnook/Other)	South Australia	3.7	5.9
Otway (Heytesbury)	Victoria	0.0	0.5
Bass Gass	Tasmania	0.0	0.0
Perth Basin gas	Western Australia	3.1	2.3
Perth Basin oil	Western Australia	6.8	9.2
Tubridgi	Western Australia	–	3.6
Total sales volume		83.8	86.5
Total production volume		77.7	83.4

Potential drilling program for 2006/07

Area/Basin	No. of wells	Cost ($m)
Cooper/Eromanga	98	34
Denison Trough	6	5
Surat	9	15
CSG	109	62
Onshore Otway	2	2
Offshore Otway	–	–
Bass	–	–
Onshore Perth	13	26
Offshore Perth	–	–
New Zealand	–	–
Total	237	143

Glossary of terms

ABARE Australian Bureau of Agricultural and Resource Economics.

ABS Australian Bureau of Statistics.

AGAAP Australian Generally Accepted Accounting Principles.

A-IFRS Australian equivalents to International Financial Reporting Standards.

Appraisal well Well drilled to determine the size of an oil or gas discovery.

Availability The time a generation plant was available for use, after deducting planned and unplanned outage hours, compared with the total time under review.

Bbls Barrels, a measure used for oil production and sales.

Bopd Barrels of oil per day.

Capacity factor A generation plant's output over a period compared with the expected maximum output from the plant in that period based on 100 percent availability at the manufacturer's operating specifications.

Carbon dioxide (CO_2) Greenhouse gas produced as a by-product of oil and gas production and when burning fossil fuels and biomass.

Cased and suspended A successful well with a steel casing installed to enable future production.

Churn Mass-market energy customers switching suppliers.

Climate change Any change in climate over time, whether due to natural variability or as a result of human activity.

Coal seam gas (CSG) Natural gas contained within coal seams.

Cogeneration Producing two or more forms of energy from one fuel source. Generally, cogeneration plants operated by Origin Energy produce steam and electricity from natural gas.

Contract Price (CP) An international price for LPG, in US dollars, using the Saudi Aramco Contract Price – tender process. Australian LPG producers export LPG or sell into the domestic Australian market at prices that reflect the CP. Similarly, Australian LPG retailers purchase domestically produced or imported LPG based on CP.

Demerger The separation of Boral's energy business and building and construction materials business into two separately listed companies now trading as Origin Energy Limited and Boral Limited respectively.

Development well A well drilled to enable production from a known oil or gas reservoir.

EBIT Earnings before interest and tax.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Exploration well A well drilled to identify a new reservoir of oil or gas.

Electricity measures

- **Watt (W)** A measure of power when a one ampere current flows under one volt of pressure.
- **Kilowatt (kW)** One kW = 1,000 watts.
- **Kilowatt Hour (KWh)** Standard unit of electrical energy representing consumption of one kilowatt over one hour.
- **Megawatt (MW)** One MW = 1,000 kW or one million watts.
- **Gigawatt hour (GWh)** One GWh = 1,000 megawatt hours or one million kilowatt hours.
- **Terawatt hour (TWh)** One TWh = 1,000 gigawatt hours, or one million megawatt hours.

EOWA Equal Opportunity for Women in the Workplace Agency.

EPA Environment Protection Authority or equivalent state authority.

EPIC Engineering, procurement, installation, construction.

Full Retail Contestability (FRC) Where homes and businesses are able to choose their own energy supplier.

Gas measures

- **Joule** Primary measure of energy in the metric system.
- **Gigajoule (GJ)** A gigajoule equals one billion joules. An average Victorian household consumes around 55 GJ annually.
- **Terajoule (TJ)** A Terajoule is equal to 1,000 gigajoules.
- **Petajoule (PJ)** A Petajoule is equal to one million gigajoules.
- **Petajoules equivalent (PJe)** An energy measurement Origin Energy uses in its annual report to represent the equivalent energy in different products so the amount of energy contained in these products can be compared.
  The factors used by Origin Energy to convert to PJe are:
  One million barrels crude oil = 5.83 PJe
  One million barrels condensate = 5.41 PJe
  One million tonnes LPG = 49.3 PJe
  One TWh of electricity = 3.6 PJe

Geothermal Energy that is generated by converting hot water or steam from deep beneath the Earth's surface into electricity.

GGAP Greenhouse Gas Abatement Program.

GHG Greenhouse gas.

Greenfields exploration Where Origin Energy holds exploration rights, but does not have a substantial producing interest.

Hedge contract A financial instrument to manage the risk created by price volatility for a commodity (such as electricity or crude oil) on a spot market. Buyers and sellers of the commodity may enter into long or short-term contracts at an agreed price.

HSE Health, safety and environment.

HSEMS Health, Safety and Environment Management System

Hydrocarbons Oil and gas, including condensate and gas liquids (LPG and ethane).

Kbbls Kilobarrels = 1,000 barrels.

Kt Kilotonnes = 1,000 tonnes.

LPG Liquefied petroleum gas.

LTI Lost time injury.

LTIFR Lost Time Injury Frequency Rate. Calculated as LTIs per million hours worked.

Nameplate capacity A generation plant's design-rated output in megawatt hours at standard operating conditions.

NEM National Electricity Market.

Operating Cash Flow After Tax Ratio (OCAT Ratio)

OCAT Ratio = EBITDA
less change in working capital
less stay-in-business capital
less tax
less interest tax shield
divided by weighted average funds employed

Peaking plant A generator that can be quickly started to operate during periods of high electricity demand and/or high prices in the electricity market.

Photovoltaic (PV) Photovoltaic cells convert sunlight into electricity.

Plugged and abandoned A well, generally unsuccessful, which has been abandoned with cement plugs and from which hydrocarbons cannot be produced in the future.

Reserves Origin Energy uses reserves definitions consistent with the Society of Petroleum Engineers and required by Australian Stock Exchange. Reserves reported are based on information compiled by full time employees of the company who are qualified in accordance with Australian Stock Exchange listing rule 5.11.

Proved plus probable (2P) reserves Those reserves which analysis of geological and engineering data suggest are more likely than not to be recoverable under reasonable economic, technical and operating methods.

Reserves Replacement Ratio (RRR) Annual change in reserves, before deducting production, divided by production during the year. An annual RRR of 100 percent indicates full replacement of production by reserve additions for that year.

Seismic survey A geophysical survey to understand rock formations beneath the earth's surface.

Spot market A wholesale market for commodities, such as electricity or crude oil, which allows matching of supply against demand.

The company Origin Energy Limited and its controlled entities.

TRCFR Total Reportable Case Frequency Rate, a measure of safety performance.

Upstream Part of Origin Energy's business that is involved in the exploration and production of hydrocarbons.

Designed and produced by The Ball Group Sydney and Melbourne ORIG0100/09/06
Printed on paper from sustainable forests and totally chlorine free, with 50% recycled fibre.

Directory
Origin Energy Limited

Registered office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

Share register
Link Market Services Limited

Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9287 0309
Internet www.linkmarketservices.com.au
Email registrars@linkmarketservices.com.au

Secretary
William Hundy

Auditors
KPMG

Bankers
National Australia Bank
Westpac Banking Corporation


origin
energy



Origin Energy Limited
ABN 30 000 051 696
Level 45, Australia Square
264-278 George Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 8345 5000
Facsimile (02) 9252 1566

Notice of Annual General Meeting

Dear Shareholder

Accompanying this letter is the Notice of Meeting for the Annual General Meeting of the Company, which will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales at 10.30am on Wednesday, 25 October 2006.

Attending the meeting or appointing a proxy
If you are able to attend the Meeting, please bring this form with you to facilitate your registration. The bar coding on the Appointment of Proxy will enable shareholders to be easily registered. Registration will be available from 9.30am and shareholders are encouraged to arrive before the starting time of 10.30am to avoid any last minute congestion.

If you are not able to attend the Meeting, you may wish to complete the attached Appointment of Proxy. Alternatively you can appoint your proxy on-line at www.linkmarketservices.com.au.

Any corporate shareholder of Origin Energy Limited shares wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a duly executed letter authorising him or her to do so.

Business of the meeting
The Notice of Meeting covers all of the business to be conducted. Included in the Explanatory Notes, is information on the Directors' seeking re-election and a recommendation of the Board. This should be of assistance to you in considering your vote on item 3. The Explanatory Notes also provide information on the special business being items 4 and 5.

Shareholders' questions
Shareholders may submit written questions to Origin Energy's external auditor KPMG to be answered at the AGM, providing the question is relevant to the content of KPMG's audit report or the conduct of its audit of Origin Energy's financial report for the year ended 30 June 2006.

Written questions must be received no later than 5.00pm (Sydney time) on Wednesday 18 October 2006. A list of those relevant written questions will be made available to shareholders attending the AGM.

Any written questions to KPMG should be sent to:

- Link Market Services Limited at the address on the enclosed reply paid envelope;
- By facsimile to +61 2 9252 1566;
- To Origin Energy at our registered office – Level 45 Australia Square, 264-278 George Street, SYDNEY NSW 2000; or
- By email to investor.relations@originenergy.com.au

If shareholders have any other questions which would ordinarily be covered at the Meeting, they may also be sent to this office prior to the Meeting and we will be pleased to reply.

Any questions regarding the Annual General Meeting or the Appointment of Proxy should be directed to Link Market Services Limited on (02) 8280 7155 or 1300 664 446.

Kevin McCann
Chairman
Origin Energy Limited

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of shareholders of Origin Energy Limited ('the company') will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney at 10.30am on Wednesday, 25 October 2006.

Ordinary business

1. To receive and consider the financial report of the company and the entities it controlled during the year for the year ended 30 June 2006 and the reports of the Directors and Auditors thereon.
2. To adopt the Remuneration Report of the company and the entities it controlled during the year for the year ended 30 June 2006.

   Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.
3. **To elect Directors**

   H Kevin McCann and Helen M Nugent, being eligible, offer themselves for election.

   Details of their qualifications and experience and the recommendation of the Board are set out in the attached Explanatory Notes.

   Shareholders should note that a separate resolution will be put in relation to each of the candidates.

Special business

4. Grant of options and offers of rights to shares to Mr Grant A King – Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

(a) 'That the grant to Managing Director, Mr Grant A King of options to subscribe for up to 300,000 fully paid ordinary shares in the company, at an exercise price equal to the Origin Energy Market Price and otherwise on the terms as set out in the Explanatory Notes which accompanied the notice convening this meeting and the allotment to Mr Grant A King of up to 300,000 fully paid ordinary shares in the company pursuant to the valid exercise of those options is hereby approved'; and

(b) 'That the grant to Managing Director, Mr Grant A King of Performance Share Rights enabling him to acquire up to 100,000 fully paid ordinary shares in the company on the terms as set out in the Explanatory Notes which accompanied the notice convening this meeting and the allotment or transfer to Mr Grant A King of up to 100,000 fully paid ordinary shares in the company pursuant to the valid exercise of those Performance Share Rights is hereby approved.'

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

Voting exclusion

The company will disregard any vote cast on Resolution 4 by any of the Directors and their associates.

However the company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. It is the intention of the Chairman of the Meeting acting as proxy to cast any such votes in favour of all of the resolutions.

5. Increase in Directors' fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the maximum sum of fees payable to the Directors of the company and its unlisted subsidiaries be increased by $200,000 to $1,600,000 per annum.'

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

Voting exclusion

The company will disregard any vote cast on Resolution 5 by any of the Directors and their associates.

However the company need not disregard a vote if:

– it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
– it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. It is the intention of the Chairman of the meeting acting as proxy to cast any such votes in favour of all of the resolutions.

By order of the Board

W M Hundy
Secretary
Sydney, 8 September 2006

Notes

(i) Pursuant to Regulation 7.11.37 of the Corporations Regulations, the company has determined that for the purpose of the meeting, all shares in the company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Sydney time) on Monday, 23 October 2006.

(ii) A member has a right to appoint a person or body corporate as a proxy. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of the member's votes each proxy is entitled to exercise. Where a shareholder appoints more than one (1) proxy, neither proxy is entitled to vote on a show of hands.

(iii) If you appoint a body corporate as your proxy, the body corporate will need to ensure that it:
– appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and
– provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

(iv) A proxy need not be a member of the company.

(v) Details for completion and lodgement of proxies are on the reverse side of the Appointment of Proxy form. A proxy must be received by the company's share registry, Link Market Services Limited, by 10.30am on Monday, 23 October 2006. A proxy may be mailed to Link Market Services Limited at Locked Bag A14, Sydney South NSW 1235, hand delivered to Link Market Services Limited at Level 12, 680 George Street, Sydney NSW or sent by facsimile to Link Market Services Limited on (02) 9287 0309.

Explanatory Notes

This statement explains the items of business to be considered at the meeting and should be read in conjunction with the notice of meeting.

1. Receive and consider reports for year ended 30 June 2006

The Origin Energy Annual Report has been made available to shareholders and is published on the company's website (www.originenergy.com.au/agm).

During this item of business there will be an opportunity for shareholders to comment on and ask questions about Origin Energy's management, operations, financial position, business strategies and prospects.

2. Adoption of Remuneration Report

In accordance with Section 250R(2) of the Corporations Act 2001, the Remuneration Report is put to shareholders for adoption. The Remuneration Report is set out on pages 41 to 55 of the 2006 Concise Annual Report and is available on Origin Energy's website (www.originenergy.com.au). The vote on this resolution is advisory only and does not bind the Directors or the Company. Reasonable opportunity for shareholders to ask questions about or comment on the Remuneration Report will be given at the meeting.

The Board recommends that shareholders vote in favour of adopting the Remuneration Report.

3. Election of Directors

Kevin McCann AM, Independent Non-executive Chairman, Aged 65

Kevin McCann joined the Board as Chairman in February 2000. He is a member of the Audit, Remuneration, Nomination and Health, Safety & Environment committees. He practiced as a commercial lawyer at Allens Arthur Robinson, a national law firm, specialising in mergers and acquisitions, mineral and resource law and capital market transactions for over 34 years. He was Chairman of Allen Allen & Hemsley and Allens Arthur Robinson for nine years. Kevin McCann is Chairman of Healthscope Limited (since March 1994), Triako Resources Limited (since April 1999) and Sydney Harbour Federation Trust. He is lead independent director of Macquarie Bank Limited (a director since December 1996) and a director of BlueScope Steel Limited (since May 2002). He is also a member of the Australian Takeovers Panel, the Defence Procurement Advisory Board and the Council of the National Library of Australia. He has an Arts degree, a Law degree (Honours), a Master in Law and is a Fellow of the Australian Institute of Company Directors.

His extensive legal and commercial expertise, particularly in the resources industry, and his experience as a director of successful Australian companies together with service on State and Commonwealth authorities has been valuable to the Origin Energy Board and in his role as Chairman.

Helen Nugent AO, Independent Non-executive Director, Aged 57

Helen Nugent joined the Board in March 2003 and is a member of the Audit, Remuneration, Nomination and Health, Safety & Environment committees.

She is an experienced professional non-executive director, who is currently Chairman of Swiss Re Life and Health (Australia) and Funds SA, as well as being a director of Macquarie Bank (since June 1999), Freehills and UNiTAB (since July 1999 – although she will not be continuing as a director of UNiTAB if shareholders approve the merger with Tattersall's). Previously, she has been a director of Carter Holt Harvey (from May 2003 to January 2006) and of United Energy.

Prior to pursuing a career as a non-executive director, she was Director of Strategy at Westpac Banking Corporation; Professor in Management and Director of the MBA programme at the Australian Graduate School of Management; and a partner with McKinsey & Company, where she specialised in financial services and mining.

Helen Nugent has a Bachelor of Arts (Hons) degree, a Doctorate of Philosophy from the University of Queensland and a Master of Business Administration from the Harvard Business School. She is a fellow of the Australian Institute of Company Directors.

Her extensive commercial, risk management and strategic expertise, as well as her experience on the boards of a number of major companies, have been of value to the Board.

Directors' recommendation

The Board, other than the Directors concerned, have reviewed the performance of the two Directors standing for re-election. The review included consideration of the expertise, skill and experience of the Directors and their performance and contribution to the work of the Board over their time of office. The Board found that Mr McCann and Dr Nugent have performed well and continue to make valuable contributions to the Board. The Board concluded that the two Directors should be proposed for re-election and accordingly recommend that you vote in favour of their re-election.

Resolution 4 – Grant of options and performance share rights to Mr Grant A King

Background

This resolution is being put to shareholders to obtain approval for:

(a) the grant to Grant King of options to subscribe for up to 300,000 fully paid ordinary shares in the company under the Origin Energy Senior Executive Option Plan and the allotment to Mr King of ordinary shares in the company pursuant to the exercise of those options; and

(b) the grant to Grant King of rights to acquire up to 100,000 fully paid ordinary shares in the company under the proposed Origin Energy Senior Executive Performance Share Rights Plan; and the allotment or transfer to Mr King of ordinary shares upon the exercise of those Performance Share Rights,

in each case as part of Mr King's remuneration in respect of his performance for the financial year ending 30 June 2007.

Shareholder approval for the grant of options to Mr King and the offer to Mr King of Performance Share Rights is required under the ASX Listing Rules because Mr King is a director of the company.

The Board believes that long-term incentives form a key part of remuneration for senior management. The company has previously only issued options under the Senior Executive Option Plan as its sole long-term incentive.

The principal objective in equity based remuneration plans is to provide an incentive that retains valuable executives and aligns their performance with shareholder interests. The Board reviewed the existing Senior Executive Option Plan to ascertain whether it satisfies these objectives in a range of circumstances. It found that the Senior Executive Option Plan provides retention and a performance incentive in circumstances where the company's share price continues to rise but it may not be effective when the share price is affected by generally adverse share market conditions. The Board sought to provide long-term incentives that would be less dilutive to shareholders' interests in favourable market conditions and remain effective in adverse conditions where it is even more critical that valuable executives are retained and perform to enhance shareholder value.

It found that a combination of options and performance share rights would provide incentives that aligned executives' performance with shareholder interests in both generally favourable and unfavourable share market conditions and was overall less dilutive to shareholder value. As performance share rights have a fair value that is greater than an option, there will be a smaller number of rights (and therefore a smaller number of equity instruments overall) than a scheme based wholly on share options. Hence a hybrid scheme of options and performance share rights will be less dilutive for shareholders.

Accordingly, the Board has decided that it will introduce a Performance Share Rights (PSRs) plan which will provide a complementary form of long-term incentive as from the year commencing 1 July 2007. This change has been introduced in the context of an increasingly competitive labour market, to increase the perceived value of long-term incentives under a broader range of market outcomes, thereby focusing on the remuneration objective of retention while maintaining alignment with shareholder interests.

If approved by shareholders, the Board will be authorised to make allocations to Mr King of Options and Performance Share Rights up to the number approved following the release of year end results in September 2007. The Board intends to allocate to Mr King the long-term incentive award split 50% stock options and 50% PSRs by value. Shareholders should be aware that the authorisation relates to potential awards and the actual award may be less. The actual number awarded by the Board will be made based on an assessment of the performance of the company and his performance as Managing Director over the year ending 30 June 2007. As the fair value of a PSR is higher than an option Mr King will receive a smaller number of PSRs (and therefore smaller number of equity instruments overall) than the previous scheme of 100% share options. Hence the new 'hybrid' long-term incentive model will be less dilutive for shareholders.

The Options will only be exercisable and the Performance Share Rights will only vest (that is, shares become transferable or can be issued to Mr King) if the performance hurdle is satisfied. Details of the hurdle (which is the same for the exercise of options and the vesting of performance share rights) are set out below. It is dependent on the return on Origin shares out performing the overall return on shares in the companies in the ASX 100.

Terms of the Options Granted

Time of grant

The options will be granted within one month after the date of the announcement of the annual results in 2007 pursuant to the Origin Energy Senior Executive Option Plan.

Consideration for grant

The options will be granted for nil consideration.

Exercise price

The exercise price of the options will be the average of the volume weighted average price of Origin Energy ordinary shares traded on the ASX on each of the five trading days immediately prior to the date of issue of the option (the 'Origin Energy Market Price').

Exercise period

Subject to the satisfaction of the exercise hurdle and the terms of the Origin Energy Senior Executive Option Plan, the options may be exercised at any time after the third anniversary of the grant of the options and no later than the fifth anniversary after the grant.

Exercise hurdle

The exercise hurdle will be measured by comparing the performance of the company with the performance of other companies in which shareholders may potentially invest.

Accordingly, the exercise of the options will depend on the maximum Total Shareholder Return ('TSR') of the company relative to the TSR of the companies comprising the ASX 100 at the time of issuance.

Determination of the TSR will be made on the basis of movements in the share price and dividends, calculated in a similar manner to the Accumulation Index of ASX.

The period over which the TSR of the company is compared with the TSR of the ASX 100 commences on the date of grant of the options and is measured at any time during the exercise period of the options.

The percentage of options capable of exercise is based on a sliding scale as follows:

If at any time during the exercise period of the options the TSR of the company:	The percentage of options which become exercisable is:
Does not reach the 50th percentile of the TSR of the companies in the reference group	0%
Exceeds the 50th percentile of the TSR of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the TSR in the reference group. The percentage of options which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

Terms of the offer of Performance Share Rights

Time of grant

The Performance Share Rights will be granted within one month after the date of the announcement of the annual results in 2007 pursuant to the Origin Energy Senior Executive Performance Share Rights Plan.

Consideration for shares

No consideration is payable by Mr King for the Performance Share Rights granted or on issuance or transfer of the shares.

Vesting period

Subject to the terms of the Origin Energy Senior Executive Performance Share Rights Plan, the vesting period which must elapse before the Performance Share Rights may be exercised and shares are issued or transferred to Mr King is three years from the date on which Performance Share Rights are granted to Mr King.

Exercise hurdle

The exercise hurdle for the vesting of the rights is the same as for the exercise of options described above.

The period over which the TSR of the company is compared with the TSR of the ASX 100 commences on the date of offer of the rights and is measured at any time after the date which is three years after the date on which those rights are offered to Mr King and before the date which is five years after the date on which those rights are offered to Mr King.

The percentage of rights which can be vested in Mr King is based on a sliding scale as follows:

If at any time during the 3 to 5 year period referred to above the TSR of the company:	The percentage of rights which vest is:
Does not reach the 50th percentile of the TSR of the companies in the reference group	0%
Exceeds the 50th percentile of the TSR of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the TSR in the reference group. The percentage of rights which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

Terms of and participation in Origin Energy Senior Executive Option Plan and Origin Energy Senior Executive Performance Share Rights Plan

Summaries of the terms of each of the Origin Energy Senior Executive Option Plan and the proposed Origin Energy Senior Executive Performance Share Rights Plan are set out in the schedule to these explanatory notes.

Under the terms of the Origin Energy Senior Executive Option Plan, executives of the Origin Energy group of companies (including executive directors of Origin Energy Limited) are eligible (if selected) to participate in the Plan. Under the terms of the proposed Origin Energy Senior Executive Performance Share Rights Plan, senior executives of the Origin Energy Limited group of companies (including executive directors of Origin Energy Limited) are eligible (if selected) to participate in the Plan. Mr King is the only director of the company that will participate in the Origin Energy Senior Executive Option Plan or the Origin Energy Senior Executive Performance Share Rights Plan.

Details of any securities issued under the Origin Energy Senior Executive Option Plan or the Origin Energy Senior Executive Performance Share Rights Plan and a statement that approval was obtained under ASX Listing Rule 10.14 for the issue of the securities will be published in the company's Annual Report relating to the period in which securities have been issued. Any additional persons (other than Mr King) who become entitled to participate in the Origin Energy Senior Executive Option Plan or the Origin Energy Senior Executive Performance Share Rights Plan will not participate until any necessary approval under ASX Listing Rule 10.14 is obtained.

Indicative value of Options and Performance Share Rights

As the options and share rights have not yet been granted to Mr King, indicative values can only be estimated as an actual valuation can only be determined by reference to the company's share price (and other factors) as at the date on which they are granted. If the issue of the options and share rights is approved, the actual valuation of these options and share rights will be disclosed as part of Mr King's remuneration in the company's Annual Report for the year ending 30 June 2007.

The indicative valuations based on a share price of $6.58 being the market price of Origin Energy shares on 8 September 2006 is:

Options = $1.52
PSRs = $4.53

Mr King's current interest in Origin securities

Since approval was given to the issue of options under the Origin Energy Senior Executive Option Plan at the annual general meeting held on 20 October 2004, Mr King has been offered 1,000,000 options for nil consideration in accordance with the terms of that approval. No approvals have previously been given by shareholders to the offer of rights to shares under the Origin Energy Senior Executive Performance Share Rights Plan.

Mr King currently holds or is interested in 244,769 Origin Energy shares and also holds a total of 2,250,000 options over Origin Energy shares. Details of the shares and options held by Mr King are set out on page 39 of the Directors' Report in the Annual Report.

Directors' Interests and Recommendations

None of the Directors other than Mr King, has any interest in the outcome of resolution 4 except to provide an appropriate incentive to Mr King to maximise shareholder wealth.

All of the Directors, other than Mr King who will abstain from voting on the resolution, recommend that you vote in favour of the resolution.

5. Increase in Non-Executive Directors' fees

An increase in the maximum annual aggregate limit of fees that can be paid to non-executive directors is sought from the existing limit of $1,400,000 to a new limit of $1,600,000.

The maximum aggregate annual limit of $1,400,000 which was approved in October 2004 will not be adequate to allow for payment at market rates and to allow for the possible appointment of an additional director.

In considering this increase in the aggregate annual limit, shareholders are provided with the following:

Maintenance with market rates

The level of directors' fees was reviewed externally to determine whether non-executive Directors were being remunerated at market rates. The external review undertook a comparison of a group of 21 listed companies that were comparable to Origin Energy in market capitalisation. The fee levels were also compared to broader market data of the companies listed on the ASX in the following ranges:

Market capitalisation	$2.8 – $11.2 billion
Revenues	$3 – $12 billion
Total assets	$4 – 16 billion
Operating profit	$250,000 – $1 billion

As a result of this review it was found that an increase in fees was appropriate to maintain the fees at approximately the 75th percentile within those comparator groups which are consistent with Origin Energy's size and complexity.

These revised fees and the comparison to the previous year is as follows:

30 June	2006	2007
Board fees		
Chairman[1]	$360,400	$390,000
Member	$111,653	$125,000
Committee fees		
Audit		
Chairman	$40,000	$45,000
Member	$20,000	$22,000
Remuneration		
Chairman	$20,000	$30,000
Member	$10,000	$12,000
Health, Safety & Environment		
Chairman	$13,333	$16,000
Member	$6,667	$8,000
Nomination		
Chairman & Members	$0	$0

(1) Fees paid to the Chairman are inclusive of all committee fees.

The next review of fees will be undertaken at 1 July 2007 according to appropriate market data.

All directors entitlements are included in the annual aggregate fee limit

Fees paid to directors are inclusive of all benefits and are required to be within the annual aggregate fee limit. The Non-Executive Directors' Retirement Plan was terminated with effect from 1 January 2003 and entitlements to that time were frozen. These have all since been paid out to the directors in the form of employer contribution to superannuation. No further amounts are payable or will accrue.

Additional directors may be appointed

The acquisition of Contact Energy Limited has substantially increased the size and complexity of the Origin Energy group which may necessitate the appointment of additional non-executive directors. The new limit will allow the Company to appoint a new director and pay fees at levels that are comparable to companies of Origin Energy's size and complexity.

Directors' interests and recommendation

As the non-executive Directors Kevin McCann, Trevor Bourne, Helen Nugent, Roland Williams, Bruce Beeren and Colin Carter are personally interested in this resolution they make no recommendation to shareholders.

Executive Director, Grant King, recommends the approval of the resolution based on the need to attract and retain qualified non-executive directors, and having regard to the increased duties and responsibilities being imposed on those directors.

Schedule: Summary of Terms of Origin Energy Senior Executive Option Plan

Eligibility

Options may be granted to selected senior executives of the Origin Energy Limited group of companies, including executive directors of Origin Energy Limited. The number and the time at which options are granted to senior executives is determined by the Origin Energy Limited Directors.

Options

Each option will be to subscribe for one ordinary share in Origin Energy. The options will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the Board may determine. The options may not be transferred without the prior approval of the Directors. The shares issued on exercise of the options will rank equally with other Origin Energy shares already on issue on the date of exercise of the options. Origin Energy will apply to ASX for official quotation of shares issued on exercise of the options.

Exercise price of options

The exercise price of an option is the amount which a senior executive who participates in the plan must pay to Origin Energy before Origin Energy will issue the share to which that option relates. In respect of annual grants of options under the plan, the exercise price will be the volume weighted average price of Origin Energy ordinary shares traded on ASX on each of the five business days prior to and including the date of issuance, plus a margin, if any, to be determined by the Board in its absolute discretion.

Exercise hurdle for the exercise of options

Targets called exercise hurdles must be satisfied before the options may be exercised. The Board will determine at the time it approves the grant of options the exercise hurdles which must be met before those options may be exercised. The exercise hurdle may be adjusted as the Board determines to be fair and equitable in the events of a rights issue, bonus issue or reconstruction of Origin Energy share capital. The current exercise hurdle is set out in the explanatory note to resolution 4 being the proposed further grant of options to Mr King.

Restrictions on the number of options

There is a cap on the total number of Origin Energy shares in respect of which options may be issued. Options may only be issued in respect of that number of shares which, when aggregated with:

(a) the number of shares which would be issued on the exercise of any options which are outstanding or proposed to be granted;

(b) the number of shares issued on the exercise of any other options granted to senior executives including executive directors;

(c) the number of shares the subject of other incentive plans; and

(d) the number of shares issued under the Origin Energy Employee Share Plan which are restricted,

do not exceed 5% of the total number of issued Origin Energy shares.

Time for exercise of options

The options may be exercised, subject to attainment of the specified exercise hurdles referred to above and the Rules of the Plan, at any time after the third anniversary of the grant of the options and prior to the fifth anniversary of the grant of the options.

In addition, the options may be exercised prior to the third anniversary of their grant in the following limited circumstances:

- on a person acquiring in excess of 20% of the voting shares of Origin Energy or announcing or giving Origin Energy notice of a proposal under which that person intends to acquire in excess of 20% of the voting shares of Origin Energy;
- on the senior executive's employment being terminated due to his or her death or permanent disability; or
- upon the termination of the employment of the senior executive in circumstances where the Board in its absolute discretion determines that the options should be exercisable.

Options lapse six months after the resignation or death of the senior executive or immediately in the event that the senior executive's employment is terminated by the Origin Energy group in circumstances such as the senior executive's misconduct, wilful neglect in the discharge of his or her duties, or serious or persistent breach of the provisions of the terms of his or her employment.

Options, when exercisable, may be exercised in whole or in part, in the latter case in respect of a minimum of 10,000 options and in multiples of 10,000 options.

Participation in future issues

If Origin Energy makes a rights issue of ordinary shares, the holder of options which have not been exercised will not participate in the rights issue. There will however be an adjustment to the exercise price of the options in accordance with a specified formula and the ASX Listing Rules. If Origin Energy makes a bonus issue of ordinary shares involving capitalisation of reserves or distributable profits, the number of shares which will be issued on exercise of any options will be increased to include the bonus shares to which the option holder would have been entitled had the option holder exercised the options prior to the bonus issue being made. No adjustment is made to the exercise price of the options in respect of bonus issues. Any adjustments caused by a rights issue, bonus issue or reconstruction are cumulative.

Capital reconstruction

If any reconstruction of the issued capital of Origin Energy takes place (including any consolidation or division of shares or reduction or return of capital) the number of options or the exercise price of the options held will be reconstructed in accordance with the ASX Listing Rules and in a manner which will not result in any additional benefits being conferred on a holder of an option which is not conferred on holders of Origin Energy shares.

Schedule: Summary of Terms of Origin Energy Senior Executive Performance Share Rights Plan

Eligibility

Performance Share Rights may be granted to senior executives of the Origin Energy Limited group of companies, including executive directors of Origin Energy Limited, as the Origin Energy Limited Directors nominate from time to time. The number of rights to be allocated from time to time to participants is also determined by the Board.

Performance Share Rights

Each performance share right will be a right to subscribe for or take a transfer of one ordinary share in Origin Energy. The performance share rights will be unlisted and will be issued for no consideration or such consideration, if any, which may be nominal, as the Board may determine. The performance share rights may not be transferred or encumbered without the prior approval of the Directors. The shares issued on exercise of the performance share rights will rank equally with other Origin Energy shares already on issue on the date of exercise of the performance share rights. Origin Energy will apply to ASX for official quotation of shares issued on exercise of the performance share rights.

Exercise price of performance share rights

The exercise price of a performance share right will be nil unless otherwise determined by the Directors.

Transfer or issue of shares

Subject to the satisfaction of vesting conditions mentioned below and the Rules of the Plan, and provided the rights have not lapsed by reason of the participant's misconduct, any rights may be exercised by the participant as follows:

- on the participant ceasing employment due to death or permanent disability; and
- upon the request of the participant, between three and five years after the rights were granted to the participant.

In addition, any rights granted to a participant may be exercised by a participant prior to three years after the allocation in the following limited circumstances:

- on a person acquiring in excess of 20% of the voting shares of Origin Energy or announcing or giving Origin Energy notice of a proposal under which that person intends to acquire in excess of 20% of the voting shares of Origin Energy; or
- upon the termination of the employment of the participant in circumstances where the Board in its absolute discretion determines that the Performance Share Rights should be exercisable.

Performance Share Rights lapse six months after the resignation or death of the participant or immediately in the event that the participant's employment is terminated by the Origin Energy group in circumstances such as the participant's misconduct, wilful neglect in the discharge of his or her duties, or serious or persistent breach of the provisions of the terms of his or her employment.

Performance Share Rights, when exercisable, may be exercised in whole or in part, in the latter case in respect of a minimum of 1,000 rights and in multiples of 1,000 rights.

Vesting conditions for the issue or transfer of shares

Targets called vesting conditions must be satisfied before shares may be issued or transferred to the participant. The Board will determine at the time it approves the subscription or purchase of shares the vesting condition which must be met before those shares may be transferred or issued. The vesting condition may be adjusted as the Board determines to be fair and equitable in the event of a right's issue, bonus issue or reconstruction of Origin Energy share capital.

Restriction on the number of shares

There is a cap on the total number of Origin Energy shares which may be subscribed for or purchased under the Plan such that the total number of shares that may be acquired on exercise of Performance Share Rights together with the number of shares which would be issued on the acceptance or exercise of any offer, right or options which are outstanding or proposed to be granted under an Origin Energy incentive plan (including the Origin Energy Employee Share Plan, the Origin Energy Senior Executive Option Plan and the Origin Energy Executive Share Plan) will not exceed 5% of the total number of issued Origin Energy shares.

Participation in future issues

If Origin Energy makes a rights issue of ordinary shares, the holder of Performance Share Rights which have not been exercised will not participate in the rights issue. There will however be an adjustment to the exercise price (if any) of the Performance Share Rights in accordance with a specified formula and the ASX Listing Rules. If Origin Energy makes a bonus issue of ordinary shares involving capitalisation of reserves or distributable profits, the number of shares which will be issued or transferred on exercise of any Performance Share Rights will be increased to include the bonus shares to which the participant would have been entitled had the participant exercised the Performance Share Rights prior to the bonus issue being made. No adjustment is made to the exercise price (if any) of the Performance Share Rights in respect of bonus issues. Any adjustments caused by a rights issue, bonus issue or reconstruction are cumulative.

Capital reconstruction

If any reconstruction of the issued capital of Origin Energy takes place (including any consolidation or division of shares or reduction or return of capital) the number of Performance Share Rights or the exercise price (if any) of the Performance Share Rights held will be reconstructed in accordance with the ASX Listing Rules and in a manner which will not result in any additional benefits being conferred on a participant which is not conferred on holders of Origin Energy shares.

Copies of the Rules of the Origin Energy Senior Executive Option Plan and the proposed Origin Energy Senior Executive Performance Share Rights Plan may be obtained from the Company Secretary, Origin Energy Limited, Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000.


Origin
energy

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ABN 30 000 051 696

Appointment of Proxy

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your Appointment of Proxy form to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone: 1300 664 446
Facsimile: (02) 9287 0309
ASX Code: ORG
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

I/We being a member(s) of Origin Energy Limited and entitled to attend and vote hereby appoint

A **the Chairman of the meeting** (mark box) ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write here the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.30am on Wednesday 25 October 2006 and at any adjournment of that meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional appointment of proxy form is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B **To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.**

Ordinary business	For	Against	Abstain*
2. **To adopt the Remuneration Report for year ended 30 June 2006 (non-binding resolution)**	☐	☐	☐
3. **Election of Directors** To elect H Kevin McCann	☐	☐	☐
To elect Helen M Nugent	☐	☐	☐

Special business	For	Against	Abstain*
4. **Grant of options and offers of rights to shares to Mr Grant A King**	☐	☐	☐
5. **Increase in Directors' fees**	☐	☐	☐

C ☐ **IMPORTANT: FOR ITEMS 4 AND 5 ABOVE**

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of items 4 and 5 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even though he has an interest in the outcome of these items and that votes cast by him on these items, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 4 and 5 and your votes will not be counted in calculating the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of items 4 and 5.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **Signature of Securityholder/s – this must be completed**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the Securityholder. If a joint holding, either Securityholder may sign. If signed by the Securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

Link Market Services Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a Securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

ORG PRX541

Appointment of proxy

- If you are unable to attend and vote at the Annual General Meeting of Origin Energy Limited on Wednesday, 25 October 2006 or any adjournment thereof and wish to appoint a person or body corporate who is attending as your proxy, please complete and return this Appointment of Proxy Form. A proxy need not be a shareholder.
- If you appoint a body corporate as your proxy, the body corporate will need to ensure that it:
  - appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and
  - provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.
- Shareholders are entitled to appoint up to two proxies (whether shareholders or not), to attend the meeting and vote. If you wish to appoint two proxies, please obtain a second proxy form by telephoning 1300 664 446 or (02) 8280 7155. Both forms should be completed with the nominated number or percentage of your voting rights on each form. If you appoint two proxies and the appointment does not specify the proper number of your votes that the proxies may exercise, each such proxy may exercise one half. Please return both proxy forms together. Where a shareholder appoints more than one (1) proxy, neither proxy is entitled to vote on a show of hands.

Signing instructions

- This Appointment of Proxy must be signed by the shareholder (for joint shareholders either can sign) or by his/her/their joint authorised attorney(s).
- If the shareholder is a corporation, this Appointment of Proxy should be signed in a manner which is legally binding on the corporation, for example:
  - under the common seal of the company by two directors, or a director and a secretary; or
  - by two directors, or a director and a secretary; or
  - in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
  - under the hand of a duly authorised officer or attorney
- If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to Link Market Services Limited, by posting it to Locked Bag A14, Sydney South NSW 1235 or sending it by facsimile to Link Market Services Limited on (02) 9287 0309, by 10.30am on Monday, 23 October 2006. A certified copy of a Power of Attorney is acceptable.
- If you require further information on how to complete this Appointment of Proxy telephone Origin Energy's Share Registry on 1300 664 446 or (02) 8280 7155.

Lodgement details

- The Appointment of Proxy must be received by the company's Share Registry, Link Market Services Limited, by 10.30am on Monday, 23 October 2006. Shareholders are requested to return the Appointment of Proxy in the reply paid envelope provided, or post to Locked Bag A14, Sydney South NSW 1235 in sufficient time so that it reaches Link Market Services Limited by that time and date.
- Alternatively, the Appointment of Proxy can be hand delivered to Link Market Services Limited, Level 12, 680 George Street, Sydney or sent by facsimile to Link Market Services Limited on (02) 9287 0309, by 10.30am on Monday, 23 October 2006, or lodged on-line at www.linkmarketservices.com.au

Origin Energy Limited
Level 45, Australia Square
264-278 George Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 8345 5000
Facsimile (02) 9252 1566


Origin
energy




SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office		Facsimile	1300 300 021
Company	Australian Stock Exchange Limited		Date	29 September 2006
From	Bill Hundy		Pages	3
Subject	**Origin Energy gains greater flexibility over dispatch of the Mt Stuart Power Station**			

For your information please find attached an announcement regarding the Mt Stuart Power Station.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX/Media Release

29 September 2006

Origin Energy gains greater flexibility over dispatch of the Mt Stuart Power Station

Origin Energy Power Limited ('Origin') announced today that it had reached agreement with the Queensland Government owned entity, Enertrade to terminate the present power purchase agreement that exists between the parties effective from 31 December 2006.

The power purchase agreement covers the operation of Origin's Mt Stuart Power Station, a 288 MW gas turbine peaking plant situated in Townsville in North Queensland. Termination of the agreement will provide Origin with the flexibility to dispatch the plant at its sole discretion.

The Mt Stuart Power Station currently operates when requested by Enertrade under the power purchase agreement which is usually in periods of peak demand or to provide electricity transmission system support in North Queensland. The power station will continue in these roles following the termination of this agreement.

While the power station currently operates on jet fuel it is capable of being operated on natural gas and expanded to a highly efficient combined cycle plant.

Commenting on the agreement, Origin's Chief Operating Officer Karen Moses said, "The agreement will enable us to enhance our integrated position in the Queensland energy market where strong economic growth is driving continuing growth in demand for energy. It will support our retail position as full retail contestability is introduced and will allow us to configure the plant to best suit evolving market conditions."

"The Mt Stuart plant complements our other investments in Queensland. This agreement, together with recent announcements in regard to increasing production from our coal seam gas facility at Spring Gully and securing regulatory approval for a potential gas-fired power station at the same location, reflect our confidence in the investment opportunities in the State" Ms Moses said.

For further information, please contact:

For Media

Wayne Gregory
National Manager Public Affairs
Ph: 03 9652 5886
Mobile: 0419 587 375

For Investors

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186 Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au



About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and businesses and employs over 3,200 people.

Origin in Queensland at a glance:

- *Has invested over $800 million in oil and gas production, exploration and power generation since 2000*
- *Employs 620 Queenslanders in its oil and gas and LPG businesses*
- *National head office for the Exploration, oil and gas production and LPG business*
- *Owns and operates the Spring Gully Gas Plant in Central Queensland where by September 2007 it will have invested over $314m*
- *Is the leading producer of coal seam gas in Queensland supplying over 30% of Queensland's natural gas needs and has an active exploration program drilling to secure additional reserves.*
- *Owns and operates the Roma and Mt Stuart Power Stations*
- *Manages over 2,600km of gas distribution pipelines*
- *Retails natural gas to over 89,000 customers*
- *Supplies 113,000 customers with LPG across Queensland*
- *Seeking approval for a 1,000MW power station at Spring Gully, near Roma*

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186 Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au




SEC MAIL
PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 October 2006
From	Bill Hundy	Pages	13
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- G A King
- J R Williams
- T Bourne
- C B Carter
- H M Nugent
- H K McCann

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	15 September 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	29 September 2006
No. of securities held prior to change	33,556 Ordinary Fully Paid Shares held directly 261,213 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Class	Ordinary Shares
Number acquired	3,010
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.500997 per share

+ See chapter 19 for defined terms.

No. of securities held after change	34,021 Ordinary Fully Paid Shares held directly 263,758 Ordinary Fully Paid Shares held indirectly 2,250,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 September 2006 - NEDSP 29 September 2006 – DRP
No. of securities held prior to change	20,936 Ordinary Fully Paid Shares held directly 12,722 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,477
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,294 shares @ $6.5644 per share 183 shares @ $6.500997 per share
No. of securities held after change	21,119 Ordinary Fully Paid Shares held directly 15,016 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A	
Nature of interest	N/A	
Name of registered holder (if issued securities)	N/A	
Date of change	N/A	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A	
Interest acquired	N/A	
Interest disposed	N/A	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A	
Interest after change	N/A	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 September 2006 - NEDSP 29 September 2006 – DRP
No. of securities held prior to change	27,345 Ordinary Fully Paid Shares held directly 11,005 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,575
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,041 shares @ $6.5644 per share 534 shares @ $6.500997 per share
No. of securities held after change	27,879 Ordinary Fully Paid Shares held directly 13,046 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A	
Nature of interest	N/A	
Name of registered holder (if issued securities)	N/A	
Date of change	N/A	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A	
Interest acquired	N/A	
Interest disposed	N/A	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A	
Interest after change	N/A	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin B Carter
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Colangie Nominees Pty Ltd – Colin Carter a Director • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 September 2006 - NEDSP 29 September 2006 – DRP
No. of securities held prior to change	6,596 Ordinary Fully Paid Shares held directly 24,362 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,394
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,963 shares @ $6.5644 per share 431 shares @ $6.500997 per share

+ See chapter 19 for defined terms.

No. of securities held after change	6,836 Ordinary Fully Paid Shares held directly 26,516 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	21 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	27 September 2006 - NEDSP 29 September 2006 – DRP
No. of securities held prior to change	2,825 Ordinary Fully Paid Shares held directly 11,221 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	2,347
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,151 shares @ $6.5644 per share 196 shares @ $6.500997 per share
No. of securities held after change	3,021 Ordinary Fully Paid Shares held directly 13,372 Ordinary Fully Paid Shares held indirectly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan and Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann
Date of last notice	5 April 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann • Origin Energy Non-Executive Directors' Share Plan
Date of change	27 September 2006
No. of securities held prior to change	3,069 Ordinary Fully Paid Shares held directly 250,217 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	3,142
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.5644 per share

+ See chapter 19 for defined terms.

No. of securities held after change	3,069 Ordinary Fully Paid Shares held directly 253,359 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to Non-Executive Directors' Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.




SEC MAIL
RECEIVED
PROCESSING
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,357,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$6.500997**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,004,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,391,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.





SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,357,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$6.500997**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Dividend Reinvestment Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,004,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,391,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/10/2006

TIME: 16:23:43

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Exploration Update PSC's 8 & 9 Lamu Basin Kenya

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 October 2006
From	Bill Hundy	Pages	3
Subject	**Exploration Update PSC's 8 & 9 Lamu Basin, Kenya**		

Please find attached an update on PSC's 8 and 9 Lamu Basin, Kenya.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 64008345 5000 • Facsimile (02) 9235 16619252 1566 •
www.originenergy.com.au



ASX Release

3 October, 2006

Exploration Update PSC's 8 & 9 Lamu Basin, Kenya

Origin Energy Limited is pleased to advise that on 28 September, 2006, the Government of Kenya executed Deeds of Variation pertaining to Production Sharing Contracts (PSC's) for Blocks L8 and L9, located in the Lamu Basin, offshore Kenya (Attachment 1).

These deeds formalise changes in future work program obligations for the First Additional Period and Second Additional Period of these PSC's. The execution of these documents were a condition precedent to a farmin agreement entered into between Origin Energy Kenya Ltd (Origin), Pancontinental Oil & Gas NL and Afrex Ltd on 23 December 2005, subsequently amended on 3 July 2006.

As a result of the execution of these documents Origin now holds a 75% participating in these PSC's and an obligation to fully fund the acquisition of 2D seismic in each block in their respective First Additional Period ending 21 October 2007 at a combined cost of not less than US$4 million.

If Origin elects to enter the Second Additional Period of either PSC, it must fully fund the drilling of an exploration well to a depth of at least 3,000m before the end of the first year (commencing 22 October 2007) of the Second Additional Period for Block L8 and before the end of the second year (commencing 22 October 2008) of the Second Additional Period of Block L9.

If Origin elects not to proceed to drill a well in either or both blocks by giving notice to Pancontinental/Afrex to that effect before 14 July 2007 (or later date as may be agreed), it will surrender its interest in either or both blocks accordingly.

Origin is also pleased to advise that it is in advanced negotiation with Seabird Exploration FZ LLC, based in Dubai, to secure the seismic vessel Northern Explorer to conduct its 2D seismic farmin program subject to completion of an acquisition contract satisfactory to all parties, and all environmental and regulatory approvals. Acquisition is scheduled to commence in December 2006.

For further information contact:

Rob Willink
Executive General Manager, Exploration
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Attachment 1



Kenya
40°E
41°E
Ungwana Bay
3°S
Gongoni
Marikebuni
Kakoneni
Malindi
L-8
Kilifi
L-9
Kaloleni
4°S
Mombasa
Waa
Ukunda
Gazi
N
0
25
Kilometres
Africa
Kenya


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/10/2006

TIME: 13:54:00

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 12 Oil Development Well Progress Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 October 2006
From	Bill Hundy	Pages	3
Subject	**HOVEA 12 OIL DEVELOPMENT WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached a report regarding an update of the Hovea 12 Oil Development Well, onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



ASX Release

3 October 2006

Hovea 12 Oil Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Hovea 12 oil development well operated by ARC Energy Ltd.

Hovea 12

Well type: Oil development (onshore)

Location: Perth Basin, Western Australia (L1)

Hovea 12 is located approximately 16 kilometres east-southeast of the township of Dongara.

Surface co-ordinates for the well are as follows:

Latitude: 29° 19' 06.96" S
Longitude: 115° 02' 33.15" E

Hovea 12 intersected the top of the primary target Dongara Sandstone reservoir approximately 1,090 metres north of the surface location.

Interests:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,476 metres measured depth

Progress and Status: The well commenced drilling on 19 September 2006 using the Century Rig 18 drilling. 311 millimetre (12-1/4 inch) hole was drilled to 1,596 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 1,591.5 metres measured depth. 216 millimetre (8-1/2 inch) hole was drilled to a total depth at 2,473 metres measured depth in the Caryngінia Formation, which was reached on 29 September.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

The top of the objective Dongara Sandstone was intersected at 2,324 metres measured depth (1,903 metres true vertical depth). Hydrocarbon indications recorded during drilling, wireline logs and wireline pressure measurements indicate a 22 metre oil column above the current oil-water contact of the Hovea Field. Although Hovea 12 has encountered the reservoir lower than prognosed, the oil water contact rise in this northern area of the field is less than predicted. Hovea 12 is therefore favourably located to assist in the efficient recovery of the reserves in this area of the field and will now be completed for production and tied back to the Hovea production facilities as soon as practicable.

At 06:00 hours WST today, the activity was preparing to run casing.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/10/2006

TIME: 10:30:34

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Contact Energy/Genesis Energy - Possible LNG Site

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 October 2006
From	Bill Hundy	Pages	3
Subject	**CONTACT ENERGY / GENESIS ENERGY - POSSIBLE LNG SITE**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited and Genesis Energy.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


CONTACT


genesis
ENERGY

4 October 2006

Possible LNG site about preserving future options

Genesis Energy and Contact Energy Limited today said the selection of Port Taranaki as the preferred site for a LNG import terminal, was all about preserving future options.

Contact Chief Executive David Baldwin and Genesis Energy Chief Executive Murray Jackson said while the resource consent process would soon be started for a possible LNG import terminal at the Port Taranaki site, the move was all about enhancing options.

The two companies have created a new joint venture company called Gasbridge, which will run a community consultation process on the proposal and manage the resource consenting process.

"Both Contact and Genesis Energy have a strong preference to use domestic natural gas," said Contact Energy Chief Executive, David Baldwin.

"This announcement of a potential site for an import terminal is all about preserving future options. It is simply prudent commercial risk management."

Murray Jackson said Port Taranaki had been selected as a preferred site because of the region's world-class experience in handling natural gas and hydrocarbons, its deep water port and its natural gas distribution infrastructure.

"New Plymouth is regarded as New Zealand's energy capital for a very good reason. The residents understand energy and the importance of New Plymouth as a national energy hub to both the local and national economy," he said.

Mr Jackson said in the event of a future natural gas shortage, the LNG option could provide New Zealand with a secure and safe supply of natural gas until new domestic discoveries were made and bought to market.

"While this announcement is simply about developing a future option, it is important that residents understand the proposal – in particular that LNG is safe and that any future import terminal would meet very high international safety standards," said Mr Jackson.

The proposed terminal would involve a new purpose-built berth at the end of the main breakwater inside the Port of Taranaki, with the LNG being piped along adjacent to the breakwater and stored in a new tank at Contact's New Plymouth Power Station. The appropriate access and land agreements have been reached with Port Taranaki and the Power Station.

A Gasbridge website (www.gasbridge.co.nz) has been launched explaining LNG, along with computer generated images of how a new LNG terminal might look and a facility for people to ask questions and have them answered on-line.

A free information phone line has been set up to answer any questions from the public on 0800 GAS LNG (427 564).

"We urge residents to have a good look at the Gasbridge website and the information displays. These resources should answer most common questions," said Mr Jackson.

Media inquiries

Richard Gordon
Genesis Energy Public Affairs Manager
021 681 305

Jonathan Hill
Contact Energy Communications Manager
04 462 1285



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 October 2006
From	Bill Hundy	Pages	27
Subject	**PRESENTATION**		

Attached for your information is a presentation to be made by Mr Tony Wood, General Manager to the Citigroup Alternative Energy Conference today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


origin
energy
Presentation to Citigroup Alternative Energy Conference
October 2006

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

Origin energy

Since listing in 2000 Origin has grown into one of the leading energy companies in Australasia...

Exploration and Production • Over 2,436 PJe 2P reserves and annual production of 78 PJe • Diverse acreage position across Australia and New Zealand • A leading Australian CSG producer	**One of the largest suppliers of gas to eastern Australian markets**
Retail • Over 2 million customers, Australia's 2nd largest energy retailer • National business covering electricity, natural gas, LPG and related products and services	**2nd largest energy retailer in Australia**
Generation • Interests in over 874 MW of installed capacity • Predominantly gas fired, including co-generation & peaking units • Output contracted to 3rd parties or Retail division	**Owner of peaking and cogeneration plants**
Networks • Provision of asset management services to 3rd parties, managing over 20,000 km of gas networks and 3,500 km of water networks • Equity investment in Envestra	**Networks service provider**
Contact Energy (51.4% interest) • Integrated energy model similar to Origin • Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	**Owner of 51% of New Zealand's largest listed energy company**

... with a history of growth through both acquisition and internally developed projects

Origin energy


Origin has positioned itself in the competitive (rather than regulated) segments of the Australian energy industry...
Find
Develop
Produce
Buy
Sell
... and by implementing this strategy effectively can better manage risk and enhance the range of growth opportunities
Page 4

The provision of energy will continue to evolve with "alternative energy" driven by supply & demand pressures or social and economic imperatives

Alternative Energy

Energy sources or energy technologies which are not yet economic, but which can be made so through continued research and development or the application of bridging subsidies



LPG
LNG
compressed natural gas
wind
coal seam gas
geosequestration
solar power
-photovoltaic
- thermal
tidal
base load gas-fired power generation
power from waste
Fuel cells
geothermal
- hot dry rocks
- traditional
carbon capture and storage
biofuels
oil shale
nuclear
wave
tar sands
gas hydrates
Origin energy

Origin and its predecessor companies have a history of investing in new or alternative energy applications…

- Automotive LPG as an alternative fuel in the 60's
- Compressed natural gas vehicles
- Geothermal "water furnace" technologies
- LPG flame weeding technology (alternative to herbicides)
- Hydrocarbon based (zero CFC) refrigerants
- Wind developments
- Coal seam gas developments
- Demand side management services
- Green energy products
- Solar roofing installations
- Solar PV research (to develop an integrated solar roofing tile)

…some of which have been successful and some of which have faded or been sold


Origin
energy

Our approach to alternative energy technologies has been consistent across this time…

- In the long term, is the new technology or source of energy capable of operating in a competitive market without subsidies?
- Can Origin bring a competitive advantage to the development of this technology?
- If successful, can this technology make a material contribution to the company?

…providing a framework within which to assess our options for investment


Origin
energy

Origin's primary aim therefore is to invest in technologies which we believe will be economic in their own right...

- Subsidies may be appropriate in the short to medium term to help industries "get off the ground" but are unreliable as they can be removed as quickly as they are introduced
- Such subsidies should be distinguished from policy or regulations which require the true cost of supply to be internalised and provide a permanent shift in economics of supply. For example:
  - Safety regulation requiring safe working sites and the containment of waste products or spillage to protect the environment
  - The implementation of trading mechanisms for undesirable emissions such as sulphur or carbon dioxide to internalise the cost of producing a service which has deleterious impacts on third parties

...subject to either initial subsidies or long term internalisation of true supply costs


Origin
energy



This approach to internalising external costs is evident in the debate on a mechanism for valuing carbon emissions...
Solar PV
$250+
Cost v Emission Intensity of Emerging Generation Technologies
New Entrant Levelised Costs ($/MWh)
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
CCGT w Capture
IGCC w Capture (Black Coal)
CCGT
SC Brown Coal
Wind Power
IGCC (Brown Coal)
Geothermal (HDR)
IGCC (Black Coal)
Solar PV
USC Black Coal
Nuclear Fission
SC Brown Coal Drying/Dewatering
Coal with carbon capture
Combined cycle gas
Existing coal technologies
0.00
0.20
0.40
0.60
0.80
1.00
1.20
Emissions Intensity (tCO2/MWh)
Sources: Various- including ESAA, ACIL Tasman, Origin estimates
...where industry will continue to employ cheap, high emission coal unless carbon impact is internalised
Origin energy
Page 9

Various attempts have been made to address this issue but lack an over-arching federal framework...

Non-selective emission reduction schemes

- NSW Greenhouse Gas Abatement Scheme (NGACs)
- ACT Greenhouse Gas Abatement Scheme (NGACs)
- National Green Power Accreditation Program
- Greenhouse Friendly

Schemes which favour one or more technologies

- Mandatory Renewable Energy Target (RECs)
- Vic REC target
- LETEF

Technology specific

- Queensland Gas Electricty Scheme (GEC)
- LPG Excise / subsidies for installation of LPG car kits
- Solar Cities / roof panel subsidies / buyback tariff schemes

...and therefore fall short of providing consistency and certainty for investment decision making

Origin energy


With the lack of a consistent federal policy framework Origin has selected its investments carefully...
Find
Develop
Produce
Buy
Sell
LPG, CNG
Coal Seam Gas
SLIVER®
Conventional solar panels
Geodynamics
Option to buy output
Options not exercised
Contracts to underpin development
Wind
Trading of regulatory instruments
Demand side management (energy efficiency, green power, solar cities)
Geosequestration
... taking modest bets and securing options where outcomes are uncertain
Origin energy
Page 11

An early area of Origin involvement was LPG...


L.P. GAS
HIGHLY FLAMMABLE

...and through subsequent developments natural gas vehicles


Origin
energy

Coal seam gas provides another example where Origin moved into an alternative energy source several years ahead of other major energy companies...

"In addition to natural gas, there are prospects for the commercial utilisation of Australia's deposits of coal seam methane ...

However, there is significant uncertainty about the extent of coal seam methane reserves in Australia and hence the true potential for future production. The primary resource base is large but the majority of this is currently not commercial."

ABARE, Energy in Australia 2004, Sep 2004

...although the rapid development of the industry has already seen CSG move from alternative to mainstream


Origin
energy

Coal seam gas initially required subsidies as the industry developed in the US...


US Coal Seam Gas Production
Bcf per year
0
200
400
600
800
1000
1200
1400
1600
1800
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004


Coal Seam Gas Reserves in Queensland by Company
Sales Gas Reserves (PJ)
0
500
1000
1500
2000
2500
3000
3500
4000
1996
1998
2000
2002
2004
2006*
Other
QGC
Arrow
CH4
Santos
Anglo
Tipperary
Origin
BHPB
* Forecast

Industry Statistics in Australia

- Over 1000 PJ of contracts signed
- Industry has spent $700m to date
- Will spend $2b over next 20 years
- Production expected to triple over 5 years

Origin's production of CSG will eclipse its Cooper Basin production within 12 months


Coal Seam Gas Production in Queensland by Company
PJ per year
0
10
20
30
40
50
60
70
80
1996
1998
2000
2002
2004
2006*
Other
QGC
Arrow/CSE
CH4
Santos
Anglo
Tipperary
Origin
BHPB
* Forecast

...however, learning from US experience and adapting technology to Australian conditions has seen the industry develop here without direct assistance

Origin energy

The proposed Spring Gully power station in Queensland will use Origin CSG in a fully integrated development...

- 1000 MW gas fired CCGT in 2 x 500MW stages - low emissions, proven technology
- 18 month full EIS on power station complete
- Power station adjacent to existing Origin CSG gas plant to capture synergies
  - >1,000 PJ 2P reserves
  - reduced compression
  - waste water to be used for cooling
  - operational synergies
- 270km x 330kV transmission line to be constructed by Powerlink
- Tenders for construction sent out
- The project has received provisional accreditation under the NGAC scheme (and so will qualify for either NGACs or GECs)


Proposed Power station site
Proposed transmission line

...providing a cost effective alternative to the existing domination of base-load coal in Queensland

Origin energy

Origin is investing in low carbon emission technologies to meet future energy needs - and solar is growing rapidly



By Application
1,200
1,000
800
600
400
200
0
MW
Grid
Off Grid
Consumer
$ Billion
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$B
'00
'01
'02
'03
'04
On grid residential and commercial markets are growing at the fastest rate
By Geography
1,200
1,000
800
600
400
200
0
MW
Europe
North America
Japan
ROW
Europe and Japan growing at record pace
'00
'01
'02
'03
'04
1GW = $7B in '04
Source: Strategies Unlimited

- Record 53% worldwide growth **5-Year CAGR 42%,** fueled by Germany's feed-in-tariff
- European demand grew 91% in 2004
- USA new 30% Federal Tax Credit will drive significant demand
- Feed-in-tariff introduced in Spain, Italy and Portugal based on German model...
- South Korea 20% capital subsidy and 72¢/kWh buyback program
- China, Thailand and more pursuing ambitious targets for Solar

Japan continues to grow without subsidies since solar is competitive with retail COE at $0.26/kWhr



Origin energy

Through initial research at the ANU Origin has developed its unique solar photovoltaic SLIVER technology...





SLIVER cell



Innovative packaging	Varied % coverage	Coloured background	Flexibility	Semi-transparent
Concentrator	Windows	Heritage	Curved & Portable	Windows
Lightweight	Mini Modules	Advertising	Roofing	BIPV

...creating new PV powered opportunities using only 10% of the silicon used in traditional PV cells

Origin energy

During 2004 a high technology plant for manufacturing SLIVER cells was built at Regency Park in South Australia


We have a line of sight to 90W/wafer
- effectively replacing the 72 cells in
the panels shown by just 2 wafers'
worth of SLIVER cells

Origin energy


SLIVER technology is being developed rapidly
15W
Dec 04
40W
Mar 05
70W
May 05
2nd Generation
140W
Jul 05
2nd Generation
2007
70-150W
panels
on sale
Origin energy
Page 19


Origin is seeking partnership to accelerate the large-scale production of SLIVER technology
Invention
Lab
Pilot
Scale
Origin
Partnership
Key Partner Capabilities
Procurement, Manufacturing Excellence & Global Distribution
A partner must be a great fit:
Culturally
Committed to SLIVER technology
Global growth aspirations
Can act quickly
Financial strength
A strong brand
Origin energy
Page 20

Origin has also chosen to invest in geothermal technology promoted by Geodynamics due to its unique characteristics...



GEL 97
GEL 98
Moomba
Cooper Creek
Innamincka
McLeod
South Australia
Licence application
SOUTH AUSTRALIA
QUEENSLAND
20 Kilometres
Unit cost (A$/MWh)
90
80
70
60
50
40
30
20
10
CO_2 emissions
Zero CO_2 emissions
COAL
BROWN COAL
GAS
GAS
CLEAN COAL
HFR-COOPER BASIN
Coal
Brown Coal
Gas (combined cycle)
Gas (Open cycle)
Clean Coal[*)]
HFR
Source: Stanwell Corp. - modified from Simshauser, 2004.
GEODYNAMICS

- Clean coal[*)] not yet demonstrated;
- HFR does not rely on new technology;
- Cooper Basin - known Geothermal Resource - large in scope - high in temperature.

*) Coal gasification combined with CO_2 sequestration (burial)

... and its fit with our upstream, generation and retail competencies

Origin energy

In the Retail area our GreenEarth range of products has cemented us as the leading green energy provider...



- Over 100,000 green energy customers on a range of products
- First greenhouse-gas neutral natural gas offering
- First solar-electricity retail product
- First to launch a light globe giveaway program in NSW on a mass scale (NGACs earned provide profit on the program plus free brand awareness)
- Innovative offerings such as the recent groundbreaking deal to make the AFL "carbon neutral" by 2009.

...with competitive differentiation in a rapidly growing market

Origin energy

Origin Energy has also taken an advocacy role in the debate surrounding climate change and a carbon regime...



Providing transparency for our stakeholders
Origin
SolarCity
Adelaide



The Business Case for Early Action
Australian Business Roundtable on Climate Change

... as we believe that carbon is an inherent but unrecognised cost in the current global use of energy



Origin energy

While Origin is a mainstream energy provider in Australia we play a significant role in alternative energy...

- Origin and its predecessor companies have a long history of involvement in alternative energy
- We have clear criteria for investment in these areas
- Some of those investments such as LPG, CSG and our GreenEarth products are making material and growing contributions to the company - with significant further options under development
- We continue to look for additional opportunities in these areas

...through research, development, production, trading and retail to provide customers with greater choices to meet their energy needs


Origin
energy


origin
energy

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price is the volume weighted average price of Origin shares traded on ASX on the five days leading up to and including 8 September 2006 ($6.500997). The options will expire on 11 September 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Pursuant to the rules of the Origin Energy Senior Executive Option Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**11 September 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,029,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,437,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 12 October 2006
Company Secretary

Print name: William M Hundy




SEC MAIL
PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 October 2006
From	Bill Hundy	Pages	8
Subject	**BASSGAS PROJECT LAUNCH**		

Please find attached a media release regarding the BassGas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1


Origin
energy


CALENERGY
Gas (Australia) Ltd.
WPD
Mitsui Group of Companies

Media Release

16 October 2006

BassGas Project launch - a new source of gas supply for south east Australia

Today's official opening of the BassGas Project by Victorian Premier, Steve Bracks marks the addition of a significant new source of gas supply for south east Australia.

Origin Energy and its joint venture partners AWE, CalEnergy and Wandoo Petroleum Mitsui group of companies have invested $750 million over six years developing the Project, which produces gas, condensates and LP Gas from the Yolla gas field situated 147 km off Victoria's southern coast. These products are processed for sale in the onshore processing facilities at Lang Lang, approximately 100 kilometres south east from Melbourne CBD.

The BassGas Project will produce over 20 petajoules of sales gas, 1 million barrels of condensate and 65,000 tonnes of LP Gas per year. Natural gas demand is predicted to more than double in Victoria over the next 20 years and the Yolla field has enough reserves to meet around 10% of current demand for 15 years.

All of the natural gas production from this project will be acquired by Origin Energy under long-term gas contracts. Condensates are being sold to Shell whilst each JV party is selling its own share of LP Gas production.

Speaking at the official opening today, Origin Energy Managing Director, Mr Grant King said, "This has been a challenging project to deliver. It has taken a significant effort from Origin as Operator for the Joint Venture, the Joint Venture partners, and many other contractors, consultants and suppliers who have worked on this project

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186C Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au

to reach the stage where endurance testing is nearly complete and production has recently achieved contractual levels.

"We would like to thank all people involved in the project for their efforts.

Commenting on the significance of this project to Origin Energy, Mr King added, "The strength of Origin's gas retailing business in south eastern Australia underpins Origin's purchase of the natural gas produced from this facility. It was a key factor in the commercial development of this project. Origin has a 42.5% interest in this project and the commencement of production continues to deepen the integration in Origin's business.

"We have also learnt from the development of this project and this has allowed Origin to significantly enhance the skills and resources available to the Company as we pursue additional projects across our business.

"We now look forward to the completion of the offshore Otway Project which will add further strength to Origin's competitive position in Victoria" Mr King said.

Mr Bruce Phillips, Managing Director of AWE, said "AWE's engineers played a key role in establishing the initial commercial viability of the BassGas Project and accordingly, we are pleased the project has progressed to production after a difficult construction phase.

"AWE has made a big commitment to the development of new gas resources in south east Australia as a major participant in both the BassGas project in the Bass Basin and the Casino gas project in the Otway Basin. AWE is now producing gas, LP Gas and condensate for sale into Victoria's western and eastern regional markets from two separate sedimentary basins," Mr Phillips said.

In the past five years, AWE has spent A$280 million on petroleum exploration and development projects offshore Victoria and has been a major proponent of increased competition in the supply of natural gas and LP Gas for the region.

The BassGas Project is a Joint Venture partnership between:

- Origin Energy Resources Limited* 37.5% (Operator)
- Origin Energy Northwest Limited* 5.0%
- AWE Petroleum Pty Ltd** 30.0%
- CalEnergy Gas (Australia) Limited 15.0%
- Wandoo Petroleum Pty Ltd# 12.5%

*a wholly owned subsidiary of Origin Energy Limited

**a wholly owned subsidiary of Australian Worldwide Exploration Limited

an affiliate of Mitsui & Co., Ltd

ENDS - NOTE: BASSGAS PROJECT BACKGROUND INFORMATION FOLLOWS

Media contacts:

Origin Energy
Tony Wood
General Manager, Public & Government Affairs
03 9652 5506 or 0419 642 098
tony.wood@originenergy.com.au

AWE
Ian Howath
0407 822 319
Ian.howarth@farrington.com.au

Investor contacts:

Origin Energy
Angus Guthrie
Manager Investor Relations
02 8345 5558 or 0417 864 255
angus.guthrie@originenergy.com.au

AWE:
Garry Marsden
Corporate Development Manager
02 9460 0165
gmarsden@awexp.com.au

Background information on the BassGas Project

The BassGas Project - Summary

Demand for gas in south east Australia is set to more than double over the next 20 years. To help meet this growing demand, the BassGas Project was established in July 2001 to commercialise the gas and liquid reserves located in the Yolla field, 147 km off the southern Victorian coastline in Bass Strait.

In June 2006, the $750 million BassGas Project commenced production. It is now providing a significant supply of gas into the Victorian market. Each year Project is expected to produce approximately 23 petajoules of sales gas, 1 million barrels of condensate and 65, 000 tonnes of LP Gas.

The Yolla field has enough reserves to meet around 10% of current Victorian gas demand for 15 years.

The BassGas Project is a Joint Venture partnership between:

- Origin Energy Resources Limited* 37.5% (Operator)
- Origin Energy Northwest Limited* 5.0%
- AWE Petroleum Pty Ltd** 30.0%
- CalEnergy Gas (Australia) Limited 15.0%
- Wandoo Petroleum Pty Ltd# 12.5%

*a wholly owned subsidiary of Origin Energy Limited
**a wholly owned subsidiary of Australian Worldwide Exploration Limited
an affiliate of Mitsui & Co., Ltd

Offshore Platform and undersea pipeline

The 8,000 tonne Yolla A offshore platform measures 50 x 50 metres and stands 120 meters high. It was constructed on Batam Island, Singapore then dry and wet towed to the Yolla field and finally installed into 80 meters of water in Bass Strait in mid-2004. It cost $210 million to construct and install the platform. It operates unmanned, though personnel visit the structure via helicopter to carry out maintenance and repair work as required.

The undersea pipeline transports the gas and liquids from the Yolla field and it intersects land near Kilcunda beach. In mid-November 2003, a 6-week work program began to lay the undersea pipeline. The SEMAC1 pipe laying vessel carried out the work and installed between 4-5 kilometres of pipeline per day.

To avoid environmental disturbances near the shoreline, a horizontal directional drilling (HDD) program was used to connect the undersea and onshore underground pipelines. The HDD passed under the beach, coastal dune area and Bass Highway and in total, measured 1.4 km.

Onshore underground pipelines

In total, 67 km of onshore, underground gas pipelines were installed as part of the BassGas Project. The first section, known as the 'raw gas' pipeline is 32 km long and connects the undersea pipeline to the Lang Lang processing plant.

The next section is 35 km long and called the 'sales gas' pipeline which transports gas refined to sales specifications at the processing plant to the Victorian Principal Gas Transmission Pipeline, near Pakenham.

It took approximately 6 months to: grade the 20-metre easement; dig the trench; weld and lay the pipeline 1.3 metres underground; backfill the trench and conduct hydro-testing to

check pipeline integrity. The raw gas and sales gas pipelines traverse 118 properties; owned privately or by the Crown. It is 350mm in diameter.

No buildings can be constructed on the BassGas pipeline easement. Where practical, individual landowners were consulted to ensure that the pipeline followed the route of their choice.

In April 2004, revegetation work began along the pipeline route easement. Individual landowners were consulted about their preferred plants, crops or grasses. The rehabilitation works were completed before the winter to ensure plantings received maximum rainfall.

Lang Lang processing plant
Located at 5755 South Gippsland Highway, Lang Lang, the BassGas processing plant occupies 2-acres within a 194-acre property. It is situated 5 kilometres from Nyora and 6 kilometres from the town of Lang Lang.

Construction work began at the BassGas processing plant in January 2003 and at the peak of construction, around 300 people were employed on site.

The natural gas processed on site is piped to the Victorian Principal Gas Transmission Pipeline, near Pakenham and sold throughout south east Australia by Origin Energy's retail division. The processed Condensate and LP Gas are transported by road to customers. The Shell refinery in Geelong purchases the Condensate and the LP Gas is sold to a larger customer base.

Water - A small volume of water is produced as a bi-product of the separation of gas, LP Gas and condensate. Stormwater run-off and water extracted from operations are filtered and treated in accordance with EPA regulations. Once treated, most of the water is processed in the purpose-built wetland system and held in reserve for emergency response.

Air Quality - All exhausts and emissions generated by the plant occur in low concentrations and are emitted by compressors, generators and heating machinery. These emissions must comply with EPA regulations: *State Environment Protection Policy (Air Quality Management)* and the *State Environment Protection Policy (Ambient Air Quality)*.

Noise - The latest in industry noise abatement technology is being used at the processing plant to ensure the operations have the least acoustic impact on the surrounding area. Noise levels do vary with operational modes, however these are monitored to ensure they comply with the guidelines developed by the EPA and that any impact is minimised.

Safer roads - To ensure that the increase of traffic around the entry/exit point of the plant to the South Gippsland Highway occurs as safely as possible, the Project funded the development of new turning lanes and the installation of traffic signage to alert drivers of the changed traffic conditions.

Connecting with our community
The BassGas community consultation process began in August 2001. Initially the entire South Gippsland community was engaged in a range of communications activities designed to inform and educate key stakeholders about why the Joint Venture was investing in a project of this size and scale in Gippsland.

By October 2002, the BassGas Project had established a strong presence in the local community via: community consultation meetings held in local halls; public exhibitions at 6 separate locations; regular newsletters sent to all residential addresses, monthly advertorials providing project updates in all local newspapers; information & fact sheets sent to all landowners; prompt replies to all written enquiries; a toll-free helpline; the Project website and visits to neighbours to discuss their issues/concerns.

Landowners
The BassGas Project team and its representatives invested 2 years in one-on-one negotiations with around 100 landowners to secure access to the land required to construct the underground pipelines and Lang Lang processing plant.

To ensure that affected landowners were duly compensated and assisted, the Project offered free access to: independent legal advice; independent land valuations; and it covered the cost to develop Farm Management Plans. Where possible the pipeline route through a landowner's property was altered to minimise impact on farming operations. In all successful negotiations with landowners, the Project paid above a 'fair and reasonable' amount to gain access to the easement.

Indigenous custodians of the land
Throughout all stages of the BassGas Project the Joint Venture partners have ensured that all construction was carried out in respect to the wishes of the local the Boon wurrng people. Representatives of the Boon wurrung worked as cultural heritage monitors and advisors to ensure that construction works did not disturb sacred objects, places or artefacts.

Bass Valley Landcare Group
Environmental 'net gain' regulations require the BassGas Project to adequately replace vegetation removed during the construction phase of the Project. In July 2004, the Bass Valley Landcare group was contracted to begin revegetation work on behalf of the development.

A 10-year net gain management plan was developed under Landcare's, "Solutions at the Source" initiative. In total, 5 sites in the Bass Valley are being managed and focus on restoring native vegetation to improve: nutrient and pasture management; stream and gully protection; land degradation; remnant vegetation protection and land management best practice education.

The BassGas Project has gone far beyond its net gain obligations to invest over $180,000 in the 10-year revegetation project. This will result in the rehabilitation of more around 4.5 times the area of land than required by the Project's net gain obligations. Origin Energy continues to send its employees on Landcare's tree-planting, weed removal and seed collection volunteering days.

Country Fire Authority
In mid-2003, Origin Energy donated $45,000 worth of Global Positioning System Units to the Victorian CFA. Four of these units were presented to the CFA in Lang Lang for use throughout the South Gippsland region. The local fire brigades have also attended training courses at the processing plant to ensure they are able to respond appropriately should there ever be an emergency on site.

Supporting local business and suppliers
The BassGas Project team has embraced a policy to, where possible, employ or contract local industry and suppliers. To date, over 160 local firms have been contracted by the BassGas Project.

Operating the BassGas Project into the future
Employment
During the construction phase, between 200-300 people were employed on the BassGas Project. In 2006, around 60 full time employees work on the Project - many from the local region. In addition, many more jobs are being created through suppliers and contractors to the Project; further increasing local employment opportunities.

Health and safety
All BassGas operations are carried out in accordance with regulatory requirements and Origin's Health Safety & Environment Policies. All risks &/or hazards associated with the Project are assessed and the appropriate measures are in place to ensure risk is eliminated or minimised. To date, only one 'lost time injury' has been recorded across all Project operations for more than one million hours worked.

Caring for the environment
The BassGas Project's environmental management system has delivered excellent results. To date there have been no major breaches in State or Federal environmental regulation. The Project team continues to work closely with the EPA to ensure that if any minor breaches occur they are dealt with appropriately and promptly.

In August 2003 the BassGas Project launched an Environmental Liaison Group to provide a public forum where interested individuals and groups could learn about the Project &/or express their concerns about any matter. To register to attend this group, contact Origin toll-free on 1800 020 266.

Community and Economic benefits
The BassGas Project is particularly important to Gippsland and Victoria as it will:
- Improve the security of gas supply in Victoria;
- Potentially attract regional development opportunities;
- Create more than 100 full time jobs in the region over the long-term;
- Create the potential for gas to be made available in small towns ;
- Increase market competition - resulting in stable gas prices for consumers; and
- Provide a clean source of energy for homes and businesses compared to energy produced from brown coal.

Keeping in touch with the local community
For more information about the BassGas Project contact Origin Energy:
- Toll-free on 1800 020 266
- Write to: BassGas Project Team, GPO Box 186, Melbourne, VIC 3001
- Visit the BassGas Project web page on the Origin Energy website: www.originenergy.com.au

ENDS



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	305,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**255,000 @ $3.036826** **50,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**13 October 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,334,588**	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,132,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 October 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	17 October 2006
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notice for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	6 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	10 October 2006
No. of securities held prior to change	730,091 Ordinary Fully Paid Origin Energy Shares held directly 74,329 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 3,237 Ordinary Fully Paid Contact Energy Shares held indirectly
Class	Ordinary

+ See chapter 19 for defined terms.

Number acquired	1,036
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.2442 per share
No. of securities held after change	680,091 Ordinary Fully Paid Origin Energy Shares held directly 124,329 Ordinary Fully Paid Origin Energy Shares held indirectly 550,000 Origin Energy Limited Options held directly 4,273 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of Contact Energy securities pursuant to the Contact Energy Non-Executive Directors' Share Scheme.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.




SEC MAIL
PROCESSING
RECEIVED
NOV 01 2006
WASH. D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 September 2006
From	Bill Hundy	Pages	48
Subject	**PRESENTATION**		

Attached for your information is a presentation to be made by Mr Grant King, Managing Director to the Merrill Lynch Australia Investment Conference in New York.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


origin energy
Investing for growth
Presentation to the Merrill Lynch Australia Investment Conference
New York
September 2006

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in 2005 and 12 month contribution in 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.


Origin
energy

Outline

- Industry background and Origin's strategy
- Strategy Implementation
- Financials

Origin energy


origin
energy
Industry background and
Origin's strategy

End use sales of electricity, gas, and related products and services in Australia and NZ are around A$40 billion per annum and are growing steadily with energy usage

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020

Australian End Use Energy Sales and Growth in GDP



Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
Financial Year Ending June 30
Electricity Natural Gas LPG GDP (YOY % Change)

Source: ABARE, ABS

A GROWING COMPANY

- Revenues up 21% in 2006 to $5.9 billion EBITDA up 18% to $1,087 million, profit after tax up 10% to $332 million
- Origin share of retail customers in eastern Australia has grown from less than 4% in 1998 to over 15%

Origin and Contact combined hold about 12% of these domestic energy markets, with substantial room for growth

Origin energy

Changes to Australia's energy industry over the last decade provide the opportunity for some companies to grow more rapidly than the market as a whole...

Cumulative asset sales in the Australian energy sector since 1995

100
90
80
70
60
50
40
30
20
10
0
A$ Billion
Incomplete Mergers
In Progress
Completed Sales
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
GasNet takeover by APT given go-ahead
One last bid to resuscitate PNG pipeline
Tenders called for stage one of $1b power plant
B&B lifts Alinta stake
Beach Petroleum snaps up Delhi for $574m to trump Santos offer
AGL-Alinta merger approved

... over $80 billion of assets have been bought and sold as industry consolidation progressed

Source: Origin Energy compilation from company announcements, media releases and industry sources.

Origin energy

Origin's financial objectives and business strategies have been established to respond to changes in the energy industry since the mid 90's...

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

... and while these objectives and strategies are continually reviewed, they are still relevant today

Origin energy

These strategies have resulted in significant growth increasing value for shareholders...



CFPS
EPS
DPS
cents per share (A$)
'00
'01
'02
'03
'04
'05
'06

Origin Share Price Performance vs ASX100
(1 March 2000 to 14 September 2006)



ORG
ASX100
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
1/03/2000
21/11/2000
17/08/2001
14/05/2002
4/02/2003
27/10/2003
21/07/2004
15/04/2005
6/01/2006

- Free cash flow per share has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006

- Since listing Origin has delivered a total shareholder return (TSR) of 29% per annum on a compound basis, and has significantly outperformed the ASX100 index

... notwithstanding recent reductions in share price

Origin energy


origin energy
Strategy implementation

Origin has positioned itself in the competitive (rather than regulated) segments of the Australian energy industry...


Find
Develop
Produce
Buy
Sell

... and by implementing this strategy effectively can better manage risk and enhance the range of growth opportunities


Find
Develop
Produce
Buy
Sell

We explore for gas and oil mostly close to domestic energy markets in Australia and New Zealand. Exploration in these areas provides new opportunities for Origin Energy to supply retail and wholesale markets.

Our exploration areas

Australia	**New Zealand**
Onshore Cooper/Eromanga	Origin Energy
Onshore Otway	Onshore Taranaki
Offshore Otway	Offshore Taranaki
Offshore Bass	Offshore Northland
Onshore Surat	Offshore Canterbury
Onshore Bowen	
Onshore Perth	Contact Energy
Offshore Perth	Offshore Taranaki
Offshore Bonaparte	

Origin energy


User Guide
Bonaparte Basin
Darwin
Northern Territory
Queensland
Western Australia
Cooper/ Eromanga Basins
Surat/ Bowen Basins
Brisbane
South Australia
Perth Basin
Perth
New South Wales
Adelaide
Sydney
Victoria
Melbourne
Otway/Bass Basins
Tasmania
Hobart
Auckland
Taranaki/Northland Basins
New Zealand
Wellington
Canterbury Basin
Origin energy

2006 Exploration assets and areas of interest

Origin's 2P reserves increased significantly year on year with reserves additions in Spring Gully adding 170 PJe...

Proved and Probable Reserves (PJe)[1]	PJe	Mmboe
2P reserves at 30 June 2005	2,220	381
add field appraisal (Spring Gully)	170	29
add acquisitions (Pangaea CSG, BassGas, Otway)	171	29
less production	(78)	(13)
less reserves revisions (Cooper, Surat, other)	(47)	(8)
2P reserves at 30 June 2006	2,436	418
Proved Reserves at 30 June 2006	1,321	227

- Significant new acreage acquired, particularly in New Zealand
- Seismic program undertaken in the Bass, Otway, Taranaki and Canterbury basins
- Technical assessment and evaluation of development options for discoveries in the Bass and Otway basins continued

... and acquisitions of CSG interests in the Walloons and conventional gas and liquids in the Bass and Otway Basins leading to a reserves replacement ratio of 375%

(1) PJe - petajoule equivalent - a measure of energy
(2) Mmboe - million barrel if oil equivalent. Conversion factor used 1mmboe = 5.83 PJe

Origin energy

While oil reserves in the Perth Basin are depleting quickly Origin has significant condensate and LPG reserves...

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe	Total Mmboe
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220	381
Additions and revisions	277	207	304	840	294	50
Production	(64)	(53)	(495)	(1,556)	(78)	(13)
2P at 30 June 2006	2,199	1,821	20,075	6,276	2,436	418
% of reserves	90	4	4	2	100	100
By Basin / Asset						
Cooper/Eromanga	184	305	2,529	2,528	227	39
Western Australian	17	0	29	3,292	37	6
Central Queensland	88	57	436	107	94	16
Otway	272	515	3,777	-	317	54
Bass	137	413	5,952	349	193	33
Bowen Coal Seam Gas	1,236	-	-	-	1,236	212
Surat Basin Coal Seam Gas	138	-	-	-	138	24
New Zealand	127	531	7,352	-	194	33

Total Otway and Bass liquids amount to 100PJe or over 17 million barrels of oil equivalent

... which will be produced over long time-frames as the BassGas, Otway Gas and recently approved Kupe Gas projects commence production

Origin energy

There are a number of high impact opportunities in Origin's current exploration portfolio including



Adelaide
Victoria
Melbourne
Sydney
Tasmania
Hobart
Upper amplitude anomaly
Lower amplitude anomaly
Top Waarre Max Amplitude map
Geographe
200m
500m
1000m
1500m
100m
15km
Thylacine
T/30P
T/34P
Aragorn Prospect
Aragorn 3D
1194 km² full-fold
Seismic line location
3D view of Aragorn prospect Late Cretaceous depth structure and seismic amplitude

Otway Basin - Aragorn prospect


Taranaki Basin - Kora prospect complex
Origin 33.33 %
Kora 3D Survey Area 700km²
PEP 38485
PEP 38487
PEP 38488
PEP 38491
Kora 2
Kora 3
Kora 4
Kora 1/1A
10km
Base Oligocene depth structure map
West
East
Kora 4
2
3
Kora 1
Top Volcanic Cone
Base Pliocene
1.500
2.000
2.500
Base Oligocene
AR88-113
Auckland
New Zealand
Wellington
Te Kumi 1
Awatea 1
Tangaroa 1
Ariki 1
Kora 4
Kora 2
Kora 3
Kora 1/1A
Base Pliocene
Kora 4
Kora 2
Kora 3
Kora 1/1A
Cross section
West
East
1000m
2000m
3000m
4000m
5000m
Volcano Crest Prospect
Miocene Turbidite Pinchout Play
Pliocene Turbidite Pinchout Play
Kora East Lead
Kora West Prospect
Tangaroa Sandstone
3km

Canterbury Basin - Carrack lead



New Zealand
Christchurch
Dunedin
Carrack Lead
Possible amplitude anomalies
Galleon 1
Regional Seismic Section
Carrack 2D Seismic Survey
1231 km Acquired 2006
Galleon oil & gas field
Carrack Lead
400 sq km
South Pacific Ocean
1.000
2.000
3.000
4.000
Northwest
Southeast


Find
Develop
Buy
Sell

The growth of the company tomorrow is taking form today through the identification, planning, approval and construction of major development projects. Highly capital intensive and taking five or more years to develop, these projects will help drive Origin Energy's continued growth.

Development projects

Origin Energy
- BassGas Project
- Otway Gas Project
- Spring Gully coal seam gas (CSG) expansion
- Walloons CSG (Argyle field)
- Walloons CSG
- Mortlake Power Station Project
- Spring Gully Power Station Project
- Kupe Gas Project
- SLIVER solar cell technology

Contact Energy
- Otahuhu C Power Station Project
- Geothermal projects
- Wind farm projects

Planning
Approved
Under Construction
Operational

Origin energy

Initial production from the Spring Gully field has started to monetise Origin's substantial reserve base...



Queensland
Coral
Bowen Basin
Sea
Denison
Trough
LEGEND
Spring Gully
Surat
Basin
Brisbane
NSW

- Initial Stage 1 development of $199 million completed on time and on budget including 80 km trunk gas pipeline, initial plant and water pondage in addition to wells and flowlines for contracted deliverability
- Spring Gully production has exceeded expectations with higher gas rates and lower water rates than initially expected
- Facilities are able to be cost effectively expanded. Approval of Stage 3 & 4 will take production potential to over 85 TJ/d (equivalent to over 30 PJ per annum)
- Around 450PJ of CSG reserves are now committed to contracts with over 925PJ uncontracted
- In 2006/07 extensive drilling program will be conducted in Origin Energy's Walloon CSG areas around Talinga, targeting up to 500 PJ of reserves

... with the Fairview-Spring Gully area showing many similar characteristics to the San Juan Basin in the USA

Origin energy

BassGas commenced production during June 2006 while the Otway Gas Project is expected to commence commissioning late in the December quarter



Victoria
SEA Gas Pipeline
Mortlake
Portland
Port Campbell
Minerva
Casino
Otway
Basin
Thylacine
Geelong
Melbourne
Sth West Pipeline
Lang Lang
BassGas Pipeline
Yolla
Bass
Basin
Strait
Tasmania
LEGEND

BassGas Project (42.5%)

- Project construction complete and commissioning commenced
- Revenue is currently being offset against capital until full production commences
- Dispute with lead contractor Clough Engineering Ltd over construction delays and defects ongoing
- Origin acquired an additional 5% interest in the project from CalEnergy during FY06

Otway Gas Project (30.75%)

- Project nearing completion with all offshore works and pipeline works essentially complete - awaiting completion of onshore plant construction
- Development drilling undertaken and substantial reserves in the Thylacine field confirmed
- Origin acquired an additional 1% interest in the project from CalEnergy during FY06

Once completed Origin's share of annual production from these projects will be around 27PJ of natural gas, over 700 kbbls of condensate and over 50 ktonnes of LPG

Origin energy

In New Zealand the Kupe gas project has been approved, and new exploration seismic has been acquired


LEGEND
Northland Basin
Auckland
Tasman
Sea
Taranaki Basin
Kupe
Wellington
Pacific
Ocean
Christchurch
Canterbury Basin
0
250

Kupe Gas Project (50%)

- Final investment decision approved on 28 June
- Contract for drilling rig awarded
- Technip awarded offshore and onshore contractor under Alliance arrangement
- Capex increased significantly to NZ$980 million inclusive of appropriate contingencies
- First gas expected by mid 2009
- Origin is now the largest holder of exploration acreage in New Zealand with acreage in the Taranaki, Northland and Canterbury basins

Origin's share of initial annual production from this project will be 10 PJ of natural gas, 850 kbbls of condensate and 45 ktonnes of LPG


Origin
energy

Origin is creating the option to build two base load gas fired power plants in areas where gas is expected to be long...

Power Plant Developments

- Two power projects being progressed, each up to 1000 MW at:
  - Spring Gully in Queensland
  - Mortlake in Victoria
- Both projects seek to leverage Origin's integrated fuel position
- EES for Mortlake received general endorsement from the Victorian government in July 2006
- EIS statement for Spring Gully released in November 2005, with regulatory approvals expected in September 2006

Solar

- SLIVER modules continue to be scaled up
- 75W module undergoing reliability testing, 150W module developed
- Origin is continuing to seek an international partner for this project

Geothermal

- 14% investment in Geodynamics which is continuing to prove its "Hot Rock" concepts and technology

... with the Spring Gully project recently having received approval to seek tenders for development

Origin energy

Origin continues to invest in growth with a number of major development projects approved or in an advanced stage of planning which will provide future growth in earnings



Origin Energy potential capital expenditure profile on growth projects
Capital expenditure (A$,million)
800
700
600
500
400
300
200
100
0
FY 05 free cash flow A$448 million
FY 06 free cash flow A$583 million
2005 (A)
2006 (A)
2007 (E)
2008 (E)
2009 (E)
Spring Gully Power(1)
Kupe
Perth Basin
Otway
BassGas
CSG
E&P General
Generation
Contact (2)
Retail
Origin energy

(1) Tenders have been sought for construction of the Spring Gully power project. A final investment decision has not yet been made.

(2) Only historical growth expenditure shown for Contact Energy

Find > Develop > Produce > Buy > Sell

Origin Energy and Contact Energy are major producers of energy in their respective markets. Origin Energy generated 1.6 terawatt-hours of electricity in 2005/06 and produced 78 petajoules equivalent of natural gas, condensate, LPG and crude oil. In New Zealand Contact Energy has more than a quarter of that country's installed electricity generation capacity, and in 2005/06 produced 10 terawatt-hours of electricity.

Gas and oil producing assets	Region
Origin Energy	
Cooper Basin	SA/Qld
Denison Trough	Qld
Surat and Bowen Basins	Qld
Moura (CSG)	Qld
Peat (CSG)	Qld
Fairview (CSG)	Qld
Spring Gully (CSG)	Qld
Otway Basin	SA/Vic
Bass Basin	Vic/Tasmania
Perth Basin	WA

Power stations	Region
Origin Energy	
Osborne	SA
Worsley	WA
Bulwer Island	Qld
Mt Stuart	Qld
Quarantine	SA
Ladbroke Grove	SA
Roma	Qld
Contact Energy	
Otahuhu A	NZ
Otahuhu B	NZ
Taranaki	NZ
New Plymouth	NZ
Te Rapa	NZ
Poihipi Road	NZ
Wairakei	NZ
Clyde Hydro	NZ
Roxburg Hydro	NZ
Oakey	Qld

Origin energy


Map key
Conventional oil & gas permits
Coal seam gas permits
LPG seaboard terminal
Power plant
Hydro plant
Bonaparte Basin
Darwin
Cairns
Mount Stuart
Townsville
Gladstone
Surat-Bowen Basin
Roma
BP Bulwer Island
Brisbane
Cooper-Eromanga Basin
Perth Basin
Perth
Worsley
Quarantine
Adelaide
Osborne
SEA Gas Pipeline
Ladbroke Grove
Otway Basin
Melbourne
BassGas Pipeline
Bass Basin
Devonport
Hobart
Sydney
Canberra
Otahuhu A, B, Te Rapa
Auckland
Taranaki Basin
New Plymouth
New Plymouth, Taranaki
Poihipi Road, Ohaaki, Wairakei
Wellington
New Zealand
Clyde, Roxburgh
Dunedin
Origin energy

Producing assets, generation plants and major LPG terminals in Australia and New Zealand

New projects such as BassGas and the Otway Gas Project will increase the "run rate" from the Exploration and Production segment to over 100PJe per annum by June 2007

Origin Energy production data for year ended 30 June 2006 by area

Area	Natural Gas PJ e	Crude Oil kbbls	LPG ktonnes	Condensate kbbls	Total PJ e	Total mmboe
Cooper	27	331	44	404	34	6
Surat/Denison	10	22	9	60	11	2
CSG	19	-	-	-	19	3
Perth Basin	3	1,203	-	8	10	2
Other	4	-	-	15	4	1
Bass Gas	Commenced commissioning in late FY2006				-	-
Otway Gas	Scheduled to commence commissioning by Dec 06				-	-
Kupe	Scheduled to commence production by June 09				-	-
Total	63	1,556	53	487	78	13

80% of production is natural gas. Increased CSG production will overtake Cooper gas production this year

Origin energy


Initial gas production from the Spring Gully field has started to monetise Origin's substantial CSG reserve base...
CSG Reserves
2P Reserves (PJ)
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004
2005
2006
CSG Production
Annual Production (PJ)
20
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
... which represents around one third of the proved and probable CSG reserves reported by industry in Queensland
Origin energy
Page 27

Contact's generation responded to higher wholesale prices. Significant increases in thermal generation more than offset reduced hydro generation caused by dry weather

- Total generation was 11,534 GWh for 12 months ended 30 June 2006.
- An increase in thermal generation by 1,947GWh more than offset the reduction in hydro generation.
- Increased production from Wairakei Binary and the company's steam-winning programme more than offset natural declining steam pressure at Wairakei and Ohaaki.
- Hedge level (retail and hedge contracts as a proportion of generation) was 83% in the period ended 30 June 2006. This compares to 90% in the period ended 30 June 2005.



Contact Generation
14,000
12,000
10,000
8,000
6,000
4,000
2,000
12 months 2005
12 months 2006
Geothermal
Hydro
Thermal
New Plymouth

CONTACT

In Australia, Origin Energy experienced high planned availability across all its plants...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	85%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	95%	BP
Osborne	50	180	Cogen	Base	97%	NRG Flinders & Penrice
Mt Stuart	100	288	OCGT	Peak	99%	Enertrade
Quarantine	100	96	OCGT	Peak	97%	Origin Retail
Ladbroke	100	80	OCGT	Base/ Peak	75%	Origin Retail
Roma	100	74	OCGT	Peak	94%	Origin Retail

... providing over 1.6 TWH of generation over the year

Origin energy


Find
Develop
Buy
Sell
In Australia, we buy electricity from the National Electricity Market (NEM). Prices are set on a half hourly basis through balancing market supply and demand. We have a large portfolio of hedge contracts which help protect the company and our customers from the volatility of the spot market. We also buy gas from producers other than Origin Energy to help meet the needs of our gas customers. In New Zealand a similar market operates, where Contact Energy is the country's largest gas buyer to meet the needs of its customers and gas-fired power stations.
Contact Gas Supply as at 30 June 2006
Contact buys all of its gas requirements from 3rd parties and Origin purchases the majority of its electricity requirements the NEM
Energy Demand
Peak Demand
Annual Demand and Generation dispatched (TWh)
Peak Demand and Installed Capacity (MW)
Origin Generation
Origin Retail Load

Origin energy

Origin has a substantial portfolio of both equity and contracted natural gas available to it...


Significant gas contracts from the South Australian and Queensland Cooper Basin
Purchase of all gas produced from the SA onshore Otway Basin (including Origin share)
Contracts to purchase 48.5% of natural gas from the Otway Gas project (including Origin share)
Gas storage and LNG arrangements
Upstream sales to QAL, Incitec Pivot, Energex AGL, BP, Origin and gas purchase agreements from various parties
First major gas swap agreement in eastern Australia to allow Queensland CSG to flow to AGL in Sydney
Contracts to purchase gas from Gippsland Basin producers
Contracts to purchases all natural gas production from the BassGas project (including Origin share)
Legend
Moomba Gas Hub
Ballera
Cooper Basin
Roma
Origin Gas
Brisbane
Sydney
Adelaide
Melbourne

... thereby creating a very flexible and competitive position in wholesale and retail markets

Origin energy

The low level of wholesale electricity prices in Australia has made purchasing of the majority of electricity requirements appropriate to date...

Victorian Spot and Forward Contract Electricity Prices

$/MWh

$100
$95
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0

Forward Curve Jun 06

Forward Curve Jun 05

FY 05/06
FY 06/07
FY 07/08
FY 08/09

Monthly Average Spot Price
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price
2001 Historical Forward Price
Rolling 365 day Average Spot Price

... however higher forward prices will encourage Origin to trigger the options it has developed to build generators

Origin energy

Origin buys over 500 ktonnes of LPG each year for resale to customers

Average International Propane Price (CP)



Propane price ($A)
1,200
1,000
800
600
400
200
0
Jul04 - Jun05
A$519
Jul05 - Jun06
A$655
Jul- 04
Oct- 04
Jan- 05
Apr- 05
Jul- 05
Oct- 05
Jan- 06
Apr- 06

- The international price of LPG (CP) increased by over 25% during the 12 months period to June 06.
- Active price management helped control margins squeeze as wholesale purchasing costs rose.
- Speed-E-Gas acquisition improved penetration in NSW market.
- Extreme weather in New Zealand has seen the warmest and coldest months in 30 years contribute to higher volumes.
- Increasing fuel prices partially offset by improved operational efficiencies.

... while Origin's liquid production provides a substantial hedge against volatile LPG costs



Origin
energy


Find
Develop
Buy
Sell

Origin Energy sells electricity, natural gas and LPG to more than two million customers in Australia, New Zealand and the Pacific. In New Zealand, Contact Energy has more than 594,000 gas and electricity customers.

Origin Energy - Retail energy sales

	Natural Gas	Electricity	LPG
Sales (PJ)	127	-	-
Sales (TWh)	-	15.6	-
LPG (Ktonnes)	-	-	522
Total sales (PJe)	127	56	26
Customers ('000)	880	955	300

Contact Energy - Retail energy sales

	Natural Gas	Electricity
Sales (PJ)	21	-
Sales (TWh)	-	7.4
Total sales (PJe)	21	26
Customers ('000)	79	515

Origin energy

Deregulation and the introduction of contestability in the Australian energy sector commenced in the mid 1990's...

		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Vic	Gas										
	Electricity										
SA	Gas										
	Electricity										
NSW	Gas										
	Electricity										
QLD	Gas										
	Electricity										
WA	Gas										
	Electricity										

Legend				
	Outer Bar	Government Owned		Privatised
	Inner Bar	Not Contestable	Only large users contestable	All users Contestable

... but gradual implementation has left room for continued growth as governments complete this process

Origin energy

 Source: Various government publications

Origin Energy has increased its share of energy markets substantially over this time...


Eastern Australia
Market share of customers: 1998
Origin Energy 4%
Eastern Australia
Market share of customers: 2005
Origin Energy 15%
Non Government Companies
Origin Energy
NSW Government
Qld Government
Vic Government
Other

... although Governments still have significant interests in retail and generation assets. In NZ Contact currently has a 28% share of the retail electricity market and 35% of the retail gas market

Source: 1998 Data various public sources / Origin Energy estimates
2005 Data - UBS Australian Utilities Structure 2006

Origin energy

Churn rates remain high. This year Origin acquired over 325,000 new accounts for a net gain of 22,000 gas and electricity accounts

Mass Market Churn: Completed & Pending*

% Churn: Monthly data annualised

60%, 55%, 50%, 45%, 40%, 35%, 30%, 25%, 20%, 15%, 10%, 5%, 0%

Jul-02, Jan-03, Jul-03, Jan-04, Jul-04, Jan-05, Jul-05, Jan-06

VIC Elec, Vic Gas, NSW Elec, NSW Gas, SA Elec, SA Gas

June 2006 Customer Numbers (in thousands)

	Natural Gas	Electricity	Total
2005	900	913	1,812
Change	(20)	+42	+22
2006	880	955	1,834
Change	(2%)	5%	1%

- Origin now has 703,000 dual fuel accounts, up over 25% on last year
- Around 150,000 electricity customer accounts now established in SA and NSW
- Over 90,000 customers now on Green products
- 35% of customers acquired via cost effective, internal, customer contact-centre programs, while loyalty offerings kept customer loss rates below market churn levels
- Churn rate in NZ are generally around 10%

Origin expenses all costs associated with customer acquisition activities


Origin
energy

*Source: Various websites including Vencorp, Nemmco, Gasmarketco & Company Information

The gross margin for all products increased year on year.



Retail Gross Margin ($) and EBIT Margin (%)
Product Gross Margin ($ million) (bars)
EBIT Margin (%) (line)
700
600
500
400
300
200
100
0
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2000
2001
2002
2003
2004
2005 AGAAP
2005 A-IFRS
2006
Natural Gas
Electricity
LPG
EBIT Margin

- Year on year gas gross margin increased on higher tariffs and strong second half due to cool weather
- Electricity gross margin higher on lower purchasing costs and net benefit of network tariffs and land taxes
- LPG gross margin higher despite higher international CP costs (but some lag on pass-through reduced gross margin %)
- Adoption of A-IFRS creates a step-change in margins at the EBIT level as goodwill is no longer amortised
- 4% transaction, back office and debtor cost reduction
- Vic tariffs lowered (lower distribution cost), Qld residential gas tariff increased 10% and 3 years price path for SA gas from July 2005

EBIT/Sales margin increased from 6.7% to 7.1% and EBIT/customer increased from $98 to $106 per customer



Origin energy


origin energy
Five year financial overview

Profit & Loss

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Revenue	1,679	2,429	3,352	3,556	4,902	5,950
EBITDA	305	405	941	532	918	1,087
EBIT	173	231	295	329	656	791
Net Financing Cost[1]	(32)	(43)	(49)	(45)	(148)	(167)
Tax expense	(38)	(54)	(80)	(77)	(137)	(169)
Minority Interests	(6)	(5)	(5)	(2)	(70)	(122)
NPAT	98	129	162	205	301	332
Basic EPS	17.1	20.2	24.8	30.0	42.1	41.9
ROE	7.6%	8.1%	9.2%	10.6%	11.9%	12.3%

From 1 July 2005, the Origin Energy was required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) issued by the Australian Accounting Standards Board. The financial results for the year ended 30 June 2005 have been restated for A-IFRS on the same basis and so differ from historical financial information published at that time. Prior years were prepared under earlier accounting standards and have not been restated.

(1) Excluding capitalised interest

Origin energy

Origin reports its business across four segments covering its operations in Australia, New Zealand and the Pacific...

Segment	EBITDA	FE
Exploration and Production •Over 2,436 PJe 2P reserves and annual production of 78 PJe •Diverse acreage position across Australia and New Zealand •A leading Australian CSG producer	205	1,465
Retail •Over 2 million customers, Australia's 2nd largest energy retailer •National business covering electricity, natural gas, LPG and related products and services	273	1,229
Generation •Interests in over 874 MW of installed capacity •Predominantly gas fired, including co-generation & peaking units •Output contracted to 3rd parties or Retail division	60	319
Networks •Provision of asset management services to 3rd parties, managing •More than 20,000 km of gas networks and 3,500 km of water networks •Equity Investment in Envestra	30	167
Contact Energy (51.4% interest) •Integrated energy model similar to Origin •Interests in around 2,200 MW of installed generation capacity and around 594,000 gas and electricity customers	519	3,389

... while the acquisition of a 51.4% interest in Contact Energy of New Zealand created a fifth segment

Origin energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
Growth & Acquisitions						
E & P	56	129	179	313	335	600
Retail	344	78	154	46	42	56
Generation	46	116	93	8	6	12
Networks	0	15	0	56	0	-
Contact					960	20
Total Growth & Acquisitions	446	338	427	422	1,343	688
Stay in business	83	65	97	86	132	209
Total capital expenditure	529	403	524	509	1,475	897

... while development capital invested in E&P will provide returns in the next few years

Origin energy

Origin uses cash flow measures as the primary measure of performance within the business...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)	Jun 06 ($m)
EBITDA	305	405	491	532	918	1,087
Non-cash items[1]	(8)	(17)	13	2	4	(10)
Change in Working Capital	11	16	39	(48)	(31)	16
Stay in business CAPEX	(83)	(65)	(94)	(83)	(111)	(206)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(181)	(119)
OCAT	201	299	399	402	599	768
Net Interest Paid	(31)	(43)	(49)	(51)	(150)	(185)
Free cash flow	170	256	350	350	448	583
Funds Employed	1,891	2,189	2,465	2,632	4,963	5,704
OCAT Ratio[2]	10.6%	13.7%	15.6%	14.8%	11.2%	12.5%

... and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow...

(1) 2006 includes the reversal of profit on the ale of the Valley Power power station
(2) Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

Origin energy

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund ongoing investment in growth

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05	Jun 06
Net debt ($m)	727	633	732	861	2,743	2,411
Total equity ($m)	1,328	1,626	1,790	1,939	3,519	3,646
Adjusted Debt / (debt + equity) (%)(1)	35%	28%	29%	31%	44%	42%
Net financing cost(2) ($m)	(32)	(43)	(49)	(45)	(148)	(167)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.2	4.2
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%	6.9%

- Increase in net debt and interest expense in 2005 reflects funding of Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt of Debt plus equity of 41% is lower than 44% expected at the time of acquisition and remains at the high end of long term expectation
- After 1-for-6 rights Issue Origin's credit rating was downgraded by S&P from A-/negative watch to BBB+/stable. Fitch A- rating unchanged

(1) Adjusted to exclude mark-to-market fair value of debt under A-IFRS

(2) Excluding capitalised interest

Origin energy


origin
energy
Investing for growth

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


Origin
energy


origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 October 2006
From	Bill Hundy	Pages	3
Subject	**CONTACT ENERGY QUARTERLY OPERATIONAL REPORT**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au


contact

19 October 2006

QUARTERLY OPERATIONAL REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2006

- The average wholesale electricity price received by Contact's generation was $63.54 per MWh over the quarter ended 30 September 2006[1]. The comparable price for the same period ended 30 September 2005 was $72.14 per MWh.

- The lower prices reflected higher than average hydro inflows. National hydro inflows were 81% of mean during the period ended 30 September 2006 and national hydro storage was 88% of mean at the end of the period.

- Contact's total generation for the quarter ended 30 September 2006 was 2,954 GWh, which was 1% less than total generation for the period ended 30 September 2005, when it was 2,980 GWh.

- Contact's use of gas for thermal generation was 12.8 PJ for the quarter ended 30 September 2006, compared to 13.8 PJ for the three months to 30 September 2005. The decrease reflects lower thermal generation output.

- Geothermal generation was 528 GWh for the quarter ended 30 September 2006. This represents an 18% increase compared to the same quarter last financial year. This shows the direct benefit of Contact's steam winning programme.

- Electricity customer numbers as at 30 September 2006, were 514,000, down slightly on the quarter ended 30 June 2006 when customer numbers were 515,000. Gas customer numbers declined from 79,000 at 30 June 2006 to 78,000 at 30 September 2006.

- Contact and Genesis Energy announced Port Taranaki as the preferred site for a LNG import terminal, should the companies need to execute an option to import LNG.

- Contact continues discussions with Maui Development Limited regarding the company's Right of First Refusal over any further gas from the Maui field.

- Contact decided to relinquish its interest in petroleum exploration permit, PEP38493, in the offshore Taranaki Basin. The permit was awarded in 2004. Contact purchased existing data over the permit and shot its own seismic data over the permit area early in 2006. Following detailed analysis of seismic and other data, Contact decided not to proceed to the next step of drilling a well.

- A new, modified resource consent application was lodged for a small hydro scheme (17MW) at the company's control gates at Lake Hawea in Central Otago.

- The hearing of the appeal of Contact's resource consents for the Wairakei assets commenced on 4 September. The hearing is set down to take eight weeks. The outcome of this appeal is unlikely to be known until the first half of 2007.

---

[1] This price excludes contracts for differences.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Operational Data

Thermal Generation	
Quarter ended 30 Sept 2006	1,676 GWh
Quarter ended 30 Sept 2005	1,751 GWh
Geothermal Generation	
Quarter ended 30 Sept 2006	528 GWh
Quarter ended 30 Sept 2005	449 GWh
Hydro Generation	
Quarter ended 30 Sept 2006	750 GWh
Quarter ended 30 Sept 2005	780 GWh
Total Generation	
Quarter ended 30 Sept 2006	2,954 GWh
Quarter ended 30 Sept 2005	2,980 GWh
Retail Sales	
Quarter ended 30 Sept 2006	2,125 GWh
Quarter ended 30 Sept 2005	2,019 GWh
Average Wholesale Electricity Price [1]	
Quarter ended 30 Sept 2006	$ 63.54 MWh
Quarter ended 30 Sept 2005	$ 72.14 MWh
Average Energy Purchase Price	
Quarter ended 30 Sept 2006	$ 69.43 MWh
Quarter ended 30 Sept 2005	$ 77.58 MWh
Electricity Customer Numbers	
Quarter ended 30 Sept 2006	514,000
Quarter ended 30 Sept 2005	513,000
Gas Used in Internal Generation	
Quarter ended 30 Sept 2006	12.8 PJ
Quarter ended 30 Sept 2005	13.8 PJ
Retail Gas Sales	
Quarter ended 30 Sept 2006	1.6 PJ
Quarter ended 30 Sept 2005	2.6 PJ
Wholesale Gas Sales	
Quarter ended 30 Sept 2006	1.4 PJ
Quarter ended 30 Sept 2005	3.1 PJ
Gas Customer Numbers	
Quarter ended 30 Sept 2006	78,000
Quarter ended 30 Sept 2005	83,000

1 This price excludes contracts for differences

Approved for Release

David Baldwin
Chief Executive




SEC MAIL
PROCESSING
RECEIVED
NOV 0 1 2006
WASH, D.C.
213
SECTION

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 October 2006
From	Bill Hundy	Pages	54
Subject	CONTACT ENERGY - ANNUAL GENERAL MEETING		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


contact

19 October 2006

Contact Energy Annual Meeting

Contact Energy today held its Annual Meeting for the year ended 30 June 2006 in Auckland.

Off the back of a strong result for the 2005 / 06 financial year, Chairman Grant King outlined two key challenges that the company faces in the forthcoming year – considering investment in an uncertain regulatory environment, and securing a competitive gas supply.

Mr King also acknowledged that the termination of the proposed merger with Origin Energy in June had been a disappointment for the company.

"Shareholders can be assured that the significant commitment of resources to pursue the merger proposal was made on the basis that it was considered to be in the best interests of Contact shareholders and worthy of your consideration," he said.

Mr King reiterated that the process followed by the Independent Directors in respect to the merger had been entirely appropriate.

The meeting was the first for Contact's new Chief Executive, David Baldwin, who started in his position at the beginning of May.

Mr Baldwin outlined that Contact is in the middle of a comprehensive review of the business, out of which will come a strategic plan to guide the company's future development.

Mr Baldwin confirmed that Contact has agreed to proceed to the tendering stage for the construction of Otahuhu C – a 400MW combined cycle gas turbine power station next to the company's Otahuhu B plant in Auckland. Contact already holds the resource consents required to construct the power station.

"Otahuhu C is the best new thermal generation option for New Zealand," he said. "It would provide a significant amount of base-load electricity directly to Auckland and help improve security of electricity supply not only to Auckland but to the country."

Mr Baldwin said proceeding to the tendering stage would allow Contact to fully evaluate the project in support of a final investment decision. The final decision would depend, among other things, on the company's ability to secure gas for its natural gas fired power stations in the post-Maui environment.

"Last winter, Contact's natural gas power stations helped get the country through a period of extremely tight electricity supply, demonstrating that combined cycle gas turbines are the ideal back-up to New Zealand's renewable generation base."

Mr Baldwin said with natural gas producing well under half the carbon emissions of coal, it was the cleanest and most efficient thermal back-up option available for New Zealand.

Mr Baldwin signalled potential new investment, depending on resource consents, of more than half a billion dollars over the next decade in renewable geothermal generation options. He said the company was currently undertaking due diligence on a number of windfarm sites.

Mr Baldwin said Contact faced a number of challenges in its operating environment,

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

particularly as the company adjusted to the end of cheap and flexible Maui gas.

However, he said Contact will manage these challenges and deliver ongoing value to customers and shareholders.

"I am delighted to be back in New Zealand and to be given the opportunity to guide Contact through its next phase of growth.

"Now is an exciting time, both for Contact and the energy sector generally, and I am committed to turning the challenges we face into opportunities for the company."

The Chairman's speech, Chief Executive's speech, and presentation slides are available on the Contact website at www.contactenergy.co.nz.

For more information:

Jonathan Hill
Communications Manager
Contact Energy
04 462 1285
021 440 090


contact

Chairman's Address
Contact Energy Annual Meeting
19 October 2006

Ladies and Gentlemen

Introduction

I am pleased to report to you that Contact has delivered another strong performance for the year in review.

Financial review

High levels of thermal generation resulting from the dry conditions during the year combined with the benefit of the company's relatively low cost legacy entitlements to Maui gas, contributed to earnings before net interest, tax, depreciation, amortisation and financial instruments of $557 million this year.

A one-off gain of $33.4 million was made from the sale of the company's stake in the Valley Power Peaking Plant in Australia. An $8.7 million pre-tax gain in the change in fair value of financial instruments also boosted profit for the year.

As a result of the strong operational performance of the Company and these one-off gains, Contact recorded a $280.9 million full year profit for the year ended 30 June 2006.

This result reflects the strength of Contact's strategic position. The diversity of Contact's generation assets combined with the benefits of the integrated energy business has thus far enabled the company to manage the risks inherent in New Zealand's energy markets.

The company generated a strong free cashflow during the year of $388 million. Contact committed capital expenditure of $139 million. Of this, $73 million related to business as usual expenditure with the remainder applied mainly on geothermal development. Contact's gearing at year-end was 23%.

Your company is in a sound financial position.

A final fully imputed dividend of 16 cents per share was declared bringing total dividends for the year to 26 cents per share fully imputed.

Merger

In February this year, after three months of detailed analysis, the Independent Directors of Contact Energy and the Board of Origin Energy agreed to merge by way of a dual listed companies' structure.

The merger would have created one of the largest integrated energy businesses in Australasia and combined the resources, skill and opportunities of both Contact Energy and Origin Energy. The proposal did not require shareholders to sell their shares and you would have continued to receive fully imputed dividends.

A merger by dual listed companies structure was like the BHP Billiton and Rio Tinto mergers which have underpinned the outstanding performance of those two companies over the past few years. However, the merger proposal was relatively complex and novel in the context of the New Zealand market.

This led, in our opinion, to a significant amount of uninformed commentary at that time.

Nonetheless, the merger was pursued as the Independent Directors and Origin Energy considered it essential to ensure the proposal was developed to the point where it could be placed before shareholders for their consideration.

Because of the proposal's complexity, it took several months for financial advisors, legal counsel and both companies' management to secure, or be confident of the ability to secure, the regulatory approvals and consents necessary to implement the merger.

On 10 May 2006, Contact advised the NZX that good progress was being made with the relevant regulatory authorities in New Zealand and Australia in working through the various approvals, exemptions and waivers required for the ContactOrigin merger proposal to proceed.

With growing confidence that the structure could be implemented, support for the merger from key Contact shareholders was tested.

Following those discussions it became clear that it was unlikely that major institutional shareholders would support the merger on the terms proposed.

Origin Energy reconfirmed to the Independent Directors - as it had indicated from the outset - that it was not prepared to adjust the terms of the Merger Proposal in favour of Contact Energy minority shareholders.

The Contact Independent Directors only agreed to terminate in the circumstances that Origin Energy did not wish to continue, and in the absence of sufficient assurance the Merger Proposal might be successfully completed, within an acceptable timeframe.

The promotion and subsequent withdrawal of a proposal of this significance is a disappointment for all those involved.

The proposal demanded a significant contribution of time and effort from the Contact Energy management team and assorted financial and legal advisors at a cost of $8.7 million that has been expensed in this year's result.

Shareholders can be assured that the significant commitment of resources to pursue the merger proposal was made on the basis that it was considered to be in the best interests of Contact shareholders and worthy of your consideration.

The Board and Management

The Board met 13 times during the year.

The proposed merger between Contact and Origin required close attention from the Independent Directors, Phil Pryke, Tim Saunders, and John Milne. Through the course of the year, the Independent Directors met an additional 17 times.

The Board is satisfied that the Independent Directors took all required and appropriate steps to consider and assess the merger proposal on behalf of minority shareholders and to put that assessment to shareholders. They formed their opinions independently and had unlimited access to expert financial and independent legal advice.

I am satisfied that the Independent Directors fulfilled their obligations to Contact shareholders diligently and entirely appropriately with respect to the Merger Proposal.

This time last year you heard from our then newly appointed CEO, David Hunt whose appointment followed the retirement of Stephen Barrett in September last year.

Unfortunately, soon after his appointment, David determined that his career lay in different directions and he resigned for personal reasons.

The board was pleased to be able to secure the services of David Baldwin, who had been identified as the preferred external candidate in an earlier recruitment process that took place to appoint a successor for Stephen Barrett. Following the resignation of David Hunt we were fortunate that David Baldwin was attracted to the opportunity to lead a strong company such as Contact, notwithstanding the uncertainty created by the proposed merger.

David is a chief executive with outstanding international experience. He is a New Zealander who has returned home to run one of the country's most successful businesses. You will hear from David shortly.

The Board of Contact Energy is delighted to have secured his services and to have him leading the company.

I would like to thank my fellow Directors for their contribution and support throughout the year, David Baldwin, and his senior management team and all of Contact's employees for their contribution to another successful year.

Outlook

I would now like to make some concluding remarks on the outlook for Contact.

As shareholders are aware, a number of favourable circumstances contributed to a record profit for Contact last year. These circumstances are most unlikely to occur again this year. Setting aside any one-off impacts on profit, the company is expecting net profit after tax for the current year to be materially lower than last year. Results for the first quarter are consistent with this expectation.

Two key issues will require specific attention from the Company this year.

Firstly, the regulatory environment has become less certain over the past year.

The Government is currently developing a New Zealand Energy Strategy. Its objective is to provide government leadership for the energy sector to respond to long-term challenges of energy security and climate change.

Contact is engaging actively with Government. With Contact's diverse generation of 50 per cent renewable and 50 per cent clean burning gas, the Company is in a strong position to make a meaningful contribution to the three key objectives – secure supply, efficient price and minimal environmental impact.

However, it is important to understand that achieving all three objectives is a difficult task and requires trade-offs. No individual, government or company in New Zealand or overseas has yet discovered a low cost, secure energy source that has zero environmental impacts.

The recent clarity around the importance of transmission for the efficient and effective operation of the electricity market was welcome. Contact also looks forward to assisting Transpower and the new Chairperson of the Electricity Commission in their work in this area.

The Commerce Commission continues its examination of the energy sector. This work has been underway for some time, and the company looks forward to removing the uncertainty that accompanies such an examination, through its conclusion.

Secondly, accessing competitive gas supply continues to be a significant issue for the company.

While Contact is increasingly confident that gas is available in the short to medium term, the company still needs to address the challenges of the higher cost and less flexible gas supply environment over the longer-term.

Key to this will be the extent to which the company can recover the increased costs faced through adjusting retail tariffs in the competitive retail market.

Under David's leadership, his management team is looking to the future. In the absence of the merger proposal they are reviewing Contact Energy's strategies and business plans, its objectives for the medium term, and the capital structure and distribution policy appropriate to these plans. This is to ensure the Company is best positioned to respond to the strategic and operational challenges it now faces.

This will be brought forward for the board's consideration shortly. Once that response is determined, the results will be appropriately communicated to the market and to Contact's shareholders.

I will now introduce David Baldwin to speak to you, following his first 5 months in the role about the key challenges and opportunities he sees for the company.

Thank you

Ends


contact

19 October 2006

Embargoed until 10.30am

David Baldwin speech to Contact Energy Annual Meeting

Introduction

Thank you Grant, and thanks to everybody here for coming to this Contact Energy Annual Meeting.

As you know, this is my first annual meeting as the Chief Executive of Contact, since returning to New Zealand and taking up my position earlier this year.

I would like to take this opportunity to introduce myself to you, the owners of Contact, and go some way towards outlining my vision for the company.

Returning home

Despite returning home to a chilly New Zealand winter, a tight electricity supply situation, and the tail end of the unsuccessful proposed merger between Contact and Origin Energy, I am delighted to be back in New Zealand, and to have the opportunity to lead this company.

For the last 20 years I have enjoyed a career managing energy businesses in different parts of the world, including Asia, Europe and the United States.

I have two small children – aged three and four – and it has become increasingly important to my wife and I that our children have the same opportunities to grow up with the great outdoor lifestyle that I, and so many others, have been so fortunate to experience.

I feel extremely privileged with the opportunity that has been presented to me.

Not only do I have the opportunity to return home and make this country available to my family, but I have been entrusted with leading one of New Zealand's most successful public companies.

This is a responsibility that I take extremely seriously.

Strategic review of Contact

As I have mentioned, I was appointed Chief Executive of Contact towards the end of the proposed Contact / Origin merger.

While some people will want to discuss the proposed merger over the course of this meeting, as far as I am concerned it is in the past.

My focus, and that of everyone at Contact, is now firmly on the future.

However, the proposed merger did serve to highlight some challenges that Contact faces in the coming years – challenges which my team and I are committed to addressing.

As you may be aware, we are mid-way through a detailed review of Contact, in order to arrive at a clear strategy for navigating through, and taking full advantage of, the challenges and opportunities that lie ahead.

Part of this review includes looking at Contact's capital requirements, capital structure and distribution policy. However this part of the review will, appropriately, lie at its conclusion, rather than drive the analysis.

As I have signalled in Contact's recent annual result, the review is also considering how the company will seek to address the pressure that is expected on trading margins in the new post-Maui gas environment.

This review will be comprehensive and will be critical in determining the strategy for how Contact continues to develop and grow over the coming years.

Now is the right time for a strategic review – not just because there is a new chief executive, but because Contact is entering a new phase in its development.

I want Contact to delight both its owners and its customers through creating genuine value for both. I want to build the company's generation and retail base through innovative and well-executed investments. I also want to strengthen and develop the Contact brand so as to be able to articulate very clearly the answer to the question – Why Contact?

Plans for the future

I would like to update you on some exciting projects, which are already underway.

With our growing confidence in gas supplies in the short to medium term, Contact's generation team is looking at executing the resource consents we already hold to build Otahuhu C. This could be up to 400 megawatts of new generation next to our Otahuhu B gas-fired power station in Auckland.

Otahuhu C is a nationally significant new generation option and I am pleased to tell you that Contact has decided to proceed through to the tender stage for this plant. This is an important step forward.

A final investment decision will depend on the price from suppliers, and Contact's ability to secure competitive gas supply contracts.

For Auckland, investment in new and proximate generation will help mitigate concerns about security of electricity supply. However, I must make one thing very clear – Otahuhu C will not serve as an alternative to a robust, modern and flexible transmission system.

While our confidence in New Zealand's domestic gas supply has increased, you will be aware that we have also been working to preserve the option of importing natural gas, if such an option becomes necessary to underpin the country's base-load gas-fired generation in the future.

Contact, in partnership with Genesis, recently announced a proposal to develop the option of a Liquefied Natural Gas import terminal at Port Taranaki.

While we hope the LNG backstop option will ultimately not be required, New Zealand's future energy security will depend on having a range of diverse options. As such, we see it as a prudent risk management strategy to invest in creating fuel supply options – including the possibility of importing natural gas.

Contact is also focusing on augmenting its renewable energy generation capacity, which currently delivers around 50 per cent of the company's annual electricity production.

In this regard, I am particularly encouraged by the potential for geothermal energy in New Zealand. This country has a unique, world-class geothermal resource in the Taupo region, and Contact's geothermal team will execute an exciting growth plan over the coming months and years which could provide New Zealand with much greater levels of clean, renewable base-load electricity.

Provided we can secure the necessary resource consents, this geothermal investment programme could be in excess of half a billion dollars over the coming decade.

You may also be aware that Contact is actively investigating wind energy, through an alliance with Investec. Investec holds a number of promising wind farm sites across both the North and South Islands and we are currently in the process of conducting due diligence on each site to determine the expected priority of wind farm development. We are also exploring other opportunities with other wind farm developers.

In addition to developing wind energy options, Contact also recently filed a new resource consent for a 17 megawatt hydro power station at the point where Lake Hawea enters the Hawea River in Central Otago.

I am pleased to report that community consultation on this project is progressing very well.

Carbon

Increasingly it is becoming impossible to talk about energy, without talking about carbon. With last winter demonstrating the importance of thermal generation to this country, the challenge is now how to manage, reduce and mitigate the emission of carbon while still providing the base-load power the country needs.

Thermal generation is critical to backing up the unpredictable nature of renewable generation such as wind and hydro, and therefore providing security of supply to consumers. Contact believes natural gas is the best fuel to balance the country's renewable electricity generation.

Internationally, gas is viewed as the clean and efficient thermal fuel of choice – the clean alternative to coal which has more than double the carbon emissions of gas, plus the smoke, ash and other pollutants that many coal-fired economies are struggling to deal with.

Our customers

I want to spend some time speaking about Contact's nearly 600,000 customers. Our customers are at the heart of our business and I am determined that understanding and meeting the needs of customers be at the centre of our thinking.

New Zealand is currently in an environment where low energy prices are becoming a thing of the past, and consumers are beginning to face the true costs of energy. While New Zealand's energy prices are still relatively low by international standards, the cost of energy will continue to increase. The factors driving this will be the higher costs of fuel, and the need to improve the viability of new generation technologies.

It is in this operating environment of increasing prices that we must demonstrate clear value for our customers.

Contact is currently developing a strategy to ensure that our current high levels of customer satisfaction are maintained and enhanced, and we will roll out new products and services that will give our customers more choice and ability to manage their energy costs.

These offers will go beyond what people might traditionally expect from a straight energy retailer. I am interested in Contact increasingly becoming an integrated energy solutions company, which not only generates and sells energy, but gives customers options and choices as to how they manage and control their energy requirements.

In an environment of increasing energy prices I want to bring our customers offers and choices in the energy efficiency space. As reducing carbon emissions becomes increasingly relevant, I want Contact to explore the potential to help our customers reduce or neutralise their own emissions.

This is the kind of new thinking that I want Contact to take forward and to lead.

Summary

In summary, your company is in good health, but must take action now to address some of the challenges we face in the medium term.

To remain one of New Zealand's great companies throughout the next 10 years will take discipline, focus, and the development and execution of well considered strategy.

The good news is that I believe Contact Energy has enormous capacity to step up and deliver solutions in the face of challenges.

Shareholders should take heart that Contact has in place a strong team which will help me lead this company.

Most of my Senior Management Team is here today and I encourage you to introduce yourselves and get to know them.

For me personally, now is a great time to be the CEO of Contact. The challenges we face are also opportunities, and I am committed to ensuring we make the most of these opportunities and turn them into value for our customers and shareholders.

Finally, over the course of the rest of this meeting, you will hear some people question my commitment to this company. I want to be crystal clear on this point and to leave you in no doubt – I am delighted to be the Chief Executive of Contact Energy. I am committed 100 per cent to this company and to its shareholders.

I am also delighted to be back home and I feel both honoured and humbled with the opportunity I have been given to serve Contact and its 90,000 shareholders.

Thank you very much.

contact



CONTACT

Annual Meeting
19 October 2006

Grant King - Chairman




CONTACT

David Baldwin - CEO




CONTACT

Phil Pryke - Deputy Chair




CONTACT

Tim Saunders - Director




CONTACT

John Milne - Director




CONTACT

Bruce Beeren - Director




CONTACT

Karen Moses - Director




contact

Ross O'Neill - General Counsel




CONTACT

Meeting Agenda

- Chairman's Introduction
- Chief Executive Officer's Review
- Shareholder Resolutions 1 to 8
- Financial Statements
- Shareholder Questions
- Resolutions 9 to 11
- Special Resolution 12
- Other Business


CONTACT


contact



CONTACT

Chairman's Address

contact



CONTACT

Chief Executive Officer's Review

contact



CONTACT

Voting Procedure

Voting Form

C VOTING[1]

Complete this part C:

(i) at the Meeting in order to cast your votes if a poll is called; or

(ii) if you have appointed a proxy or corporate representative under part B above.

You MUST tick one box for each resolution. If no box is ticked in relation to a resolution, the vote on that resolution will be treated as 'abstain'.

Shareholder proposals *(tick the box that applies)*	For	Against	Abstain[2]	Proxy discretion[3]
1. To remove Phillip Pryke from office as a director	☐	☐	☐	☐
2. To remove Tim Saunders from office as a director	☐	☐	☐	☐
3. To remove John Milne from office as a director	☐	☐	☐	☐
4. To terminate the current Chief Executive Officer's arrangement with Origin Energy or replace him	☐	☐	☐	☐
5. To preclude the Chief Executive Officer in the future having any arrangement with Origin Energy	☐	☐	☐	☐
6. To establish an independent committee regarding Contact Energy's relationships with Origin Energy and with the authority to make public statements	☐	☐	☐	☐
7. To attempt to recover Contact Energy's merger proposal costs from Origin Energy	☐	☐	☐	☐
8. To reduce the directors' fees until the merger proposal costs have been recovered from Origin Energy	☐	☐	☐	☐

Business *(tick the box that applies)*	For	Against	Abstain[2]	Proxy discretion[3]
9. To authorise the directors to fix the auditor's remuneration	☐	☐	☐	☐
10. To re-elect Grant King as a director	☐	☐	☐	☐
11. To re-elect Bruce Beeren as a director	☐	☐	☐	☐
12. To adopt a new constitution (by special resolution)	☐	☐	☐	☐

[1] The resolutions are stated in brief. Refer to the Notice of Annual Meeting for the full text of the resolutions and explanatory notes.

[2] If you mark the abstain box for a particular resolution, you are directing your proxy/corporate representative NOT to vote on that resolution and your vote will not be counted when calculating the total number of votes cast and the majority for that resolution.

[3] If you mark the proxy discretion box for a particular resolution, you are directing your proxy/corporate representative to decide how to vote on that resolution.

DON'T FORGET TO SIGN AND COMPLETE PART D OVERLEAF

Vote here

Part C


CONTACT

Voting Form



D SIGNATURE
Shareholder Name:
Shareholder Number:
All shareholders completing this form MUST sign and date where indicated below. If there are more than two joint shareholders, please add additional signatures/dates as required.
SIGNATURE
DATE
SIGNATURE
DATE
CONTACT NAME
(Optional but preferred)
DAYTIME TELEPHONE NUMBER
(Optional but preferred)
DON'T FORGET TO SIGN AND COMPLETE PART D ABOVE

Sign here Part D



CONTACT

Proxy Form

CONTACT ENERGY LIMITED

ANNUAL MEETING 19 OCTOBER 2006

PROXY/CORPORATE REPRESENTATIVE VOTING PAPER

Section 1

Proxy Holder: 1 XXXXXXXXXXXXXXXXXXX

Section 2

NOTE: Please allocate the 'proxy discretion' votes, if any, For or Against the resolution or Abstain

Resolution	For	Against	Abstain
SHAREHOLDER PROPOSALS			
	XXX,XXX	XXX,XXX	XXX,XXX



Allocate 'proxy discretion' votes, if any, here


CONTACT


contact


CONTACT

Shareholder Resolutions
1-8

Shareholder Resolutions 1-3

Proposed by New Zealand Shareholders' Association


CONTACT

Shareholder Resolution 1:

Proposed by NZ Shareholders' Association

That: *"Mr P. Pryke be removed from office as a director of Contact Energy Limited."*


CONTACT

Shareholder Resolution 2:

Proposed by NZ Shareholders' Association

That: *"Mr T. Saunders be removed from office as a director of Contact Energy Limited."*


CONTACT

Shareholder Resolution 3:
Proposed by NZ Shareholders' Association

That: *"Mr J. Milne be removed from office as a director of Contact Energy Limited."*


CONTACT

Shareholder Resolutions 4-6

Proposed by
Trustees Executors on behalf of
Brook Asset Management


CONTACT

Shareholder Resolutions 4, 5 and 6:
Proposed by Trustees Executors Ltd

Resolution 4: *"That any arrangement in existence between the current Chief Executive and Origin Energy be terminated, or, if the Company is unable to effect that termination, that the Chief Executive be replaced as soon as is practicable with a new Chief Executive who does not have any arrangement with Origin Energy."*

Resolution 5: *"That the Company in future not place anyone in the role of Chief Executive who has any arrangement with Origin Energy, while it is the largest shareholder in the Company."*

Resolution 6: *"That the Company establish a committee comprising the independent directors, the Chief Executive (if the Chief Executive does not have any arrangement with Origin Energy) and any other senior executives who may be required from time to time, to provide a forum in which Directors can discuss, in the absence of Origin Energy-nominated Directors, matters relating to ongoing or proposed relationships with Origin and that that committee be authorised, without the need for Board approval, to make public statements with respect to those relationships."*


contact

Shareholder Resolutions 7-8

Proposed by
Milton Trustee Limited


CONTACT

Shareholder Resolution 7:

Proposed by Milton Trustee Ltd

"That Contact Energy Ltd attempt, by all means possible, to recover from Origin Energy the $8.6 million dollars cost to Contact shareholders of the recent attempt by Origin to gain further control of Contact."


CONTACT

Shareholder Resolution 8:

Proposed by by Milton Trustee Ltd

"That until such time as the $8.6 million dollars cost of the abandoned "merger" is recovered, directors fees payable by Contact be reduced by $500,000 dollars per annum."


CONTACT



contact



CONTACT

Financial Statements


CONTACT

Shareholder Questions



CONTACT

Resolutions 9-12

Resolution 9:
Auditors

"That Contact's Board of Directors be authorised to fix the auditors' remuneration."



CONTACT

Resolution 10:
Re-election of Director

"That Grant King be re-elected as a director of Contact."


CONTACT

Resolution 11:
Re-election of Director

"That Bruce Beeren be re-elected as a director of Contact."


CONTACT



CONTACT

Special Resolution 12

Special Resolution 12:
Adoption of New Constitution

"That the constitution tabled at the meeting, and signed by the Chairman of the meeting for the purpose of identification, be and is hereby adopted as the constitution of the company, in substitution for the present constitution of the company."


CONTACT



CONTACT

Conclusion


CONTACT

Please place your completed voting papers in a ballot box

contact


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 October 2006
From	Bill Hundy	Pages	2
Subject	**Otway Gas Project Update**		

For your information please find attached an announcement regarding the Otway Gas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

19 October 2006

Otway Gas Project Update

Woodside Petroleum as operator of the offshore Otway Gas Project has today announced an update on the development of the Project.

The development well drilling program and construction activities at the wellhead platform and pipeline have finished. Completion of the project is taking longer than scheduled due to construction delays at the onshore gas plant, which is being built under a lump-sum contract. The ready for start-up date is now planned for the end of the March quarter 2007 and commissioning of the project will commence at this time.

For further information contact:

Mr Angus Guthrie
Manager Investor Relations
Origin Energy Limited
Telephone: (02) 8345 5558


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/10/2006

TIME: 16:13:02

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Significant Oil Flows Recorded at Jingemia & Hovea

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 October 2006
From	Bill Hundy	Pages	3
Subject	**SIGNIFICANT OIL FLOWS RECORDED AT JINGEMIA AND HOVEA, ONSHORE PERTH BASIN**		

Please find attached an announcement entitled "Significant oil flows recorded at Jingemia and Hovea, Onshore Perth Basin".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

20 October 2006

Significant oil flows recorded at Jingemia and Hovea, onshore Perth Basin

Origin Energy advises the following clean up flow results from the appraisal/development wells Jingemia 8, located in L14 and operated by Origin Energy, and Hovea 12 , located in L1 and operated by ARC Energy Limited.

Jingemia 8

Since the last report, the well has been cased and completed for production.

The well was perforated over a 21.5 metre interval (measured depth) at the top of the Dongara Sandstone reservoir and a clean up flow recorded. This test was conducted on a 1 inch choke at which a flow of 3,520 barrels of oil per day was measured. The wellhead flowing pressure at this choke size was 148 psi. As a permanent flowline has been installed, the well is now being commissioned and tied to the Jingemia production facility.

Hovea 12

Since the last report, the well has been cased and completed for production.

The well was perforated over an 8 metre interval (measured depth) at the top of the Dongara Sandstone reservoir and a clean up flow recorded. This was followed by test production through the test separator at the Hovea Field. The initial test flow was conducted using a choke size of 1 inch at which a flow rate of 3230 barrels of oil per day was measured. The well head flowing pressure at this choke size was 162 psi. The well will now be put on production through a temporary flow line to the Hovea production facility until installation of the permanent flow line, which is expected to take approximately two weeks.

Paul Zealand, General Manager Exploration & Production comments:

"These are excellent initial results for both Joint Ventures at the commencement of the current Perth Basin drilling program. Both the Jingemia 8 and Hovea 12 wells will be tested over the next two weeks to establish sustainable production levels in conjunction with existing wells. The drilling program will continue with the Century 18 drilling rig having commenced at the Eremia 5 location yesterday. This will be followed by the first of the programmed Perth Basin exploration wells".

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Participants in Jingemia 8 and the L14 Joint Venture are:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Participants in Hovea 12 and the L1/L2 Joint Venture are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager — Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/10/2006

TIME: 12:43:08

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGM Poll Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 October 2006
From	Bill Hundy	Pages	3
Subject	CONTACT ENERGY - 2006 ANNUAL MEETING POLL RESULTS AND INDEPENDENT DIRECTORS		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au


contact

20 October 2006

2006 ANNUAL MEETING POLL RESULTS AND INDEPENDENT DIRECTORS

The Chairman of Contact Energy Limited today declared the results of the following resolutions, in each case on a poll, at the Annual Meeting of the shareholders of Contact Energy Limited on 19 October 2006.

Total Contact Energy Limited voting shares on issue is 576,633,982. KPMG, the scrutineer of the polls, has confirmed these results.

The Board has also determined, in accordance with Listing Rule 3.3.1A, that Phillip Pryke, John Milne and Tim Saunders are independent directors.

Shareholder Proposals

RESOLUTION 1: To remove Phillip Pryke from office as a director.
Votes for: 57,629,517 (14.67%)
Votes against: 335,339,880 (85.33%)
RESOLUTION NOT PASSED

RESOLUTION 2: To remove Tim Saunders from office as a director
Votes for: 54,291,521 (13.62%)
Votes against: 344,404,245 (86.38%)
RESOLUTION NOT PASSED

RESOLUTION 3: To remove John Milne from office as a director
Votes for: 32,222,635 (8.20%)
Votes against: 360,560,616 (91.80%)
RESOLUTION NOT PASSED

RESOLUTION 4: To terminate the current Chief Executive Officer's arrangement with Origin Energy or replace him
Votes for: 31,196,735 (7.72%)
Votes against: 372,994,946 (92.28%)
RESOLUTION NOT PASSED

RESOLUTION 5: To preclude the Chief Executive Officer in the future having any arrangement with Origin Energy
Votes for: 31,051,539 (7.69%)
Votes against: 372,772,368 (92.31%)
RESOLUTION NOT PASSED

RESOLUTION 6: To establish an independent committee regarding Contact Energy's relationships with Origin Energy and with the authority to make public statements
Votes for: 91,385,594 (22.60%)
Votes against: 312,943,678 (77.40%)
RESOLUTION NOT PASSED

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

RESOLUTION 7: To attempt to recover Contact Energy's merger proposal costs from Origin Energy
Votes for: 41,250,821 (10.20%)
Votes against: 363,093,059 (89.80%)
RESOLUTION NOT PASSED

RESOLUTION 8: To reduce the directors' fees until the merger proposal costs have been recovered from Origin Energy
Votes for: 14,818,419 (3.67%)
Votes against: 389,373,512 (96.33%)
RESOLUTION NOT PASSED

Business

RESOLUTION 9: To authorise the directors to fix the auditor's remuneration
Votes for: 403,874,192 (99.92%)
Votes against: 307,220 (0.08%)
RESOLUTION PASSED

RESOLUTION 10: To re-elect Grant King as a director
Votes for: 381,734,713 (94.64%)
Votes against: 21,621,068 (5.36%)
RESOLUTION PASSED

RESOLUTION 11: To re-elect Bruce Beeren as a director
Votes for: 366,224,144 (90.78%)
Votes against: 37,188,520 (9.22%)
RESOLUTION PASSED

RESOLUTION 12: To adopt a new constitution (by special resolution)
Votes for: 397,171,777 (98.54%)
Votes against: 5,870,369 (1.46%)
RESOLUTION PASSED

For further information:
Jonathan Hill
Corporate Communications
(04) 462 1285


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/10/2006

TIME: 17:44:30

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Eremia 5 Oil Development Well Progress Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 October 2006
From	Bill Hundy	Pages	2
Subject	**EREMIA 5 OIL DEVELOPMENT WELL COMMENCES**		

Please find attached a report regarding the commencement of Eremia 5 Oil Development Well in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

20 October 2006

Eremia 5 Oil Development Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the oil development well Eremia 5, operated by ARC Energy Limited and located in the onshore Perth Basin Production Licence L1, commenced at 16:15 hours WST on Thursday, 19 October, using the Century 18 drilling rig. Operation at 06:00 hours WST today was drilling ahead 311 millimetre (12-1/4 inch) hole at 425 metres measured depth.

Eremia 5 is located approximately 12 kilometres southeast of the township of Dongara. The primary target is the Late Permian Dongara Sandstone, the main oil-producing reservoir in the Jingemia, Hovea and Eremia fields.

Eremia 5 is designed to intersect the Dongara Sandstone as near as possible to the structural crest of the Eremia oil field and updip from existing Eremia wells. This well is being drilled directionally and is prognosed to intersect the top of the Dongara Sandstone at approximately 2,142 metres measured depth at a subsurface location approximately 306 metres northeast of the surface location.

Surface co-ordinates for the Eremia 5 drilling location are as follows:

Latitude: 29° 18' 31.74" S
Longitude: 115° 01' 08.85" E

The well has a planned total depth of approximately 2,331 metres measured depth and is expected to take 18 days to drill and complete.

Participants in L1 and Eremia 5 are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Ltd (Operator)	50.00%

* A wholly owned subsidiary of Origin Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**50,000 @ $3.036826** **40,000 @ $3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**20,000 - 19 October 2006** **70,000 - 20 October 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,424,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,042,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements.	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 23 October 2006
Company Secretary

Print name: William M Hundy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 October 2006
From	Bill Hundy	Pages	10
Subject	**ANNUAL GENERAL MEETING**		

Please find attached the following documents, which will be presented at the Annual General Meeting of Origin Energy Limited which commences at 10.30am on 25 October 2006, in compliance with listing rule 3.13.3:

1. Copy of Chairman's Address
2. Copy of Managing Director's Address.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



CHAIRMAN'S ADDRESS
ANNUAL GENERAL MEETING
25 OCTOBER 2006

Ladies and Gentlemen,

Welcome to the Annual General Meeting for 2006.

I would like to commence my address with a brief report on our financial outcomes for the 2006 financial year, which has been fully provided to you in the Annual Report.

Our net profit after tax of $332 million was up 10% while free cash flow increased by 30% to $583 million. Our recurring A-IFRS profit is 15% higher than the $288 million last year. While earnings from our Exploration and Production business were down, strong performances from our Retail and Generation businesses and our 51% owned New Zealand subsidiary Contact Energy, contributed to the improved result.

We have increased dividends to shareholders - our final fully franked dividend of nine cents per share paid on 29 September, took total dividends to 18 cents per share which is a 20% increase over last year. Our payout ratio this year was 43%.

Throughout the year, we have continued our investment in growth, adding long term value to the company through acquisitions, development of major projects and other initiatives:

- The Spring Gully Coal Seam Gas project was completed last year on time and under budget and began ramping up production and delivery into our long term gas supply contracts.
- We expended $68 million to acquire additional coal seam gas interests in the Walloons region of Queensland. Origin has long recognised the value of coal seam gas and its potential to provide a dependable gas supply. Recent corporate activity has demonstrated that the market has finally recognised the value of coal seam gas as well. The acquisition price paid by Origin when compared with recent takeover multiples, indicates that we have purchased these assets at an attractive price.
- We also increased our interests in the BassGas and Otway gas projects. The BassGas project commenced in May and it is now fully commissioned. We expect that the Otway gas project will be completed and will commence contribution in the last quarter of the current financial year.
- We approved the development of the NZ$980 million (A$860 million) Kupe Gas project in New Zealand, which will significantly add to our energy production from mid-2009.
- We pursued the regulatory and environmental approvals for the Spring Gully and Mortlake power station developments; and
- We progressed the development and commercialisation of our SLIVER solar cell technology.

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Grant King will elaborate on these projects in his address later in the meeting. We expect that each of these projects will add to our earnings in future years.

Our total capital expenditure including acquisitions during the year was $897 million. Notwithstanding this high level of capital investment our net-debt to debt-plus-equity ratio has reduced to 42% from 44% in the prior year. Our interest cover remains strong at 4.2 times EBIT and we have maintained our investment grade, Standard and Poor's rating of BBB+ stable. Our balance sheet remains strong and we retain the capacity to take advantage of future growth opportunities as they arise.

Origin is also seeking out growth through acquisitions which are earnings accretive. It has been short-listed as a bidder for the first tranche of electricity and gas retail businesses currently being sold by the Queensland government. A decision on this tender is expected in mid November 2006.

There were a number of areas this year where our performance fell short of expectations.

Safety is a high priority for the Board. Our safety performance in 2005/06 deteriorated after several years of continued improvement. Our lost time injury and moderate medical injury frequency rate rose from 5.0 to 5.5 per million hours worked. The Board and management regard this as unacceptable and management has committed to an improvement in the coming year. We are determined to improve our record this year and we have initiated a number of measures to do this. One such measure has been to increase employee focus on safety and make improvement of safety performance as the sole target for the award of shares under the employee share plan.

The BassGas Project commenced production around two years behind schedule and with cost overruns in excess of budget. Production is now ramping up to its design capacity and we have been booking revenue earnings from this project from September this year. Our experience in the BassGas project has been factored into our program to develop the Kupe project.

I wrote to you in March setting out the benefits of a proposed merger between Origin and Contact Energy - which we believed created significant value for the shareholders of both companies. It became clear however that, the terms of the merger ratio were not supported by the institutional shareholders of Contact Energy. The Board took the view that it was not in the interests of Origin shareholders to improve the merger ratio in favour of Contact shareholders. Accordingly it was agreed to terminate the proposal before any further costs were incurred in pursuing the merger. This was a major disappointment as we believed the merger was very much in the interests of both Origin and Contact shareholders. Despite this setback, our investment in Contact Energy continues to be rewarding and we will continue to look for ways to enhance the value of our 51% holding.

Let me turn to some of the key issues facing the Company and the Australian community.

A matter that is very important to Origin Energy, to Australia and the global community is climate change.

As a major investor in the energy sector, climate change is a significant business issue for Origin Energy. As the world recognises the need to limit carbon emissions, we have factored into our major investment decisions an assumption that constraints on the production of carbon will be imposed in the future. However, it is a matter of disappointment to us, that rules to manage greenhouse gas emissions on a national basis have not been agreed by the Australian and State governments. The failure to implement a long term framework for applying a carbon cost, is a major impediment to investment in the Australian energy sector and is a matter which we are actively pursuing with government. Origin is a member of the Australian Business Round Table on Climate Change (a group of major Australian companies representing a cross section of the Australian economy) which has presented the Business Case for Early Action on Climate Change and Greenhouse Emissions to the Australian Federal and State governments.

Origin Energy has also undertaken a number of initiatives to ensure that it limits climate change impacts from its operations. We are reducing the greenhouse gas intensity of our energy production and distribution through investments across the gas supply chain. We are planning the development of two large gas fired power stations - Mortlake in Victoria and Spring Gully in Queensland, which are capable of operating at less than half of the existing electricity pool greenhouse intensity. Our investment in these projects will, however, be dependent upon Federal and State government policies that recognise and the long term value of cleaner forms of power generation.

We are also reducing the greenhouse gas intensity of our customers' energy consumption, through green energy sales to around 100,000 customers. We have made considerable investment in renewable energy sources, including solar power development through the SLIVER solar cell technology and in geothermal technology through our investment in Geodynamics which is developing a hot dry rocks project in the Cooper Basin.

We believe that if governments are prepared to develop a supporting policy framework on carbon cost, Australia can play its part in an effective international response to climate change through reduced greenhouse gas emissions.

I would like to thank my fellow directors for their dedication and support in what has been a demanding year. They have all contributed a significant amount of additional time in unscheduled meetings and extensive committee work.

I would like to thank our Managing Director, Grant King and his executive team for their hard work in a year of operational challenges and on the Contact DLC merger proposal. Thanks also to all the Origin and Contact employees for their contributions. I would also like to thank our many customers who have chosen Origin as their energy provider.

I will now introduce Grant King to speak further to you about the challenges and opportunities that have arisen this year and will shape our outlook in the years ahead, after which I will make some comments on the year ahead.

Concluding remarks

Finally, I would like to make some remarks about the outlook for the coming year.

On announcement of our full year results we advised that there were a number of factors which made the giving of formal guidance as to profits for the current year inappropriate. The current year's results will, in particular, be dependent on the commencement of production from the BassGas Project, the Offshore Otway project and the relative contribution made by Contact compared to the prior year. We advised therefore that it was possible that there would be little growth in earnings per share in the coming year.

We have already announced that BassGas is now approaching full production, albeit later than anticipated; Woodside has announced delays in commencement of commissioning of the Offshore Otway Project and our current expectation is that Contact Energy will make a materially lower contribution than it did in the prior year. Notwithstanding these factors our results for the first quarter are such that our earlier comments on outlook for profit in the coming year remain appropriate.

The year ahead will be marked by continued progress on the development of major projects:

- The Spring Gully Coal Seam Gas Project will continue its ramp up of production;
- By year end we expect that the BassGas and Otway projects will be in full production;
- The development of the Kupe gas project in New Zealand will be ongoing;
- Decisions will be made on the development of the Spring Gully power generation project in Queensland and the Mortlake project in Victoria; and
- We will pursue the development and commercialisation of our SLIVER solar Technology.

We will also continue to review potential acquisitions. These opportunities will contribute to achieving our target of 10-15% annual growth in future years.



MANAGING DIRECTOR'S ADDRESS
ANNUAL GENERAL MEETING
25 OCTOBER 2006

Ladies and Gentlemen

Throughout the year the Company continually releases information on a wide variety of matters relevant to the Company's performance. I trust that shareholders are accessing this information - either through the ASX or through our website - and feel well informed about the Company's progress.

Today I would like to focus more specifically on the Company's strategy and our execution of that strategy over the past year.

As you are aware, Origin has positioned itself in the competitive (rather than regulated) segment of the energy market in Australia and New Zealand. Whilst these competitive segments are potentially more risky than the infrastructure segments, the Company has, since listing in 2000, pursued a strategy of integration across the upstream, generation and retail segments to manage those risks and create opportunities for growth.

This strategy has been effective to date and resulted in steadily growing earnings and dividends.

Whilst our strategy was considered novel in the early 2000's, it has become apparent during this year that our major competitors are adopting similar strategies by clearly differentiating their focus on regulated or competitive segments.

We believe the strategies we have been pursuing remain appropriate, and by establishing this position ahead of others have been able to build a strong portfolio of assets and opportunities. As our competitors adopt similar strategies we believe our ability to continue to effectively deepen the integration in our business is a key to competitive advantage and success.

We continue to add to the energy resources available to our Company with our focus remaining on natural gas reserves near domestic markets.

We have been particularly successful in adding to our natural gas reserves through our coal seam gas interest in Queensland.

Origin's 2P reserves increased significantly year on year with reserves additions in Spring Gully adding 170 PJe and acquisition of additional CSG interests in Queensland and conventional gas and liquids in the Bass and Otway Basins leading to a reserves replacement ratio of 375%.

We have a good exposure to exploration opportunities near markets in Australia and New Zealand.

We have also expanded our greenfields exploration into more frontier areas in the Taranaki and Canterbury Basins in New Zealand.

We are leveraging the expertise of our exploration team by examining oil prospects in basins in which we already have knowledge. We are also screening opportunities which are brought to us in other areas - seeking opportunities with the right mix of favourable geology, manageable risk, and modest initial commitments while preserving the ability to establish significant positions in the case of success. With these criteria firmly in mind earlier this year we engaged in an opportunity in a newly emerging and highly prospective area offshore Kenya.

We continue investing for growth through the development of major projects.

It's been a challenging year in the oil and gas sector with a tight worldwide market for major equipment and qualified contractors, and some industrial relations issues in areas where we have been active. As a consequence, the completion of some of our major projects has been delayed. However, I am confident that these projects will deliver earnings growth as they are completed.

Development of our coal seam gas interests, in particular the Spring Gully field, has been very successful with initial production beginning to monetise our substantial reserve base. These projects have been delivered on time and on budget and the results are ahead of our expectation. As an early mover in the coal seam gas industry we believe we have secured some of the most prospective coal seam gas resources in the country - and currently hold approximately a third of the coal seam gas reserves reported in Australia.

Offshore and to the south east of Melbourne, the BassGas project, which has suffered many delays, commenced production during May 2006.

Commissioning has progressed to the extent that we began booking revenue from this project in September this year. The project was officially opened by the Premier of Victoria on Monday of last week and is now in full production.

Unfortunately, there is a dispute between the Joint Venture and the principle contractor, Clough, which is currently the subject of arbitration. Through this arbitration we expect to achieve some recovery against the significant cost overruns that occurred on this project.

Also in Victoria, and to the south west of Melbourne, the company is involved in the Otway Gas project. This project is operated by Woodside Petroleum and, when completed, will supply almost 10% of eastern Australia's gas and will have a life of around 15 years. Woodside has announced some further delays with this project which is not now expected to commence commissioning until the end of the March quarter next year.

Turning to New Zealand, construction of the Kupe Gas Project was approved in June, and is targeting production of gas and liquids in the latter half of 2009. Our preparation for this project has been thorough, including appropriate contingencies

which reflect the tight international environment we are operating in. Contact Energy also has growth projects on the drawing board in New Zealand, including the potential to construct a new gas fired power station at Otahuhu, expansion of its geothermal operations and the construction of new, small-scale hydro facilities.

Back in Australia we have also now received all the necessary approvals to develop base load gas fired power stations in Victoria and Queensland. The Victorian project will compliment our large retail position in this market whilst the Queensland project leverages our strong coal seam gas position. We expect to be in a position to make decisions on these projects in 2007.

We are also mindful of the impact that energy production has on CO_2 emissions and climate change. We continue to work on the development and demonstration of low carbon technologies through our work in "Sliver" photovoltaic cells and hot fractured rock technology through our investment in Geodynamics.

We have significant interests in the production of gas, oil and electricity in Australia and through Contact Energy in power generation in New Zealand.

These producing assets are positioned across the Australian and New Zealand energy markets. They provide us with a growing base of skills to support the new projects we have just discussed, and also provide us with operational and market knowledge that helps us identify and develop new projects.

Earnings from these producing assets, together with our retail business, are a major contributor to Origin's profits. This contribution will be enhanced by the completion of major development projects.

In addition to our producing interests, we buy significant amounts of natural gas, LPG and electricity for on-sale in our retail business. In Australia we currently buy most of the electricity we sell to our retail customers from the National Electricity Market, while in New Zealand Contact Energy buys its gas from other producers.

In Australia, our large portfolio of both equity and contracted gas creates a very flexible and competitive position for Origin in wholesale and retail markets.

The low level of wholesale electricity prices in Australia has made purchasing the majority of our electricity requirements appropriate to date. Higher forward electricity price is one of the triggers that will encourage us to develop the recently permitted power stations that I referred to just a few minutes ago.

And finally to our retail business.

We are one of the largest energy retailers in Australia. This is becoming a very competitive business with quite high levels of customer churn. Despite this the Company has been able to increase retail margins to approximately 7% in the last year. Through deregulation and privatisation in the Australian energy sector since the mid 1990's we have significantly grown our market share. We now serve around 15% of the eastern Australian energy market as measured by customer numbers. This has been achieved through both acquisitions and targeted organic growth of the business, particularly in new areas such as the South Australian and New South Wales electricity markets.

We use many marketing channels to position ourselves as the company of choice for new customers and we are particularly pleased with the response to our GreenEarth products. As our Chairman has outlined, there is general agreement that the consequences of over-utilising fuels with high greenhouse gas emissions are starting to be felt in the form of climate change - and this will impact us all - businesses, communities and individuals alike. We are pleased to be Australia's leading provider of green products which give you and all our customers, the ability to choose energy from renewable sources, or offset the emissions from your energy use. I hope you have all noticed the stands outside the meeting where you can receive high efficiency light globes in return for signing over the greenhouse gas emission reduction benefits. Provided that you have not taken up this offer previously - either with Origin or someone else - you are able to receive these light globes for free!

We look forward to continuing to grow our retail business, both through competitive markets and acquisitions.

As you may be aware, the Queensland Government is introducing full retail contestability in their retail markets in 2007. They are currently proceeding with the sale of their retail businesses and we will be participating in that sale process.

We are hopeful that the New South Wales Government is also watching the sales process in Queensland carefully, as the continued ownership of energy retail businesses by the New South Wales Government is completely out of step with the rest of Australia.

While we have been satisfied with the overall progress of our business, there has been, as our Chairman mentioned, a few areas where we did not meet our objectives or expectations this year:

- Firstly our safety performance has not improved this year. As the graph shows we have had more safety incidents per million hours worked than in the previous year. We take some comfort in the fact that overall our performance has improved significantly over the last five years, and that, even with the rise in incidents last year, the severity of these incidents decreased. Nonetheless this increase in safety incidents is unacceptable and we will be working hard to improve our performance this year.

- Secondly we were unable to gain support from major institutional investors in New Zealand for the proposed merger with Contact Energy. Despite much debate about the merits of the merger from a New Zealand perspective, I believe that differing views on value was the key reason for lack of support. We were not willing to improve the terms of the merger at the expense of Origin shareholders and the merger therefore did not proceed.

- Lastly - this time last year we were hopeful that the BassGas Project would commence production in December 2005 and the Otway Gas Project by mid 2006. The BassGas Project was delayed a further six months and the current estimate for the commencement of production for the Otway Gas Project is in the second quarter of 2007. These delays are indicative of the challenges faced in the upstream industry at this time. Both these projects will ultimately be good contributors to earnings for Origin.

Achieving successful outcomes and overcoming our disappointments requires the skill and commitment of all our employees. We thank them all for their contribution again this year.

Directors have also given an increasing share of their time and expertise to the Company this year and I thank them very much for their support.

I hope through this brief presentation that shareholders can see the growing diversity and deepening integration in our business.

This will continue to underpin the strength of cash flow and growth in earnings for our Company. We face an exciting time ahead in the energy industry - with challenges and opportunities in all areas of our business. I can assure you we will be working tirelessly to make these opportunities translate into benefits for all stakeholders in the company.



25 October 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ANNUAL GENERAL MEETING - ORIGIN ENERGY LIMITED

In accordance with Listing Rule 3.13.2 and Section 251AA Corporations Act, we advise of the outcome in relation to each resolution put to the security holders of Origin Energy Limited at its Annual General Meeting held on Wednesday 25 October 2006.

1. **Resolution 2 - Remuneration Report** - To adopt the Remuneration Report of the company and the entities it controlled during the year for the year ended 30 June 2006.

   Voted on a show of hands. Motion carried.

   Proxy details:
   - For: 345,863,796
   - Against: 20,582,573
   - Abstain: 2,163,189
   - Open: 14,554,651

2. **Resolutions 3(a) and (b) - To elect Directors** - H Kevin McCann and Helen M Nugent, being eligible, offer themselves for election.

   The election of each Director was voted on a show of hands. Motions carried for the election of each director.

   Proxy details:

	For	Against	Abstain	Open
H K McCann	359,651,141	7,251,953	1,713,740	14,547,375
H M Nugent	365,708,403	1,822,218	939,301	14,651,130

3. **Resolution 4 - Grant of options and offer of rights to shares to Mr Grant King** - To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   "(a) That the grant to Managing Director, Mr Grant A King of options to subscribe for up to 300,000 fully paid ordinary shares in the company, at an exercise price equal to the Origin Energy Market Price and otherwise on the terms as set out in the Explanatory Notes which accompanied the notice convening this meeting and the allotment to Mr Grant A King of up to 300,000 fully paid ordinary shares

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

in the company pursuant to the valid exercise of those options is hereby approved; and

(b) That the grant to Managing Director, Mr Grant A King of Performance Share Rights enabling him to acquire up to 100,000 fully paid ordinary shares in the company on the terms as set out in the Explanatory Notes which accompanied the notice convening this meeting and the allotment or transfer to Mr Grant A King of up to 100,000 fully paid ordinary shares in the company pursuant to the valid exercise of those Performance Share Rights is hereby approved."

Voted on a show of hands. Motion carried.

Proxy details:

- For: 294,753,190
- Against: 54,095,373
- Abstain: 19,342,639
- Open: 6,709,243

4. **Resolution 5 - Increase in Directors' fees** - To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the maximum sum of fees payable to the Directors of the company and its unlisted subsidiaries be increased by $200,000 to $1,600,000 per annum."

Voted on a show of hands. Motion carried.

Proxy details:

- For: 349,131,728
- Against: 17,364,591
- Abstain: 1,997,205
- Open: 6,665,791

Yours faithfully

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 October 2006
From	Bill Hundy	Pages	5
Subject	**CONTACT ENERGY SECURES ADDITIONAL MAUI GAS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited:

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au


contact

27 October 2006

Contact secures additional Maui gas

Contact Energy has secured rights to a further 170 petajoules of natural gas from the Maui gas field, under its Agreement relating to Right of First Refusal for Maui Gas with the Maui Joint Venture parties. The gas is to be taken between 2007 and 2014.

Approximately 42 per cent of that gas will come from the Maui field's P85** gas volumes, with the remaining 58 per cent from the P50* gas volumes - which is contingent on this reserve being firmed to P85 status.

Contact Energy Chief Executive, David Baldwin, said the new contracts confirmed Contact's increased confidence in its short to medium-term gas outlook.

He said the terms relating to price and flexibility of the gas supply arrangement over the first three years reflected the current market conditions of oversupply in the short-term.

Mr Baldwin said Contact had, in conjunction with the purchase, arranged to sell around seven petajoules per annum from October 2007 until mid 2010 to a large wholesale gas customer. Contact has also agreed to a short-term sale to another wholesale customer.

Mr Baldwin said Contact was reasonably confident that most, if not all, of its rights to the Maui P50 gas would be realised. The terms and conditions of this tranche of gas are consistent with recent long-term gas deals in the New Zealand market.

"This additional gas is a significant volume which will go a long way towards securing a stable fuel supply for our existing natural gas-fired assets into the middle of next decade," he said.

A short presentation outlining the expected profile of the gas is available in the investor section of Contact Energy's website at www.contactenergy.co.nz.

***P85 means the quantity of gas estimated at a probability of 85 per cent or greater to be recovered from the field*

**P50 means the quantity of gas estimated at a probability of 50 per cent or greater to be recovered from the field*

For more information:
Jonathan Hill
Communications Manager
04 462 1285

Updated Gas Position

27-October-2006



CONTACT

Contact has secured a further 170 PJs of ROFR Maui gas to be taken between 2007 and 2014.

Total Volumes

- 170 PJs. Approximately 42 per cent of that gas will come from the Maui field's P85 gas volumes, with the remaining 58 per cent from the P50 gas volumes - which is contingent on this reserve being firmed to P85 status.

Tranche 1: P85 Gas

- Terms relating to price and flexibility of the gas supply arrangement over the first three years reflected the current market conditions of oversupply in the short-term.
- Contact has, in conjunction with the purchase, arranged to sell around seven petajoules per annum from October 2007 until mid 2010 to a large wholesale gas customer. Another short-term wholesale gas sale has also been agreed.

Tranche 2: P50 Gas

- Reasonable confidence that most, if not all, of its rights to the Maui P50 gas will be realised.
- The terms and conditions of this tranche of gas are consistent with recent long-term gas deals in the New Zealand market.

Acquisition of two additional tranches of ROFR gas extends the gas book out beyond 2010

PJ

80
70
60
50
40
30
20
10

Small Contracts
Shell / OMV
ROFR P85
ROFR P50
ROFR - short term
Maui

2005/06 2006/07 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15

Financial years


CONTACT

Note: This profile is based on current assumptions around external gas sales and internal generation requirements and is subject to change.


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 October 2006
From	Bill Hundy	Pages	2
Subject	**KUPE DRILLING RIG ARRIVAL DATE REVISED**		

Please find attached an announcement regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au


Origin
energy

ASX Release

27 October 2006

Kupe drilling rig arrival date revised

Origin Energy Resources (Kupe) Limited ("Origin Energy") today announced that the Ensco 107 drilling rig for the Kupe Gas Project is now expected to arrive in June 2007, delayed from the original planned date of March 2007.

Project Director for the Kupe Gas Project, Mr Peter Ashford said "This delay does not affect our critical path and the Project remains on schedule for first gas in the first half of the 2009 calendar year."

The project was blessed by local Maori on Saturday 14 October, following which the roadworks and site preparation for the onshore production station began.

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P New Zealand Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au



Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand • Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 • GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 October 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**25 October 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**799,444,588**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,022,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 27 October 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.